

11005463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB - 3 2011
WASH, D.C. 200 SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

REPUBLIC OF HUNGARY
Exact name of registrant as specified in charter

0000889414
Registrant CIK Number

Annual Report on Form 18-K for the Year Ended December 31, 2009
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-49294-01
SEC file number, if available

S-________N/A_________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________N/A_________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

December 31, 2009
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

√__ Rule 311 (Permitted Paper Exhibit)

SIGNATURE

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on February 2, 2011.

REPUBLIC OF HUNGARY

By: ______________________________

Name: Gyula Pleschinger
Title: Chief Executive Officer of Government Debt Management Agency Pte Ltd. as attorney

EXHIBIT INDEX

Exhibit Number	Description
1	The latest annual budget of the Republic as set forth in Act CLXIX of 2010 on the budget of the Republic of Hungary for the year 2011 (*a Magyar Köztársaság 2011. évi költségvetéséről szóló 2010. évi CLXIX. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 30, 2010, which is referred to as Exhibit 99.C.1 in the Amendment No. 1 to the Annual Report on Form 18-K for the fiscal year ended December 31, 2009 and filed on November 30, 2010.
2	Power of Attorney dated November 25, 2010.*

* Incorporated by reference from the Annual Report on Form 18-K filed on November 30, 2010, file No. 033-49294-01.

Exhibit 1

The latest annual budget of the Republic as set forth in Act CLXIX of 2010 on the budget of the Republic of Hungary for the year 2011 (*a Magyar Köztársaság 2011. évi költségvetéséről szóló 2010. évi CLXIX. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 30, 2010.



MAGYAR KÖZLÖNY

200. szám

A MAGYAR KÖZTÁRSASÁG HIVATALOS LAPJA
2010. december 30., csütörtök


SEC MAIL
RECEIVED
PROCESSING
FEB - 3 2011
WASH. D.C.
200
SECTION

Tartalomjegyzék

2010. évi CLXIX. törvény	A Magyar Köztársaság 2011. évi költségvetéséről	31047
2010. évi CLXX. törvény	Egyes nyugdíjbiztosítási tárgyú és más kapcsolódó törvények módosításáról	31209
2010. évi CLXXI. törvény	Egyes szociális, gyermekvédelmi, családtámogatási, fogyatékosságügyi és foglalkoztatási tárgyú törvények módosításáról	31214
2010. évi CLXXII. törvény	Egyes közlekedési tárgyú törvények módosításáról	31249
351/2010. (XII. 30.) Korm. rendelet	Egyes kormányrendeleteknek a fővárosi és megyei kormányhivatalok kialakításával összefüggő módosításáról	31291
352/2010. (XII. 30.) Korm. rendelet	A költségvetési szerveknél foglalkoztatottak 2011. évi kompenzációjáról	31537
353/2010. (XII. 30.) Korm. rendelet	A nyugellátások és a baleseti járadék emeléséről	31546
354/2010. (XII. 30.) Korm. rendelet	A társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény végrehajtásáról szóló 168/1997. (X. 6.) Korm. rendelet módosításáról, valamint a korengedményes nyugdíjba vonulás lehetőségének meghosszabbításáról	31547
355/2010. (XII. 30.) Korm. rendelet	A Nemzeti Család- és Szociálpolitikai Intézet feladatainak megállapításával összefüggő egyes kormányrendeletek módosításáról	31553
356/2010. (XII. 30.) Korm. rendelet	A megváltozott munkaképességű munkavállalók foglalkoztatásához nyújtható költségvetési támogatásáról szóló 177/2005. (IX. 2.) Korm. rendelet módosításáról	31555
357/2010. (XII. 30.) Korm. rendelet	A szociális szolgáltatási tárgyú kormányrendeleteknek az egyes szociális, gyermekvédelmi, családtámogatási, fogyatékosságügyi és foglalkoztatási tárgyú törvények módosításáról szóló 2010. évi CLXXI. törvénnyel összefüggő módosításáról	31555
358/2010. (XII. 30.) Korm. rendelet	Egyes kormányrendeleteknek a pénzbeli szociális ellátásokkal összefüggő módosításáról	31566
359/2010. (XII. 30.) Korm. rendelet	A családok támogatásáról szóló 1998. évi LXXXIV. törvény végrehajtásáról szóló 223/1998. (XII. 30.) Korm. rendelet, valamint az egyes szociális tárgyú kormányrendeletek módosításáról szóló 140/2010. (IV. 28.) Korm. rendelet módosításáról	31591
360/2010. (XII. 30.) Korm. rendelet	Egyes gyermekvédelmi tárgyú kormányrendeleteknek az egyes szociális, gyermekvédelmi, családtámogatási, fogyatékosságügyi és foglalkoztatási tárgyú törvények módosításáról szóló 2010. évi CLXXI. törvényhez kapcsolódó módosításáról	31594

Tartalomjegyzék

361/2010. (XII. 30.) Korm. rendelet	Az egyes rendészeti tárgyú és az azokkal összefüggő törvények módosításáról szóló 2010. évi CXLVII. törvényhez kapcsolódóan egyes kormányrendeletek módosításáról	31631
362/2010. (XII. 30.) Korm. rendelet	Az egyes klímapolitikai tárgyú kormányrendeletek módosításáról	31642
21/2010. (XII. 30.) NEFMI rendelet	A gondozási szükséglet, valamint az egészségi állapoton alapuló szociális rászorultság vizsgálatának és igazolásának részletes szabályairól szóló 36/2007. (XII. 22.) SZMM rendelet módosításáról	31646
22/2010. (XII. 30.) NEFMI rendelet	A szociális módszertani intézmények kijelöléséről és feladatairól, valamint a szociális szolgáltatók, intézmények engedélyezési eljárásának szakértői díjáról szóló 3/2008. (IV. 15.) SZMM rendelet módosításáról	31647
23/2010. (XII. 30.) NEFMI rendelet	A megváltozott munkaképességű személyek foglalkoztatásához nyújtható költségvetési támogatás megállapításának részletes szabályairól szóló 15/2005. (IX. 2.) FMM rendelet módosításáról	31647
24/2010. (XII. 30.) NEFMI rendelet	A Nemzeti Család- és Szociálpolitikai Intézet feladatainak megállapításával összefüggő egyes miniszteri rendeletek módosításáról	31648
25/2010. (XII. 30.) NEFMI rendelet	A Nemzeti Rehabilitációs és Szociális Hivatal feladatainak megállapításával összefüggő egyes miniszteri rendeletek módosításáról	31651
26/2010. (XII. 30.) NEFMI rendelet	A személyes gondoskodást nyújtó szociális intézmények szakmai feladatairól és működésük feltételeiről szóló 1/2000. (I. 7.) SZCSM rendelet módosításáról	31655
27/2010. (XII. 30.) NEFMI rendelet	A személyes gondoskodást nyújtó szociális ellátások igénybevételéről szóló 9/1999. (XI. 24.) SZCSM rendelet módosításáról	31692
28/2010. (XII. 30.) NEFMI rendelet	A személyes gondoskodást nyújtó gyermekjóléti, gyermekvédelmi intézmények, valamint személyek szakmai feladatairól és működésük feltételeiről szóló 15/1998. (IV. 30.) NM rendelet, a helyettes szülők, a nevelőszülők, a családi napközit működtetők képzésének szakmai és vizsgakövetelményeiről, valamint az örökbefogadás előtti tanácsadásról és felkészítő tanfolyamról szóló 29/2003. (V. 20.) ESZCSM rendelet és a javítóintézetek rendtartásáról szóló 30/1997. (X. 11.) NM rendelet módosításáról	31704

II. Törvények

2010. évi CLXIX. törvény a Magyar Köztársaság 2011. évi költségvetéséről*

Az Országgyűlés a Magyar Köztársaság 2011. évi költségvetéséről az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 28. §-a alapján a következő törvényt alkotja:

ELSŐ FEJEZET
A KÖZPONTI ALRENDSZER KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY MÉRTÉKE

1. § Az Országgyűlés az államháztartás központi alrendszerének (a továbbiakban: központi alrendszer) 2011. évi
a) bevételi főösszegét 13 151 248,0 millió forintban,
b) kiadási főösszegét 13 838 618,3 millió forintban,
c) hiányát 687 370,3 millió forintban állapítja meg.

2. § (1) Az 1. §-ban megállapított kiadási és bevételi főösszegeknek, valamint a saját bevétellel nem fedezett kiadásokhoz nyújtott költségvetési támogatási előirányzatoknak fejezetek, címek, alcímek, jogcím-csoportok, jogcímek szerinti – a belső és külső tételeket együttesen tartalmazó – részletezését az 1. melléklet tartalmazza.
(2) A központi alrendszer mérlegét az Országgyűlés a 2. mellékletben foglaltak szerint hagyja jóvá.

A központi alrendszer előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

3. § Az 1. mellékletben meghatározott kiadási és bevételi előirányzatok közül a 9. mellékletben megállapított esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

MÁSODIK FEJEZET
A TAKARÉKOS ÁLLAMI GAZDÁLKODÁSRÓL ÉS KÖLTSÉGVETÉSI FELELŐSSÉGRŐL SZÓLÓ TÖRVÉNY RENDELKEZÉSEIBŐL ADÓDÓ KÖVETELMÉNYEK, MUTATÓK A 2011–2013. ÉVRE VONATKOZÓAN

4. § (1) 2012-ben a belső tételek hiánya legfeljebb 5 356 090,0 millió forint.
(2) 2013-ban az elsődleges egyenlegcél 245 593,0 millió forint.
(3) A 2013. évben a központi alrendszer elsődleges kiadásainak korrigált főösszege a 2012. évi korrigált főösszeghez viszonyítva reálértéken legfeljebb a GDP növekedés felével emelkedhet.
(4) A központi alrendszer külső tételeinek részletezését az Országgyűlés a 10. mellékletben foglaltak szerint hagyja jóvá.

HARMADIK FEJEZET
A KÖZPONTI ALRENDSZER EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL, ILLETŐLEG FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

A központi alrendszer egyes tartalék-előirányzatai

5. § (1) Céltartalék szolgál a Közigazgatási és Igazságügyi Minisztérium fejezet, 19. cím, 2. alcím, 1. Különféle kifizetések jogcím-csoporton
a) az Európai Unió intézményeiben foglalkoztatott köztisztviselők és hivatásos állományú nemzeti szakértők külön kormányrendeletben meghatározott kiadásaira,

---

* A törvényt az Országgyűlés a 2010. december 23-ai ülésnapján fogadta el.

b) a központi államigazgatási szerveknél, továbbá azok területi és helyi szerveinél a diplomás pályakezdő fiatalok munkatapasztalat-szerzése támogatására,

c) a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetésekre.

(2) A többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának, a felhasználás ellenőrzésének szabályait az (1) bekezdés a)–b) pontjai tekintetében a Kormány rendeletben állapítja meg, a c) pont vonatkozásában külön törvényben foglaltak az irányadók.

(3) Felhatalmazást kap a Kormány, hogy az (1) bekezdés szerinti céltartalék előirányzatból átcsoportosítson a Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. Központosított előirányzatok cím, 5. mellékletben szereplő 7. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása jogcímre, amennyiben a helyi önkormányzati létszám leépítések miatt e jogcímen rendelkezésre álló előirányzat már felhasználásra került.

(4) Az (1) bekezdés szerinti céltartalék terhére a Kormány engedélyével támogathatók a Költségvetési Tanács Titkárságának megszüntetésével elért valós létszámcsökkenésekkel kapcsolatos személyi kifizetések.

(5) Az (1) bekezdés szerinti céltartalék terhére támogatható a költségvetési szerveknél foglalkoztatottak részére a 2011. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok kifizetése. Az előirányzatok átcsoportosítására a Kormány kap felhatalmazást.

Az állam vagyonával kapcsolatos rendelkezések

6. § (1) A 2011. évben a Magyar Nemzeti Vagyonkezelő Zrt. hitelfelvételre, értékpapír kibocsátásra és kezességvállalásra nem jogosult.

(2) A 2011. évben a központi költségvetés Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetének terhére történő, 1000,0 millió forint összeget elérő mértékű kötelezettségvállalásokat és – a központi költségvetés likviditási helyzetére figyelemmel – a kifizetések ütemezését az állami vagyon felügyeletéért felelős miniszter a rábízott vagyon vagyonkezelési tervének keretében hagyja jóvá.

(3) Az állami vagyonról szóló 2007. évi CVI. törvény

a) 28. §-ának (4) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2011. évben 25,0 millió forint;

b) 33. §-ának (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2011. évben 25,0 millió forint;

c) 35. §-a (2) bekezdésének i) pontjában meghatározott egyedi bruttó forgalmi érték a 2011. évben 25,0 millió forint;

d) 36. §-ának (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2011. évi összesített bruttó forgalmi értéke 10 000,0 millió forint lehet.

(4) A MiG-29-es repülőgépek és a Mi típusú helikopterek értékesítéséből származó bevételt a honvédelemért felelős miniszter 2011-ben a Magyar Honvédség technikai modernizációjára használhatja fel.

7. § (1) Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő, 6980,0 millió forint összegű kiadási előirányzatból egyedi 500,0 millió forintot meg nem haladó összeget az állami vagyon felügyeletéért felelős miniszter és az államháztartásért felelős miniszter együttes döntésével, az ezt meghaladó összeget a Kormány átcsoportosíthatja az e fejezetben szereplő kiadási előirányzatokra.

(2) Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. Értékesítési bevételek alcím és 2. Hasznosítási bevételek alcím bevételi előirányzatainak tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben a Kormány határozata alapján a fejezetnek a határozatban megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékéig – túlléphető.

(3) Az állami vagyon felügyeletéért felelős miniszter Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. Felhalmozási jellegű kiadások alcím és a 2. Hasznosítással kapcsolatos folyó kiadások alcím kiadási előirányzatai között átcsoportosíthat. Az átcsoportosítás mértéke az egyes kiadási előirányzatokat érintően nem haladhatja meg az 1000,0 millió forintot, és nem történhet olyan előirányzat terhére, amelynek teljesülése módosítás nélkül eltérhet az előirányzattól.

(4) A költségtakarékos költségvetési gazdálkodás érdekében az állami vagyon felügyeletéért felelős miniszter felülvizsgálja a közfeladatot ellátó állami szervek, és azt követően az állami tulajdonú gazdasági társaságok ingatlan használatát, és biztosítja e szervek lehetőség szerinti állami tulajdonú ingatlanban történő feladatellátását, illetve amennyiben szükséges, az egyes szervek – az ellátott közfeladatot is figyelembe véve – összevont elhelyezését.

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SEC MAIL PROCESSING
RECEIVED
FEB - 3 2011
WASH, D.C.
200
SECTION

Filing Desk
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Via Courier

February 2, 2011

Republic of Hungary (Registrant CIK Number 0000889414) (the "Republic") – Form SE Filing

Ladies and Gentlemen:

Enclosed please find four (4) copies of the completed Form SE and Exhibit 1 to the Form SE for the Republic. This filing is in connection with the Republic's proposed filing of an amendment to the report on Form 18-K (SEC file number 033-49294-01) for the fiscal year ended December 31, 2009.

Exhibit 1 is the latest annual budget for the Republic as set forth in Act CLXIX of 2010 on the budget of the Republic of Hungary for the year 2011 (a Magyar Köztársaság 2011. évi költségvetéséről szóló 2010. évi CLXIX. törvény) as published in the Official Gazette (*Magyar Közlöny*) on December 30, 2010. It is being submitted as a foreign language document in paper form under Rule 311 of Regulation S-T.

Please kindly acknowledge the receipt of this filing by signing the enclosed copy of this letter and mail it back to my attention in the self-addressed prepaid envelope, also enclosed with this letter.

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Grace Avedissian

Encls.

8. § (1) A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 4. Fejezeti tartalék alcímén szereplő, 800,0 millió forint összegű kiadási előirányzatból egyedi 300,0 millió forintot meg nem haladó összeget az agrárpolitikáért felelős miniszter és az államháztartásért felelős miniszter együttes döntésével, az ezt meghaladó összeget a Kormány átcsoportosíthatja az e fejezetben szereplő kiadási előirányzatokra.

(2) A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. Értékesítési bevételek alcím és 2. Hasznosítási bevételek alcím bevételi előirányzatainak tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben a Kormány határozata alapján a fejezetnek a határozatban megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékéig – túlléphető.

9. § (1) Az állami tulajdonú gazdasági társaságoktól 2011. évben elvont osztalék a központi költségvetés központosított bevétele, amelyet Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben kell elszámolni.

(2) Az üvegházhatású gázok kibocsátási egységeinek kereskedelméről szóló 2005. évi XV. törvény (a továbbiakban: Üht.) által létrehozott kibocsátási egységek értékesítéséből 2011. évben várható költségvetési bevétel Kormány által meghatározott hányada hazai, illetve harmadik országokban megvalósuló, üvegházhatású gázkibocsátás csökkentésével kapcsolatos intézkedésekre, valamint hazai és harmadik országokban bekövetkező éghajlatváltozás kezelésére felhasználható. 2011. évben a bevételből 560,0 millió forint kerül átcsoportosításra a fejlődő országok részére nyújtandó klímafinanszírozásra a Külügyminisztérium fejezetben az 5. cím 22. Nemzetközi fejlesztési együttműködés és humanitárius segélyezés alcímen belül az átcsoportosításkor létrehozandó Üvegházhatású gázkibocsátás csökkentésével, valamint az éghajlatváltozás kezelésével kapcsolatos támogatások jogcím-csoportra.

(3) Az Üht. által létrehozott kibocsátási egységek értékesítéséből származó bevételt Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. Értékesítési bevételek alcímen, külön jogcím-csoportként kell elszámolni.

(4) Az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából befolyó bevételt a Nemzeti Fejlesztési Minisztérium fejezet bevételeként kell elszámolni.

(5) Az Országgyűlés felhatalmazza az energiapolitikáért felelős minisztert, hogy az Éhvt. alapján létrehozott kiotói egységek átruházásából befolyt bevételnek az Éhvt. 10. § (3) és (4) bekezdésében meghatározott célok szerinti felhasználására nyitott előirányzatot az értékesítésből befolyt teljes bevétellel megnövelje.

10. § (1) A 2011. év során a Nemzeti Infrastruktúra Fejlesztő Zrt. (a továbbiakban: NIF Zrt.) és a MÁV Start Zrt. 5000,0 millió forint összeghatár alatt az államháztartásért felelős miniszter és a közlekedésért felelős miniszter együttes jóváhagyásával, 5000,0 millió forint és 5000,0 millió forint összeghatár felett a Kormány jóváhagyásával jogosult

a) hitel, kölcsön felvételére,
b) garancia és kezesség vállalására,
c) értékpapír vásárlására,
d) váltó kibocsátására és elfogadására,
e) kötvény kibocsátására,
f) pénzügyi lízing vagy faktoring ügyletre irányuló, vagy ilyet magában foglaló szerződés kötésére.

(2) A Magyar Állam által kibocsátott értékpapírok adásvételére és az 57. § szerinti hitelnyújtásra az (1) bekezdésben foglalt korlátozás nem vonatkozik.

(3) Az (1) bekezdésben szereplő gazdasági társaságok adósságállománya – ide nem értve az 57. § szerint kapott hitelt – csak a Kormány jóváhagyásával haladhatja meg az 5000,0 millió forintot.

(4) Az (1) és (3) bekezdés szerinti korlátozások mindaddig vonatkoznak e gazdasági társaságokra, amíg – közvetlen vagy közvetett – többségi állami tulajdonban vannak.

A központi költségvetési szervekkel és a fejezeti kezelésű előirányzatokkal kapcsolatos rendelkezések

11. § (1) A Magyar Kereskedelmi Engedélyezési Hivatal 1316,8 millió forintot, a Magyar Bányászati és Földtani Hivatal 364,1 millió forintot, a Nemzeti Közlekedési Hatóság 17 652,0 millió forintot köteles 2011. évben befizetni a bevételeiből az államháztartásért felelős miniszter által jóváhagyott ütemezési terv szerint a központi költségvetés részére, melyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hó 20. napja, a negyedik negyedévben december 10-e.

(2) A Magyar Energia Hivatal 1116,5 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(3) A Szellemi Tulajdon Nemzeti Hivatala 150,0 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A fővárosi, megyei kormányhivatalok (fővárosi, megyei kormányhivatalok földhivatala) 3932,2 millió forintot kötelesek befizetni a bevételeikből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) Ha az államháztartásért felelős miniszter, valamint a fejlesztéspolitikáért felelős miniszter irányítása alá tartozó, az (1) bekezdésben felsorolt költségvetési szervek a befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni, és a befizetést legkésőbb 2011. december 20-áig teljesíteni kell.

(6) A Pénzügyi Szervezetek Állami Felügyelete 4100,0 millió forintot köteles befizetni a központi költségvetés javára 2011. évben egyenlő részletekben, első alkalommal 2011. február 20. napjáig, majd a tárgynegyedévet követő második hónap 20. napjáig.

12. § (1) A felsőoktatásról szóló 2005. évi CXXXIX. törvény 129. §ának (3) bekezdése szerint 2011. január 1-jétől az egy főre megállapított hallgatói normatíva 119 000 Ft/év, a doktori képzésben részt vevők egy főre megállapított támogatási normatívája 1 116 000 Ft/év, a köztársasági ösztöndíjban részesülők normatívája 340 000 Ft/év, a kollégiumi-diákotthoni elhelyezés normatívája 116 500 Ft/év, a lakhatási támogatás normatívája 60 000 Ft/év, a tankönyv- és jegyzettámogatás, valamint a sport- és kulturális tevékenység normatívája 11 900 Ft/év.

(2) A katonai és rendvédelmi felsőoktatási intézmények vezetőinek, oktatóinak és hallgatóinak jogállásáról szóló 1996. évi XLV. törvény 44. §-ának (1) bekezdése szerinti, a Rendőrtiszti Főiskola nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 308 000 Ft/fő/év.

(3) A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.). 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 2011. január 1-jétől 437 300 forint.

(4) A Bolyai János Kutatási Ösztöndíj havi összege 124 500 forint.

(5) A katonai és rendvédelmi felsőoktatási intézmények részére – a nemzetvédelmi és katonai képzési területhez nem tartozó szakokon – az államilag támogatott képzésben részt vevő hallgatók után az (1) bekezdésben megállapított hallgatói normatíva, a köztársasági ösztöndíjban részesülők normatívája, a diákotthoni elhelyezés normatívája, a lakhatási támogatás normatívája, a tankönyv- és jegyzettámogatás, valamint a sport- és kulturális tevékenység normatívája, továbbá a szak képzési normatívája a Nemzeti Erőforrás Minisztérium fejezet költségvetésében biztosított.

13. § (1) A központi költségvetési szervként működő felsőoktatási intézményeket az általuk ellátott közoktatási feladatokra a 3. melléklet 15., 16. a)–e), 17. pontjában, az 5. melléklet 5., 11. pontjában, továbbá a 8. melléklet I. részének 1–3. pontjában megállapított, a helyi önkormányzatok normatív hozzájárulásaival és támogatásaival azonos jogcímeken és feltételek mellett normatív hozzájárulás és támogatás illeti meg.

(2) A központi költségvetési szervként működő felsőoktatási intézmények gyakorló intézményei esetén a 3. melléklet 15., 16. a)–d), és a 16. ea) pontja szerinti jogcímek tekintetében a normatív hozzájárulások kétszerese jár.

(3) A (2) bekezdésben meghatározott támogatás igénybevételének feltétele, hogy a gyakorló intézményekben a tanterv közismereti tantárgyainak és az ahhoz kapcsolódó tanórán kívüli iskolai tevékenységnek, valamint az óvodai nevelési, a készség- és képességfejlesztési, továbbá az egységes óvoda-bölcsőde intézményi keretei között bölcsődei ellátásban részesülők gondozás-fejlesztési és tanórán kívüli iskolai tevékenységeknek legalább 70%-ában a hallgatók gyakorlati felkészítése történjék, továbbá az intézményi tanítási, illetve az óvodai foglalkozási időkeret 25%-át gyakorló iskolai, óvodai feladatokra fordítsák. Amennyiben a feladatok számosságának és az éves időkeretnek az előzőekben meghatározott százalékos mértékét nem éri el a feladatellátás, az igénybevétel jogosultságát ennek megfelelően arányosan kell megállapítani.

(4) Az (1)–(2) bekezdés szerinti központi költségvetési szerv a létszámjelentésben szereplő feladatmutatók alapján az intézményi költségvetésben meglévő és az (1) bekezdésben meghatározott normatíva alapján járó támogatás különbözetét az irányító szervtől igényelheti.

(5) Az (1) bekezdésben meghatározott központi költségvetési szerv a tényleges, a tanügyi okmányok alapján dokumentált feladatmutatók szerint jogosult a normatív hozzájárulás és támogatás igénybevételére.

(6) Az (1)–(2) bekezdésben meghatározott közoktatási célú normatív hozzájárulások és támogatás elszámolása a központi költségvetési szervként működő felsőoktatási intézmény elszámoltatása szerint, annak részeként történik.

14. § (1) Az 1. mellékletben a Központosított bevételek címen szereplő előirányzatok beszedéséért – ha törvény másként nem rendelkezik – az adott fejezetet irányító szerv vezetője tartozik felelősséggel.

(2) A Nemzeti Erőforrás Minisztérium fejezet, 20. cím, 23–24. alcímhez tartozó jogcím-csoportok és a 30. alcím 26. jogcím-csoportok, jogcímek költségvetési támogatási előirányzatai tartalmazzák a sportról szóló 2004. évi I. törvény 56. §-ának (2) bekezdése szerinti bevételeket.

(3) A Belügyminisztérium fejezet, 20. cím, 1. alcím, 32. Építésügyi célelőirányzat jogcím-csoport terhére a bevételek mértékéig lehet kötelezettséget vállalni.

Az elkülönített állami pénzalapok költségvetésével összefüggő rendelkezések

15. § (1) Az Országgyűlés az elkülönített állami pénzalapok (a továbbiakban: pénzalapok) költségvetését – bevételeit és kiadásait – alaponként, jogcímenként az 1. melléklet szerint állapítja meg.

(2) A Társadalmi megújulás Operatív Program hazai társfinanszírozása céljára a Munkaerőpiaci Alap összesen 3970,7 millió forintot ad át az Uniós fejlesztések fejezet részére.

(3) A Kutatási és Technológiai Innovációs Alap a Társadalmi megújulás Operatív Program társfinanszírozásához pályázaton kívüli támogatás formájában a Nemzeti Fejlesztési Ügynökséggel kötött megállapodás alapján 3000,0 millió forintot ad át az Uniós fejlesztések fejezet részére.

(4) A Munkaerőpiaci Alap fejezetben 10 000,0 millió forint egyenlegtartási és kockázatkezelési keret kerül kialakításra, amelynek legfeljebb 40%-a az I. félévben, a fennmaradó rész a II. félévben használható fel az államháztartásért felelős miniszter döntése alapján.

(5) A Munkaerőpiaci Alap 64 000,0 millió forint költségvetési támogatásban részesül a Nemzeti Közfoglalkoztatási Program megvalósításához.

16. § A Kutatási és Technológiai Innovációs Alap 2011. évi forrásai terhére a Kutatási és Technológiai Innovációs Alapról szóló 2003. évi XC. törvény 8. §-ának (4)–(7) bekezdései szerinti, valamint nemzetközi szerződésen, illetve nemzetközi kötelezettséget keletkeztető külön jogszabályon alapuló, így különösen Magyarország európai uniós tagságából következően vállalt feladatok kivételével új kötelezettség nem vállalható.

A társadalombiztosítás pénzügyi alapjaival összefüggő rendelkezések

A Nyugdíjbiztosítási Alap költségvetése

17. § (1) Az Országgyűlés a Nyugdíjbiztosítási Alap (a továbbiakban: Ny. Alap) 2011. évi

a) bevételi főösszegét 3 074 646,1 millió forintban,

b) kiadási főösszegét 3 074 646,1 millió forintban,

c) egyenlegét nulla forintban állapítja meg.

(2) Az (1) bekezdésben megállapított bevételi és kiadási főösszegek részletezését, valamint a nyugdíjbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást az 1. melléklet tartalmazza.

18. § (1) A Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre 700,0 millió forint, egyszeri segélyre 500,0 millió forint használható fel.

(2) Az Országgyűlés felhatalmazza a szociál- és nyugdíjpolitikáért felelős minisztert, hogy az Ny. Alap kezelőjének javaslatára az (1) bekezdésben meghatározott méltányossági keretösszegek között átcsoportosítson.

19. § (1) Az Országgyűlés felhatalmazza a szociál- és nyugdíjpolitikáért felelős minisztert, hogy engedélyezze a nyugellátásban részesülő személyek évközi nyugellátás-emelésének végrehajtásával összefüggésben a Nyugdíjbiztosítási Alap fejezet, 5. cím, 1. alcím, valamint 2. alcím, 1. előirányzat-csoport, 1. Személyi juttatások, 2. Munkaadókat terhelő járulékok, 3. Dologi kiadások kiemelt előirányzat kiadási előirányzatai tételes elszámolás alapján történő túlteljesülését.

(2) A Nyugdíjbiztosítási Alap tekintetében a fejezetet irányító szerv hatáskörében eljáró szociál- és nyugdíjpolitikáért felelős miniszter tervezési, az e törvényben említettek kivételével az előirányzat-módosítási, valamint az előirányzat-felhasználási, beszámolási, információszolgáltatási kötelezettségét és jogát az Országos Nyugdíjbiztosítási Főigazgatóság főigazgatója gyakorolja.

Az Egészségbiztosítási Alap költségvetése

20. § (1) Az Országgyűlés az Egészségbiztosítási Alap (a továbbiakban: E. Alap) 2011. évi

a) bevételi főösszegét 1 370 936,7 millió forintban,

b) kiadási főösszegét 1 459 613,9 millió forintban,

c) hiányát 88 677,2 millió forintban állapítja meg.

(2) Az (1) bekezdésben megállapított bevételi és kiadási főösszegek részletezését, valamint az egészségbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást az 1. melléklet tartalmazza.

21. § (1) Az Országgyűlés felhatalmazza a Kormányt, hogy az Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport, a 4. Gyógyszertámogatás jogcím-csoport és az 5. Gyógyászati segédeszköz támogatás jogcím-csoport között átcsoportosítást hajtson végre.

(2) Az Országgyűlés felhatalmazza a Kormányt az Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport 1–18. jogcímei, valamint a 4. Gyógyszertámogatás jogcím-csoport 1–2. és 5. jogcímei előirányzatainak megemelésére.

(3) Az (1) és (2) bekezdésben kapott felhatalmazás, valamint a 27. §-ban foglalt rendelkezés alapján évközben végrehajtásra kerülő intézkedések nem növelhetik az Egészségbiztosítási Alap 2011. évi költségvetése 20. § (1) bekezdés c) pontjában meghatározott hiányának összegét.

22. § (1) Az Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoporton belül az 1–18. jogcímek között, az 5. Gyógyászati segédeszköz támogatás jogcím-csoporton belül a jogcímek között, valamint a 4. Gyógyszertámogatás jogcím-csoport 1–2. és 6. jogcímei között az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(2) Az Országgyűlés felhatalmazza az egészségbiztosításért felelős minisztert, hogy az E. Alap kezelőjének javaslatára a 26. §-ban a pénzbeli ellátások körében meghatározott méltányossági keretösszegek között átcsoportosítson.

(3) Az Egészségbiztosítási Alap fejezetnél a fejezetet irányító szerv hatáskörében eljáró egészségbiztosításért felelős miniszter tervezési, az e törvényben említettek kivételével az előirányzat-módosítási, valamint az előirányzat-felhasználási, beszámolási, információszolgáltatási kötelezettségét és jogát az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) főigazgatója gyakorolja.

23. § (1) Az Országgyűlés felhatalmazza az egészségbiztosításért felelős minisztert, hogy az államháztartásért felelős miniszter egyetértésével az Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcím-csoport, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím előirányzaton elszámolt bevételek mértékéig a gyógyszertámogatás céltartalékot a 2. cím, 3. alcím, 4. Gyógyszertámogatás jogcím-csoport 1–2. és 5. jogcímeire átcsoportosítsa.

(2) Az Országgyűlés felhatalmazza az egészségbiztosításért felelős minisztert, hogy az államháztartásért felelős miniszter egyetértésével az Egészségbiztosítási Alap fejezet 2. cím, 3. alcím, 8. Természetbeni ellátások céltartaléka jogcím-csoport előirányzatából az 1. Gyógyító-megelőző ellátás jogcím-csoport jogcímeire átcsoportosítást hajtson végre

a) a Természetbeni ellátások céltartalékának 40%-a mértékében, amennyiben a 4. Gyógyszertámogatás jogcím-csoport előirányzatainak féléves időarányos összegét a 2011. június 30-áig teljesült kiadás nem haladja meg,

b) az a) pont szerint teljesített összegen felül, legfeljebb a Természetbeni ellátások céltartaléka előirányzatának mértékéig a 4. Gyógyszertámogatás jogcím-csoport 2011. november 30-áig teljesült kiadásának figyelembevételével.

(3) Az Országgyűlés felhatalmazza az egészségbiztosításért felelős minisztert, hogy az államháztartásért felelős miniszter egyetértésével megemelje az Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím,
   a) 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát a gyógyszertámogatással,
   b) 5. Gyógyászati segédeszköz támogatás jogcím-csoport jogcímei előirányzatát a gyógyászati segédeszköz támogatással

kapcsolatos ellenőrzésekből eredő – az 1. cím, 7. alcím, 11. jogcím-csoport, 1. jogcím előirányzaton befolyt – bevételek összegével.

24. § Az Egészségbiztosítási Alap fejezet, 2. cím, 3. alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcím-csoport, a 4. Gyógyszertámogatás jogcím-csoport, továbbá az 5. Gyógyászati segédeszköz támogatás jogcím-csoport esetében az államháztartásért felelős miniszter engedélyezheti.

25. § (1) Az Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport tartalmazza az E. Alapból finanszírozott térítésmentesen vagy részleges térítés ellenében igénybe vehető egészségügyi szolgáltatásokat nyújtó egészségügyi szolgáltatók szerződésben foglalt feladataira tárgyévben folyósítandó összeget.

(2) Az Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport jogcímeinek előirányzatai együttesen 5530,1 millió forintot tartalmaznak az egészségügyi ellátórendszer fejlesztéséről szóló 2006. évi CXXXII. törvény és végrehajtási rendelete szerinti többletkapacitás-befogadások várható éves teljesítményének finanszírozására.

(3) Az Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 5. Gyógyászati segédeszköz támogatás jogcím-csoport tartalmazza az OEP által a járóbeteg-szakellátás részére beszerzett gyógyászati segédeszközök kiadásait is.

(4) Az Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzata tartalmazza az 1200,0 millió forint finanszírozási előlegre fordítható összeget.

(5) Az Egészségbiztosítási Alap fejezet 2. cím, 3. alcím, 4. jogcím-csoport 6. Gyógyszertárak juttatása jogcím előirányzata a közforgalmú gyógyszertárat működtető vállalkozás, valamint a közvetlen lakossági gyógyszerellátást végző intézeti gyógyszertár külön törvény szerinti juttatás kiadásaira szolgál.

(6) Az (5) bekezdés szerinti előirányzat terhére az egészségbiztosításért felelős miniszter kifizetést engedélyezhet negyedévente legfeljebb az előirányzat 25%-os mértékében, amennyiben 4. Gyógyszertámogatás jogcím-csoport 1., 2., 4. és 5. jogcím előirányzatainak negyed-, fél-, háromnegyed éves időarányos részét és teljes évi együttes összegét a 2011. március 31-éig, június 30-áig, szeptember 30-áig és december 31-éig a teljes jogcím-csoporton teljesült kiadás nem haladja meg.

26. § Az Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeli ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz megállapítására 170,0 millió forint, terhességi-gyermekágyi segély megállapítására 15,0 millió forint, gyermekgondozási díj megállapítására 35,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére, különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 183,1 millió forint, gyógyászati segédeszköz támogatásra 1300,0 millió forint használható fel.

27. § Az OEP az E. Alap gyógyító-megelőző ellátás jogcím-csoportból finanszírozott fogászati ellátást, otthoni szakápolást és otthoni hospice ellátást nyújtó egészségügyi szolgáltatók részére 2011. január hónapban kifizeti a 2010. novemberi teljesítmények után járó finanszírozás összegét az Egészségbiztosítási Alap fejezet 2. cím, 3. alcím, 1. jogcím-csoport, adott jogcím előirányzata terhére.

28. § Az Egészségbiztosítási Alap fejezet, 2. cím, 4. alcím, 4. jogcím-csoport, 6. GYED-ben részesülők utáni nyugdíjbiztosítási járulék címen az Ny. Alapnak átadott pénzeszköz jogcím előirányzatból az OEP havonta utalást teljesít az Ny. Alap részére az éves előirányzat havi időarányos mértékének megfelelően a tárgyhó 15. napjáig.

Az Országgyűlés kizárólagos hatásköre

29. § (1) Az Országgyűlés a következő címek, alcímek, jogcím-csoportok, jogcímek, előirányzat-csoportok, kiemelt előirányzatok tekintetében magának tartja fenn a jogot az előirányzatok év közbeni megváltoztatására:
a) Pártok támogatása (Országgyűlés fejezet, 7. cím),
b) Pártalapítványok támogatása (Országgyűlés fejezet, 8. cím).

(2) Az Országgyűlés magának tartja fenn a jogot az I–VI., a VIII., a XXX. és a XXXIII. fejezetek kiadási és bevételi előirányzatai főösszegének, a Közigazgatási és Igazságügyi Minisztérium fejezet, 15. cím, 5. Egyházi célú központi költségvetési hozzájárulások alcím előirányzatai, 15. cím, 19. Országos kisebbségi önkormányzatok támogatása alcím előirányzatai, valamint a 15. cím, 20. Országos kisebbségi önkormányzatok által fenntartott intézmények támogatása alcím előirányzatai csökkentésére, kivéve az Áht. 46. §ának (1) bekezdésében foglaltakat, valamint ha a fejezetek között a fejezetet irányító szervek vezetői kezdeményeznek előirányzat-átcsoportosítást.

A Kormány, az államháztartásért felelős miniszter és a fejezetet irányító szervek vezetőinek különleges jogosítványai

30. § (1) Felhatalmazást kap a Kormány, hogy a Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezeten belül új előirányzatot hozzon létre fejezeten belüli és más fejezettől történő átcsoportosítással, amelyről a Magyar Köztársaság 2011. évi költségvetésének végrehajtásáról szóló törvényben be kell számolnia.

(2) Az 5. § (1) bekezdése szerinti előirányzat fejezetekre, címekre, alcímekre, jogcím-csoportokra, jogcímekre, előirányzat-csoportokra, kiemelt előirányzatokra – felmérés alapján – történő átcsoportosítására az államháztartásért felelős miniszter kap felhatalmazást.

(3) Az Országgyűlés felhatalmazza az agrárpolitikáért felelős minisztert, hogy az államháztartásért felelős miniszter előzetes egyetértésével a Vidékfejlesztési Minisztérium fejezet 20. cím, 3. Agrár célelőirányzatok alcím, a 20. cím, 5. Nemzeti támogatások alcím, 3–8. jogcím-csoport, a 20. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím, valamint a 20. cím, 13. EU tagságból eredő feladatok alcím között és az alcímeken belül átcsoportosítást hajtson végre.

(4) Az Országgyűlés felhatalmazza a honvédelemért felelős minisztert, hogy az államháztartásért felelős miniszter előzetes egyetértésével a védelmi tevékenység, a NATO felé vállalt haderő-fejlesztési célkitűzések, valamint az előre nem tervezett nemzetközi feladatok végrehajtása céljából a Honvédelmi Minisztérium fejezet címei, alcímei között – beleértve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosítást hajtson végre.

(5) Az Országgyűlés felhatalmazza a fejlesztéspolitikáért felelős minisztert a Nemzeti Fejlesztési Minisztérium fejezet, 16. cím 2. alcím 36. jogcím-csoport 1. jogcím Hozzájárulás az oktatási-kutatási infrastruktúra bérleti díjához, 16. cím 2. alcím 36. jogcím-csoport 2. jogcím Hozzájárulás a meglévő kollégiumi rekonstrukciók bérleti díjához, 16. cím 2. alcím 36. jogcím-csoport 3. jogcím Hozzájárulás az új diákotthoni férőhelyek bérleti díjához, 16. cím 2. alcím 36. jogcím-csoport 4. jogcím Hozzájárulás a berlini Collegium Hungaricum bérleti díjához, 16. cím 2. alcím 36. jogcím-csoport 5. jogcím Hozzájárulás a Művészetek Palotájának működtetéséhez, 16. cím 2. alcím 36. jogcím-csoport 6. jogcím Sportlétesítmények PPP konstrukcióban történő fejlesztése jogcímek előirányzatainak egymás közötti átcsoportosítására, figyelembe véve a megvalósuláshoz kapcsolódó jogosultságot.

(6) Az Országgyűlés felhatalmazza az oktatásért felelős minisztert, hogy – az államháztartásért felelős miniszter előzetes egyetértésével – a Nemzeti Erőforrás Minisztérium fejezet, 20. cím, 2. alcím, 7. Hallgatói létszám képzési többlete (állami felsőoktatás) jogcím-csoport, a 20. cím, 2. alcím, 10. Hallgatói létszám képzési többlete (egyházi világi képzés) jogcím-csoport, valamint a 20. cím, 2. alcím, 11. Hallgatói létszám képzési többlete (alapítványi felsőoktatás) jogcím-csoport előirányzatokat egymás között – a szükséglet szerinti mértékben – átcsoportosítsa.

(7) Az Országgyűlés felhatalmazza a Kormányt, hogy a Nemzeti Erőforrás Minisztérium fejezet, 20. cím, 35. alcím Hozzájárulás a lakossági energiaköltségekhez előirányzat terhére a Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezetbe átcsoportosítson.

(8) Az Országgyűlés felhatalmazza a Kormányt, hogy 2011. július 1-jét követően átcsoportosítást hajtson végre a Nemzeti Erőforrás Minisztériuma fejezet 20. cím 46. Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás alcím és a 20. cím 47. Megváltozott munkaképességűek foglalkoztatásával összefüggő költségkompenzáció alcím előirányzatai között.

(9) A Közigazgatási és Igazságügyi Minisztérium fejezet, 15. cím 3. alcím 14. Nemzeti Civil Alapprogram jogcímcsoport 2011. június 30-ig időarányosan, ezt követően a Kormány döntése szerint használható fel.

31. § (1) A Nemzeti Adó- és Vámhivatal fejezet, 1. Nemzeti Adó- és Vámhivatal Igazgatása cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzatán legfeljebb 25 000,0 millió forint, a 2. Munkaadókat terhelő járulékok kiemelt előirányzatán legfeljebb 6750,0 millió forint előirányzat-módosítás engedélyezhető, ha A költségvetés közvetlen bevételei és kiadásai fejezet 2. cím, 1. Általános forgalmi adó alcím előirányzata, 2. Jövedéki adó alcím előirányzata a 3. cím, 1. Személyi jövedelemadó alcím előirányzata, a Nyugdíjbiztosítási Alap fejezet, 1. cím, 1. Munkáltatói nyugdíjbiztosítási járulék alcím előirányzata, a 2. alcím, 1. Biztosított által fizetett nyugdíjjárulék jogcím-csoport előirányzata, az Egészségbiztosítási Alap fejezet, 1. cím, 1. Munkáltatói egészségbiztosítási járulék alcím előirányzata, a 2. Biztosítotti egészségbiztosítási járulék alcím előirányzata együttesen legalább 101,0%-ban teljesül.

(2) Az államháztartásért felelős miniszter negyedévente előirányzat-módosítást engedélyezhet az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatok terhére, amennyiben az általa meghatározott negyedéves bevételi tervei teljesülnek. Az év közben engedélyezett előirányzat-módosítás nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben az (1) bekezdésben meghatározott bevételek teljesítése tárgyév november 28-áig eléri a 89%-os mértéket, az előirányzatokat 100%-os mértékben, az év közben negyedévente engedélyezett előirányzat-módosítások összegével csökkentve a Nemzeti Adó- és Vámhivatal (a továbbiakban: NAV) rendelkezésére kell bocsátani.

(4) Amennyiben június 30-áig az államháztartásért felelős miniszter által meghatározott bevételi tervek teljesülnek, a bevételi többlet legfeljebb 20%-ának mértékéig a Nemzeti Adó- és Vámhivatal fejezet 1. Nemzeti Adó- és Vámhivatal igazgatása cím, 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain előirányzat-módosítás engedélyezhető.

NEGYEDIK FEJEZET
A KÖZPONTI ALRENDSZEREN BELÜLI ELSZÁMOLÁSOK, KAPCSOLATOK

32. § A Kincstár az E. Alap részére a Nemzeti Erőforrás Minisztérium fejezet, 22. cím, 3. alcím, 1. Közgyógyellátás jogcím-csoport előirányzatából a folyósító szerv által benyújtott és az államháztartásért felelős miniszter által jóváhagyott finanszírozási terv alapján finanszírozást teljesít.

33. § A Kincstár az Ny. Alap részére a Magyar Köztársaság 2007. évi költségvetését megalapozó egyes törvények módosításáról szóló 2006. évi CXXI. törvény 30. §-ának (14) bekezdése alapján A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 1. alcím 7. Korkedvezmény-biztosítási járulék címen átadott pénzeszköz jogcím-csoport előirányzatból, 2011. január hónapban – a megelőző év december hónapra vonatkozóan befolyó járulékbevétel alapján – a 2010. évi, 25%-os mértékű fizetési kötelezettségnek megfelelő összeget utal.

Az Európai Uniótól érkező agrár- és vidékfejlesztési támogatások szabályozása

34. § (1) A részben vagy egészben az Európai Mezőgazdasági Garancia Alapból (a továbbiakban: EMGA) finanszírozott közvetlen, piaci, valamint intervenciós intézkedésekhez kapcsolódó kifizetések, valamint az Európai Mezőgazdasági Vidékfejlesztési Alapból finanszírozott vidékfejlesztési támogatások – ide nem értve az Agrár- és Vidékfejlesztési Operatív Programot – felhasználására vonatkozó nemzeti stratégiai tervekben foglalt támogatásokra (a továbbiakban: agrártámogatások) az igénylő akkor is nyújthat be kérelmet, ha az Áht. 10. §-ában foglalt fizetési kötelezettséggel összefüggő, esedékessé vált és még meg nem fizetett köztartozása van. Az Európai Unió által finanszírozott agrártámogatásból, továbbá hazai társfinanszírozás esetén a kapcsolódó központi költségvetési támogatásból – ideértve az egységes területalapú támogatáshoz kapcsolódó kiegészítő nemzeti támogatást is – az igénylő csak a lejárt köztartozással csökkentett összegre jogosult. A köztartozás fennállásáról és annak összegéről az adóhatóság a Mezőgazdasági és Vidékfejlesztési Hivatal (a továbbiakban: MVH) megkeresésére adatot szolgáltat. Az adatszolgáltatásban szereplő tartozás összegét az MVH a megállapított támogatásból – az Európai Unió költségvetése és a központi költségvetési társfinanszírozás közötti eredeti finanszírozási aránynak megfelelően – levonja és átutalja az adóhatóságnak. A jogosultat a köztartozással csökkentett összeg illeti meg, a visszatartott támogatásnak megfelelő összegű tartozás az átutalással egyidejűleg megfizetettnek minősül. A támogatás visszatartásáról az MVH a kedvezményezettet a támogatási különbözet átutalásakor tájékoztatja.

(2) A Vidékfejlesztési Minisztérium fejezet, 20. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére vagy javára kell elszámolni

a) az Európai Bizottság az EMGA éves elszámolásáról szóló hivatalos döntését követően haladéktalanul – az intervenciós felvásárlásra fordított, de értékesítésből még be nem folyt összegek kivételével – a KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitel azon részét, amelyet 2011. december 31-éig az Európai Unió vagy az ügyfél nem térít meg az MVH útján, azaz köztartozásként nem került behajtásra,

b) az agrártámogatások árfolyam-különbözetét,

c) a nemzeti költségvetést terhelő intervenciós felvásárláshoz kapcsolódó kiadásokat,

d) az Európai Unió által el nem ismert és vissza nem térített kiadások összegét,

e) az intervenciós felvásárlással kapcsolatos azon kamatterhet, amelyet az Európai Unió az MVH által szabálytalanul teljesített kifizetésből eredően – az Európai Bizottság hivatalos döntése alapján – 2011. december 31-ig nem térít meg.

(3) Az MVH köteles az intervenciós finanszírozás EMGA-ból folyósított kamattérítését – annak beérkezése után haladéktalanul – a központi költségvetés A központi költségvetés kamatelszámolásai, tőkevisszatérülései, az adósság- és követelés-kezelés költségei fejezet, 2. cím, 5. Intervenciós felvásárlás előfinanszírozási költségének megtérítése alcím javára átutalni.

ÖTÖDIK FEJEZET
AZ ÖNKORMÁNYZATI ÉS A KÖZPONTI ALRENDSZER KAPCSOLATAI

A helyi önkormányzatok, a települési és területi kisebbségi önkormányzatok központi alrendszerből származó forrásai

35. § (1) Az Országgyűlés a helyi önkormányzatok, valamint a települési és területi kisebbségi önkormányzatok és a többcélú kistérségi társulások normatív állami hozzájárulásának és normatív részesedésű átengedett személyi jövedelemadójának (a továbbiakban: normatív hozzájárulások) jogcímeit és fajlagos összegeit a 3. mellékletben foglaltak szerint állapítja meg.

(2) Az Országgyűlés felhasználási kötöttséggel járó normatív állami támogatást állapít meg a helyi önkormányzatok és a többcélú kistérségi társulások részére a 8. mellékletben meghatározott feltételek szerint.

(3) Az Országgyűlés a Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezetben létrehozza a 6. Helyi önkormányzatok kiegészítő támogatása cím előirányzatot a 6. melléklet szerinti felhasználással.

(4) A helyi önkormányzatokat és társulásaikat feladatmutató alapján megillető normatív hozzájárulások és támogatások előirányzata a Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet 6. cím, 1. Önkormányzati fejezeti tartalék alcím előirányzata terhére nő, illetve javára csökken az Áht. 64. § (4), (5) bekezdése szerinti igénylés, lemondás alapján, a nem helyi önkormányzattól vagy társulástól történő feladatátvétellel, illetve feladatátadással összefüggő előirányzat-változás kivételével.

(5) A helyi önkormányzatokért felelős miniszter

a) az államháztartásért felelős miniszter és a támogatás jellege szerint illetékes miniszter egyetértésével a Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet 5. Központosított előirányzatok cím és 6. cím, 1. Önkormányzati fejezeti tartalék alcím előirányzatok között,

b) az államháztartásért felelős miniszter egyetértésével a Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet 8. cím, 2. Egyes szociális feladatok támogatása alcím, 9. Címzett és céltámogatások cím, 10. Vis maior támogatás cím, valamint a 6. cím, 1. Önkormányzati fejezeti tartalék alcím előirányzatai között, továbbá a 6. cím, 1. Önkormányzati fejezeti tartalék alcím november 30-áig fel nem használt előirányzatáról a 6. cím, 2. Önhibájukon kívül hátrányos helyzetben lévő önkormányzatok támogatása alcím előirányzatára

átcsoportosíthat.

36. § (1) Az Országgyűlés – a 35. § (2) bekezdésében meghatározottakon felül – további, felhasználási kötöttséggel járó állami támogatást állapít meg:

a) központosított előirányzatként az 5. mellékletben felsorolt, a helyi önkormányzatok, a települési és területi kisebbségi önkormányzatok és a többcélú kistérségi társulások által ellátandó feladatokra,

b) az előadó-művészeti szervezetet fenntartó, illetve támogató helyi önkormányzatok részére a 7. mellékletben foglalt részletezés szerint,
c) a helyi önkormányzatok céltámogatására, a 2011. évi új induló beruházások 200,0 millió forintos támogatási előirányzatára,
d) vis maior támogatásra,
e) a budapesti 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal megépítésének állami támogatásáról szóló 2005. évi LXVII. törvény szerinti építési feladatokra.

(2) Amennyiben a 13. §, illetve a 42. § szerinti normatív hozzájárulásokra és támogatásokra jogosult év közben feladatot ad át a feladat ellátására kötelezett helyi önkormányzat részére, az így felszabaduló előirányzattal az érintett fejezet előirányzata csökken, a helyi önkormányzatot megillető normatív hozzájárulás és támogatás előirányzata megemelkedik a 3. és 8. melléklet igényjogosultsági szabályai alapján.

(3) Ha a helyi önkormányzat normatív hozzájárulásról és támogatásról való lemondása olyan – nem helyi önkormányzat részére történő – feladatellátással függ össze, amelyre a feladatot átvevő jogosult a 13. §, illetve a 42. § szerinti normatív hozzájárulás és támogatás igénybevételére, a feladatátadással év közben felszabaduló összeggel a helyi önkormányzatokat megillető normatív hozzájárulás és támogatás előirányzatát csökkenteni kell, és az annak további folyósításáról gondoskodó minisztériumi fejezet ilyen célú előirányzatát meg kell emelni.

(4) A települési és területi kisebbségi önkormányzatok feladatarányos támogatása – az (1) bekezdés a) pontja szerinti támogatásokon felül, központosított előirányzatként – a kisebbségi önkormányzatoknak a központi költségvetésből nyújtott feladatarányos támogatások feltételrendszeréről és elszámolásának rendjéről szóló kormányrendelet szerinti rendben, a Közigazgatási és Igazságügyi Minisztérium fejezet, 21. Települési és területi kisebbségi önkormányzatok támogatása cím előirányzatából vehető igénybe azzal, hogy a támogatások igénylése során, illetőleg a döntéshozatali eljárásban nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvényt.

37. § Az Áht. 64/A. §-ának (4) bekezdése szerint megállapított, az állami támogatás jogtalan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából feladatmutatóhoz kapcsolódó normatív hozzájárulásnak és támogatásnak minősül a 3. melléklet 3., 6., 8. és 11–17. pontja és a 4. melléklet B) II. b) pontja, valamint a 8. melléklet I. rész 1–3. pontja, II. rész 2. pontja, III–IV. része szerinti előirányzatok együttes összege.

38. § (1) A helyi önkormányzatokat együttesen az állandó lakóhely szerint az adózók által 2009. évre bevallott – az Adó- és Pénzügyi Ellenőrzési Hivatal által településenként kimutatott – személyi jövedelemadó 40%-a illeti meg.

(2) A települési önkormányzatot az (1) bekezdés szerint a közigazgatási területére kimutatott személyi jövedelemadó 8%-a illeti meg.

(3) A helyi önkormányzatokat megillető személyi jövedelemadó megosztásának részletes szabályait a 4. melléklet tartalmazza.

Az illetékek és más bevételek szabályozása

39. § (1) A NAV által 2011. január 1-jétől beszedett illetékbevételek 50%-a a központi költségvetést, 50%-a – csökkentve a (4) bekezdés szerinti költséggel – pedig a fővárosi, a megyei, illetve a megyei jogú városi önkormányzatokat illeti meg a (2)–(5) bekezdésben foglaltak szerint.

(2) A megyei jogú városi önkormányzatot illeti meg az NAV által beszedett illetékből az illetékességi szabályok szerint a megyei jogú városok illetékességi területén képződő illetékbevétel, csökkentve az (1) bekezdés szerinti központi bevételi részesedéssel, valamint a (4) bekezdés szerinti költséggel.

(3) Az NAV által beszedett és az illetékességi szabályok szerint kimutatott, a központi költségvetés bevételi részesedésével és a (2) bekezdés alapján a megyei jogú várost megillető összeggel csökkentett illetékbevétel
a) 35%-a közvetlenül a területileg érintett megyei önkormányzatot, valamint a Fővárosi Önkormányzatot,
b) 65%-ának kétharmada egyenlő összegben – egyhuszad részenként –, egyharmada a megye, valamint a főváros 2010. január 1-jei lakosságszáma arányában a megyei önkormányzatokat, valamint a Fővárosi Önkormányzatot illeti meg a (4) bekezdés szerinti költséggel csökkentve.

(4) Az illetékbeszedéssel kapcsolatos kiadásokra a Fővárosi Önkormányzattól a területén beszedett illetékbevétel 4%-a, a megyei és a megyei jogú városi önkormányzattól a területén beszedett illetékbevétel 8,5%-a visszatartásra kerül.

(5) A (2) és (3) bekezdés szerinti illetékbevételt a Kincstár a tárgyhónapot követő hónap 20-áig utalja át a fővárosi, a megyei és a megyei jogú városi önkormányzatok pénzforgalmi számlájára.

40. § (1) A gépjárműadóról szóló 1991. évi LXXXII. törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 100%-a az önkormányzatot illeti meg.

(2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzatok által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

(3) A települési önkormányzat jegyzője által, külön jogszabályban meghatározott esetben jogerősen kiszabott környezetvédelmi bírság teljes összege, a környezetvédelmi, természetvédelmi és vízügyi felügyelőség által a települési önkormányzat területén jogerősen kiszabott és abból befolyt környezetvédelmi bírságok összegének 30%-a az illetékes települési önkormányzatot illeti meg.

(4) Az önkormányzati pénzforgalmi számlára vagy annak alszámlájára érkezett szabálysértési pénz- és helyszíni bírságból származó bevétel 100%-a, valamint a 410/2007. (XII. 29.) Korm. rendelet alapján a közlekedési szabályszegések után kiszabott közigazgatási bírságból származó bevétel 30%-a – függetlenül a jogerős kiszabást végző szervtől – az önkormányzatot illeti meg. A szabálysértési pénz- és helyszíni bírság, valamint e közigazgatási bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

A helyi önkormányzatok pénzellátásának kiegészítő szabályai

41. § (1) A kiegészítő gyermekvédelmi támogatás, a rendszeres szociális segély, az időskorúak járadéka, a normatív alapú ápolási díj, a bérpótló juttatás, az adósságcsökkentési támogatás, a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 38. §-ának (2) és (5) bekezdésében meghatározott lakásfenntartási támogatás, valamint a Nemzeti Erőforrás Minisztérium fejezetből a gyermektartásdíjak megelőlegezése esetében a települési önkormányzat első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti, külön jogszabály szerinti éven belüli elszámolási kötelezettséggel.

(2) Az 5. melléklet 5., 7., 11. pontja, a 7. melléklet, valamint a 8. melléklet I. rész 1–3. pontja, II. rész 2. pontja, III–IV. része alapján számított előirányzatok folyósítása az Áht. 101. §-ának (7) bekezdésében foglaltak szerint, nettó finanszírozás keretében történik.

HATODIK FEJEZET
A KÖZPONTI ALRENDSZER ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

Az egyházak és társadalmi önszerveződések közcélú és egyéb tevékenységének támogatása

42. § (1) Az Országgyűlés a külön törvényben meghatározott szociális, gyermekjóléti, gyermekvédelmi, közoktatási, felsőoktatási, kulturális közfeladatot (a továbbiakban: humánszolgáltatások) ellátó intézményt fenntartó egyházi jogi személy, társadalmi szervezet, alapítvány, közalapítvány, országos kisebbségi önkormányzat, nonprofit gazdasági társaság, gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami intézmény fenntartója) részére normatív és egyéb hozzájárulást állapít meg a következők szerint:

a) A közoktatási feladatot ellátó nem állami intézmény fenntartóját normatív hozzájárulás illeti meg – figyelemmel a b) pontban foglaltakra – a 3. melléklet 15–17. pontjában, az 5. melléklet 5., 11. pontjában, továbbá a 8. melléklet I. részének 1–3. pontjában megállapított, a helyi önkormányzatok normatív hozzájárulásaival és támogatásaival azonos jogcímeken és jogosultsági feltételek mellett a következő eltérésekkel:
A 3. melléklet 16. f) pontjában megállapított normatív hozzájárulás szempontjából bejáró az a tanuló, akinek a lakóhelye, ennek hiányában tartózkodási helye az intézmény székhelyén, tagintézmény esetén telephelyén kívüli településen van. A 16. g) pont szerinti hozzájárulás akkor igényelhető a községi gyermekek, tanulók után, ha az óvodai és/vagy általános iskolai feladat ellátását legalább két település tekintetében a fenntartó a területileg érintett többcélú kistérségi társulással/társulásokkal kötött írásos együttműködési megállapodás alapján vállalja. A hozzájárulás az együttműködési megállapodásban foglalt azon gyermekek, tanulók után igényelhető, akiknek neveléséről, oktatásáról a nem állami intézmény fenntartója gondoskodik. Az igénylésnél a 3. melléklet

16. f)–g) pontjaiban foglalt további feltételeket értelemszerűen a helyi önkormányzatokkal azonosan kell figyelembe venni.

b) A közoktatási feladatot ellátó intézményt fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot –, valamint az egyéni vállalkozót az a) pont szerinti normatíva 30%-ának megfelelő hozzájárulás és támogatás illeti meg.

c) A nem állami felsőoktatási intézményt az általa ellátott közoktatási feladatra a 13. § (1) bekezdése szerint hozzájárulás és támogatás illeti meg.

d) A nem állami felsőoktatási intézmény gyakorló intézménye esetén a 13. § (2) bekezdése szerinti normatív hozzájárulás és támogatás jár. Ez a hozzájárulás és támogatás jár az egyházi jogi személy által fenntartott intézmény esetén is, ha egyházi felsőoktatási intézménnyel – a fenntartói jogok közös gyakorlására – kötött megállapodás keretében közreműködik a gyakorló intézményi feladatok ellátásában.

e) Nem jár normatív hozzájárulás és támogatás a szakközépiskolai és a szakiskolai tanulók gyakorlati képzésében részt vevőnek, ha költségei megtérítésére a Munkaerőpiaci Alap képzési alaprészéből igényt tart. A térségi integrált szakképző központ keretében működő központi képzőhely humánszolgáltató fenntartója a szakképzési évfolyamokon tanulók után a 3. melléklet 16. ab) pont alatti normatív hozzájárulást igénybe veheti akkor, ha a központi képzőhely nem rendelkezik OM azonosítóval.

f) A személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézmény nem állami fenntartóját normatív hozzájárulás és támogatás illeti meg – figyelemmel a g) pontban foglaltakra – a helyi önkormányzatok e törvény 3. mellékletének 11. b)–i) és 12–14. pontjaiban, továbbá 8. melléklete II. részének 2. pontjában megállapított támogatásaival azonos jogcímeken, összegben és feltételek mellett.

g) A személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot –, és az e bekezdésben meghatározott egyéni vállalkozót az f) pont szerinti normatíva 30%-ának megfelelő hozzájárulás illeti meg.

h) A nem állami intézmény fenntartójának az e bekezdés alapján megállapított normatív hozzájárulás és támogatás teljes összegét a folyósítást követő 15 napon belül át kell adnia annak az intézménynek, amelyre tekintettel a támogatás megállapítására sor került.

(2) A közoktatási közfeladatot ellátó egyház a normatív hozzájáruláson és támogatáson túl az egyházak hitéleti és közcélú tevékenységének anyagi feltételeiről szóló 1997. évi CXXIV. törvény (a továbbiakban: az egyházak támogatásáról szóló törvény) 6. §-ában meghatározottak szerint kiegészítő támogatásra jogosult. A támogatási összeg – függetlenül az igénybe vett közoktatási szolgáltatás számától – 230 000 forint/év minden valós – a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 1. mellékletében meghatározottak szerint számított – gyermek, illetve tanuló létszám után, amely a fenntartó egyházat illeti meg óvodai ellátottak, iskolai közismereti oktatásban, szakképzési elméleti oktatásban, gyógypedagógiai oktatásban – a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CXXX. törvény 3. mellékletének 15. a)–d) pontjai alapján 2011. augusztus 31-éig, a 3. melléklet 15. a)–d) pontjaiban 2011. szeptember 1-jétől figyelembe vehető – törtévi (8/12 és 4/12 havi), illetve átlaglétszáma, valamint a 16. bb) pont alatti korai fejlesztésben és a 16. bc) pont alatti fejlesztő felkészítésben részt vevő gyermekeknek, tanulóknak az e törvény 3. melléklet Kiegészítő szabályok 10. h) pontja szerint számított létszáma alapján. E kiegészítő támogatásra az egyház a felsőoktatási intézménye gyakorló intézményében oktatottjai után nem jogosult.

(3) A közoktatási feladatot ellátó intézményt a nemzeti és etnikai kisebbségek jogairól szóló 1993. évi LXXVII. törvény (a továbbiakban: Nek. tv.) 47. §-ának (4) és (13) bekezdése alapján fenntartó országos kisebbségi önkormányzat a normatív hozzájáruláson és támogatáson túl a Nek. tv. 47. §-ának (10)–(12) bekezdése szerint kisebbségi fenntartói kiegészítő támogatásra jogosult. A támogatási összeg – függetlenül az igénybe vett közoktatási szolgáltatás számától – 230 000 forint/év minden valós – a Közokt. tv. 1. mellékletében meghatározottak szerint számított – ellátott gyermek, illetve oktatott tanuló létszám után, az így figyelembe vehető óvodai ellátottak, iskolai közismereti oktatásban, szakképzési elméleti oktatásban, gyógypedagógiai oktatásban – a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CXXX. törvény 3. mellékletének 15. a)–d) pontjai alapján 2011. augusztus 31-éig, a 3. melléklet 15. a)–d) pontjaiban 2011. szeptember 1-jétől figyelembe vehető – törtévi (8/12 és 4/12 havi), illetve átlaglétszáma, valamint a 16. bb) pont alatti korai fejlesztésben és a 16. bc) pont alatti fejlesztő felkészítésben részt vevő gyermekeknek, tanulóknak az e törvény 3. melléklet Kiegészítő szabályok 10. h) pontja szerint számított létszáma alapján.

(4) A Szoctv. 4. § (1) bekezdés mb) és a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyv. tv.) 5. § sb) pontjában meghatározott szociális és gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézmény fenntartó egyházi jogi személy a normatív hozzájáruláson túl az egyházak támogatásáról szóló törvény feltételei szerint kiegészítő támogatásra jogosult. Ennek mértéke a 3. melléklet 11. b)–i) és 12–14. pontjaiban megállapított normatíva 82,6%-a.

(5) Az (1) bekezdés a)–d) és f)–g) pontjában meghatározott normatív hozzájárulás és támogatás, valamint a (2)–(4) bekezdés szerinti kiegészítő támogatás elszámolása – a Kormány által meghatározott eljárási szabályok szerint – a Nemzeti Erőforrás Minisztérium humánszolgáltatás és kiegészítő támogatás tárgyévet követő év előirányzatai terhére, illetve javára történik.

(6) Az e §-ban megállapított közoktatási célú normatív hozzájárulás és támogatás kizárólag az olyan intézményben ellátott, oktatott után vehető igénybe, amely intézmény működési engedélyében az igényjogosultságot megalapozó tevékenységeket egységes szerkezetbe foglalják, valamint a legmagasabb gyermek- és tanulólétszám az oktatás munkarendje (nappali, esti, levelező) szerint szerepel. Sajátos nevelési igényű gyermekek, tanulók után 2011. szeptember 1-jétől akkor vehető igénybe a normatív hozzájárulás és támogatás, ha az intézmény működési engedélye meghatározza a Közokt. tv. 121. § 29. pontja szerint a fogyatékosság típusát is.

(7) A (2) bekezdés szerinti kiegészítő támogatás azon gyermekek, tanulók után igényelhető, akik olyan nevelési-oktatási intézményben veszik igénybe a közszolgáltatást, amelyik szerepel a székhely szerint illetékes megyei, fővárosi önkormányzat feladatellátási, intézményhálózat-működtetési és fejlesztési tervében.

(8) A (7) bekezdés szerinti támogatások folyósításának előfeltétele a nevelési-oktatási intézmény költségvetésének a Közokt. tv. 118. §-ának (4) bekezdésében meghatározottak szerinti nyilvánosságra hozatala.

(9) A nem állami intézmény fenntartója a (2)–(4) bekezdés szerinti kiegészítő támogatást köteles a humánszolgáltatást ellátó intézménye(i), illetve azok humánszolgáltatása(i) támogatására fordítani.

(10) A nem állami intézmény fenntartója egyetemlegesen felelős az általa fenntartott intézmény köztartozásaiért. Az esedékessé vált és meg nem fizetett köztartozások összege a fenntartónak járó normatív támogatásból visszatartásra és az adóhatóságnak átutalásra kerül. A visszatartott támogatás adóhatóságnak történő átutalásával a köztartozás megfizetettnek minősül.

(11) A Közokt. tv. 81. §-ának (8)–(10) bekezdései, valamint a 82. §-a alapján a korábbi években megkötött közoktatási megállapodásokból eredő éves költségvetési támogatási kötelezettség összege 2011-ben nem haladhatja meg – a (2) bekezdésben meghatározott egyházi kiegészítő támogatás összegének változásából adódó különbözettől eltekintve – a 2010. évi összegét. Új közoktatási megállapodás 2011-ben kizárólag a 2011-ben lejáró megállapodásoknak a 2010. évi támogatási összegéhez képest jelentkező 2011. évi megtakarítás összegének megfelelő 2011. évi támogatási kötelezettséggel köthető. A meglévő közoktatási megállapodásoknak a megállapodásból eredő költségvetési támogatási kötelezettség növekedésével járó módosítására nem kerülhet sor.

(12) A tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény (a továbbiakban: Ttv.) alapján az önkéntes tűzoltóságot fenntartó helyi önkormányzat az önkéntes tűzoltóság fenntartásához és működéséhez az átvállalt feladattal arányos állami támogatást a Ttv. 41. §-ának (6) bekezdése, illetve 34. §-ának (3) bekezdése értelmében a Belügyminisztérium fejezet, 20. cím, 10. Önkéntes tűzoltóságok normatív támogatása alcím előirányzatából a következő feltételek és normatívák alapján veheti igénybe:

a) a támogatást az az önkormányzat veheti igénybe, amelynek területén tárgyévet megelőző december 1-jén, a Ttv. 34. §-ának (1) bekezdése alapján önkéntes tűzoltóság működik,

b) valamennyi önkéntes tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 10,0 millió forint alaptámogatásra jogosult,

c) a b) pont szerint felosztott támogatás után megmaradó előirányzatból minden önkéntes tűzoltóság az általa ellátott elsődleges működési körzet veszélyeztetettsége mértékét kifejező, a szervezési kategóriába sorolást meghatározó, jogszabályban rögzített pontszámok arányában részesül.

43. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. § (1) bekezdés b) pontja alapján kijelölt előirányzat felhasználási célja a 2011. évi személyi jövedelemadó-rendelkezéseknél a Nemzeti Tehetség Program. Felhasználása a 2012. évi költségvetési törvényben kerül megtervezésre.

44. § (1) A pártok támogatására fordítható keretből (Országgyűlés fejezet, 7. cím) az ott megnevezett pártok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény (a továbbiakban: Párttörvény) rendelkezései szerint részesülnek.

(2) A pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a Párttörvény rendelkezései szerint részesülnek támogatásban az e célra fordítható keretből (Országgyűlés fejezet, 8. cím).

(3) Az Országgyűlés felhatalmazza a Kormányt, hogy az Országgyűlés fejezet 8. cím 7. Tartalék alcím előirányzatról átcsoportosítson a pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványokról szóló 2003. évi XLVII. törvény rendelkezései alapján a Jobbik Magyarországért Mozgalom-Párt által létrehozandó pártalapítvány javára.

HETEDIK FEJEZET
ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA- VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

45. § (1) A Kormány a 2011. évben együttesen 100 000,0 millió forint összegű új egyedi állami kezesség és állami garancia vállalására adhat felhatalmazást.

(2) Az (1) bekezdésben megállapított keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) Az Áht. 33. §-a (1) bekezdésének b) pontja alapján a nemzetközi fejlesztési intézményektől felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

46. § Az Áht. 33/B. §-a alapján a 2011. évben vállalt kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg a 40 000,0 millió forintot.

47. § (1) A Magyar Fejlesztési Bank Zrt. (a továbbiakban: MFB Zrt.) forrásszerzés céljából felvett éven túli lejáratú hiteleinek, kölcsöneinek valamint kötvénykibocsátásainak együttes állománya a 2011. év folyamán legfeljebb 1 400 000,0 millió forint lehet.

(2) A Kormány határozata alapján az MFB Zrt. által nyújtott hitelfinanszírozásból származó, valamint harmadik fél javára vállalt készfizető kezességből és bankgaranciából származó kötelezettségek együttes állománya a 2011. év folyamán legfeljebb 600 000,0 millió forint lehet.

(3) Az MFB Zrt. által forrásszerzés céljából felvett – euróban meghatározott – éven túli lejáratú hitelekhez és kölcsönökhöz, valamint kibocsátott kötvényekhez kapcsolódóan a Kormány által vállalható árfolyam fedezeti megállapodás által fedezett források forintban számított együttes állománya a 2011. év folyamán legfeljebb 1 600 000,0 millió forint lehet.

(4) Az (1)–(3) bekezdésben megállapított kereteket a tényleges állományok az év egyetlen napján sem haladhatják meg.

(5) A (2) bekezdés alapján vállalt kezesség után a Magyar Állam javára kezességvállalási díjat kell felszámítani, melynek során a Kormány határozatán alapuló egyedi állami kezességvállalásra vonatkozó, az Áht. 33. § (7) bekezdésében meghatározott díjmegállapítási szabályok alkalmazandók.

48. § (1) A Magyar Export-Import Bank Zrt. által forrásszerzés céljából kül- és belföldi hitelintézetektől elfogadott betétek és felvett hitelek, valamint kibocsátott kötvények együttes állománya 2011. december 31-én legfeljebb 320 000,0 millió forint lehet.

(2) A Magyar Export-Import Bank Zrt. által a központi költségvetés terhére vállalt export-hitel garanciaügyletek állománya 2011. december 31-én legfeljebb 60 000,0 millió forint lehet.

(3) A Magyar Export-Import Bank Zrt. által a központi költségvetés terhére vállalt egyéb export célú garanciaügyletek állománya 2011. december 31-én legfeljebb 20 000,0 millió forint lehet.

(4) A Magyar Exporthitel Biztosító Zrt. által vállalt nem piacképes kockázatok elleni biztosítások állománya 2011. december 31-én legfeljebb 500 000,0 millió forint lehet.

(5) Az (1)–(4) bekezdésben megállapított kereteket a tényleges állományok az év egyetlen napján sem haladhatják meg.

49. § (1) A Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – külön jogszabályban meghatározott feltételek mellett – a (2)–(8) bekezdések szerint a Magyar Állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke a Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 70%-a.

(3) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti viszontgaranciával a kis- és középvállalkozások, valamint a munkavállalói résztulajdonosi program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló 1992. évi XLIV. törvény alapján – létrejövő szervezetek legfeljebb 25 év lejáratú hitel-, illetve kölcsönszerződésből, bankgarancia-szerződésből, és termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(4) Az (1) bekezdés szerinti viszontgarancia kiterjed a Garantiqa Hitelgarancia Zrt.-nek a tőkepiacról szóló 2001. évi CXX. törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó követelés 50%-áért vállalt készfizető kezességére is. A készfizető kezességgel biztosított követelés mértéke nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(5) A készfizető kezesi szerződés jogosultja lehet:
a) pénzügyi intézmény,
b) kockázati tőkealap,
c) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,
d) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén.

(6) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgarancia mellett vállalt készfizető kezesség állománya 2011. december 31-én nem haladhatja meg az 500 000,0 millió forintot.

(7) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – a társaság köteles minden szükséges jogcselekményt megtenni a vállalkozással szemben fennálló, reá átszálló követelés behajtására. A központi költségvetést illeti meg a társaság által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

(8) Ha a készfizető kezességvállalás biztosítékaként a Garantiqa Hitelgarancia Zrt. biztosítást köt, akkor a biztosító intézet térítése behajtási bevételnek minősül és arra a (7) bekezdés szabályai az irányadók.

(9) A Garantiqa Hitelgarancia Zrt. által a 2011. április 1. után, beruházási célú hitelekhez vállalt készfizető kezesség esetén az (1) bekezdés szerinti állami viszontgarancia nem áll fenn.

(10) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, valamint az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani, és az éves beszámoló kiegészítő mellékletében bemutatni.

50. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (a továbbiakban e §-ban: Alapítvány) által vállalt készfizető kezesség mögött – külön jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdések szerint a Magyar Állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 70%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, illetve kölcsönszerződésből, bankgarancia-szerződésből, valamint termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet, azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(5) A készfizető kezesi szerződés jogosultja lehet:
a) pénzügyi intézmény,
b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,
c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által az (1) bekezdés szerinti viszontgarancia mellett vállalt készfizető kezesség állománya 2011. december 31-én nem haladhatja meg a 120 000,0 millió forintot.

(7) Az Alapítvány által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – az Alapítvány köteles minden szükséges jogcselekményt megtenni a reá átszálló követelés behajtására. A központi költségvetést illeti meg az Alapítvány által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

51. § A Magyar Állam készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rendszer finanszírozása érdekében felvett hiteleiből, illetve kötvénykibocsátásaiból erednek. Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek kezességvállalási díjat nem kell fizetnie. A Diákhitel Központ Zrt. éves finanszírozási tervét az államháztartásért felelős miniszter hagyja jóvá.

52. § (1) Amennyiben az Államnak szerződéssel, illetve jogszabállyal vállalt kezesség- vagy viszontgarancia érvényesítéséből – az 53. § szerinti viszontgarancia kivételével – olyan fizetési kötelezettsége keletkezik, amely nem szerepel e törvény 1. mellékletében, azt A költségvetés közvetlen bevételei és kiadásai fejezet 33. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

(2) Az Államadósság Kezelő Központ Zrt.-nek az Áht. 113/A. § (2) bekezdés k) pontja alapján fizetendő díjat A költségvetés közvetlen bevételei és kiadásai, 32. Egyéb költségvetési kiadások cím, 1. Vegyes kiadások alcím terhére kell teljesíteni.

(3) A (2) bekezdésekben szereplő kiadások összegével a fejezet tervezett kiadása túlléphető.

53. § (1) A Magyar Vállalkozásfinanszírozási Zrt. (e §-ban a továbbiakban: MV Zrt.) által – külön jogszabályban meghatározott feltételek mellett – vállalt készfizető kezesség, illetve garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött a (2)–(6) bekezdésben foglaltak szerint a Magyar Állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az MV Zrt. az (1) bekezdés szerinti viszontgaranciával a mikro-, kis- és középvállalkozások legfeljebb 10 év lejáratú hitelszerződésein alapuló kötelezettségek legfeljebb 85%-áig vállalhat készfizető kezességet, illetve garanciát.

(3) Az MV Zrt. által a Gazdaságfejlesztés Operatív Program Pénzügyi eszközök prioritási tengelyében, illetve a Közép-magyarországi Operatív Program A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése prioritási tengelyében a Garanciaeszközökre vállalt készfizető kezesség, illetve garancia állománya 2011. december 31-én – a (4) bekezdésben foglalt kivétellel – nem haladhatja meg a 100 000,0 millió forintot.

(4) A (3) bekezdés szerinti állományi mérték a Garantiqa Hitelgarancia Zrt. és az Agrár-Vállalkozási Hitelgarancia Alapítvány készfizető kezességvállalásaihoz kapcsolódó készfizető kezesség, illetve garancia vállalás mértékével növekedhet, de nem haladhatja meg a 150 000,0 millió forintot.

(5) Az (1) bekezdés szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget az Uniós fejlesztések fejezet, 2. cím, 4. alcím, 1. Gazdaságfejlesztés Operatív Program jogcím-csoport, a 2. cím, 4. alcím, 29. Közép-magyarországi Operatív Program jogcím-csoport terhére kell teljesíteni.

(6) Amennyiben az (5) bekezdésben szereplő előirányzatok a viszontgarancia érvényesítéséből eredő fizetési kötelezettség teljesítéséhez nem elegendőek, úgy a további kifizetések forrásának biztosítása során is fenn kell tartani az Európai Unió költségvetéséből származó támogatás és az ahhoz kapcsolódó hazai társfinanszírozás eredeti előirányzatnak megfelelő arányát.

(7) Az (1)–(4) bekezdések szerinti kezesség-, illetve garancia érvényesítésből származó, az MV Zrt. által behajtott követelés összege a Gazdaságfejlesztés Operatív Program, illetve a Közép-magyarországi Operatív Program forrását növeli.

NYOLCADIK FEJEZET
A KÖZPONTI ALRENDSZER KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL KAPCSOLATOS VEGYES RENDELKEZÉSEK

54. § (1) Az Országgyűlés fejezeten belül az Országgyűlés Hivatala gazdasági főigazgatójának, a Közigazgatási és Igazságügyi Minisztérium fejezeten belül az igazságügyért felelős miniszternek – mint a fejezetet irányító szerv vezetőjének – tervezési, előirányzat-módosítási, – felhasználási, beszámolási, információszolgáltatási, ellenőrzési kötelezettsége és joga nem terjed ki az Országgyűlés fejezet, 5. Közbeszerzések Tanácsa cím, a 7–8., 10–15. címben megjelölt támogatások, és a 19. Költségvetési Tanács cím, valamint a 20. Pénzügyi Szervezetek Állami Felügyelete cím, a Közigazgatási és Igazságügyi Minisztérium fejezet, 16. Kormányzati Ellenőrzési Hivatal cím előirányzataira.

(2) Az (1) bekezdésben megjelölt jogokat és kötelezettségeket az Országgyűlés fejezet, 5. Közbeszerzések Tanácsa cím felett a Tanács elnöke, a 19. Költségvetési Tanács cím felett a köztársasági elnök által jelölt tag, a 20. Pénzügyi Szervezetek Állami Felügyelete cím felett a Felügyelet elnöke, a Közigazgatási és Igazságügyi Minisztérium fejezet, 16. Kormányzati Ellenőrzési Hivatal cím esetében a szervezet elnöke látja el.

(3) A kormányhivatalok tekintetében az (1) bekezdésben megjelölt jogokat és kötelezettségeket a hivatal vezetője gyakorolja.

(4) A Bíróságok fejezetnél a fejezetet irányító szerv vezetője az Országos Igazságszolgáltatási Tanács elnöke.

(5) A Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet esetében a helyi önkormányzatokért felelős miniszter, a költségvetés közvetlen bevételei és kiadásai fejezet és Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet esetében az államháztartásért felelős miniszter gyakorolja az (1) bekezdésben megjelölt jogokat és kötelezettségeket.

(6) Az Uniós fejlesztések fejezet tekintetében a fejezetet irányító szerv vezetőjének az (1) bekezdésben megjelölt jogait és kötelezettségeit a Nemzeti Fejlesztési Ügynökség elnöke, szabályozási jogait és kötelezettségeit a fejlesztéspolitikáért felelős miniszter gyakorolja.

(7) A Nemzeti Adó- és Vámhivatal fejezet tekintetében a fejezetet irányító szerv vezetőjének az (1) bekezdésben megjelölt jogait és kötelezettségeit a Nemzeti Adó- és Vámhivatal elnöke, szabályozási jogait és kötelezettségeit az adópolitikáért felelős miniszter gyakorolja.

(8) Az Országgyűlés fejezet 7–8., 10–15. címeiben, a Közigazgatási és Igazságügyi Minisztérium fejezet 19–20. címeiben, Miniszterelnökség fejezet 3. címében, a Nemzeti Erőforrás Minisztérium fejezet 21–22. címeiben megjelölt támogatások folyósításáról az államháztartásért felelős miniszter gondoskodik.

55. § (1) A teljes, 26 100,0 millió forint összegű kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással nem terhelt része mértékéig vállalható 2011. évben a Svájci-Magyar Együttműködési Program által támogatott programokra, projektekre vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(2) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Nemzeti Stratégiai Referencia Keret forrásaiból finanszírozott programok, projektek esetén a 11. mellékletben a 2007–2012. évekre – a Közlekedés Operatív Program, a Társadalmi infrastruktúra Operatív Program és a Környezet és energia Operatív Program keretében a 2007–2013. évekre – meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(3) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Új Magyarország Vidékfejlesztési Program (a továbbiakban: ÚMVP) forrásaiból finanszírozott programok, projektek esetén a 11. mellékletben a 2007–2013. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség. A kötelezettségvállalást a (4) bekezdésben foglaltakra tekintettel kell megtenni.

(4) Az ÚMVP keretében feltételhez nem kötött kötelezettségvállalást úgy lehet tenni, hogy az abból eredő kifizetés legkésőbb 2015. évben teljesülhet. A Tanács 1698/2005/EK rendelete hatálya alá tartozó, 2015. évet követően kiadással járó többéves kötelezettségvállalás csak akkor tehető, ha ennek feltétele, hogy a 2015. évet követő kiadások Európai Unió költségvetéséből finanszírozott részének fedezetéül szolgáló forrás az Európai Unió 2013. év utáni pénzügyi keretterveiben, illetve az éves költségvetéseiben rendelkezésre áll.

(5) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Halászati Operatív Program forrásaiból finanszírozott programok, projektek esetén a 11. mellékletben a 2007–2013. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(6) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az államháztartásért felelős miniszter egyetértésével az (1)–(3), illetve (5) bekezdésekben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség.

56. § Az Országgyűlés felhatalmazza a fejezetet irányító szerv vezetőjét, hogy amennyiben az EGT Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus által nyújtott források központi költségvetés által korábban megelőlegezett része 2011. és 2012. évben nem kerül felhasználásra az EGT Finanszírozási Mechanizmus, illetve a Norvég Finanszírozási Mechanizmus által finanszírozott projektekre, úgy azt – az európai uniós támogatások időleges rendelkezésre nem állása vagy pótlólagos finanszírozási igény miatt – fejezeten belül átcsoportosíthatja.

57. § (1) A NIF Zrt. részére, az európai uniós és ahhoz kapcsolódó központi költségvetési forrás felhasználásával, érvényes támogatási szerződés alapján fizetendő támogatások általános forgalmi adó finanszírozására szolgáló részének teljesítéséhez a Kincstár a KESZ-ről kamatmentes hitelt nyújt.

(2) Az európai uniós és ahhoz kapcsolódó központi költségvetési forrásból megítélt támogatások kizárólag abban az esetben biztosíthatóak az (1) bekezdésben leírtak szerint, amennyiben a kifizetés időpontjában a NIF Zrt.-vel kötött támogatási szerződésben meghatározott célokra felhasználható uniós és hazai forrás nem áll rendelkezésre.

(3) A KESZ-hez kapcsolódó megelőlegezési számlákról tervezett hitel-igénybevételről a NIF Zrt.-nek az államháztartásért felelős miniszter és a Kincstár részére 2011. év vonatkozásában 2011. január 15-éig havi bontású finanszírozási tervet kell készítenie, melyet a rendelkezésre álló információk alapján minden negyedévet követő hónap 15-éig aktualizálni kell. Az államháztartásért felelős miniszter jogosult a finanszírozási terv és a hitel-igénybevétel ütemezését módosítani.

(4) A KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitelt a NIF Zrt. a támogatási szerződés alapján számára kiutalt, európai uniós és központi költségvetésből származó bevételeiből soron kívül törleszteni köteles.

58. § (1) A Tbj. 24. §-ának (2) bekezdése szerinti járulékfizetési felső határ egy naptári napra jutó összege 2011. évben 21 000 forint.

(2) A 2011 januárjában esedékes nyugdíjemelés meghatározásánál a társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. §-a (1) bekezdésének b) pontja szerinti 4,9%-os országos nettó átlagkereset-növekedést, 3,5%-os fogyasztói árnövekedést kell figyelembe venni.

59. § (1) A köztisztviselők jogállásáról szóló 1992. évi XXIII. törvény 43. §-ának (1) bekezdésében foglalt illetményalap 2011. évben 38 650 forint.

(2) A kormánytisztviselők jogállásáról szóló 2010. évi LVIII. törvény 18. §-ának (1) bekezdésében foglalt illetményalap 2011. évben 38 650 forint.

(3) A költségvetési szervek által foglalkoztatottak éves cafetéria kerete 2011. évben nem haladhatja meg a bruttó 200 000 forintot.

60. § (1) A Kjt.

a) 66. §-ának (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, valamint a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2011. évre a 12. melléklet tartalmazza;

b) 66/A. §-ának (2) bekezdése szerinti vezetői illetményalap a 2011. évben 120 000 forint;

c) 69. §-ában foglalt illetménypótlék számítási alapja a 2011. évben 20 000 forint.

(2) A Kjt. 77. §-ának (1) bekezdése szerinti feltételek fennállása esetén az államháztartás működési rendjéről szóló 292/2009. (XII. 19.) Korm. rendelet 85. § (2) bekezdés a) pontja szerinti kereset-kiegészítés 2011. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a. Fel nem használt előirányzata kizárólag a keresetbe tartozó juttatások emelésére fordítható. Ez a rendelkezés nem vonatkozik Közokt. tv. 118. §-ának (11)–(14) bekezdésében szabályozott esetekre, továbbá az állami felsőoktatási intézményekre, valamint a központi költségvetési szervként működő kutatóközpontokra, kutatóintézetekre, a Magyar Tudományos Akadémiához tartozó kutatást kiegészítő akadémiai központi költségvetési szervekre.

61. § (1) A bírák jogállásáról és javadalmazásáról szóló 1997. évi LXVII. törvény 103. §ának (2) bekezdése szerinti legalacsonyabb bírói alapilletmény – 1. fizetési fokozat – 2011. évben 356 000 forint.

(2) Az ügyészségi szolgálati viszonyról és az ügyészségi adatkezelésről szóló 1994. évi LXXX. törvény 46/D. §-ának (2) bekezdése szerinti legalacsonyabb ügyészi alapilletmény – 1. fizetési fokozat – 2011. évben 356 000 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. §-ának (3) bekezdése szerinti jogi segítői óradíj 2011. évben 3000 forint.

(4) Az ügyvédekről szóló 1998. évi XI. törvény 131. §-ának (2) bekezdése szerinti kirendelt ügyvédi óradíj 2011. évben 3000 forint.

62. § (1) A Gyv. tv. 66/F. §-ának (2) bekezdése szerinti nevelőszülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2011. évben 15 000 forint/hó.

(2) A Gyv. tv. 66/L. §-ának (1) bekezdése szerinti hivatásos nevelőszülői díj legalacsonyabb összege a 2011. évben 135 000 forint/hó.

(3) A Gyv. tv. 20/A. §-ának (2) bekezdése szerinti pénzbeli támogatás esetenkénti összege 2011. évben gyermekenként 5800 forint.

(4) A Gyv. tv. 20/B. §-ának (5) bekezdése szerinti pótlék esetenkénti összege 2011. évben gyermekenként 8400 forint.

(5) A Szoctv. 38. §-ának (3) bekezdésében meghatározott, a lakásfenntartás egy négyzetméterre jutó elismert havi költsége 2011. évben 450 forint.

(6) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. §-a (2) bekezdésének a) pontja szerinti első utalási összeg 42 500 forint, b) pontja szerinti második és harmadik utalási összeg 44 600–44 600 forint, ha a gyermek 2011. évben született.

(7) A Szoctv. 43/A. §-ának (4) bekezdésében meghatározott szakértői díj összege 2011. évben esetenként 20 000 forint.

(8) A Szoctv. 44. § (1) bekezdése szerinti ápolási díj havi alapösszege 2011. évben 29 500 forint.

(9) A foglalkoztatás elősegítéséről és a munkanélküliek ellátásáról szóló 1991. évi IV. törvény 41/A. § (5) bekezdésében meghatározott rehabilitációs hozzájárulás mértéke 2011. évben 964 500 Ft/fő/év.

63. § A Közokt. tv. 118. §-ának (13) bekezdésében meghatározott, kiemelt munkavégzésért járó kereset-kiegészítés számítási alapja 2011. évben 5250 forint/fő/hónap.

64. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. §-ának (1) bekezdése, a Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény 2. §-ának (4) bekezdése, valamint a termőföld állam által életjáradék fizetése ellenében történő megszerzéséről szóló 210/2004. (VII. 9.) Korm. rendelet alapján az életjáradék összege 2011. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv., valamint a termőföld állam által életjáradék fizetése ellenében történő megszerzéséről szóló 210/2004. (VII. 9.) Korm. rendelet alapján a 2011. március 1-je után megállapított életjáradék mértékét az azok mellékletében megjelölt, de az (1) bekezdés szerinti mértékben növelt összegben kell meghatározni.

65. § (1) A Szoctv. 50/A. §-ának (8) bekezdése szerinti egyéni gyógyszerkeret havi összege 2011. évben 12 000 forint.

(2) A Szoctv. 50/A. §-ának (9) bekezdése szerinti eseti keret éves összege 2011. évben 6000 forint.

66. § A Paksi Atomerőmű Zrt. 2011. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 23 127,5 millió forint, amelyet havonta egyenlő részletekben köteles átutalni az Alap számlájára.

67. § (1) Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt külön jogszabály szerint jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátás-csökkentési egység után 38 forint.

(2) Az Üht. 19. §-a szerinti felügyeleti díj mértéke az üzemeltető részére kiosztott minden egyes kibocsátási egység után évi 5 forint.

(3) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. §-ának (1) bekezdése szerinti szénipari szerkezetátalakítási támogatás mértéke 0,19 Ft/kWh.

(4) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. §-ának (1) bekezdése szerinti külön jogszabályban meghatározott személyi kör részére a villamos energiaiparban fennálló vagy eltöltött munkaviszonnyal összefüggésben külön jogszabálynak megfelelően biztosított kedvezményes árú villamosenergia-ellátás támogatása 0,07 Ft/kWh.

68. § A Vidékfejlesztési Minisztérium fejezet, 20. cím, 5. alcím, 7. Fejlesztési típusú támogatások jogcím-csoport terhére kell teljesíteni a korábbi évekről áthúzódó agrárberuházások kötelezettségvállalásait, a 20. cím, 5. alcím, 8. Folyó kiadások és jövedelem-támogatások jogcím-csoport előirányzatról pedig a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2011. évet terhelő áthúzódó kötelezettségvállalásait. Ugyancsak a 20. cím, 5. alcím, 8. Folyó kiadások és jövedelem-támogatások jogcím-csoport előirányzatról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2011. évet terhelő kiadásait is.

69. § (1) Az MFB Zrt. által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2011. év folyamán legfeljebb 500 000,0 millió forint lehet.

(2) Az (1) bekezdésben megállapított keretet a tényleges állomány az év egyetlen napján sem haladhatja meg.

70. § (1) Az üzemben tartási díjnak a rádiózásról és televíziózásról szóló 1996. évi I. törvény (továbbiakban: Rttv.) 79. §-ának (2) bekezdése szerint megállapított összeg a 2011. évre havi 1100 forint.

(2) Az Országgyűlés felhatalmazza a Kormányt, hogy az Rttv. 79. §-ának (1) bekezdése szerinti üzemben tartási díj 2011-re esedékes összegének megfizetését átvállalja.

(3) A 2010. augusztus 1-jét megelőző időszakra vonatkozó, Kormány által át nem vállalt üzemben tartási díjak tekintetében a 2010. január 1-jén hatályos beszedési szabályok alkalmazandóak. A díjfizetésre kötelezett az Rttv. 82/A. § (10) bekezdésében szabályozott bevallási kötelezettségét a Kormány által az üzemben tartási díj 2010. évre történő teljes átvállalásával nem érintett 2010. július 31-ig tartó díjfizetési időszakra teljesíti.

71. § Az Áht. 12/B. §-ának (2) bekezdése szerinti kifizetési keret a 2011. évben 245 000,0 millió forint. Az Áht. 12/B. §-ának (2) bekezdése alkalmazása során a következő évekre vonatkozó kifizetési keret megegyezik a 2011. évi kifizetési keretnek a többéves fizetési kötelezettséggel járó kötelezettségvállalások nettó jelenérték számításának módszertanáról, valamint az alkalmazandó diszkonttényezőről szóló 161/2005. (VIII. 16.) Korm. rendelet 1. §-ának (3) bekezdése alapján 2011. év első negyedévére meghatározott hazai inflációs előrejelzés szerint indexált összegével.

72. § (1) A helyi önkormányzatok, települési és területi kisebbségi önkormányzatok tekintetében az Áht. 108. §-ának (1) bekezdésében szabályozott versenytárgyalás alkalmazása kötelező, amennyiben az érintett vagyontárgy forgalmi értéke a 25,0 millió forintot meghaladja. A helyi önkormányzat rendeletében, valamint a települési és területi kisebbségi önkormányzat határozatában ennél kisebb értékhatárt is meghatározhat.

(2) Az Áht. 108. §-ának (4) bekezdésében foglaltak alkalmazása során a kisösszegű követelés értékhatára 100 000 forint.

73. § A mozgóképről szóló 2004. évi II. törvény 13. §-ának (2) bekezdésében meghatározott gyártási költségvetési értékhatár a 2011. évben magyar filmalkotás esetén 282,0 millió forint, magyar részvételű koprodukciós filmalkotás esetén 522,0 millió forint.

74. § (1) A közbeszerzésekről szóló 2003. évi CXXIX. törvény (a továbbiakban: Kbt.) VI. fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2011. január 1-jétől 2011. december 31-éig:

a) árubeszerzés esetében: 8,0 millió forint;
b) építési beruházás esetében: 15,0 millió forint;
c) építési koncesszió esetében: 100,0 millió forint;
d) szolgáltatás megrendelése esetében: 8,0 millió forint;
e) szolgáltatási koncesszió esetében: 25,0 millió forint.

(2) A Kbt. VII. fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2011. január 1-jétől 2011. december 31-éig:

a) árubeszerzés esetében: 50,0 millió forint;
b) építési beruházás esetében: 100,0 millió forint;
c) szolgáltatás megrendelése esetében: 50,0 millió forint.

75. § (1) Az Országgyűlés 2011. január 5-ei hatállyal lemond a Magyar Államnak a Várgondnokság Nonprofit Kft.-vel szemben fennálló 216 160 000 forint összegű tulajdonosi kölcsön-követeléséről, valamint az ehhez kapcsolódó kamat összegéről.

(2) Az (1) bekezdés szerinti követelés-elengedés alapján elszámolt összeg a kamat összegével eltérhet az előirányzattól.

(3) Az Országgyűlés elengedi a Várpalota és Régiója Környezetvédelmi Rehabilitációs Programra létrehozott céltársulásnak (Várpalota, Berhida, Pétfürdő, Öskü, Ősi, Tés, Balatonalmádi) a Programban meghatározott beruházáshoz kapcsolódó, 2011. év folyamán esedékes kölcsöntartozások 50%-át, azaz 158 321 826 forintot. Az elengedett összegek 2011. májusában: Balatonalmádi: 11 541 084 forint, Berhida: 6 147 052 forintot, Ősi: 6 098 859 forint, Öskü: 3 822 472 forint, Pétfürdő: 5 176 623 forint, Tés: 1 957 657 forint, Várpalota: 43 144 709 forint, illetve 2011. novemberében: Balatonalmádi: 11 945 022 forint, Berhida: 6 362 199 forint, Ősi: 6 312 319 forint, Öskü: 3 956 258 forint, Pétfürdő: 5 176 623 forint, Tés: 2 026 175 forint, Várpalota: 44 654 774 forint.

(4) Az Országgyűlés elengedi a Magyar Televízió Zártkörűen Működő Részvénytársaságnak a központi költségvetéssel szemben, 2011. január 1. napján fennálló adó-, illeték-, valamint járuléktartozását.

(5) Az Országgyűlés felhatalmazza az Országos Foglalkoztatási Közalapítványt, hogy a „Tulajdonosi jogok gyakorlása" című központi program keretében nyújtott tulajdonosi kölcsönnel kapcsolatos követelését 2011. január 5-ei hatállyal elengedje.

76. § (1) Az Országgyűlés jóváhagyja, hogy az államháztartásért felelős miniszter a Magyar Állam nevében 2011. június 30-ig a Nemzetközi Újjáépítési és Fejlesztési Bank részére a korábbi alaptőke-hozzájárulás nemzeti valutában befizetett hányada értékállóságának biztosítására 2 158 188 977 forint összegű fizetési ígérvényt bocsásson ki.

(2) Az Országgyűlés jóváhagyja az államháztartásért felelős miniszter Magyar Állam nevében történő, az Európai Újjáépítési és Fejlesztési Bank felé 79 110 000 euró összegű alaptőke-emelésre vonatkozó kötelezettségvállalását. A tőkeemelésből

a) 7 980 000 euró összeg az Európai Újjáépítési és Fejlesztési Bank tartalékai terhére a Magyar Állam részére történő jóváírás formájában a befizetett tőkerészt,

b) 71 130 000 euró összeg a Magyar Állam feltételes fizetési kötelezettségvállalásával a lehívható tőkerészt

növeli.

77. § Az I. Országgyűlés fejezeten belül megtervezett, a volt köztársasági elnökök közéletben történő részvétele, közcélú felajánlásai, adományai vállalásai költségeinek fedezetéül szolgáló 2011. évre megtervezett előirányzat összegéből a volt köztársasági elnökök részére 80,0–80,0 millió forint áll rendelkezésre.

KILENCEDIK FEJEZET
ZÁRÓ RENDELKEZÉSEK

78. § E törvény 2011. január 1-jén lép hatályba.

79. § (1) E törvény 2014. december 31-én hatályát veszti.

(2) E törvény 34. §-ának (1) bekezdése 2011. július 1-jén hatályát veszti.

80. § (1) Felhatalmazást kap a Kormány, hogy rendeletben állapítsa meg:

a) az 5. § (1) bekezdés a)–b) pontjaiban, valamint (4) bekezdésében meghatározott támogatás igénylési és elszámolási feltételeit,

b) a 30. § (8) bekezdésében meghatározottak felhasználásának és elszámolásának szabályait,

c) az egyedi támogatások, költségtérítések, valamint az egyéb vállalati támogatások mértékét és felhasználási szabályait,

d) a helyi önkormányzatok vis maior támogatásának általános feltételeit,

e) a Nemzetgazdasági Minisztérium fejezet 25. cím, 30. alcím, 10. Szervezetátalakítási alap jogcím-csoport előirányzat felhasználásának szabályait.

f) a 25. § (5)–(6) bekezdése szerinti juttatás kifizetésének részletes szabályait.

(2) Felhatalmazást kap a helyi önkormányzatokért felelős miniszter, hogy – az államháztartásért felelős miniszter egyetértésével – a 30. § (1) bekezdése szerint létrehozott új előirányzat igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályairól rendeletet alkosson.

(3) Felhatalmazást kap az államháztartásért felelős miniszter, hogy a helyi önkormányzatokért felelős miniszter egyetértésével önkormányzatonként és jogcímenként rendeletben hirdesse ki a helyi önkormányzatokat és a többcélú kistérségi társulásokat megillető normatív hozzájárulások és támogatások összegét – az egyes jövedelempótló támogatások kiegészítése kivételével – az Áht. 64. § (1), (3), valamint (4) bekezdése szerint.

(4) Felhatalmazást kap az államháztartásért felelős miniszter, hogy a Nemzetgazdasági Minisztérium fejezet, 25. cím, 44. alcím Idegenforgalmi adó differenciált kiegészítése igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályairól 2011. január 31-ig rendeletet alkosson.

(5) Az Országgyűlés elrendeli, hogy a Kormány a 42. § (1) bekezdése szerinti humánszolgáltatások tekintetében 2011. június 30-ig vizsgálja felül a hatályos szabályozást és tegyen javaslatot a finanszírozási rendszer átalakítására.

Dr. Schmitt Pál s. k.,	*Dr. Kövér László* s. k.,
köztársasági elnök	az Országgyűlés elnöke

1. melléklet a 2010. évi CLXIX. törvényhez

Millió forintban

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás*
						I. ORSZÁGGYŰLÉS								
1						Országgyűlés Hivatala								
	1						Országgyűlés hivatali szervei							16 139,2
				1						Működési költségvetés			460,0	
					1						Személyi juttatások	9 179,2		
					2						Munkaadókat terhelő járulékok	2 308,4		
					3						Dologi kiadások	3 401,5		
					5						Egyéb működési célú kiadások	46,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	413,5		
					2						Felújítás	1 250,0		
2						Állambiztonsági Szolgálatok Történeti Levéltára								699,1
				1						Működési költségvetés			5,0	
					1						Személyi juttatások	402,0		
					2						Munkaadókat terhelő járulékok	104,3		
					3						Dologi kiadások	185,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	12,7		
4						Fejezeti kezelésű előirányzatok								
	2						Nemzetközi tagdíjak					22,0		22,0
	3						Az Országgyűlés elnökének közcélú felajánlásai, adományai					80,0		80,0
	4						A Kárpát-medencei Magyar Képviselők Fóruma							
		1						Kárpát-medencei Magyar Képviselők Fóruma működése				48,8		48,8
		2						Magyar Nemzeti Kisebbségek Európai Érdekképviseletéért Alapítvány támogatása				52,0		52,0
	8						Volt köztársasági elnökök közcélú felajánlásai, adományai							
		1						Göncz Árpád közcélú felajánlásai, adományai				80,0		80,0
		2						Mádl Ferenc közcélú felajánlásai, adományai				80,0		80,0
		3						Sólyom László közcélú felajánlásai, adományai				80,0		80,0
											1–4. cím összesen:	*17 746,1*	*465,0*	*17 281,1*
5						Közbeszerzések Tanácsa								
	1						Közbeszerzések Tanácsa							144,6
				1						Működési költségvetés			1 649,5	
					1						Személyi juttatások	668,4		
					2						Munkaadókat terhelő járulékok	188,2		
					3						Dologi kiadások	892,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	33,5		
					2						Felújítás	11,2		
											5. cím összesen:	*1 794,1*	*1 649,5*	*144,6*

* A támogatás az intézményi és fejezeti kezelésű előirányzatok tekintetében értelmezhető.

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jogcím-csop.-név / Jogcím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	Kiadás (2011. évi előirányzat)	Bevétel	Támogatás
7						Pártok támogatása			
	1					Országos listán mandátumot szerzett pártok támogatása			
		1				FIDESZ – Magyar Polgári Szövetség	1 055,0		
		2				Magyar Szocialista Párt	521,3		
		3				Jobbik Magyarországért Mozgalom – Párt	448,0		
		4				Lehet más a politika	249,2		
		5				Kereszténydemokrata Néppárt	232,6		
	2					Országos listán mandátumot nem szerzett pártok támogatása			
		4				Magyar Demokrata Fórum	42,8		
8						Pártalapítványok támogatása			
	1					Szövetség a Polgári Magyarországért Alapítvány	611,7		
	2					Táncsics Mihály Alapítvány	259,8		
	4					Ökopolisz Alapítvány	80,4		
	5					Barankovics István Alapítvány	69,4		
	6					Antall József Alapítvány	28,3		
	7					Tartalék	211,3		
						7–8. cím összesen:	*3 809,8*		
10						Közszolgálati médiaszolgáltatás támogatása			
	1					Médiaszolgáltatás-támogató és Vagyonkezelő Alap költségei	28 241,5		
	2					Magyar Rádió művészeti együtteseinek támogatása	1 000,0		
15						Üzemben tartási díj átvállalása	29 458,5		
						10–15. cím összesen:	*58 700,0*		
20						Pénzügyi Szervezetek Állami Felügyelete			
	1					Pénzügyi Szervezetek Állami Felügyelete			
				1		Működési költségvetés		10 304,5	
					1	Személyi juttatások	5 623,8		
					2	Munkaadókat terhelő járulékok	1 378,0		
					3	Dologi kiadások	2 537,3		
					5	Egyéb működési célú kiadások	450,7		
				2		Felhalmozási költségvetés		4,0	
					1	Intézményi beruházási kiadások	327,2		
					2	Felújítás	1,5		
				3		Kölcsönök	106,0	116,0	
						20. cím összesen:	*10 424,5*	*10 424,5*	
						I. fejezet összesen:	*92 474,5*	*12 539,0*	*17 425,7*

II. KÖZTÁRSASÁGI ELNÖKSÉG

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Köztársasági Elnöki Hivatal			1 062,9
				1		Működési költségvetés			
					1	Személyi juttatások	447,8		
					2	Munkaadókat terhelő járulékok	120,9		
					3	Dologi kiadások	425,0		

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat		
						FEJEZET						Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	64,2		
					2						Felújítás	3,0		
				3						Kölcsönök		2,0		
2						Fejezeti kezelésű előirányzatok								
	2						Célelőirányzatok							
		1						Állami kitüntetések						282,1
				1						Működési költségvetés				
					1						Személyi juttatások	239,4		
					3						Dologi kiadások	42,7		
											II. fejezet összesen:	*1 345,0*		*1 345,0*

III. ALKOTMÁNYBÍRÓSÁG

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Alkotmánybíróság								1 335,4
				1						Működési költségvetés				
					1						Személyi juttatások	834,2		
					2						Munkaadókat terhelő járulékok	230,7		
					3						Dologi kiadások	229,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	40,0		
					2						Felújítás	1,5		
											III. fejezet összesen:	*1 335,4*		*1 335,4*

IV. ORSZÁGGYŰLÉSI BIZTOSOK HIVATALA

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Országgyűlési Biztosok Hivatala								1 614,0
				1						Működési költségvetés				
					1						Személyi juttatások	1 038,5		
					2						Munkaadókat terhelő járulékok	291,8		
					3						Dologi kiadások	265,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	18,3		
											IV. fejezet összesen:	*1 614,0*		*1 614,0*

V. ÁLLAMI SZÁMVEVŐSZÉK

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Állami Számvevőszék								7 220,5
				1						Működési költségvetés			18,0	
					1						Személyi juttatások	4 731,0		
					2						Munkaadókat terhelő járulékok	1 263,6		
					3						Dologi kiadások	1 001,0		
				2						Felhalmozási költségvetés			2,0	
					1						Intézményi beruházási kiadások	183,0		
					2						Felújítás	61,9		
											V. fejezet összesen:	*7 240,5*	*20,0*	*7 220,5*

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								

VI. BÍRÓSÁGOK

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Bíróságok								64 412,0
				1						Működési költségvetés			5 526,6	
					1						Személyi juttatások	46 997,7		
					2						Munkaadókat terhelő járulékok	11 560,5		
					3						Dologi kiadások	10 635,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	245,2		
					2						Felújítás	500,0		
2						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		1						Igazságszolgáltatás beruházásai				943,6		943,6
	4						Nemzetközi tagdíjak és európai uniós befizetések					3,0		3,0
	7						Nemzeti Fejlesztési Terv végrehajtása a Bíróságokon					66,0		66,0
	8						Fővárosi és Pest Megyei Bíróságon felhalmozódott ügyhátralék kezelése							735,5
				1						Működési költségvetés				
					1						Személyi juttatások	423,8		
					2						Munkaadókat terhelő járulékok	114,3		
					3						Dologi kiadások	197,4		
	9						Bírósági eljárások gyorsítása							3 000,0
				1						Működési költségvetés				
					1						Személyi juttatás	1 340,0		
					2						Munkaadókat terhelő járulékok	360,0		
					3						Dologi kiadások	1 300,0		
	16						Fejezeti tartalék					151,6		151,6
											VI. fejezet összesen:	*74 838,3*	*5 526,6*	*69 311,7*

VIII. MAGYAR KÖZTÁRSASÁG ÜGYÉSZSÉGE

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Ügyészségek								31 932,7
				1						Működési költségvetés			40,0	
					1						Személyi juttatások	21 063,7		
					2						Munkaadókat terhelő járulékok	5 529,0		
					3						Dologi kiadások	3 560,0		
					5						Egyéb működési célú kiadások	5,0		
				2						Felhalmozási költségvetés			5,0	
					1						Intézményi beruházási kiadások	1 780,0		
					2						Felújítás	30,0		
					3						Egyéb intézményi felhalmozási kiadások	10,0		
				3						Kölcsönök		46,0	46,0	
3						Fejezeti kezelésű előirányzatok								
	1						Magán és egyéb jogi személyek kártérítése					1,0		1,0
	2						Nemzetközi szervezetekkel kapcsolatos kötelezettségek					1,5		1,5
	3						EU tagságból eredő feladatok							35,2
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	18,8		
					2						Munkaadókat terhelő járulékok	5,1		
					3						Dologi kiadások	11,3		
	4						Jogerősen megállapított kártérítések célelőirányzata					30,0		30,0
											VIII. fejezet összesen:	*32 091,4*	*91,0*	*32 000,4*

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						A települési önkormányzatot megillető, a településre kimutatott személyi jövedelemadó						126 426,2		
2						A megyei önkormányzatok személyi jövedelemadó-részesedése						6 322,9		
3						A települési önkormányzatok jövedelemdifferenciálódásának mérséklése						93 839,4		
4						Normatív hozzájárulások								
	1						Települési önkormányzatok üzemeltetési, igazgatási, sport- és kulturális feladatai					32 266,4		
	2						Körzeti igazgatás					7 659,7		
	3						Körjegyzőség működése					4 107,0		
	4						Megyei, fővárosi önkormányzatok igazgatási, sport- és kulturális feladatai					6 997,7		
	5						Lakott külterülettel kapcsolatos feladatok					808,1		
	6						Lakossági települési folyékony hulladék ártalmatlanítása					106,2		
	7						A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzatok feladatai					4 888,3		
	8						Üdülőhelyi feladatok					8 098,3		
	9						Területi gyermekvédelmi szakszolgálat működtetése					1 192,9		
	10						Pénzbeli szociális juttatások					60 586,8		
	11						Szociális és gyermekjóléti alapszolgáltatás feladatai					38 975,3		
	12						Szociális és gyermekvédelmi bentlakásos és átmeneti intézményi ellátások					52 456,6		
	13						Közoktatási hozzájárulások					368 781,6		
5						Központosított előirányzatok						87 620,8		
6						Helyi önkormányzatok kiegészítő támogatása								
	1						Önkormányzati fejezeti tartalék					5 000,0		
	2						Önhibájukon kívül hátrányos helyzetben lévő önkormányzatok támogatása					31 137,7		
	3						A tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatása, a pénzügyi gondnok díja					100,0		
7						Helyi önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatása						11 885,4		
8						Normatív, kötött felhasználású támogatások								
	1						Kiegészítő támogatás egyes közoktatási feladatokhoz					8 282,7		
	2						Egyes szociális feladatok támogatása					88 904,8		
	3						A többcélú kistérségi társulások támogatása					31 048,8		
	4						A helyi önkormányzati hivatásos tűzoltóságok támogatása					35 133,5		
9						Címzett és céltámogatások						350,0		
10						Vis maior támogatás						8 000,0		
11						Budapest 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal építésének támogatása						27 680,0		
											IX. fejezet összesen:	*1 148 657,1*		

X. KÖZIGAZGATÁSI ÉS IGAZSÁGÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Közigazgatási és Igazságügyi Minisztérium igazgatása								9 473,3
				1						Működési költségvetés			125,0	
					1						Személyi juttatások	6 328,1		
					2						Munkaadókat terhelő járulékok	1 628,8		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	1 635,4		
					5						Egyéb működési célú kiadások	6,0		
				3						Kölcsönök		3,0	3,0	
2						Szellemi Tulajdon Nemzeti Hivatala								
				1						Működési költségvetés			3 511,0	
					1						Személyi juttatások	1 309,2		
					2						Munkaadókat terhelő járulékok	324,4		
					3						Dologi kiadások	1 224,3		
					5						Egyéb működési célú kiadások	277,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	353,0		
					2						Felújítás	22,5		
3						Egyenlő Bánásmód Hatóság								187,4
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	111,8		
					2						Munkaadókat terhelő járulékok	30,1		
					3						Dologi kiadások	47,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,1		
4						Kormányzati Személyügyi, Szolgáltató és Közigazgatási Képzési Központ								965,0
				1						Működési költségvetés			114,0	
					1						Személyi juttatások	425,0		
					2						Munkaadókat terhelő járulékok	103,2		
					3						Dologi kiadások	514,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	36,0		
5						Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatal								19 012,9
				1						Működési költségvetés			8 598,6	
					1						Személyi juttatások	2 522,3		
					2						Munkaadókat terhelő járulékok	664,3		
					3						Dologi kiadások	23 650,8		
					5						Egyéb működési célú kiadások	3,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	614,5		
					2						Felújítás	156,6		
6						Igazságügyi Szakértői és Kutató Intézetek								1 443,7
				1						Működési költségvetés			1 414,3	
					1						Személyi juttatások	1 344,3		
					2						Munkaadókat terhelő járulékok	370,6		
					3						Dologi kiadások	953,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	190,0		
7						Szülőföld Alap Iroda								
				1						Működési költségvetés			158,4	
					1						Személyi juttatások	63,1		
					2						Munkaadókat terhelő járulékok	16,2		
					3						Dologi kiadások	79,1		

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
8						Fővárosi, megyei kormányhivatalok								88 420,0
				1						Működési költségvetés			36 153,1	
					1						Személyi juttatások	78 110,0		
					2						Munkaadókat terhelő járulékok	20 944,0		
					3						Dologi kiadások	24 789,2		
					5						Egyéb működési célú kiadások	3,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	494,6		
					2						Felújítás	221,3		
				3						Kölcsönök		11,0		
9						ECOSTAT Gazdaság- és Társadalomkutató Intézet								327,1
				1						Működési költségvetés				
					1						Személyi juttatások	230,5		
					2						Munkaadókat terhelő járulékok	62,6		
					3						Dologi kiadások	34,0		
10						Balassi Intézet								4 121,4
				1						Működési költségvetés			790,5	
					1						Személyi juttatások	2 320,0		
					2						Munkaadókat terhelő járulékok	507,2		
					3						Dologi kiadások	1 303,6		
					4						Ellátottak pénzbeli juttatásai	492,9		
					5						Egyéb működési célú kiadások	171,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	117,2		
11						Közigazgatási és Igazságügyi Minisztérium Igazságügyi Szolgálata								680,2
				1						Működési költségvetés				
					1						Személyi juttatások	453,7		
					2						Munkaadókat terhelő járulékok	114,7		
					3						Dologi kiadások	107,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	4,0		
12						Regionális képző központok								2 905,6
				1						Működési költségvetés			1 983,8	
					1						Személyi juttatások	1 595,3		
					2						Munkaadókat terhelő járulékok	429,4		
					3						Dologi kiadások	2 715,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	147,0		
					2						Felújítás	2,0		
13						Wekerle Sándor Alapkezelő								864,6
				1						Működési költségvetés			1 385,0	
					1						Személyi juttatások	988,9		
					2						Munkaadókat terhelő járulékok	294,2		
					3						Dologi kiadások	255,3		
					5						Egyéb működési célú kiadások	687,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	23,7		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	FEJEZET						2011. évi előirányzat		
						Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
15						Fejezeti kezelésű előirányzatok								
	2						Célelőirányzatok							
		1						Központilag kezelt fejezeti feladatok						330,4
				1						Működési költségvetés				
					1						Személyi juttatások	251,0		
					2						Munkaadókat terhelő járulékok	64,4		
					3						Dologi kiadások	15,0		
		7						Nemzeti és kiemelt ünnepek, egyéb rendezvények, események támogatása						1 000,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	13,5		
					3						Dologi kiadások	936,5		
		8						Lakossági tájékoztatáshoz kapcsolódó kiadások						730,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	27,0		
					3						Dologi kiadások	603,0		
		9						Összkormányzati kommunikációhoz kapcsolódó feladatok						500,0
				1						Működési költségvetés				
					1						Személyi juttatások	130,0		
					2						Munkaadókat terhelő járulékok	35,1		
					3						Dologi kiadások	334,9		
		10						Lengyel–Magyar Együttműködés 2011						40,0
				1						Működési költségvetés				
					1						Személyi juttatások	32,0		
					2						Munkaadókat terhelő járulékok	8,0		
		13						Személyügyi és továbbképzési feladatok támogatása						20,0
				1						Működési költségvetés				
					1						Személyi juttatások	8,0		
					2						Munkaadókat terhelő járulékok	2,0		
					3						Dologi kiadások	10,0		
		17						A büntetőeljárásról szóló törvény alapján megállapított kártalanítás				120,0		120,0
		18						Jogi segítségnyújtás				115,0		115,0
		24						Kormányzati igazgatással kapcsolatos feladatok támogatása						312,2
				1						Működési költségvetés				
					1						Személyi juttatások	111,5		
					2						Munkaadókat terhelő járulékok	30,1		
					3						Dologi kiadások	170,6		
		25						A kormany.hu központi kommunikációs felület működtetése						185,0
				1						Működési költségvetés				
					1						Személyi juttatások	60,0		
					2						Munkaadókat terhelő járulékok	16,2		
					3						Dologi kiadások	108,8		
		26						Központi informatikai feladatok				66,6		66,6
		27						Nemzetközi kötelezettségek teljesítése				16,9		16,9
		29						Központi e-közigazgatási feladatok				100,0		100,0
		30						Uniós projektek támogatása				77,0		77,0
		31						Időközi és kisebbségi választások lebonyolítása						300,0

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jogcím-csop.-név / Jogcím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2011. évi előirányzat Kiadás	Bevétel	Támogatás
				1		Működési költségvetés			
					1	Személyi juttatások	191,3		
					2	Munkaadókat terhelő járulékok	52,1		
					3	Dologi kiadások	11,6		
					5	Egyéb működési célú kiadások	45,0		
		32				Az önkéntesség európai évéhez és a civil szervezetekhez kapcsolódó programok támogatása	70,0		70,0
	3					Államháztartáson kívüli szervezetek támogatása			
		4				Európai területi együttműködési csoportosulások működésének támogatása	250,0		250,0
		5				Határon Átnyúló Kezdeményezések Közép-európai Segítő Szolgálata (CESCI) működésének támogatása	50,0		50,0
		6				Millenáris Nonprofit Kft. programjainak támogatása	500,0		500,0
		7				Magyarországi Zsidó Örökség Közalapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás			888,6
				1		Működési költségvetés			
					3	Dologi kiadások	852,6		
					5	Egyéb működési célú kiadások	36,0		
		8				Emberi Jogok Magyar Központja Közalapítvány	10,0		10,0
		10				Civil és non-profit szervezetek támogatása	63,0		63,0
		12				Magyarországi Cigányokért Közalapítvány	389,8		389,8
		14				Nemzeti Civil Alapprogram			3 640,0
				1		Működési költségvetés			
					3	Dologi kiadások	291,2		
					5	Egyéb működési célú kiadások	3 348,8		
		20				Rádió C	35,0		35,0
	4					Határon túli magyarok programjainak támogatása			
		1				Határon túli magyarok oktatási programjainak támogatása			2 703,0
				1		Működési költségvetés			
					1	Személyi juttatások	34,0		
					2	Munkaadókat terhelő járulékok	9,0		
					3	Dologi kiadások	101,0		
					5	Egyéb működési célú kiadások	1 967,0		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	592,0		
		2				Kedvezménytörvény alapján járó oktatási-nevelési támogatás, valamint a szórványoktatás és a csángó magyarok támogatása			5 500,0
				1		Működési költségvetés			
					1	Személyi juttatások	37,0		
					2	Munkaadókat terhelő járulékok	10,0		
					3	Dologi kiadások	250,0		
					5	Egyéb működési célú kiadások	5 203,0		
		3				Nemzetpolitikai tevékenység támogatása			2 607,1
				1		Működési költségvetés			
					1	Személyi juttatások	26,0		
					2	Munkaadókat terhelő járulékok	7,0		
					3	Dologi kiadások	13,1		
					5	Egyéb működési célú kiadások	1 861,0		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	700,0		
		4				A magyar–magyar kapcsolattartás és az együttműködést szolgáló intézmények támogatása	259,4		259,4
		6				Határtalanul program támogatása	500,0		500,0

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2011. évi előirányzat Kiadás	Bevétel	Támogatás
	5						Egyházi célú központi költségvetési hozzájárulások							
		1						Egyházi kulturális tevékenységek támogatása (közgyűjtemények, közművelődési intézmények, kulturális programok)						
			1						Egyházi közgyűjtemények és közművelődési intézmények támogatása			750,0		750,0
			2						Egyházi kulturális programok támogatása					50,0
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	25,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	25,0		
		2						Egyházi hit- és egyéb oktatási tevékenység támogatása						
			1						Hittanoktatás támogatása			3 100,0		3 100,0
			2						Egyházi oktatási programok támogatása (Templom és Iskola)					200,0
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	100,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	100,0		
		3						Egyházi alapintézmény-működés, Szja rendelkezés és kiegészítése				10 700,0		10 700,0
		4						Átadásra nem került ingatlanok utáni járadék				15 988,2		15 988,2
		5						Kistelepülési és szórvány egyházi támogatások						
			1						Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka			1 600,0		1 600,0
			2						Egyházi szórványprogramok támogatása					200,0
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	100,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	100,0		
			3						Hátrányos helyzetű kistelepülések felzárkózása egyházi komplex programjainak támogatása (Testi és lelki kenyér)					200,0
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	100,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	100,0		
		7						Egyházi épített örökség védelme és egyéb beruházások				1 350,0		1 350,0
	6						Kisebbségpolitikai tevékenység támogatása							732,5
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	13,5		
					3						Dologi kiadások	80,0		
					5						Egyéb működési célú kiadások	289,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	300,0		
	7						Országos kisebbségi önkormányzatok és média támogatása							
		1						Bolgár Országos Önkormányzat és Média				43,7		43,7
		2						Magyarországi Görögök Országos Önkormányzata és Média				44,9		44,9
		3						Országos Horvát Önkormányzat és Média				127,5		127,5
		4						Magyarországi Németek Országos Önkormányzata és Média				214,1		214,1
		5						Magyarországi Románok Országos Önkormányzata és Média				89,6		89,6
		6						Országos Cigány Önkormányzat és Média				267,2		267,2
		7						Országos Lengyel Kisebbségi Önkormányzat és Média				47,0		47,0
		8						Országos Örmény Önkormányzat és Média				42,5		42,5
		9						Országos Szlovák Önkormányzat és Média				128,0		128,0
		10						Országos Szlovén Önkormányzat és Média				64,0		64,0

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
		11						Szerb Országos Önkormányzat és Média				78,7		78,7
		12						Országos Ruszin Kisebbségi Önkormányzat és Média				36,1		36,1
		13						Ukrán Országos Önkormányzat és Média				36,2		36,2
	8						Országos kisebbségi önkormányzatok által fenntartott intézmények támogatása							
		1						Bolgár Országos Önkormányzat által fenntartott intézmények támogatása				19,2		19,2
		2						Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények támogatása				12,5		12,5
		3						Országos Horvát Önkormányzat által fenntartott intézmények támogatása				55,0		55,0
		4						Magyarországi Németek Országos Önkormányzata által fenntartott intézmények támogatása				73,2		73,2
		5						Magyarországi Románok Országos Önkormányzata által fenntartott intézmények támogatása				17,2		17,2
		6						Országos Cigány Önkormányzat által fenntartott intézmények támogatása				78,6		78,6
		7						Országos Lengyel Kisebbségi Önkormányzat által fenntartott intézmények támogatása				14,6		14,6
		8						Országos Örmény Önkormányzat által fenntartott intézmények támogatása				7,0		7,0
		9						Országos Szlovák Önkormányzat által fenntartott intézmények támogatása				105,8		105,8
		10						Országos Szlovén Önkormányzat által fenntartott intézmények támogatása				21,9		21,9
		11						Szerb Országos Önkormányzat által fenntartott intézmények támogatása				42,2		42,2
		12						Országos Ruszin Kisebbségi Önkormányzat által fenntartott intézmények támogatása				7,8		7,8
		13						Ukrán Országos Önkormányzat által fenntartott intézmények támogatása				8,0		8,0
	9						Társadalmi felzárkózást segítő programok							
		1						A társadalmi felzárkózás aktív szociálpolitikai eszközei						615,9
				1						Működési költségvetés				
					1						Személyi juttatások	105,0		
					2						Munkaadókat terhelő járulékok	28,5		
					5						Egyéb működési célú kiadások	482,4		
		2						Roma Integráció Évtizede Program végrehajtása						95,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,2		
					3						Dologi kiadások	17,0		
					5						Egyéb működési célú kiadások	64,8		
		3						Roma Oktatási Programok				30,8		30,8
		4						„Legyen jobb a gyermekeknek" nemzeti stratégia monitoringja és kapcsolódó feladatok támogatása						15,5
				1						Működési költségvetés				
					1						Személyi juttatások	12,2		
					2						Munkaadókat terhelő járulékok	3,3		
		5						Társadalmi felzárkózást elősegítő stratégiai tervezés és kutatás valamint programok támogatása						125,9
				1						Működési költségvetés				
					1						Személyi juttatások	64,0		
					2						Munkaadókat terhelő járulékok	17,1		
					3						Dologi kiadások	44,8		
		6						Roma telepeken élők lakhatási és szociális integrációs programja				500,0		500,0
		7						Roma ösztöndíj programok						1 125,5
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	27,0		
					5						Egyéb működési célú kiadások	998,5		
		8						Leghátrányosabb helyzetű kistérségek programjának koordinációja						200,0
				1						Működési költségvetés				

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	13,5		
					3						Dologi kiadások	136,5		
	25						Fejezeti tartalék							
		1						Fejezeti általános tartalék				200,0		200,0
											1–15. cím összesen:	*243 481,7*	*54 239,7*	*189 242,0*
16						Kormányzati Ellenőrzési Hivatal								
	1						Kormányzati Ellenőrzési Hivatal							874,9
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	542,9		
					2						Munkaadókat terhelő járulékok	142,0		
					3						Dologi kiadások	191,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	2,0		
											16. cím összesen:	*877,9*	*3,0*	*874,9*
17						Központosított bevételek								
	1						Cégnyilvántartás bevételei						1 500,0	
18						Bethlen Gábor Alap támogatása								
	2						Eseti támogatás					375,3		
19						Tartalékok								
	2						Céltartalékok							
		1						Különféle kifizetések				33 900,0		
20						Volt egyházi ingatlanok tulajdoni helyzetének rendezése						11 600,0		
21						Települési és területi kisebbségi önkormányzatok támogatása						1 520,0		
											X. fejezet összesen:	*291 754,9*	*55 742,7*	*190 116,9*
						XI. MINISZTERELNÖKSÉG								
1						Miniszterelnökség								2 146,0
				1						Működési költségvetés				
					1						Személyi juttatások	894,0		
					2						Munkaadókat terhelő járulékok	254,7		
					3						Dologi kiadások	997,3		
2						Fejezeti kezelésű előirányzatok								
	1						Kormányfői protokoll							650,0
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	150,0		
					2						Munkaadókat terhelő járulékok	42,7		
					3						Dologi kiadások	457,3		
	2						Uniós elnökséggel kapcsolatos kiemelt feladatok					400,0		400,0
	3						Fejezeti tartalék					220,0		220,0
											1–2. cím összesen:	*3 416,0*		*3 416,0*
3						Rendkívüli kormányzati intézkedések						90 000,0		
											XI. fejezet összesen:	*93 416,0*		*3 416,0*
						XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM								
1						Vidékfejlesztési Minisztérium igazgatása								5 991,2
				1						Működési költségvetés			33,9	
					1						Személyi juttatások	3 899,1		
					2						Munkaadókat terhelő járulékok	913,2		
					3						Dologi kiadások	981,4		
					5						Egyéb működési célú kiadások	174,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	57,4		
				3						Kölcsönök		5,0	5,0	
2						Szakigazgatási intézmények								
	1						Mezőgazdasági Szakigazgatási Hivatal							5 510,9
				1						Működési költségvetés			5 959,0	
					1						Személyi juttatások	4 992,4		
					2						Munkaadókat terhelő járulékok	2 044,3		
					3						Dologi kiadások	4 433,2		
	2						Magyar Élelmiszer-biztonsági Hivatal							136,3
				1						Működési költségvetés				
					1						Személyi juttatások	63,6		
					2						Munkaadókat terhelő járulékok	16,9		
					3						Dologi kiadások	46,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,8		
3						Földhivatalok, Földmérési és Távérzékelési Intézet								
				1						Működési költségvetés			1 506,2	
					1						Személyi juttatások	508,8		
					2						Munkaadókat terhelő járulékok	165,8		
					3						Dologi kiadások	831,6		
4						Állami Ménesgazdaság								293,5
				1						Működési költségvetés			119,1	
					1						Személyi juttatások	74,8		
					2						Munkaadókat terhelő járulékok	20,5		
					3						Dologi kiadások	324,3		
				2						Felhalmozási költségvetés			7,0	

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
5						Mezőgazdasági és Vidékfejlesztési Hivatal								9 604,1
				1						Működési költségvetés			50,0	
					1						Személyi juttatások	4 322,0		
					2						Munkaadókat terhelő járulékok	1 188,4		
					3						Dologi kiadások	1 497,1		
					5						Egyéb működési célú kiadások	2 468,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	177,9		
6						Mezőgazdasági középfokú szakoktatás és szaktanácsadás intézményei								4 041,0
				1						Működési költségvetés			1 610,9	
					1						Személyi juttatások	3 147,8		
					2						Munkaadókat terhelő járulékok	878,8		
					3						Dologi kiadások	1 718,3		
				2						Felhalmozási költségvetés			93,0	
7						Közművelődési intézmények								488,1
				1						Működési költségvetés			107,0	
					1						Személyi juttatások	313,1		
					2						Munkaadókat terhelő járulékok	84,8		
					3						Dologi kiadások	197,2		
8						Agrárkutató intézetek								1 818,1
				1						Működési költségvetés			1 653,8	
					1						Személyi juttatások	2 030,3		
					2						Munkaadókat terhelő járulékok	590,9		
					3						Dologi kiadások	867,3		
				2						Felhalmozási költségvetés			16,6	
9						Agrármarketing-Centrum								167,3
				1						Működési költségvetés			11,0	
					1						Személyi juttatások	117,6		
					2						Munkaadókat terhelő járulékok	31,7		
					3						Dologi kiadások	29,0		
10						Génmegőrzési intézmények								326,7
				1						Működési költségvetés			107,4	
					1						Személyi juttatások	231,6		
					2						Munkaadókat terhelő járulékok	63,7		
					3						Dologi kiadások	138,8		
12						Országos Meteorológiai Szolgálat								685,6
				1						Működési költségvetés			1 087,0	
					1						Személyi juttatások	835,7		
					2						Munkaadókat terhelő járulékok	245,9		
					3						Dologi kiadások	641,6		
					5						Egyéb működési célú kiadások	0,4		
				2						Felhalmozási költségvetés			11,0	
					1						Intézményi beruházási kiadások	40,0		
					2						Felújítás	20,0		
				3						Kölcsönök		3,0	3,0	
13						Vízügyi és Környezetvédelmi Központi Igazgatóság								788,7
				1						Működési költségvetés			80,1	

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	358,3		
					2						Munkaadókat terhelő járulékok	91,7		
					3						Dologi kiadások	418,8		
14						Nemzeti park igazgatóságok								3 000,7
				1						Működési költségvetés			3 279,3	
					1						Személyi juttatások	2 421,4		
					2						Munkaadókat terhelő járulékok	680,1		
					3						Dologi kiadások	2 317,1		
				2						Felhalmozási költségvetés			
					1						Intézményi beruházási kiadások	581,8		
					2						Felújítás	279,6		
15						Környezetvédelmi, természetvédelmi és vízügyi hatósági szervek								5 086,8
				1						Működési költségvetés			3 833,5	
					1						Személyi juttatások	5 155,3		
					2						Munkaadókat terhelő járulékok	1 435,8		
					3						Dologi kiadások	2 090,6		
				2						Felhalmozási költségvetés			
					1						Intézményi beruházási kiadások	238,6		
16						Környezetvédelmi és vízügyi igazgatóságok								11 142,6
				1						Működési költségvetés			2 888,1	
					1						Személyi juttatások	8 776,1		
					2						Munkaadókat terhelő járulékok	2 340,2		
					3						Dologi kiadások	2 791,2		
				2						Felhalmozási költségvetés			
					1						Intézményi beruházási kiadások	123,2		
17						Nemzeti Földalapkezelő Szervezet								1 300,0
				1						Működési költségvetés				
					1						Személyi juttatások	748,0		
					2						Munkaadókat terhelő járulékok	202,0		
					3						Dologi kiadások	300,0		
				2						Felhalmozási költségvetés			
					1						Intézményi beruházási kiadások	50,0		
20						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		5						Regionális víziközmű rendszerek állami kötelezettségei és a pályázati fejlesztéséhez szükséges önerő				50,0		50,0
		7						Vízkárelhárítás						
			1						Vízkárelhárítási művek fejlesztése és állagmegóvása			500,0		500,0
		9						Balatoni regionális víziközmű-hálózat fejlesztése				50,0		50,0
		19						EU Víz Keretirányelv végrehajtásának feladatai				100,0		100,0
		20						Ivóvíz-minőség javító program				200,0		200,0
	2						Környezetvédelmi célelőirányzatok							
		1						Vízkárelhárítási művek fenntartása						922,0
				1						Működési költségvetés				
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	56,4		
					3						Dologi kiadások	665,6		
		2						Szigetközi térség vízügyi feladatai						110,0
				1						Működési költségvetés				
					1						Személyi juttatások	7,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok	1,9		
					3						Dologi kiadások	101,1		
		3						Vizitársulatok kezelésében és üzemeltetésében lévő vizilétesítmények fenntartása				4 600,0		4 600,0
		5						Balaton intézkedési terv és nagy tavaink védelme program						20,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,5		
					2						Munkaadókat terhelő járulékok	6,0		
					3						Dologi kiadások	3,5		
		8						Víz- és környezeti kárelhárítás						260,0
				1						Működési költségvetés				
					1						Személyi juttatások	110,4		
					2						Munkaadókat terhelő járulékok	28,4		
					3						Dologi kiadások	121,2		
			1						Vízügyi feladatok támogatása			348,0		348,0
		9						Természetvédelmi kártalanítás				17,8		17,8
		10						Természetvédelmi pályázatok támogatása						568,1
				1						Működési költségvetés				
					1						Személyi juttatások	96,7		
					2						Munkaadókat terhelő járulékok	27,7		
					3						Dologi kiadások	207,0		
					5						Egyéb működési célú kiadások	68,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	156,1		
					3						Egyéb intézményi felhalmozási kiadások	11,8		
		11						Hulladék-kezelési és gazdálkodási feladatok						39,5
				1						Működési költségvetés				
					1						Személyi juttatások	17,3		
					2						Munkaadókat terhelő járulékok	4,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	17,3		
		12						Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés				1 620,0		1 620,0
		13						Országos Környezeti Kármentesítési Program						139,7
				1						Működési költségvetés				
					1						Személyi juttatások	13,7		
					2						Munkaadókat terhelő járulékok	2,9		
					3						Dologi kiadások	40,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	82,3		
		14						Állami feladatok átvállalása a Nemzeti Környezetvédelmi Program megvalósításában				201,6		201,6
		16						Az illegális hulladék-elhelyezés felszámolásának feladatai				50,0		50,0
		17						Vízgazdálkodási pályázatok előkészítése és támogatása						98,1
				1						Működési költségvetés				
					1						Személyi juttatások	72,4		
					2						Munkaadókat terhelő járulékok	20,4		
					3						Dologi kiadások	5,3		
	3						Agrár célelőirányzatok							
		1						FAO intézmények finanszírozása						225,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok	12,8		
					3						Dologi kiadások	125,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	46,8		
		2						Agrárkutatás, tanüzemek, szakképzés támogatása						400,0
				1						Működési költségvetés				
					1						Személyi juttatások	178,5		
					2						Munkaadókat terhelő járulékok	48,0		
					3						Dologi kiadások	173,5		
		3						Magán és egyéb jogi személyek kártérítése				14,9		14,9
		4						Határon átnyúló vidékfejlesztési feladatok támogatása				44,4		44,4
		5						Tanyafejlesztési Program						1 000,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	13,5		
					3						Dologi kiadások	936,5		
		8						Ágazati szakmai szervezetek és képviseletek támogatása				197,8		197,8
		10						Parlagfű elleni védekezés támogatása						
			1						Parlagfű elleni közérdekű védekezés végrehajtásának támogatása			1 083,9		1 083,9
		12						MVH Integrált Irányítási és Ellenőrzési Rendszere fejlesztése, működtetése						2 000,0
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	500,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1 500,0		
		13						Osztatlan földtulajdon kimérésének költségei						250,0
				1						Működési költségvetés				
					1						Személyi juttatások	125,0		
					2						Munkaadókat terhelő járulékok	34,0		
					3						Dologi kiadások	91,0		
		15						Intézményi feladatok támogatása						773,6
				1						Működési költségvetés				
					1						Személyi juttatások	342,7		
					2						Munkaadókat terhelő járulékok	74,1		
					3						Dologi kiadások	296,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	60,0		
		16						Magyar Agrárkamara állami feladatainak támogatása				56,7		56,7
		17						Állatorvosi Kamara állami feladatainak támogatása				12,0		12,0
		18						Növényorvosi Kamara állami feladatainak támogatása				6,4		6,4
		19						Állami génmegőrzési feladatok támogatása						400,0
				1						Működési költségvetés				
					1						Személyi juttatások	196,0		
					2						Munkaadókat terhelő járulékok	54,0		
					3						Dologi kiadások	150,0		
		20						Hegyközségek Nemzeti Tanácsa				224,0		224,0
		22						Bormarketing és minőség-ellenőrzés				1 500,0	1 500,0	
		25						Nemzetközi Szervezetek tagsági díjai				348,0		348,0
	4						Uniós programok kiegészítő támogatása							
		6						Méhészeti Nemzeti Program				560,0		560,0

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
		7						Igyál tejet program				800,0		800,0
		8						Egyes speciális szövetkezések (TÉSZ) támogatása				1 433,0		1 433,0
		9						Egyes állatbetegségek megelőzésének és felszámolásának támogatása				1 680,0		1 680,0
		10						Uniós Programok ÁFA fedezete				2 992,0		2 992,0
		11						Iskolagyümölcs program				511,0		511,0
		12						Nemzeti Diverzifikációs Program				1 700,0		1 700,0
	5						Nemzeti támogatások							
		3						Állattenyésztési feladatok				750,0		750,0
		5						Vadgazdálkodás támogatása				10,0		10,0
		6						Nemzeti Erdőprogram						
			3						Erdőfelújítás			323,8		323,8
			4						Erdőtelepítés, erdőszerkezet-átalakítás, fásítás			315,5		315,5
			5						Fenntartható erdőgazdálkodás támogatása			280,0		280,0
		7						Fejlesztési típusú támogatások						130,0
				1						Működési költségvetés				
					3						Dologi kiadások	45,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	85,0		
		8						Folyó kiadások és jövedelem-támogatások						55 314,5
				1						Működési költségvetés				
					3						Dologi kiadások	63,8		
					5						Egyéb működési célú kiadások	55 250,7		
		10						Nemzeti agrár kárenyhítés				4 000,0	2 000,0	2 000,0
	6						Állat- és növénykártalanítás					1 000,0		1 000,0
	7						Árfolyamkockázat és egyéb, EU által nem térített kiadások					1 300,0		1 300,0
	11						Vidékfejlesztési és halászati programok							
		2						Új Magyarország Vidékfejlesztési Program (II. NVT)						
			1						I. tengely: A mezőgazdaság és erdészeti ágazat versenyképességének javítása					23 369,3
				1						Működési költségvetés			3 992,3	
					5						Egyéb működési célú kiadások	5 719,0		
				2						Felhalmozási költségvetés			55 619,7	
					3						Egyéb intézményi felhalmozási kiadások	77 262,3		
			2						II. tengely: A környezet és a vidék fejlesztése					14 119,0
				1						Működési költségvetés			42 855,0	
					5						Egyéb működési célú kiadások	55 095,0		
				2						Felhalmozási költségvetés			6 321,2	
					3						Egyéb intézményi felhalmozási kiadások	8 200,2		
			3						III. tengely: Az életminőség javítása a vidéki területeken és a diverzifikáció ösztönzése					9 150,3
				1						Működési költségvetés			1 263,8	
					5						Egyéb működési célú kiadások	1 733,9		
				2						Felhalmozási költségvetés			22 637,0	
					3						Egyéb intézményi felhalmozási kiadások	31 317,2		
			4						IV. tengely: Leader programok					1 285,4
				1						Működési költségvetés			3 339,4	
					5						Egyéb működési célú kiadások	4 465,9		
				2						Felhalmozási költségvetés			555,7	
					3						Egyéb intézményi felhalmozási kiadások	714,6		
			5						Technikai segítségnyújtás			7 677,5	5 677,5	2 000,0
		3						Halászati Operatív Program						

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
			1						Akvakultúra, belvízi halászat és a halászati és akvakultúra termékek feldolgozása és forgalmazása (II. tengely)			2 510,0	1 882,5	627,5
			2						Közös érdekeket célzó intézkedések (III. tengely)			915,6	686,7	228,9
			3						Technikai segítségnyújtás (V. tengely)			174,4	130,8	43,6
	13						EU tagságból eredő feladatok							300,0
				1						Működési költségvetés				
					1						Személyi juttatások	192,9		
					2						Munkaadókat terhelő járulékok	93,7		
					3						Dologi kiadások	13,4		
	14						Fejezeti tartalék							
		1						Fejezeti általános tartalék				135,8		135,8
											1–20. cím összesen:	*360 596,2*	*170 923,5*	*189 672,7*
21						Központosított bevételek								
	1						Erdészeti bevételek							
		1						Erdőfenntartási járulék áthúzódó befizetése					10,0	
		2						Erdővédelmi és erdőgazdálkodási bírság					200,0	
		3						Erdővédelmi járulék					50,0	
	2						Termőföld védelmével, hasznosításával kapcsolatos bevételek							
		1						Földvédelmi járulék					3 000,0	
		2						Földvédelmi és talajvédelmi bírság					50,0	
	4						Halgazdálkodási bevételek							
		1						Állami halász- és horgászjegyek díja					200,0	
		2						Halászati haszonbérleti díj					20,0	
		3						Halvédelmi bírság					10,0	
	5						Vadgazdálkodási bevételek							
		1						Állami vadászjegyek díja					585,0	
		2						Hatósági eljárási díj, trófea bírálat					60,0	
		4						Vadkísérőjegy és üzemterv szolgáltatás					30,0	
		5						Vadvédelmi bírság					25,0	
	7						Környezetvédelmi támogatások visszatérülése						429,0	
	8						Bírságok							
		1						Légszennyezési bírság					50,0	
		2						Veszélyes hulladék bírság					10,0	
		3						Zaj- és rezgésvédelmi bírság					10,0	
		4						Természetvédelmi bírság					15,0	
	9						Termékdíjak							
		1						Gumiabroncs termékdíjak					500,0	
		2						Csomagolóeszközök termékdíja					10 200,0	
		3						Akkumulátorok termékdíja					300,0	
		4						Kenőolajok termékdíja					6 200,0	
		5						Reklámhordozó papírok termékdíja					2 000,0	
		6						Elektromos és elektronikai berendezések termékdíja					2 000,0	
	10						Vízkészletjárulék						12 000,0	
											XII. fejezet összesen:	*360 596,2*	*208 877,5*	*189 672,7*

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						XIII. HONVÉDELMI MINISZTÉRIUM								
1						Honvédelmi Minisztérium								
	1						Honvédelmi Minisztérium igazgatása							5 202,6
				1						Működési költségvetés			5,9	
					1						Személyi juttatások	3 544,0		
					2						Munkaadókat terhelő járulékok	915,8		
					3						Dologi kiadások	735,7		
					5						Egyéb működési célú kiadások	13,0		
	2						Egyéb HM szervezetek							12 618,6
				1						Működési költségvetés			106,1	
					1						Személyi juttatások	4 478,3		
					2						Munkaadókat terhelő járulékok	1 076,2		
					3						Dologi kiadások	6 836,3		
					5						Egyéb működési célú kiadások	333,9		
				3						Kölcsönök		95,4	95,4	
	3						HM Fegyverzeti és Hadbiztosi Hivatal							96 818,8
				1						Működési költségvetés			3 206,2	
					1						Személyi juttatások	5 331,2		
					2						Munkaadókat terhelő járulékok	1 206,8		
					3						Dologi kiadások	81 400,5		
					5						Egyéb működési célú kiadások	13,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10 239,6		
					2						Felújítás	1 833,6		
				3						Kölcsönök		700,0	700,0	
2						Magyar Honvédség								
	1						Honvéd Vezérkar közvetlen szervezetei							21 679,8
				1						Működési költségvetés			332,0	
					1						Személyi juttatások	14 485,9		
					2						Munkaadókat terhelő járulékok	3 430,4		
					3						Dologi kiadások	4 025,5		
					5						Egyéb működési célú kiadások	70,0		
	2						MH ÖHP és alárendelt szervezetei							80 910,4
				1						Működési költségvetés			1 053,0	
					1						Személyi juttatások	57 149,8		
					2						Munkaadókat terhelő járulékok	12 666,2		
					3						Dologi kiadások	11 628,2		
					5						Egyéb működési célú kiadások	383,2		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	136,0		
3						Katonai Nemzetbiztonsági Szolgálatok								
	1						Katonai Felderítő Hivatal							9 492,1
				1						Működési költségvetés			28,3	
					1						Személyi juttatások	5 194,1		
					2						Munkaadókat terhelő járulékok	1 233,2		
					3						Dologi kiadások	3 037,1		
					5						Egyéb működési célú kiadások	18,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	38,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2011. évi előirányzat		
	2						Katonai Biztonsági Hivatal							2 771,7
				1						Működési költségvetés			3,3	
					1						Személyi juttatások	1 976,1		
					2						Munkaadókat terhelő járulékok	487,1		
					3						Dologi kiadások	294,5		
					5						Egyéb működési célú kiadások	7,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
4						Zrínyi Miklós Nemzetvédelmi Egyetem								3 524,3
				1						Működési költségvetés			905,1	
					1						Személyi juttatások	2 705,6		
					2						Munkaadókat terhelő járulékok	588,4		
					3						Dologi kiadások	1 124,2		
					5						Egyéb működési célú kiadások	11,2		
5						Katonai Ügyészségek								1 197,5
				1						Működési költségvetés			1,6	
					1						Személyi juttatások	882,3		
					2						Munkaadókat terhelő járulékok	227,2		
					3						Dologi kiadások	86,0		
					5						Egyéb működési célú kiadások	3,6		
6						Honvédkórház – Állami Egészségügyi Központ								3 455,4
				1						Működési költségvetés			13 269,6	
					1						Személyi juttatások	9 827,1		
					2						Munkaadókat terhelő járulékok	2 412,7		
					3						Dologi kiadások	4 442,3		
					5						Egyéb működési célú kiadások	42,9		
8						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		5						Központilag kezelt lakástámogatási előirányzatok				300,0	300,0	
	2						Ágazati célelőirányzatok							
		1						Válságkezelő és békeműveletek keretében felajánlott alegységek (NRF és Battle Group)				100,0		100,0
		3						Társadalmi szervek támogatása						
			1						Honvédszakszervezet (HOSZ)			4,5		4,5
			2						Honvédségi Dolgozók Szakszervezete (HODOSZ)			4,5		4,5
			3						Bajtársi Egyesületek Országos Szövetsége (BEOSZ)			4,0		4,0
			5						Magyar Hadtudományi Társaság (MHTT)			5,5		5,5
			6						Társadalmi szervek pályázati támogatása			50,0		50,0
			7						Honvédség és Társadalom Baráti Kör (HTBK) Országos Szövetsége			5,0		5,0
			8						Honvédségi Nyugdíjas Klubok (HNYK) Országos Szövetsége			4,0		4,0
			9						Magyar Tartalékosok Szövetsége (MATASZ)			2,5		2,5
			10						Magyar Ellenállók és Antifasiszták Szövetsége (MEASZ)			0,5		0,5
			11						Magyar Huszár és Katonai Hagyományőrző Szövetség (MHKHSZ)			8,0		8,0
			13						Budapesti Honvéd Sportegyesület támogatása			110,0		110,0
			14						Honvéd Sportegyesületek Országos Szövetsége támogatása			8,5		8,5
			15						Hadirokkantak, Hadiözvegyek és Hadiárvák Országos Nemzeti Szövetsége támogatása			2,0		2,0
			17						Honvéd Kulturális Egyesület (HKE) támogatása			4,0		4,0
			18						Magyar Atlanti Tanács (MAT) részére nyújtott támogatás			3,0		3,0
		5						Nonprofit korlátolt felelősségű társaságok támogatása				5 330,0		5 330,0
		6						Katonai Emlékpark Közhasznú Nonprofit Kft. (Pákozdi Katonai Emlékhely) támogatása				5,0		5,0

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jogcím-csop.-név / Jogcím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	Kiadás (2011. évi előirányzat)	Bevétel (2011. évi előirányzat)	Támogatás (2011. évi előirányzat)
		25				Hozzájárulás a NATO Biztonsági Beruházási Programjához	3 637,2		3 637,2
		39				Alapítványok, közalapítványok támogatása			
			1			Magyar Futball Akadémia Alapítvány támogatása	50,0		50,0
			2			MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása	53,8		53,8
			3			Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz			3 200,0
				1		Működési költségvetés			
					3	Dologi kiadások	2,0		
					5	Egyéb működési célú kiadások	3 198,0		
		40				Nemzetközi tagdíjak, tagdíj jellegű befizetések			
			1			Hozzájárulás a NATO költségvetéséhez	4 420,2		4 420,2
			2			Hozzájárulás az EU védelmi célú közös finanszírozású védelmi alapjaihoz	450,0		450,0
		41				Nemzetközi egyezményekben előírt kötelezettségek alapján kötendő közoktatási megállapodás feladatai	21,0		21,0
	3					Fejezeti tartalék	24,7		24,7
						XIII. fejezet összesen:	*275 185,6*	*20 006,5*	*255 179,1*

XIV. BELÜGYMINISZTÉRIUM

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Belügyminisztérium igazgatása			3 361,7
				1		Működési költségvetés		25,5	
					1	Személyi juttatások	2 241,0		
					2	Munkaadókat terhelő járulékok	553,3		
					3	Dologi kiadások	577,7		
					5	Egyéb működési célú kiadások	7,6		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	7,6		
2						Rendvédelmi Szervek Védelmi Szolgálata			3 845,5
				1		Működési költségvetés			
					1	Személyi juttatások	2 541,5		
					2	Munkaadókat terhelő járulékok	664,3		
					3	Dologi kiadások	448,8		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	130,9		
					2	Felújítás	60,0		
4						Terrorelhárítási Központ			12 764,0
				1		Működési költségvetés		123,0	
					1	Személyi juttatások	5 540,9		
					2	Munkaadókat terhelő járulékok	1 511,6		
					3	Dologi kiadások	1 900,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	3 344,0		
					2	Felújítás	590,5		
5						Büntetés-végrehajtás			41 012,5
				1		Működési költségvetés		2 607,6	
					1	Személyi juttatások	23 320,8		
					2	Munkaadókat terhelő járulékok	5 193,8		
					3	Dologi kiadások	14 735,9		
					4	Ellátottak pénzbeli juttatásai	2,7		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	309,2		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
										FEJEZET				
					2						Felújítás	57,7		
				3						Kölcsönök		108,0	108,0	
6						BM Rendészeti Vezetőképző és Kutatóintézet								393,5
				1						Működési költségvetés				
					1						Személyi juttatások	217,9		
					2						Munkaadókat terhelő járulékok	52,6		
					3						Dologi kiadások	106,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	12,0		
					2						Felújítás	4,8		
7						Rendőrség								222 723,1
				1						Működési költségvetés			5 298,1	
					1						Személyi juttatások	146 096,4		
					2						Munkaadókat terhelő járulékok	37 681,3		
					3						Dologi kiadások	40 127,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	3 711,7		
					2						Felújítás	404,6		
8						Alkotmányvédelmi Hivatal								7 364,3
				1						Működési költségvetés			27,4	
					1						Személyi juttatások	5 084,1		
					2						Munkaadókat terhelő járulékok	1 384,1		
					3						Dologi kiadások	868,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	55,5		
				3						Kölcsönök		20,0	20,0	
9						Nemzetbiztonsági Szakszolgálat								15 655,1
				1						Működési költségvetés			147,6	
					1						Személyi juttatások	9 556,1		
					2						Munkaadókat terhelő járulékok	2 488,5		
					3						Dologi kiadások	2 232,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1 505,0		
					5						Lakástámogatás	20,9		
				3						Kölcsönök		23,0	23,0	
10						Szervezett Bűnözés Elleni Koordinációs Központ								206,4
				1						Működési költségvetés				
					1						Személyi juttatások	86,6		
					2						Munkaadókat terhelő járulékok	25,4		
					3						Dologi kiadások	64,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	29,9		
11						Rendőrtiszti Főiskola								1 137,8
				1						Működési költségvetés			263,1	
					1						Személyi juttatások	866,4		
					2						Munkaadókat terhelő járulékok	225,3		
					3						Dologi kiadások	306,3		
					5						Egyéb működési célú kiadások	2,9		

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat		
						FEJEZET						Kiadás	Bevétel	Támogatás
12						Országos Katasztrófavédelmi Főigazgatóság								10 917,3
				1						Működési költségvetés			385,9	
					1						Személyi juttatások	6 771,7		
					2						Munkaadókat terhelő járulékok	1 824,0		
					3						Dologi kiadások	1 682,6		
					5						Egyéb működési célú kiadások	15,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	898,2		
					2						Felújítás	111,7		
13						Bevándorlási és Állampolgársági Hivatal								6 334,9
				1						Működési költségvetés			104,4	
					1						Személyi juttatások	2 877,5		
					2						Munkaadókat terhelő járulékok	784,6		
					3						Dologi kiadások	2 646,2		
					4						Ellátottak pénzbeli juttatásai	28,0		
					5						Egyéb működési célú kiadások	49,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	54,0		
15						Nemzetközi Oktatási és Polgári Válságkezelési Központ								688,9
				1						Működési költségvetés			368,5	
					1						Személyi juttatások	402,1		
					2						Munkaadókat terhelő járulékok	115,5		
					3						Dologi kiadások	526,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	5,0		
					2						Felújítás	8,0		
20						Fejezeti kezelésű előirányzatok								
	1						Ágazati célfeladatok							
		1						A fogvatartottakat foglalkoztató gazdálkodó szervezetek támogatása				89,7		89,7
		2						Energia-racionalizálás				102,8	102,8	
		5						Bűncselekmények áldozatainak kárenyhítése						192,0
				1						Működési költségvetés				
					3						Dologi kiadások	4,0		
					5						Egyéb működési célú kiadások	188,0		
		6						Bűnmegelőzéssel összefüggő kiadások						24,8
				1						Működési költségvetés				
					1						Személyi juttatások	9,4		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	1,7		
					5						Egyéb működési célú kiadások	7,3		
		7						Informatikai rendszerekkel összefüggő kiadások				347,1		347,1
		13						Közrendvédelmi bírság				10,0	10,0	
		15						Országos Baleset-megelőzési Bizottság				800,0	800,0	
		20						Nemzetközi fizetési kötelezettség				150,6		150,6
		25						Közbiztonsági feladatterv támogatása				1 115,6		1 115,6
		26						Területrendezési és építésügyi háttérintézményi feladatok				110,0		110,0

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2011. évi előirányzat Kiadás	Bevétel	Támogatás
		27						Uniós forrásból megvalósuló projektekkel kapcsolatos kiadások				110,0		110,0
		29						Tűzvédelmi bírság és a biztosítók tűzvédelmi hozzájárulása						
				1						Működési költségvetés			1 200,0	
					5						Egyéb működési célú kiadások	1 200,0		
				2						Felhalmozási költségvetés			3 800,0	
					3						Egyéb intézményi felhalmozási kiadások	3 800,0		
		30						Hivatásos állomány életbiztosítása				135,8		135,8
		31						Területrendezési feladatok						185,4
				1						Működési költségvetés				
					3						Dologi kiadások	40,0		
					5						Egyéb működési célú kiadások	145,4		
		32						Építésügyi célelőirányzat						
				1						Működési költségvetés			550,0	
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	50,0		
					3						Dologi kiadások	300,0		
				2						Felhalmozási költségvetés			50,0	
					3						Egyéb intézményi felhalmozási kiadások	50,0		
		33						Azbesztcementből épült házak szakértői vizsgálata						6,4
				1						Működési költségvetés				
					1						Személyi juttatások	3,5		
					2						Munkaadókat terhelő járulékok	0,9		
					3						Dologi kiadások	2,0		
		34						Katasztrófa elhárítási célelőirányzatok				100,0		100,0
		39						Ruházati ellátási rendszerrel összefüggő kiadások				550,0		550,0
		40						Építésügyi monitoring rendszer kialakítása, E-közmű kialakítása						200,0
				1						Működési költségvetés				
					3						Dologi kiadások	20,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	180,0		
		41						Rendőrség informatikai fejlesztési feladatainak támogatása						2 600,0
				1						Működési költségvetés				
					3						Dologi kiadások	110,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	2 489,2		
		42						NBSZ tevékenységével összefüggő fejlesztési feladatok támogatása				2 300,0		2 300,0
		43						Az árvíz során megrongálódott közintézmények helyreállítása				3 000,0		3 000,0
	2						Alapítványok és társadalmi önszerveződések támogatása							
		1						Alapítványok támogatása						
			1						Szabadságharcosokért Közalapítvány támogatása			200,0		200,0
			2						Nemzedékek Biztonságáért Alapítvány támogatása			29,0		29,0
			3						Puskás Tivadar Közalapítvány támogatása			146,1		146,1
		2						Társadalmi önszerveződések támogatása						
			1						Fehér Gyűrű Közhasznú Egyesület támogatása			5,5		5,5
			3						Országos Polgárőr Szövetség			700,0		700,0
			4						Magyar Polgári Védelmi Szövetség támogatása			10,0		10,0

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat		
											FEJEZET	Kiadás	Bevétel	Támogatás
			5						Önkéntes tűzoltóegyesületek támogatása			120,0		120,0
			6						Magyar Tűzoltó Szövetség támogatása			22,5		22,5
			7						Létesítményi és Önkéntes Tűzoltóságok Országos Szövetségének támogatása			10,0		10,0
			8						A hét önkormányzati érdekszövetség (TÖOSZ, MÖSZ, MÖOSZ, KÖOÉSZ, MFSZ, KKOÖSZ, MJVSZ) működési támogatása			9,0		9,0
			9						Rádiós Segélyhívó és Infokommunikációs Országos Egyesület			35,0		35,0
			11						Magyar Rendészeti Sportszövetség támogatása			24,0		24,0
		3						Szakszervezetek támogatása						
			1						Belügyi és Rendvédelmi Dolgozók Szakszervezete támogatása			3,7		3,7
			2						Független Rendőr Szakszervezet támogatása			2,7		2,7
			4						Tettrekész Magyar Rendőrség Szakszervezete támogatása			3,0		3,0
			5						Független Büntetés-végrehajtási Szakszervezetek Országos Szövetsége támogatása			1,4		1,4
			6						Büntetésvégrehajtási Dolgozók Országos Szakszervezeti Szövetsége támogatása			0,6		0,6
			7						Hivatásos Tűzoltók Függelten Szakszervezete támogatása			2,0		2,0
			8						Fővárosi Tűzoltóság Szakszervezete támogatása			0,6		0,6
			9						Polgári Védelmi Dolgozók Érdekvédelmi Szövetsége támogatása			0,4		0,4
			10						Katasztrófavédelmi Dolgozók Szakszervezete támogatása			0,4		0,4
			11						Rendőr Szakszervezetek Védegylete támogatása			1,8		1,8
			12						Nemzetbiztonsági Hivatal Érdekképviseleti Szervezete támogatása			0,3		0,3
			13						Nemzetbiztonsági Szakszolgálat Érdekképviseleti Szervezete támogatása			0,4		0,4
			14						Rendészeti és Közigazgatási Dolgozók Szakszervezete támogatása			0,2		0,2
			15						Országházi Dolgozók Érdekképviseleti Szövetsége támogatása			0,2		0,2
	3						Beruházás							
		4						Közbiztonsági beruházások				218,1		218,1
		5						Hivatásos állomány lakáscélú beruházása				128,0		128,0
	8						Közösségi programok					70,0	50,0	20,0
	9						Szolidaritási programok							
		1						Európai Menekültügyi Alap				371,6	261,7	109,9
		2						Integrációs Alap				596,3	395,7	200,6
		3						Visszatérési Alap				292,1	194,5	97,6
		4						Külső Határok Alap						797,0
				1						Működési költségvetés			246,0	
					3						Dologi kiadások	225,0		
					5						Egyéb működési célú kiadások	246,0		
				2						Felhalmozási költségvetés			1 394,4	
					1						Intézményi beruházási kiadások	552,0		
					2						Felújítás	10,0		
					3						Egyéb intézményi felhalmozási kiadások	1 404,4		
		5						Szolidaritási programokhoz kapcsolódó technikai költségek						1,8
				1						Működési költségvetés			223,2	
					3						Dologi kiadások	1,8		
					5						Egyéb működési célú kiadások	223,2		
	10						Önkéntes tűzoltóságok normatív támogatása					2 061,3		2 061,3

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat		
						FEJEZET						Kiadás	Bevétel	Támogatás
	11						Duna Művész Együttesek támogatása					250,0		250,0
	12						„Segítsünk az árvízkárosultakon!”					1,0	1,0	
	13						Fejezeti tartalék					53,1		53,1
											1–20. cím összesen:	*361 670,0*	*18 781,4*	*342 888,6*
21						Egyéb bevételek								
	1						Objektív felelősségből származó közigazgatási bírságbevétel						16 000,0	
											XIV. fejezet összesen:	*361 670,0*	*34 781,4*	*342 888,6*

XV. NEMZETGAZDASÁGI MINISZTÉRIUM

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Nemzetgazdasági Minisztérium igazgatása								7 236,5
				1						Működési költségvetés			837,9	
					1						Személyi juttatások	5 467,8		
					2						Munkaadókat terhelő járulékok	1 462,4		
					3						Dologi kiadások	1 089,2		
					5						Egyéb működési célú kiadások	14,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	40,1		
				3						Kölcsönök	38,3	38,3	
2						Nemzeti Kutatási és Technológiai Hivatal								280,8
				1						Működési költségvetés			2 145,7	
					1						Személyi juttatások	810,8		
					2						Munkaadókat terhelő járulékok	211,9		
					3						Dologi kiadások	1 402,1		
				2						Felhalmozási költségvetés			3,3	
					1						Intézményi beruházási kiadások	5,0		
3						Magyar Kereskedelmi Engedélyezési Hivatal								546,1
				1						Működési költségvetés			3 051,4	
					1						Személyi juttatások	1 021,4		
					2						Munkaadókat terhelő járulékok	267,1		
					3						Dologi kiadások	2 219,0		
					5						Egyéb működési célú kiadások	2,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	78,0		
					2						Felújítás	9,3		
4						Foglalkoztatási Hivatal								2 719,4
				1						Működési költségvetés			140,5	
					1						Személyi juttatások	1 267,4		
					2						Munkaadókat terhelő járulékok	331,5		
					3						Dologi kiadások	1 191,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	60,9		
					3						Egyéb intézményi felhalmozási kiadások	8,2		
8						Magyar Államkincstár								19 168,8
				1						Működési költségvetés			5 644,1	
					1						Személyi juttatások	13 351,5		
					2						Munkaadókat terhelő járulékok	3 747,8		

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat		
						FEJEZET						Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	6 548,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	759,9		
					2						Felújítás	383,7		
				3						Kölcsönök		21,8		
11						Országos Munkavédelmi és Munkaügyi Főfelügyelőség								1 502,6
				1						Működési költségvetés			718,1	
					1						Személyi juttatások	988,3		
					2						Munkaadókat terhelő járulékok	267,0		
					3						Dologi kiadások	498,1		
					5						Egyéb működési célú kiadások	308,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	151,2		
				3						Kölcsönök		12,5	4,5	
13						Nemzeti Szakképzési és Felnőttképzési Intézet								2 146,1
				1						Működési költségvetés			726,7	
					1						Személyi juttatások	887,6		
					2						Munkaadókat terhelő járulékok	240,4		
					3						Dologi kiadások	1 744,8		
				2						Felhalmozási költségvetés			61,9	
					1						Intézményi beruházási kiadások	51,9		
					2						Felújítás	10,0		
14						Nemzeti Fogyasztóvédelmi Hatóság								817,6
				1						Működési költségvetés			18,8	
					1						Személyi juttatások	543,0		
					2						Munkaadókat terhelő járulékok	159,1		
					3						Dologi kiadások	94,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	40,0		
16						Európai Támogatásokat Auditáló Főigazgatóság								453,1
				1						Működési költségvetés				
					1						Személyi juttatások	333,4		
					2						Munkaadókat terhelő járulékok	93,9		
					3						Dologi kiadások	25,8		
17						Nemzeti Külgazdasági Hivatal								2 307,0
				1						Működési költségvetés				
					1						Személyi juttatások	1 038,0		
					2						Munkaadókat terhelő járulékok	280,0		
					3						Dologi kiadások	989,0		
18						A nők munkaerőpiaci helyzetének javításáért felelős miniszteri biztos						50,0		50,0
25						Fejezeti kezelésű előirányzatok								
	2						Ágazati célelőirányzatok							
		5						Kárrendezési célelőirányzat						
			1						Függő kár kifizetés			410,0		410,0
			2						Járadék kifizetés			3 550,0		3 550,0
			3						Tőkésítésre kifizetés			40,0		40,0
		7						Hozzájárulás a könyvvizsgálói közfelügyeleti rendszer működtetéséhez						108,4
				1						Működési költségvetés				
					1						Személyi juttatások	17,3		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	 Bevétel	 Támogatás
					2						Munkaadókat terhelő járulékok	4,7		
					3						Dologi kiadások	8,0		
					5						Egyéb működési célú kiadások	78,4		
		12						Általános gyermek és ifjúsági balesetbiztosítás díja				88,5		88,5
		16						Közigazgatási fejlesztési feladatok				20,3		20,3
		33						ÁBPE Módszertani és Képzési Központ működtetése						35,0
				1						Működési költségvetés				
					1						Személyi juttatások	2,9		
					2						Munkaadókat terhelő járulékok	0,8		
					3						Dologi kiadások	31,3		
		49						Lakbértámogatás						17,1
				1						Működési költségvetés				
					3						Dologi kiadások	4,0		
					5						Egyéb működési célú kiadások	13,1		
		50						Állami Bérlakás Program						3 500,0
				1						Működési költségvetés				
					3						Dologi kiadások	5,0		
					5						Egyéb működési célú kiadások	95,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	3 400,0		
		51						Nemzetközi befektetéseket támogató célelőirányzat						1 800,0
				1						Működési költségvetés				
					3						Dologi kiadások	1 750,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	50,0		
	6						Kutatási és technológia feladatok							
		4						Európai Innovációs és Technológiai Intézet működésének támogatása				662,6		662,6
	14						Társadalmi szervezetek címzett támogatása							
		1						Fogyasztóvédelmi intézmények rendszeres támogatása						
			1						Megyei (fővárosi) kereskedelmi és iparkamarák mellett működő békéltető testületek támogatása			300,0		300,0
			2						Fogyasztóvédelmi társadalmi szervezetek támogatása			154,1		154,1
			3						Európai Fogyasztói Központ Magyarország támogatása			27,0		27,0
		2						OÉT tagszervezetek szakmai programjainak támogatása						906,4
				1						Működési költségvetés				
					3						Dologi kiadások	3,4		
					5						Egyéb működési célú kiadások	863,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	40,0		
		3						ÁPB-k szakmai programjainak támogatása						147,5
				1						Működési költségvetés				
					1						Személyi juttatások	11,8		
					2						Munkaadókat terhelő járulékok	6,1		
					3						Dologi kiadások	129,6		
		5						Nemzetközi szabványosítási és akkreditálási feladatok				100,0		100,0
	30						Egyéb fejezeti kezelésű előirányzatok							
		1						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján				18,5		18,5
		2						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok				2 207,3		2 207,3
		3						Katasztrófavédelmi, polgári védelmi és nukleárisbaleset-elhárítási ágazati feladatok				24,5		24,5
		4						NATO tagságból adódó ágazati feladatok						29,9

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					1						Személyi juttatások	2,6		
					2						Munkaadókat terhelő járulékok	0,4		
					3						Dologi kiadások	26,9		
		5						Állami Foglalkoztatási Szolgálat fejlesztési program				350,0		350,0
		9						Nemzetgazdasági programok						409,6
				1						Működési költségvetés				
					3						Dologi kiadások	136,6		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	273,0		
		10						Szervezetátalakítási alap						7 950,0
				1						Működési költségvetés				
					3						Dologi kiadások	3 950,0		
					5						Egyéb működési célú kiadások	4 000,0		
	43						Országos Foglalkoztatási Közalapítvány támogatása							719,0
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	698,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	20,1		
	44						Idegenforgalmi adó differenciált kiegészítése					400,0		400,0
	46						Magán és egyéb jogi személyek kártérítése					90,0		90,0
	47						Kötött segélyhitelezés					585,2		585,2
	50						Fejezeti tartalék							
		1						Fejezeti általános tartalék				45,3		45,3
	51						Előkészítő feladatok a Tobin-adó bevezetésére					10,0		10,0
											1–25. cím összesen:	*75 325,4*	*13 391,2*	*61 934,2*
27						Alapok támogatása								
	2						Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap támogatása					14,0		
	3						Munkaerőpiaci Alap támogatása					64 000,0		
28						Központosított bevételek								
	1						Kárrendezési célelőirányzat befizetése						5,0	
	2						Szerencsejátékok szervezésével kapcsolatos díj- és bírságbevételek						4 200,0	
											XV. fejezet összesen:	*139 339,4*	*17 596,2*	*61 934,2*

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
						XVI. NEMZETI ADÓ- ÉS VÁMHIVATAL								
1						Nemzeti Adó- és Vámhivatal Igazgatása								125 497,2
				1						Működési költségvetés			2 324,8	
					1						Személyi juttatások	73 376,8		
					2						Munkaadókat terhelő járulékok	19 131,0		
					3						Dologi kiadások	33 491,9		
					5						Egyéb működési célú kiadások	35,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1 007,8		
					2						Felújítás	560,5		
					5						Lakástámogatás	134,4		
				3						Kölcsönök		85,0		
2						Bűnügyi Főigazgatóság								5 678,4
				1						Működési költségvetés				
					1						Személyi juttatások	3 667,5		
					2						Munkaadókat terhelő járulékok	983,5		
					3						Dologi kiadások	1 027,4		
3						Képzési, Egészségügyi és Kulturális Intézet								1 408,2
				1						Működési költségvetés			295,9	
					1						Személyi juttatások	878,3		
					2						Munkaadókat terhelő járulékok	221,3		
					3						Dologi kiadások	604,5		
											1–3. cím összesen:	*135 204,5*	*2 620,7*	*132 583,8*
5						Központosított bevételek								
	1						Közúti bírságbevételek						500,0	
											XVI. fejezet összesen:	*135 204,5*	*3 120,7*	*132 583,8*
						XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM								
1						Nemzeti Fejlesztési Minisztérium Igazgatása								5 155,0
				1						Működési költségvetés			316,9	
					1						Személyi juttatások	3 593,1		
					2						Munkaadókat terhelő járulékok	936,1		
					3						Dologi kiadások	842,7		
					5						Egyéb működési célú kiadások	100,0		
				3						Kölcsönök		11,0	11,0	
2						Bányászati Utókezelő és Éjjeli Szanatórium								97,4
				1						Működési költségvetés			66,0	
					1						Személyi juttatások	67,1		
					2						Munkaadókat terhelő járulékok	19,6		
					3						Dologi kiadások	56,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	20,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
3						Nemzeti Információs Infrastruktúra Fejlesztési Intézet								941,7
				1						Működési költségvetés			513,3	
					1						Személyi juttatások	324,0		
					2						Munkaadókat terhelő járulékok	82,9		
					3						Dologi kiadások	1 048,1		
4						Országos Atomenergia Hivatal								17,2
				1						Működési költségvetés			2 055,6	
					1						Személyi juttatások	734,2		
					2						Munkaadókat terhelő járulékok	195,1		
					3						Dologi kiadások	1 112,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	31,2		
5						Magyar Bányászati és Földtani Hivatal								
				1						Működési költségvetés			2 374,0	
					1						Személyi juttatások	882,0		
					2						Munkaadókat terhelő járulékok	226,3		
					3						Dologi kiadások	826,5		
					5						Egyéb működési célú kiadások	162,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	104,2		
					2						Felújítás	123,0		
					3						Egyéb intézményi felhalmozási kiadások	50,0		
6						Magyar Energia Hivatal								
				1						Működési költségvetés			3 400,0	
					1						Személyi juttatások	679,5		
					2						Munkaadókat terhelő járulékok	178,1		
					3						Dologi kiadások	2 454,0		
					5						Egyéb működési célú kiadások	15,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	69,6		
					2						Felújítás	2,4		
				3						Kölcsönök		2,4	1,5	
7						Nemzeti Közlekedési Hatóság								
				1						Működési költségvetés			27 430,0	
					1						Személyi juttatások	2 707,9		
					2						Munkaadókat terhelő járulékok	677,5		
					3						Dologi kiadások	22 999,9		
				2						Felhalmozási költségvetés			5,0	
					1						Intézményi beruházási kiadások	964,2		
					2						Felújítás	100,0		
				3						Kölcsönök		4,0	18,5	
8						Közlekedésfejlesztési Koordinációs Központ								
				1						Működési költségvetés			2 914,9	
					1						Személyi juttatások	1 052,9		
					2						Munkaadókat terhelő járulékok	286,7		
					3						Dologi kiadások	1 485,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	86,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
				3						Kölcsönök		4,0		
9						MÁV Kórház és Rendelőintézet, Szolnok								
				1						Működési költségvetés			1 270,0	
					1						Személyi juttatások	700,0		
					2						Munkaadókat terhelő járulékok	189,0		
					3						Dologi kiadások	381,0		
10						Közlekedésbiztonsági Szervezet								435,2
				1						Működési költségvetés				
					1						Személyi juttatások	260,9		
					2						Munkaadókat terhelő járulékok	74,5		
					3						Dologi kiadások	99,8		
11						Kormányzati Informatikai Fejlesztési Ügynökség								455,2
				1						Működési költségvetés			10,0	
					1						Személyi juttatások	329,2		
					2						Munkaadókat terhelő járulékok	84,4		
					3						Dologi kiadások	41,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
12						Központi Szolgáltatási Főigazgatóság								12 972,9
				1						Működési költségvetés			2 509,5	
					1						Személyi juttatások	2 676,6		
					2						Munkaadókat terhelő járulékok	754,5		
					3						Dologi kiadások	8 929,8		
					5						Egyéb működési célú kiadások	718,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	2 398,5		
				3						Kölcsönök		5,0		
13						Közreműködő Szervezetek								648,2
				1						Működési költségvetés				
					1						Személyi juttatások	445,3		
					2						Munkaadókat terhelő járulékok	131,6		
					3						Dologi kiadások	50,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	21,1		
14						Állami Földtani és Geofizikai Kutató Intézetek								
	1						Magyar Állami Földtani Intézet							404,0
				1						Működési költségvetés			356,6	
					1						Személyi juttatások	378,4		
					2						Munkaadókat terhelő járulékok	102,8		
					3						Dologi kiadások	279,4		
				3						Kölcsönök		0,4	0,4	
	2						Magyar Állami Eötvös Loránd Geofizikai Intézet							286,9
				1						Működési költségvetés			213,9	
					1						Személyi juttatások	254,2		
					2						Munkaadókat terhelő járulékok	61,5		
					3						Dologi kiadások	185,1		
				2						Felhalmozási költségvetés			50,0	
					1						Intézményi beruházási kiadások	50,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
16						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		3						Kikötők fejlesztése				50,0		50,0
		10						Vasúti hidak és acélszerkezetek felújítása				5 200,0		5 200,0
	2						Ágazati célelőirányzatok							
		2						A közúti közlekedésbiztonság egyes állami feladatai						
				1						Működési költségvetés			1 500,0	
					3						Dologi kiadások	900,0		
					5						Egyéb működési célú kiadások	600,0		
		4						Uránércbánya hosszú távú környezeti kárelhárítás				704,7		704,7
		6						Belvízi hajózási alapprogram				0,4		0,4
		12						EU szabványok honosítása				5,6		5,6
		17						Magán és egyéb jogi személyek kártérítése				180,0		180,0
		28						ESZA Nonprofit Kft. pályázatkezelő szervezet támogatása				277,0		277,0
		32						Digitális Magyarország program és kapcsolódó feladatok						698,4
				1						Működési költségvetés				
					3						Dologi kiadások	37,0		
					5						Egyéb működési célú kiadások	661,4		
		34						Magyar film támogatása				2 000,0		2 000,0
		35						Audiovizuális és más adatvagyonnal kapcsolatos feladatok				208,0		208,0
		36						PPP programokkal kapcsolatos kiadások						
			1						Hozzájárulás az oktatási-kutatási infrastruktúra bérleti díjához			5 614,6		5 614,6
			2						Hozzájárulás a meglévő kollégiumi rekonstrukciók bérleti díjához			3 261,5		3 261,5
			3						Hozzájárulás az új diákotthoni férőhelyek bérleti díjához			415,0		415,0
			4						Hozzájárulás a berlini Collegium Hungaricum bérleti díjához			122,2		122,2
			5						Hozzájárulás a Művészetek Palotájának működtetéséhez			9 896,9		9 896,9
			6						Sportlétesítmények PPP konstrukcióban történő fejlesztése			1 539,7		1 539,7
		38						Beruházás ösztönzési célelőirányzat				13 500,0		13 500,0
		41						Turisztikai célelőirányzat						13 548,1
				1						Működési költségvetés				
					3						Dologi kiadások	136,9		
					5						Egyéb működési célú kiadások	13 411,2		
		42						Légtérhasználati díj megfizetése alól mentesített repülések díja				8,0		8,0
		43						Infokommunkációs ágazati szabályozási feladatok				47,0		47,0
		44						Digitális átállás				3 150,0		3 150,0
		45						Lakóépületek és környezetük felújításának támogatása						3 363,0
				1						Működési költségvetés				
					3						Dologi kiadások	5,0		
					5						Egyéb működési célú kiadások	250,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	3 108,0		
		46						Puskás Ferenc Stadion integrált rekonstrukciója						500,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	13,5		
					5						Egyéb működési célú kiadások	436,5		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jogcím-csop.-név / Jogcím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2011. évi előirányzat Kiadás	Bevétel	Támogatás
3						Informatikai feladatok			
	1					Kormányzati informatikai rendszerek és a közháló alapszolgáltatásainak biztosítása			8 250,0
				1		Működési költségvetés			
					3	Dologi kiadások	6 450,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	1 800,0		
	4					Készenléti rendszer (EDR) üzemeltetése	10 800,0		10 800,0
	5					Kormányzati informatikai rendszerek konszolidációja	1 050,0		1 050,0
4						Ágazati szabályozási feladatok			
	3					Infrastruktúra ágazati szabályozási és szakképzési feladatok			182,1
				1		Működési költségvetés			
					3	Dologi kiadások	107,1		
					5	Egyéb működési célú kiadások	75,0		
5						Közlekedéssel kapcsolatos és egyéb fejezeti kezelésű előirányzatok			
	1					Gyorsforgalmi úthálózat fejlesztése	5 200,0		5 200,0
	2					Útpénztár			40 543,1
				1		Működési költségvetés		48 000,0	
					3	Dologi kiadások	61 265,1		
					5	Egyéb működési célú kiadások	8 812,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	800,0		
					2	Felújítás	12 866,0		
					3	Egyéb intézményi felhalmozási kiadások	4 800,0		
	3					Autópálya rendelkezésre állási díj	99 186,3		99 186,3
	9					TEN-T pályázatok			8 500,0
				1		Működési költségvetés		602,0	
					3	Dologi kiadások	183,0		
					5	Egyéb működési célú kiadások	8 919,0		
	15					RO-LA gördülő országút	650,0		650,0
	16					Határkikötők működtetése	10,0		10,0
	18					A közösségi közlekedés összehangolása, akadálymentesítés			1 128,4
				1		Működési költségvetés			
					3	Dologi kiadások	87,5		
					5	Egyéb működési célú kiadások	1 020,9		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	20,0		
	26					Energia Központ Nonprofit Kft. támogatása			179,6
				1		Működési költségvetés			
					3	Dologi kiadások	3,0		
					5	Egyéb működési célú kiadások	176,6		
	34					Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján	6,0		6,0
	35					Katasztrófavédelmi, polgári védelmi és nukleárisbaleset-elhárítási ágazati feladatok	2,3		2,3
	36					NATO tagságból adódó ágazati feladatok	4,1		4,1
	37					Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok	201,0		201,0
	38					Nemzeti Éghajlatváltozási Stratégia végrehajtása			14,9
				1		Működési költségvetés			
					1	Személyi juttatások	2,2		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok	0,6		
					3						Dologi kiadások	12,1		
		50						Közlekedési zajvédelem				200,0		200,0
	6						Területfejlesztési intézményrendszeri feladatok							
		4						Területfejlesztési intézményrendszeri feladatok támogatása				876,7		876,7
	7						Területfejlesztéssel és fejlesztéspolitikával összefüggő feladatok							911,3
				1						Működési költségvetés				
					3						Dologi kiadások	236,4		
					5						Egyéb működési célú kiadások	424,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	250,0		
	8						Gazdaságfejlesztést szolgáló célelőirányzat							4 738,8
				1						Működési költségvetés				
					3						Dologi kiadások	527,7		
					5						Egyéb működési célú kiadások	4 211,1		
	9						Fejezeti tartalék							
		1						Fejezeti általános tartalék				500,0		500,0
											1–16. cím összesen:	*362 457,5*	*93 619,1*	*268 838,4*
17						Vállalkozások folyó támogatása								
	1						Egyedi támogatások, ellentételezések							
		2						Bányabezárás				1 000,0		
		3						A helyközi személyszállítási közszolgáltatások és a vasúti pályahálózat működtetésének költségtérítése				208 153,0		
18						Központosított bevételek								
	1						Területfejlesztési kölcsönök visszatérülése						120,0	
	3						Közúti bírságbevételek						500,0	
19						Alapok támogatása								
	1						Központi Nukleáris Pénzügyi Alap támogatása					8 194,8		
	2						Kutatási és Technológiai Innovációs Alap					23 179,0		
20						K-600 hírrendszer működtetésére						55,0		
21						Peres ügyek						800,0		
											XVII. fejezet összesen:	*603 839,3*	*94 239,1*	*268 838,4*

XVIII. KÜLÜGYMINISZTÉRIUM

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Külügyminisztérium központi igazgatása								6 892,9
				1						Működési költségvetés			209,3	
					1						Személyi juttatások	4 005,2		
					2						Munkaadókat terhelő járulékok	1 078,7		
					3						Dologi kiadások	1 871,0		
					5						Egyéb működési célú kiadások	55,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	80,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
				3						Kölcsönök		68,0	56,0	
2						Külképviseletek igazgatása								37 616,5
				1						Működési költségvetés			6 694,4	
					1						Személyi juttatások	22 159,0		
					2						Munkaadókat terhelő járulékok	5 982,1		
					3						Dologi kiadások	15 539,5		
				2						Felhalmozási költségvetés			30,0	
					1						Intézményi beruházási kiadások	660,3		
				3						Kölcsönök		112,6	112,6	
3						Magyar Külügyi Intézet								184,3
				1						Működési költségvetés			2,0	
					1						Személyi juttatások	73,4		
					2						Munkaadókat terhelő járulékok	21,2		
					3						Dologi kiadások	61,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	30,0		
4						Információs Hivatal								8 248,1
				1						Működési költségvetés			50,0	
					1						Személyi juttatások	3 736,7		
					2						Munkaadókat terhelő járulékok	927,8		
					3						Dologi kiadások	3 403,0		
				2						Felhalmozási költségvetés			42,9	
					1						Intézményi beruházási kiadások	225,1		
					2						Felújítás	18,4		
					5						Lakástámogatás	30,0		
				3						Kölcsönök		21,9	21,9	
5						Fejezeti kezelésű előirányzatok								
	6						Nemzetközi tagdíjak és európai uniós befizetések							
		1						Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások				7 058,4		7 058,4
		2						Európai uniós befizetések				4 666,2		4 666,2
	9						Állami Protokoll							
		1						Államfői Protokoll kiadásai						286,2
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	251,2		
	14						Közhasznú és egyéb civil szervezetek támogatása							
		1						Demokrácia Központ Közalapítvány támogatása				87,5		87,5
		2						Egyéb civil szervezetek támogatása				140,0		140,0
	17						EU utazási költségtérítések							0,2
				1						Működési költségvetés			567,7	
					3						Dologi kiadások	0,2		
					5						Egyéb működési célú kiadások	567,7		
	22						Nemzetközi fejlesztési együttműködés és humanitárius segélyezés							
		1						Nemzetközi Fejlesztési Együttműködés						292,4
				1						Működési költségvetés				
					3						Dologi kiadások	145,0		
					5						Egyéb működési célú kiadások	87,4		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	60,0		
		2						Humanitárius segélyezés				10,0		10,0
	39						2011. évi magyar EU elnökségi feladatok							15 500,0
				1						Működési költségvetés				
					1						Személyi juttatások	3 333,1		
					2						Munkaadókat terhelő járulékok	899,5		
					3						Dologi kiadások	10 330,8		
					5						Egyéb működési célú kiadások	130,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	806,6		
	40						Magán- és egyéb jogi személyek kártérítése							20,0
				1						Működési költségvetés				
					1						Személyi juttatások	16,0		
					2						Munkaadókat terhelő járulékok	4,0		
	43						Külföldi magyar emlékek megőrzése					5,0		5,0
	44						Finn–Magyar ifjúsági csereprogramok					14,0		14,0
	46						Külügyi kisebbségpolitikai célok támogatása							6,0
				1						Működési költségvetés				
					3						Dologi kiadások	3,0		
					5						Egyéb működési célú kiadások	3,0		
											XVIII. fejezet összesen:	*88 814,5*	*7 786,8*	*81 027,7*

XIX. UNIÓS FEJLESZTÉSEK

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Nemzeti Fejlesztési Ügynökség								2 046,8
				1						Működési költségvetés			2 879,1	
					1						Személyi juttatások	2 853,9		
					2						Munkaadókat terhelő járulékok	747,2		
					3						Dologi kiadások	1 141,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	154,0		
					2						Felújítás	23,7		
				3						Kölcsönök		6,5	1,0	
2						Fejezeti kezelésű előirányzatok								
	3						Kohéziós Alap támogatásból megvalósuló projektek							
		1						Kohéziós Alap támogatásából megvalósuló közlekedési projektek				5 525,5		5 525,5
		2						Kohéziós Alap támogatásból megvalósuló környezetvédelmi projektek						9 551,1
				1						Működési költségvetés			142,1	
					5						Egyéb működési célú kiadások	2 000,5		
				2						Felhalmozási költségvetés			4 595,7	
					3						Egyéb intézményi felhalmozási kiadások	12 288,4		
	4						Új Magyarország Fejlesztési Terv							
		1						Gazdaságfejlesztés Operatív Program						20 902,0
				1						Működési költségvetés			15 223,2	
					3						Dologi kiadások	6 187,6		
					5						Egyéb működési célú kiadások	11 722,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2011. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés			103 221,1	
					3						Egyéb intézményi felhalmozási kiadások	121 436,7		
		2						Közlekedés Operatív Program						75 814,1
				1						Működési költségvetés			13 402,4	
					3						Dologi kiadások	1 937,4		
					5						Egyéb működési célú kiadások	15 322,7		
				2						Felhalmozási költségvetés			267 542,7	
					3						Egyéb intézményi felhalmozási kiadások	339 499,1		
		3						Társadalmi megújulás Operatív Program						14 912,2
				1						Működési költségvetés			109 147,2	
					3						Dologi kiadások	3 613,5		
					5						Egyéb működési célú kiadások	120 334,9		
				2						Felhalmozási költségvetés			855,7	
					3						Egyéb intézményi felhalmozási kiadások	966,7		
		8						Társadalmi megújulás Operatív Program – MPA				3 970,7	3 970,7	
		14						Társadalmi Infrastruktúra Operatív Program						11 534,9
				1						Működési költségvetés			20 826,8	
					3						Dologi kiadások	2 172,5		
					5						Egyéb működési célú kiadások	21 011,7		
				2						Felhalmozási költségvetés			86 608,9	
					3						Egyéb intézményi felhalmozási kiadások	95 786,4		
		19						Környezet és energia Operatív Program						6 823,7
				1						Működési költségvetés			16 463,7	
					3						Dologi kiadások	269,6		
					5						Egyéb működési célú kiadások	18 679,1		
				2						Felhalmozási költségvetés			73 887,1	
					3						Egyéb intézményi felhalmozási kiadások	78 225,8		
		20						Államreform Operatív Program						554,6
				1						Működési költségvetés			3 756,8	
					3						Dologi kiadások	308,8		
					5						Egyéb működési célú kiadások	3 977,1		
				2						Felhalmozási költségvetés			342,8	
					3						Egyéb intézményi felhalmozási kiadások	368,3		
		21						Elektronikus közigazgatás Operatív Program						3 495,0
				1						Működési költségvetés			6 594,1	
					3						Dologi kiadások	300,0		
					5						Egyéb működési célú kiadások	7 562,2		
				2						Felhalmozási költségvetés			13 210,9	
					3						Egyéb intézményi felhalmozási kiadások	15 437,8		
		22						Végrehajtás Operatív Program						2 860,2
				1						Működési költségvetés			9 266,3	
					3						Dologi kiadások	4 956,3		
					5						Egyéb működési célú kiadások	6 782,4		
				2						Felhalmozási költségvetés			916,5	
					1						Intézményi beruházási kiadások	1 173,9		
					3						Egyéb intézményi felhalmozási kiadások	130,4		
		23						Nyugat-dunántúli Operatív Program						1 153,2
				1						Működési költségvetés			2 570,7	
					3						Dologi kiadások	985,1		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú kiadások	1 855,4		
				2						Felhalmozási költségvetés			10 710,3	
					3						Egyéb intézményi felhalmozási kiadások	11 593,7		
		24						Közép-dunántúli Operatív Program						513,8
				1						Működési költségvetés			2 779,1	
					3						Dologi kiadások	856,0		
					5						Egyéb működési célú kiadások	1 976,3		
				2						Felhalmozási költségvetés			13 699,7	
					3						Egyéb intézményi felhalmozási kiadások	14 160,3		
		25						Dél-dunántúli Operatív Program						1 714,4
				1						Működési költségvetés			1 072,4	
					3						Dologi kiadások	689,2		
					5						Egyéb működési célú kiadások	486,4		
				2						Felhalmozási költségvetés			17 547,1	
					3						Egyéb intézményi felhalmozási kiadások	19 158,3		
		26						Dél-alföldi Operatív Program						1 249,0
				1						Működési költségvetés			1 994,7	
					3						Dologi kiadások	1 314,2		
					5						Egyéb működési célú kiadások	907,9		
				2						Felhalmozási költségvetés			19 039,5	
					3						Egyéb intézményi felhalmozási kiadások	20 061,1		
		27						Észak-alföldi Operatív Program						2 575,7
				1						Működési költségvetés			1 824,8	
					3						Dologi kiadások	858,0		
					5						Egyéb működési célú kiadások	1 179,7		
				2						Felhalmozási költségvetés			27 048,6	
					3						Egyéb intézményi felhalmozási kiadások	29 411,4		
		28						Észak-magyarországi Operatív Program						2 420,6
				1						Működési költségvetés			3 065,9	
					3						Dologi kiadások	1 817,6		
					5						Egyéb működési célú kiadások	1 514,4		
				2						Felhalmozási költségvetés			21 006,2	
					3						Egyéb intézményi felhalmozási kiadások	23 160,7		
		29						Közép-magyarországi Operatív Program						8 466,6
				1						Működési költségvetés			18 378,0	
					3						Dologi kiadások	3 556,6		
					5						Egyéb működési célú kiadások	16 124,1		
				2						Felhalmozási költségvetés			83 757,8	
					3						Egyéb intézményi felhalmozási kiadások	90 921,7		
	5						Területi Együttműködés							
		1						Európai Területi Együttműködés						
			1						ETE HU-SK					1 590,6
				1						Működési költségvetés			3 958,5	
					3						Dologi kiadások	1 257,1		
					5						Egyéb működési célú kiadások	4 228,4		
				2						Felhalmozási költségvetés			165,0	
					3						Egyéb intézményi felhalmozási kiadások	228,6		
			2						ETE HU-RO					2 042,4
				1						Működési költségvetés			5 378,7	

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	1 517,5		
					5						Egyéb működési célú kiadások	5 842,3		
				2						Felhalmozási költségvetés		166,3	
					3						Egyéb intézményi felhalmozási kiadások	227,6		
			3						ETE HU-SER					468,8
				1						Működési költségvetés			1 794,1	
					5						Egyéb működési célú kiadások	2 248,8		
				2						Felhalmozási költségvetés		55,5	
					3						Egyéb intézményi felhalmozási kiadások	69,6		
			4						ETE HU-CRO					482,5
				1						Működési költségvetés			1 421,7	
					5						Egyéb működési célú kiadások	1 889,7		
				2						Felhalmozási költségvetés		43,9	
					3						Egyéb intézményi felhalmozási kiadások	58,4		
			5						ETE SEES					192,0
				1						Működési költségvetés			736,5	
					5						Egyéb működési célú kiadások	924,7		
				2						Felhalmozási költségvetés		15,1	
					3						Egyéb intézményi felhalmozási kiadások	18,9		
			6						ETE AU-HU					779,2
				1						Működési költségvetés			144,0	
					5						Egyéb működési célú kiadások	892,0		
				2						Felhalmozási költségvetés		6,0	
					3						Egyéb intézményi felhalmozási kiadások	37,2		
			7						ETE SLO-HU					519,4
				1						Működési költségvetés			98,0	
					5						Egyéb működési célú kiadások	607,0		
				2						Felhalmozási költségvetés		2,0	
					3						Egyéb intézményi felhalmozási kiadások	12,4		
			8						ETE CES					274,3
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	260,6		
				2						Felhalmozási költségvetés			
					3						Egyéb intézményi felhalmozási kiadások	13,7		
			9						INTERREG IVC					145,4
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	136,6		
				2						Felhalmozási költségvetés			
					3						Egyéb intézményi felhalmozási kiadások	8,8		
			10						ENPI HU-SK-RO-UA együttműködési program					175,6
				1						Működési költségvetés			1 248,0	
					5						Egyéb működési célú kiadások	1 407,8		
				2						Felhalmozási költségvetés		123,5	
					3						Egyéb intézményi felhalmozási kiadások	139,3		
		2						INTERACT 2007–2013				11,0		11,0
	6						Egyéb uniós előirányzatok							
		2						Igazgatási Partnerség						
				1						Működési költségvetés			85,0	
					3						Dologi kiadások	65,5		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú kiadások	19,5		
		3						Svájci Alap támogatásából megvalósuló projektek				722,4	26,0	696,4
		4						EGT, Norvég Alap támogatásból megvalósuló projektek						
				1						Működési költségvetés			6 201,0	
					3						Dologi kiadások	234,0		
					5						Egyéb működési célú kiadások	5 967,0		
				2						Felhalmozási költségvetés			5 499,0	
					3						Egyéb intézményi felhalmozási kiadások	5 499,0		
	7						Szakmai fejezeti kezelésű előirányzatok							
		1						EU támogatások felhasználásához szükséges technikai segítségnyújtás						448,1
				1						Működési költségvetés				
					3						Dologi kiadások	300,2		
					5						Egyéb működési célú kiadások	80,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	67,2		
		2						Közreműködői intézményrendszer támogatása						1 550,0
				1						Működési költségvetés				
					3						Dologi kiadások	1 114,1		
					5						Egyéb működési célú kiadások	435,9		
		4						KEOP derogációs projektek kamattámogatása				135,9		135,9
		8						Állami költségvetési kedvezményezettek sajáterő támogatása				8 221,5	8 200,0	21,5
		9						Magán és egyéb jogi személyek kártérítése				49,0		49,0
	8						Európai uniós programokhoz kapcsolódó tartalék					1 431,1		1 431,1

XIX. fejezet összesen: *1 195 844,0* *1 012 717,4* *183 126,6*

XX. NEMZETI ERŐFORRÁS MINISZTÉRIUM

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Nemzeti Erőforrás Minisztérium igazgatása								7 624,0
				1						Működési költségvetés			54,8	
					1						Személyi juttatások	5 180,7		
					2						Munkaadókat terhelő járulékok	1 384,1		
					3						Dologi kiadások	1 081,5		
					5						Egyéb működési célú kiadások	17,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	15,0		
2						Állami szociális intézetek								2 005,8
				1						Működési költségvetés			264,7	
					1						Személyi juttatások	1 228,4		
					2						Munkaadókat terhelő járulékok	330,9		
					3						Dologi kiadások	650,0		
					4						Ellátottak pénzbeli juttatásai	4,7		
				2						Felhalmozási költségvetés			1,2	
					1						Intézményi beruházási kiadások	57,7		
4						Egyéb kulturális intézmények								2 654,4
				1						Működési költségvetés			1 994,4	
					1						Személyi juttatások	2 357,8		
					2						Munkaadókat terhelő járulékok	628,8		

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
					3						Dologi kiadások	1 595,0		
					5						Egyéb működési célú kiadások	5,1		
				2						Felhalmozási költségvetés			105,5	
					1						Intézményi beruházási kiadások	145,9		
					2						Felújítás	14,6		
					3						Egyéb intézményi felhalmozási kiadások	7,1		
				3						Kölcsönök		1,2	1,2	
5						Egyetemek, főiskolák								189 282,5
				1						Működési költségvetés			224 262,6	
					1						Személyi juttatások	167 283,0		
					2						Munkaadókat terhelő járulékok	48 777,0		
					3						Dologi kiadások	156 384,3		
					4						Ellátottak pénzbeli juttatásai	31 905,0		
					5						Egyéb működési célú kiadások	3 348,8		
				2						Felhalmozási költségvetés			34 487,1	
					1						Intézményi beruházási kiadások	26 904,8		
					2						Felújítás	12 290,2		
					3						Egyéb intézményi felhalmozási kiadások	1 139,1		
				3						Kölcsönök		88,4	88,4	
6						Egyéb oktatási intézmények								2 424,9
				1						Működési költségvetés			1 617,2	
					1						Személyi juttatások	1 777,1		
					2						Munkaadókat terhelő járulékok	479,9		
					3						Dologi kiadások	1 703,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	8,0		
					2						Felújítás	73,4		
7						Egészségügyi Engedélyezési és Közigazgatási Hivatal								8 085,6
				1						Működési költségvetés			140,0	
					1						Személyi juttatások	187,2		
					2						Munkaadókat terhelő járulékok	49,6		
					3						Dologi kiadások	74,5		
					5						Egyéb működési célú kiadások	7 906,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	7,4		
9						Gyermek- és ifjúságvédelem intézetei								3 588,7
				1						Működési költségvetés			170,3	
					1						Személyi juttatások	2 146,5		
					2						Munkaadókat terhelő járulékok	577,6		
					3						Dologi kiadások	954,1		
					4						Ellátottak pénzbeli juttatásai	63,7		
				2						Felhalmozási költségvetés			3,4	
					1						Intézményi beruházási kiadások	20,5		
10						Gyógyító-megelőző ellátás országos szakintézetei								1 552,6
				1						Működési költségvetés			43 723,6	
					1						Személyi juttatások	13 602,6		
					2						Munkaadókat terhelő járulékok	3 632,6		
					3						Dologi kiadások	24 874,7		
					5						Egyéb működési célú kiadások	8,8		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2011. évi előirányzat		
				2						Felhalmozási költségvetés			242,7	
					1						Intézményi beruházási kiadások	2 381,4		
					2						Felújítás	707,8		
					3						Egyéb intézményi felhalmozási kiadások	311,0		
				3						Kölcsönök		10,0	10,0	
11						Közgyűjtemények								10 667,9
				1						Működési költségvetés			8 759,5	
					1						Személyi juttatások	8 008,0		
					2						Munkaadókat terhelő járulékok	2 243,0		
					3						Dologi kiadások	8 450,7		
					5						Egyéb működési célú kiadások	43,9		
				2						Felhalmozási költségvetés			2 351,4	
					1						Intézményi beruházási kiadások	2 929,2		
					2						Felújítás	35,0		
					3						Egyéb intézményi felhalmozási kiadások	69,0		
12						Művészeti intézmények								6 248,1
				1						Működési költségvetés			2 240,0	
					1						Személyi juttatások	4 932,7		
					2						Munkaadókat terhelő járulékok	1 204,9		
					3						Dologi kiadások	1 954,5		
					5						Egyéb működési célú kiadások	2,6		
				2						Felhalmozási költségvetés			150,0	
					1						Intézményi beruházási kiadások	443,4		
					2						Felújítás	100,0		
13						Sportintézmények								
	1						Nemzeti Sport Intézet							904,1
				1						Működési költségvetés			6,0	
					1						Személyi juttatások	326,1		
					2						Munkaadókat terhelő járulékok	93,2		
					3						Dologi kiadások	490,8		
	2						Nemzeti Sportközpontok							2 528,6
				1						Működési költségvetés			1 963,0	
					1						Személyi juttatások	1 256,3		
					2						Munkaadókat terhelő járulékok	356,1		
					3						Dologi kiadások	2 729,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	150,0		
14						Országos Mentőszolgálat								269,0
				1						Működési költségvetés			25 387,4	
					1						Személyi juttatások	15 414,3		
					2						Munkaadókat terhelő járulékok	4 070,7		
					3						Dologi kiadások	5 850,6		
					5						Egyéb működési célú kiadások	320,8		
15						Országos Rehabilitációs és Szociális Szakértői Intézet								2 452,8
				1						Működési költségvetés			672,2	
					1						Személyi juttatások	1 907,7		
					2						Munkaadókat terhelő járulékok	512,7		
					3						Dologi kiadások	694,6		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
16						Országos Tisztifőorvosi Hivatal és intézményei								5 442,5
				1						Működési költségvetés			2 614,0	
					1						Személyi juttatások	4 560,0		
					2						Munkaadókat terhelő járulékok	1 254,2		
					3						Dologi kiadások	1 687,8		
					5						Egyéb működési célú kiadások	296,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	228,5		
					2						Felújítás	29,4		
17						Országos Vérellátó Szolgálat								1 910,9
				1						Működési költségvetés			10 753,3	
					1						Személyi juttatások	3 912,4		
					2						Munkaadókat terhelő járulékok	986,8		
					3						Dologi kiadások	7 215,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	530,0		
					2						Felújítás	20,0		
18						Szak- és továbbképző intézmények, könyvtárak, dokumentációs központok, kutatóintézetek								920,6
				1						Működési költségvetés			619,4	
					1						Személyi juttatások	861,5		
					2						Munkaadókat terhelő járulékok	215,5		
					3						Dologi kiadások	213,9		
					5						Egyéb működési célú kiadások	201,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	47,5		
19						Szociálpolitikai és Munkaügyi Intézet								852,7
				1						Működési költségvetés			10,8	
					1						Személyi juttatások	417,7		
					2						Munkaadókat terhelő járulékok	112,6		
					3						Dologi kiadások	185,5		
					5						Egyéb működési célú kiadások	146,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,7		
20						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		3						Felsőoktatási fejlesztési program						
			10						Budapesti Műszaki és Gazdaságtudományi Egyetem rekonstrukció			20,0		20,0
			23						ELTE ÁJK Egyetem tér rekonstrukciója			200,0		200,0
		4						Kulturális beruházások						
			2						Vári rekonstrukciók (Szent György tér, Mátyás-templom)			400,0		400,0
			5						Örökségvédelmi fejlesztések			150,0		150,0
		5						Egészségügyi beruházások						
			1						Országos Orvosi Rehabilitációs Intézet beruházásának befejezése			3 100,0		3 100,0
	2						Normatív finanszírozás							
		1						Felsőoktatási intézmények hallgatóinak juttatásai központi előirányzata				3 525,0		3 525,0
		3						Közoktatási célú humánszolgáltatás és kiegészítő támogatás				91 538,1		91 538,1
		7						Hallgatói létszám képzési többlete (állami felsőoktatás)						200,0

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					1						Személyi juttatások	120,0		
					2						Munkaadókat terhelő járulékok	32,4		
					3						Dologi kiadások	47,6		
		8						Egyházi felsőoktatási intézmények hitéleti képzése				2 520,0		2 520,0
		10						Hallgatói létszám képzési többlete (egyházi világi képzés)				5 500,0		5 500,0
		11						Hallgatói létszám képzési többlete (alapítványi felsőoktatás)				2 650,0		2 650,0
		17						Gyakorlóiskolák normatív támogatása						105,0
				1						Működési költségvetés				
					1						Személyi juttatások	60,0		
					2						Munkaadókat terhelő járulékok	16,2		
					3						Dologi kiadások	28,8		
	3						Felsőoktatási feladatok támogatása							
		4						Felsőoktatási oktatói-kutatói ösztöndíjak				20,0		20,0
		26						Felsőoktatás kiegészítő támogatása						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	5,4		
					3						Dologi kiadások	24,6		
		33						Felsőoktatási információs rendszerek működtetése EISZ-koordináció						335,6
				1						Működési költségvetés				
					1						Személyi juttatások	47,3		
					2						Munkaadókat terhelő járulékok	12,7		
					3						Dologi kiadások	275,6		
		34						Szakkollégiumi Kiválósági Központok				30,0		30,0
		35						Felsőoktatási szakkollégiumok támogatása						69,0
				1						Működési költségvetés				
					1						Személyi juttatások	11,0		
					2						Munkaadókat terhelő járulékok	5,4		
					3						Dologi kiadások	52,6		
		36						Pedagógus díszdiploma				40,0		40,0
		44						Magyar Felsőoktatási Akkreditációs Bizottság támogatása				186,9		186,9
		45						Felsőoktatási és Tudományos Tanács támogatása				70,0		70,0
		46						Egyéb felsőoktatási feladatok támogatása				61,8		61,8
		47						Lakitelek Népfőiskola támogatása				330,0		330,0
	4						Közoktatási feladatok támogatása							
		18						Érettségi vizsga lebonyolítása						1 000,0
				1						Működési költségvetés				
					1						Személyi juttatások	619,0		
					2						Munkaadókat terhelő járulékok	189,0		
					3						Dologi kiadások	192,0		
		23						Közoktatás hatékonyságát javító mérés, értékelés						646,0
				1						Működési költségvetés				
					1						Személyi juttatások	357,0		
					2						Munkaadókat terhelő járulékok	97,0		
					3						Dologi kiadások	192,0		
		27						Gyógypedagógiai és nemzetiségi tankönyvellátás, sajátos nevelési igényű gyerekek, tanulók közoktatási ellátásának támogatása						89,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok	10,8		
					3						Dologi kiadások	28,2		
					5						Egyéb működési célú kiadások	10,0		
		29						Közoktatás speciális feladatainak támogatása						282,8
				1						Működési költségvetés				
					1						Személyi juttatások	150,0		
					2						Munkaadókat terhelő járulékok	40,5		
					3						Dologi kiadások	20,0		
					5						Egyéb működési célú kiadások	72,3		
		30						Közoktatás Fejlesztési Célelőirányzat				200,0	200,0	
		33						Nemzetiségi oktatási programok						47,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	5,4		
					3						Dologi kiadások	21,6		
		34						Nemzeti Tehetség Program						1 048,2
				1						Működési költségvetés				
					1						Személyi juttatások	300,0		
					2						Munkaadókat terhelő járulékok	81,0		
					3						Dologi kiadások	667,2		
		38						Közoktatási Információs Rendszer (KIR) fejlesztése						80,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	10,8		
					3						Dologi kiadások	29,2		
		39						A közoktatásban tanulók határon túli kapcsolatainak támogatása						300,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	27,0		
					3						Dologi kiadások	73,0		
					5						Egyéb működési célú kiadások	100,0		
		40						Kisiskolák újraindítása				346,0		346,0
	5						Egyéb feladatok támogatása							
		4						Mentor és egyéb feladatok támogatása						
			1						Mentor program támogatása			50,0		50,0
		15						„Útravaló" ösztöndíj program						1 284,6
				1						Működési költségvetés				
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	54,0		
					3						Dologi kiadások	40,0		
					5						Egyéb működési célú kiadások	990,6		
		18						Határon túli oktatási és kulturális feladatok támogatása						
			1						Határon túli oktatási feladatok támogatása					556,0
				1						Működési költségvetés				
					1						Személyi juttatások	70,0		
					2						Munkaadókat terhelő járulékok	18,9		
					3						Dologi kiadások	30,0		
					4						Ellátottak pénzbeli juttatásai	200,0		
					5						Egyéb működési célú kiadások	237,1		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2011. évi előirányzat		
			2						Határon túli kulturális feladatok támogatása					100,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	9,3		
					4						Ellátottak pénzbeli juttatásai	40,0		
					5						Egyéb működési célú kiadások	38,0		
		19						Szociális ágazati információs és tanácsadói szolgáltatások				80,0		80,0
		22						Magyar Ifjúsági Konferencia (MIK) és a MIKÁB működtetése, határon túli ifjúsági feladatok koordinálása				15,0		15,0
		23						Határon túli ifjúsági szervezetek támogatása				25,0		25,0
	6						Nemzetközi szociális ifjúsági tagdíjak és hozzájárulások					32,5		32,5
	7						Nemzetközi egészségügyi kapcsolatokból eredő kötelezettségek							
		1						Nemzetközi egészségügyi szervezetek tagdíjai és egyéb támogatásai				214,5		214,5
	8						Nemzetközi kulturális és oktatási kapcsolatok programjai							
		5						Kétoldalú munkatervi feladatok						
			1						Kétoldalú oktatási munkatervi feladatok					12,2
				1						Működési költségvetés				
					1						Személyi juttatások	5,0		
					2						Munkaadókat terhelő járulékok	1,3		
					3						Dologi kiadások	5,9		
			2						Kétoldalú kulturális munkatervi feladatok					6,8
				1						Működési költségvetés				
					1						Személyi juttatások	1,4		
					2						Munkaadókat terhelő járulékok	0,3		
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú kiadások	4,1		
		6						Nemzetközi tagdíjak						
			1						Nemzetközi oktatási tagdíjak			332,4		332,4
			2						Nemzetközi kulturális tagdíjak			10,2		10,2
		9						OECD és EU oktatási kötelezettségek						46,0
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	8,1		
					3						Dologi kiadások	7,9		
		10						Kulturális és oktatási szakdiplomáciai feladatok						
			1						Oktatási szakdiplomáciai feladatok					20,9
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	8,2		
			2						Kulturális szakdiplomáciai feladatok					34,1
				1						Működési költségvetés				
					1						Személyi juttatások	23,5		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	4,2		
	9						EU tagsággal kapcsolatos feladatok							
		5						ÚMFT-s fejlesztések előkészítése, projektek kidolgozása						16,7
				1						Működési költségvetés				
					1						Személyi juttatások	5,5		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	 Bevétel	 Támogatás
					2						Munkaadókat terhelő járulékok	1,4		
					3						Dologi kiadások	9,8		
	6						EU tagságból eredő együttműködések							
		1						EU tagságból eredő oktatási együttműködések						23,2
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	10,5		
		2						EU tagságból eredő kulturális együttműködések						22,1
				1						Működési költségvetés				
					1						Személyi juttatások	17,4		
					2						Munkaadókat terhelő járulékok	4,7		
10						Kutatás-fejlesztés támogatása								
	2						Felsőoktatási kutatási program							95,1
				1						Működési költségvetés				
					1						Személyi juttatások	61,5		
					2						Munkaadókat terhelő járulékok	16,6		
					3						Dologi kiadások	17,0		
11						Kulturális feladatok és szervezetek támogatása								
	1						Filmszakmai támogatások							175,0
				1						Működési költségvetés				
					1						Személyi juttatások	52,5		
					2						Munkaadókat terhelő járulékok	14,2		
					3						Dologi kiadások	40,0		
					5						Egyéb működési célú kiadások	68,3		
	2						Magyar Nemzeti Digitális Archívum létrehozása							230,0
				1						Működési költségvetés				
					1						Személyi juttatások	99,6		
					2						Munkaadókat terhelő járulékok	26,9		
					3						Dologi kiadások	63,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	40,0		
	3						Az Ópusztaszeri Nemzeti Történeti Emlékpark támogatása					300,0		300,0
	4						Filmek gyártásának támogatása					800,0		800,0
12						Közkultúra, kulturális vidékfejlesztés és kisebbségi kultúra								
	7						Közkultúra, kulturális vidékfejlesztés és kisebbségi kultúra támogatása							
		1						Közgyűjteményi szakmai feladatok – közgyűjtemények nemzeti értékmentő programja						321,7
				1						Működési költségvetés				
					1						Személyi juttatások	23,8		
					2						Munkaadókat terhelő járulékok	6,5		
					3						Dologi kiadások	4,8		
					5						Egyéb működési célú kiadások	286,6		
		2						Közművelődési szakmai feladatok						326,6
				1						Működési költségvetés				
					1						Személyi juttatások	24,2		
					2						Munkaadókat terhelő járulékok	6,5		
					3						Dologi kiadások	4,8		
					5						Egyéb működési célú kiadások	291,1		

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
			3						Kulturális örökségvédelmi szakmai feladatok					34,0
				1						Működési költségvetés				
					1						Személyi juttatások	2,5		
					2						Munkaadókat terhelő járulékok	0,7		
					3						Dologi kiadások	0,5		
					5						Egyéb működési célú kiadások	30,3		
		8						PANKKK – Program a Nemzeti Kortárs Könnyűzenei Kultúráért				104,0		104,0
	13						Művészeti tevékenységek							
		4						Művészeti tevékenységek és egyéb fejezeti feladatok támogatása						682,7
				1						Működési költségvetés				
					1						Személyi juttatások	137,3		
					2						Munkaadókat terhelő járulékok	37,1		
					3						Dologi kiadások	13,7		
					5						Egyéb működési célú kiadások	491,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	2,7		
		5						Előadóművészeti törvény végrehajtásából adódó feladatok						1 604,0
				1						Működési költségvetés				
					1						Személyi juttatások	51,2		
					2						Munkaadókat terhelő járulékok	20,8		
					3						Dologi kiadások	104,9		
					5						Egyéb működési célú kiadások	1 427,1		
		6						Liszt Ferenc Emlékév kiadásai						500,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	13,5		
					3						Dologi kiadások	436,5		
		7						A Nemzet Színésze cím támogatása						144,7
				1						Működési költségvetés				
					1						Személyi juttatások	113,9		
					2						Munkaadókat terhelő járulékok	30,8		
	14						A kábítószer-fogyasztás megelőzésével kapcsolatos feladatok							512,1
				1						Működési költségvetés				
					1						Személyi juttatások	3,0		
					2						Munkaadókat terhelő járulékok	0,8		
					3						Dologi kiadások	45,0		
					5						Egyéb működési célú kiadások	400,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	63,3		
	15						Gyermek és ifjúsági szakmai feladatok							
		1						Ifjúsági intézmény és szolgáltatásrendszer, ifjúságszakmai feladatok						
			1						Zánkai Gyermek és Ifjúsági Centrum Nonprofit Kft.			350,0		350,0
			2						Budapesti Európai Ifjúsági Központ működtetése és fejlesztése					68,8
				1						Működési költségvetés				
					3						Dologi kiadások	40,0		
				2						Felhalmozási költségvetés				
					2						Felújítás	28,8		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
		3						Ifjúságpolitikai feladatok támogatása						
			1						Gyermek és ifjúsági célú pályázatok			102,0		102,0
			2						Gyermek és ifjúsági szakmafejlesztési célok					155,3
				1						Működési költségvetés				
					1						Személyi juttatások	7,0		
					2						Munkaadókat terhelő járulékok	2,2		
					3						Dologi kiadások	8,0		
					5						Egyéb működési célú kiadások	138,1		
			4						Gyermek és Ifjúsági Alapprogram támogatása					132,0
				1						Működési költségvetés				
					1						Személyi juttatások	3,2		
					2						Munkaadókat terhelő járulékok	1,0		
					3						Dologi kiadások	1,1		
					5						Egyéb működési célú kiadások	126,7		
	16						Szociális szolgáltatások és egyéb szociális feladatok támogatása							
		1						Szociális alap és szakosított ellátások, módszertani feladatok támogatása						446,8
				1						Működési költségvetés			10,0	
					1						Személyi juttatások	28,5		
					2						Munkaadókat terhelő járulékok	7,7		
					3						Dologi kiadások	15,0		
					5						Egyéb működési célú kiadások	372,6		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	33,0		
		4						Magyarországon kísérő nélküli külföldi kiskorúak ellátása						165,0
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	8,0		
					3						Dologi kiadások	27,0		
					5						Egyéb működési célú kiadások	65,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	35,0		
		5						Előzetesen fogvatartott fiatalkorúak átvétele						282,0
				1						Működési költségvetés				
					1						Személyi juttatások	9,9		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	12,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	257,0		
		6						Családpolitikai Programok						160,0
				1						Működési költségvetés				
					2						Munkaadókat terhelő járulékok	2,5		
					3						Dologi kiadások	137,5		
					5						Egyéb működési célú kiadások	20,0		
		7						Családpolitikai célú pályázatok				140,0		140,0
	17						Egyes szociális pénzbeli támogatások							
		1						Otthonteremtési támogatás						1 745,0
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú kiadások	1 744,0		

											FEJEZET	2011. évi előirányzat		
Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
		3						Gyermektartásdíjak megelőlegezése						1 272,6
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú kiadások	1 271,6		
		5						Mozgáskorlátozottak közlekedési támogatása						1 250,0
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú kiadások	1 249,0		
		6						Mozgáskorlátozottak szerzési és átalakítási támogatása					5,0	1 600,0
				1						Működési költségvetés				
					3						Dologi kiadások	65,5		
					5						Egyéb működési célú kiadások	1 539,5		
		7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása						561,0
				1						Működési költségvetés				
					3						Dologi kiadások	0,6		
					5						Egyéb működési célú kiadások	560,4		
	18						Gyermekjóléti és gyermekvédelmi szolgáltatások fejlesztése, módszertani feladatok ellátása							353,4
				1						Működési költségvetés				
					1						Személyi juttatások	31,1		
					2						Munkaadókat terhelő járulékok	9,9		
					3						Dologi kiadások	2,7		
					5						Egyéb működési célú kiadások	224,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	38,8		
					3						Egyéb intézményi felhalmozási kiadások	46,6		
	19						Szociális célú humánszolgáltatások							
		1						Szociális célú humánszolgáltatások normatív állami támogatása						34 035,1
				1						Működési költségvetés				
					3						Dologi kiadások	16,0		
					5						Egyéb működési célú kiadások	34 019,1		
		3						Egyházi szociális intézményi normatíva kiegészítése						6 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	7,0		
					5						Egyéb működési célú kiadások	5 993,0		
		4						Támogató szolgáltatások, közösségi ellátások, és jelzőrendszeres házi segítségnyújtás finanszírozása						7 275,2
				1						Működési költségvetés				
					1						Személyi juttatások	72,1		
					2						Munkaadókat terhelő járulékok	21,5		
					3						Dologi kiadások	87,2		
					5						Egyéb működési célú kiadások	7 067,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	27,4		
	20						Társadalmi kohéziót erősítő tárcaközi integrációs szociális programok							
		1						Országos Fogyatékosügyi Tanács működtetése						5,0
				1						Működési költségvetés				
					1						Személyi juttatások	1,0		
					2						Munkaadókat terhelő járulékok	0,3		
					3						Dologi kiadások	3,7		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	 Bevétel	 Támogatás
		3						Országos Esélyegyenlőségi Hálózat működését elősegítő tevékenységek támogatása						110,0
				1						Működési költségvetés			12,0	
					1						Személyi juttatások	13,7		
					2						Munkaadókat terhelő járulékok	4,0		
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú kiadások	94,3		
		4						Kríziseliátó rendszer működését elősegítő tevékenységek támogatása				85,0		85,0
		5						Nők és férfiak társadalmi egyenlőségét elősegítő tevékenységek támogatása				5,0		5,0
		6						Fogyatékos személyek esélyegyenlőségét elősegítő programok támogatása						119,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	5,4		
					3						Dologi kiadások	26,7		
					5						Egyéb működési célú kiadások	66,9		
		7						Idősügyi programok						80,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	20,0		
					5						Egyéb működési célú kiadások	47,3		
		8						Jelnyelvi tolmácsszolgáltatás támogatása						461,0
				1						Működési költségvetés				
					3						Dologi kiadások	0,3		
					5						Egyéb működési célú kiadások	460,7		
	22						Egészségügyi ágazati célelőirányzatok							
		1						Oltóanyag beszerzés				8 672,0		8 672,0
		2						Egészségügyi ellátási és fejlesztési feladatok						638,5
				1						Működési költségvetés				
					1						Személyi juttatások	254,3		
					2						Munkaadókat terhelő járulékok	70,2		
					3						Dologi kiadások	269,9		
					5						Egyéb működési célú kiadások	20,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	24,0		
		3						Légimentés eszközpark bérlésével összefüggő kiadások				1 052,2		1 052,2
		9						Altató-, lélegeztetőgép, monitor bérlésével összefüggő kiadások				1 364,0		1 364,0
		13						Kisforgalmú gyógyszertárak működtetési támogatása				110,0	110,0	
		15						Határon túli magyarok egészségügyi ellátásának támogatása						35,0
				1						Működési költségvetés				
					1						Személyi juttatások	3,9		
					2						Munkaadókat terhelő járulékok	1,1		
					5						Egyéb működési célú kiadások	30,0		
		16						Mentőgépjármű és eszközbeszerzés				1 750,0		1 750,0
		17						Légimentés eszközpark fejlesztés				150,0		150,0
		18						Országos Vérellátó Szolgálat fejlesztési feladatainak és egyéb fejezeti feladatok ellátása						420,0
				1						Működési költségvetés				
					3						Dologi kiadások	195,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	225,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2011. évi előirányzat		
23						Sporttevékenység támogatása								
	1						Utánpótlás-nevelési feladatok							1 646,9
				1						Működési költségvetés				
					1						Személyi juttatások	192,0		
					2						Munkaadókat terhelő járulékok	51,8		
					3						Dologi kiadások	323,2		
					5						Egyéb működési célú kiadások	1 079,9		
	4						Versenysport támogatása					613,8		613,8
	5						Országos sportági szakszövetségek akadémia rendszerének kialakításával, továbbá az MLSZ utánpótlás-neveléssel összefüggő feladatainak támogatása							2 200,0
				1						Működési költségvetés				
					1						Személyi juttatások	76,0		
					2						Munkaadókat terhelő járulékok	20,5		
					5						Egyéb működési célú kiadások	2 103,5		
	6						Az olimpiai mozgalommal összefüggő, valamint egyéb, a sport stratégiai fejlesztését szolgáló feladatok támogatására							
		1						Versenysport és olimpiai felkészülés szakmai támogatása						2 742,1
				1						Működési költségvetés				
					1						Személyi juttatások	165,8		
					2						Munkaadókat terhelő járulékok	44,8		
					5						Egyéb működési célú kiadások	2 531,5		
		2						Sporteredmények, sportszakmai tevékenység anyagi elismerése						2 070,0
				1						Működési költségvetés				
					1						Személyi juttatások	1 554,5		
					5						Egyéb működési célú kiadások	515,5		
		3						Válogatott kerettagok emelt szintű sportegészségügyi vizsgálatainak támogatása						120,0
				1						Működési költségvetés				
					1						Személyi juttatások	34,3		
					2						Munkaadókat terhelő járulékok	10,0		
					3						Dologi kiadások	75,7		
		4						Doppingellenes tevékenység sportszakmai feladatai				183,5		183,5
		5						Diák- és hallgatói sport támogatása						335,2
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	37,3		
					5						Egyéb működési célú kiadások	285,2		
		6						Szabadidősport események támogatása						150,0
				1						Működési költségvetés				
					1						Személyi juttatások	3,0		
					2						Munkaadókat terhelő járulékok	0,8		
					5						Egyéb működési célú kiadások	146,2		
	7						Sportteljesítmények elismerése, megbecsülése					24,0		24,0
	23						Szabadidősport támogatása					441,4		441,4
	25						Sport népszerűsítésével összefüggő kiadások					15,0		15,0
	28						Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei							44,2
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	5,4		
					5						Egyéb működési célú kiadások	18,8		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
	24						Sportlétesítmények fejlesztése és kezelése							
		10						Az MLSZ sportlétesítmények biztonságtechnikai fejlesztésével összefüggő feladatainak támogatása				960,0		960,0
		11						Állami, önkormányzati és egyéb sportlétesítmények fejlesztése és fenntartása						6 371,3
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					5						Egyéb működési célú kiadások	108,6		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	6 250,0		
		12						Magyar Sport Háza támogatása				302,5		302,5
		13						Sportlétesítmények fenntartásával, üzemeltetésével összefüggő feladatok				1,0		1,0
	25						Felújítások központi támogatása, egyéb fejlesztési támogatások							
		1						Felsőoktatási felújítási programok				70,0		70,0
		3						Nemzeti kulturális intézmények felújítása				18,5		18,5
		5						Egészségügyi intézmények felújítása				322,8		322,8
		6						Egyházi felsőoktatási intézmények felújítási, fejlesztési programja				90,0		90,0
		7						A szentgotthárdi barokk templom belső restaurációja				100,0		100,0
		8						Ceglédi Református Gyülekezeti Ház felújítása				40,0		40,0
	26						Alapítványok, közalapítványok által ellátott feladatok és általuk fenntartott intézmények támogatása							
		1						Oktatási alapítványok, közalapítványok						
			1						Oktatásért Közalapítvány			62,7		62,7
			2						Közalapítvány a Budapesti Német Nyelvű Egyetemért			200,0		200,0
			3						Nemzetközi Pető András Közalapítvány			153,1		153,1
			4						Magyary Zoltán Felsőoktatási Közalapítvány			25,0		25,0
			6						Magyar–Francia Ifjúsági Alapítvány (MAFIA)			34,7		34,7
			7						Osztrák–Magyar Tudományos és Kooperációs Akció Alapítvány			32,4		32,4
			8						Magyar–Amerikai Fulbright Alapítvány			30,0		30,0
			9						Tempus Közalapítvány			86,1		86,1
			10						Pro Scientia Naturae Alapítvány			16,0		16,0
			11						Bocskai István Alapítvány			8,0		8,0
			12						András Alapítvány			3,1		3,1
			13						A Határon Túli Magyar Oktatásért Apáczai Közalapítvány			30,0		30,0
			14						Autizmus Alapítvány			24,7		24,7
			16						British Council Hungary			2,0		2,0
			17						Francia Nyelvű Diákszínjátszásért Alapítvány			0,6		0,6
			19						Határon túli magyar felsőoktatási intézmények támogatása			250,0		250,0
		2						Kulturális alapítványok, közalapítványok						
			1						Magyar Mozgókép Közalapítvány programja			800,0		800,0
			2						Magyar Mozgókép Közalapítvány működése			235,0		235,0
			3						Magyar Alkotóművészeti Közalapítvány			1 375,0		1 375,0
			4						Az 1956-os Magyar Forradalom Történetének Dokumentációs és Kutatóintézete Közalapítvány			59,0		59,0
			5						Holocaust Dokumentációs Központ és Emlékgyűjtemény Közalapítvány			190,0		190,0
			6						Közép- és Kelet-Európai Történelem és Társadalom Kutatásáért Közalapítvány (Terror Háza Múzeum)			218,0		218,0
			10						Egyéb kulturális alapítványok, közalapítványok támogatása			506,5		506,5
			11						Anna Lindh Alapítvány			5,5		5,5
			12						Trianon Múzeum Alapítvány (Várpalotai Trianon Múzeum)			50,0		50,0

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
								FEJEZET				2011. évi előirányzat		
		12						Szociális alapítványok, közalapítványok						
			1						Fogyatékos Személyek Esélyegyenlőségéért Közalapítvány támogatása			208,8		208,8
			2						Betegjogi, Ellátottjogi és Gyermekjogi Közalapítvány			70,0		70,0
			3						Kék Vonal Gyermekkrízis Alapítvány					17,9
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	16,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1,9		
			4						Hajléktalanokért Közalapítvány			277,9		277,9
			5						Összefogás a Budapesti Lakástalanokért és Hajléktalan Emberekért Közalapítvány			238,0		238,0
			6						Baptista Szeretetszolgálat Alapítvány			50,0		50,0
		13						Egészségügyi alapítványok, közalapítványok						
			1						Bébi Koraszülött Mentő Alapítvány			25,4		25,4
			2						Beteg Gyermekekért Alapítvány			33,4		33,4
			3						Koraszülött és Gyermek Intenzív Ellátásáért a DOTE Gyermekklinikán Alapítvány			29,1		29,1
			4						Egészséges Újszülöttekért Alapítvány			25,0		25,0
			5						ISPITA Alapítvány			28,5		28,5
			6						Peter Cerny Alapítvány			141,3		141,3
			7						Segíts Élni Alapítvány			41,2		41,2
			8						Szegedi Újszülött Életmentő Szolgálat Alapítvány			51,3		51,3
			9						Szívbeteg Gyermekekért Alapítvány			30,4		30,4
			10						Gézengúz Alapítvány a Születési Károsultakért			20,0		20,0
			11						Húszan Még Vagyunk Alapítvány			9,0		9,0
		14						Sport alapítványok, közalapítványok						
			1						Wesselényi Miklós Sportközalapítvány			16,5		16,5
	28						Közhasznú és gazdasági társaságok által ellátott oktatási és kulturális feladatok támogatása							
		1						Közhasznú és gazdasági társaságok által ellátott oktatási feladatok támogatása				887,5		887,5
		2						Közhasznú és gazdasági társaságok által ellátott kulturális feladatok támogatása				8 184,3		8 184,3
	29						Egészségügyi köztestületek támogatása					100,0		100,0
	30						Társadalmi, civil és non-profit szervezetek működési támogatása							
		22						Oktatási társadalmi, civil és non-profit szervezetek						
			2						Oktatási társadalmi civil és non-profit szervezetek, testületek, egyesületek, bizottságok támogatása					143,4
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	10,8		
					3						Dologi kiadások	5,0		
					5						Egyéb működési célú kiadások	87,6		
		23						Kulturális társadalmi, civil és non-profit szervezetek						
			1						Finnugor Népek Világkongresszusa Magyar Nemzeti Szervezete			3,3		3,3
			2						Kulturális társadalmi, civil és non-profit szervezetek, szövetségek, testületek, egyesületek, bizottságok támogatása			717,9		717,9
		24						Egészségügy társadalmi, civil és non-profit szervezetek						
			1						Magyar Vöröskereszt támogatása			150,0		150,0
			2						Magyar Rákellenes Liga támogatása			30,0		30,0
		25						Szociális társadalmi, civil és non-profit szervezetek						
			1						Értelmi Fogyatékossággal Élők és Segítőik Országos Szövetségének támogatása			128,0		128,0
			2						Siketek és Nagyothallók Országos Szövetsége			160,0		160,0
			3						Mozgáskorlátozottak Egyesületeinek Országos Szövetsége			160,0		160,0
			4						Magyar Vakok és Gyengénlátók Országos Szövetsége			160,0		160,0
			5						Fogyatékos személyek országos és regionális szervezetei			222,6		222,6

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	 Bevétel	 Támogatás
			6						Magyar Szervátültetettek Országos Sport, Kulturális és Érdekvédelmi Szövetsége			15,0		15,0
			7						Autisták Országos Szövetsége					40,0
				1						Működési költségvetés				
					5						Egyéb működési célú kiadások	39,7		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	0,3		
			8						Nagycsaládosok Országos Egyesülete			25,0		25,0
			9						Magyar Lelki Elsősegély Telefonszolgálatok Országos Szövetsége			20,1		20,1
			10						Magyar Gyermek és Ifjúsági Telefonszolgálatok Országos Szövetsége			12,8		12,8
			11						Magyar Máltai Szeretetszolgálat			193,7		193,7
			12						Magyar Tanya és Falugondnoki Szolgálat			17,8		17,8
			14						Magyar Református Szeretetszolgálat			40,0		40,0
			15						Magyar Ökumenikus Segélyszervezet			200,0		200,0
			16						Katolikus Karitasz			140,0		140,0
			17						Johannita Segítőszolgálat			40,0		40,0
			18						Progress Társadalmi és Szolidaritási Program					62,4
				1						Működési költségvetés				
					1						Személyi juttatások	15,9		
					2						Munkaadókat terhelő járulékok	4,3		
					3						Dologi kiadások	42,2		
			19						Siketvakok Országos Egyesülete			20,0		20,0
			20						Értelmi Sérülteket Szolgáló Társadalmi Szervezetek és Alapítványok Országos Szövetsége			20,0		20,0
		26						Sport társadalmi, civil és non-profit szervezetek						
			2						Magyar Olimpiai Bizottság			163,1		163,1
			3						Nemzeti Sportszövetség			30,5		30,5
			4						Nemzeti Szabadidősport Szövetség			12,8		12,8
			6						Magyar Paralimpiai Bizottság és tagszervezeteinek támogatása			90,3		90,3
			7						Felkészítést végző sportszakemberek támogatása					161,7
				1						Működési költségvetés				
					1						Személyi juttatások	127,0		
					2						Munkaadókat terhelő járulékok	34,7		
			8						Fogyatékosok Nemzeti Sportszövetsége és tagszervezeteinek támogatása			139,7		139,7
			9						Magyar Paralimpiai Bizottság			18,0		18,0
			10						Fogyatékosok Nemzeti Sportszövetsége			27,8		27,8
	35						Hozzájárulás a lakossági energiaköltségekhez					30 000,0	3 500,0	26 500,0
	39						Szociális intézményi foglalkoztatás támogatása							5 000,0
				1						Működési költségvetés				
					1						Személyi juttatások	69,5		
					2						Munkaadókat terhelő járulékok	19,2		
					3						Dologi kiadások	42,3		
					5						Egyéb működési célú kiadások	4 857,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	11,6		
	46						Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás							13 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	8,0		
					5						Egyéb működési célú kiadások	12 992,0		
	47						Megváltozott munkaképességűek foglalkoztatásával összefüggő költségkompenzáció						500,0	24 265,0
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	34,0		
					2						Munkaadókat terhelő járulékok	9,3		
					3						Dologi kiadások	157,2		
					5						Egyéb működési célú kiadások	24 564,5		
	49						Belső ellenőrzéssel összefüggő feladatok támogatása							5,0
				1						Működési költségvetés				
					1						Személyi juttatások	3,9		
					2						Munkaadókat terhelő járulékok	1,1		
	50						Kulturális szakmai feladatok támogatása							
		1						Kulturális ágazati és intézményi felügyeleti feladatok támogatása				120,0		120,0
		2						Egyéb kulturális szakmai feladatok támogatása				36,8		36,8
	51						Fejezeti felügyeleti feladatok támogatása						15,0	73,7
				1						Működési költségvetés				
					1						Személyi juttatások	11,0		
					2						Munkaadókat terhelő járulékok	3,0		
					3						Dologi kiadások	20,7		
					5						Egyéb működési célú kiadások	54,0		
											1–20. cím összesen:	*917 266,7*	*367 046,1*	*550 220,6*
21						Családi támogatások								
	1						Családi pótlék					357 726,0		
	2						Anyasági támogatás					5 941,0		
	3						Gyermekgondozási segély					65 079,0		
	4						Gyermeknevelési támogatás					13 782,0		
	5						Apákat megillető munkaidő-kedvezmény távolléti díjának megtérítése					1 905,0		
	6						Pénzbeli gyermekvédelmi támogatások					6 830,0		
	7						Életkezdési támogatás					4 952,0		
22						Egyéb szociális ellátások és költségtérítések								
	2						Jövedelempótló és jövedelemkiegészítő szociális támogatások							
		1						Rokkantsági járadék				13 344,0		
		2						Megváltozott munkaképességűek járadéka				61 726,0		
		3						Egészségkárosodási járadék				2 373,0		
		4						Bányászok korengedményes nyugdíja, szénjárandóság kiegészítése és kereset-kiegészítése				7 610,0		
		5						Mezőgazdasági járadék				4 127,0		
		6						Fogyatékossági támogatás és a vakok személyi járadéka				31 308,0		
		8						Politikai rehabilitációs és más nyugdíj-kiegészítések				19 733,0		
		9						Házastársi pótlék				4 768,0		
		13						Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás)				85,0		
		14						Megváltozott munkaképességűek kereset-kiegészítése				500,0		
	3						Különféle jogcímen adott térítések							
		1						Közgyógyellátás				19 500,0		
		2						Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás				5 000,0		
		3						Terhesség-megszakítás				400,0		
	4						Folyósított ellátások utáni térítés					1 600,0		
											XX. fejezet összesen:	*1 545 555,7*	*367 046,1*	*550 220,6*

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
XXX. GAZDASÁGI VERSENYHIVATAL														
1						Gazdasági Versenyhivatal igazgatása								1 275,8
				1						Működési költségvetés				
					1						Személyi juttatások	876,3		
					2						Munkaadókat terhelő járulékok	228,5		
					3						Dologi kiadások	168,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	3,0		
											XXX. fejezet összesen:	*1 275,8*		*1 275,8*
XXXI. KÖZPONTI STATISZTIKAI HIVATAL														
1						Központi Statisztikai Hivatal								9 242,1
				1						Működési költségvetés			660,4	
					1						Személyi juttatások	5 715,7		
					2						Munkaadókat terhelő járulékok	1 454,8		
					3						Dologi kiadások	2 347,1		
					5						Egyéb működési célú kiadások	23,0		
				2						Felhalmozási költségvetés			203,1	
					1						Intézményi beruházási kiadások	550,0		
					2						Felújítás	15,0		
				3						Kölcsönök		35,2	35,2	
4						KSH Könyvtár								187,8
				1						Működési költségvetés			61,4	
					1						Személyi juttatások	164,8		
					2						Munkaadókat terhelő járulékok	43,3		
					3						Dologi kiadások	40,1		
				2						Felhalmozási költségvetés			30,3	
					1						Intézményi beruházási kiadások	30,8		
					2						Felújítás	0,5		
5						KSH Népességtudományi Kutató Intézet								96,1
				1						Működési költségvetés			21,0	
					1						Személyi juttatások	80,2		
					2						Munkaadókat terhelő járulékok	21,6		
					3						Dologi kiadások	15,3		
6						Fejezeti kezelésű előirányzatok								
	3						Népszámlálás							14 335,9
				1						Működési költségvetés				
					1						Személyi juttatások	8 991,4		
					2						Munkaadókat terhelő járulékok	2 184,9		
					3						Dologi kiadások	2 844,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	315,3		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
	5						Nemzetközi tagdíjak					0,3		0,3
	6						Fenntarthatósági Főosztály létrehozására					10,0		10,0
											XXXI. fejezet összesen:	*24 883,6*	*1 011,4*	*23 872,2*

XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						MTA Titkársága								
	1						MTA Titkárság igazgatása							1 088,6
				1						Működési költségvetés			10,2	
					1						Személyi juttatások	797,7		
					2						Munkaadókat terhelő járulékok	204,4		
					3						Dologi kiadások	96,7		
				3						Kölcsönök		15,0	15,0	
	2						MTA Doktori Tanács Titkársága és Bolyai ösztöndíjak							4 715,8
				1						Működési költségvetés			17,0	
					1						Személyi juttatások	3 935,0		
					2						Munkaadókat terhelő járulékok	765,0		
					3						Dologi kiadások	32,8		
	3						Akadémikusi tiszteletdíjak és hozzátartozói ellátási díjak							2 380,8
				1						Működési költségvetés				
					1						Személyi juttatások	1 895,7		
					2						Munkaadókat terhelő járulékok	483,5		
					3						Dologi kiadások	1,6		
	4						MTA Köztestületi feladatok							181,1
				1						Működési költségvetés				
					1						Személyi juttatások	78,4		
					2						Munkaadókat terhelő járulékok	16,4		
					3						Dologi kiadások	83,3		
					5						Egyéb működési célú kiadások	3,0		
2						MTA Széchenyi Irodalmi és Művészeti Akadémia								12,5
				1						Működési költségvetés			2,4	
					1						Személyi juttatások	9,1		
					2						Munkaadókat terhelő járulékok	2,4		
					3						Dologi kiadások	3,4		
3						MTA Könyvtára								476,4
				1						Működési költségvetés			25,5	
					1						Személyi juttatások	248,0		
					2						Munkaadókat terhelő járulékok	62,5		
					3						Dologi kiadások	165,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,0		
					2						Felújítás	25,0		
4						MTA Matematikai és természettudományi kutatóintézetek								7 276,5
				1						Működési költségvetés			4 838,0	
					1						Személyi juttatások	7 050,2		
					2						Munkaadókat terhelő járulékok	1 888,6		
					3						Dologi kiadások	2 655,1		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2011. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú kiadások	40,8		
				2						Felhalmozási költségvetés			127,1	
					1						Intézményi beruházási kiadások	407,1		
					2						Felújítás	199,8		
				3						Kölcsönök		10,0	10,0	
5						MTA Élettudományi kutatóintézetek								4 205,0
				1						Működési költségvetés			2 909,7	
					1						Személyi juttatások	4 088,3		
					2						Munkaadókat terhelő járulékok	1 138,2		
					3						Dologi kiadások	1 518,6		
					5						Egyéb működési célú kiadások	70,3		
				2						Felhalmozási költségvetés			381,2	
					1						Intézményi beruházási kiadások	501,1		
					2						Felújítás	179,4		
				3						Kölcsönök		5,9	5,9	
6						MTA Társadalomtudományi kutatóintézetek								3 843,8
				1						Működési költségvetés			969,2	
					1						Személyi juttatások	3 301,0		
					2						Munkaadókat terhelő járulékok	864,1		
					3						Dologi kiadások	488,7		
					5						Egyéb működési célú kiadások	27,4		
				2						Felhalmozási költségvetés			12,6	
					1						Intézményi beruházási kiadások	48,3		
					2						Felújítás	96,1		
7						MTA Területi akadémiai központok								185,5
				1						Működési költségvetés			63,0	
					1						Személyi juttatások	113,5		
					2						Munkaadókat terhelő járulékok	31,1		
					3						Dologi kiadások	81,9		
				2						Felhalmozási költségvetés				
					2						Felújítás	22,0		
8						MTA Akadémiai létesítmények fenntartása és üzemeltetése								707,1
				1						Működési költségvetés			307,6	
					1						Személyi juttatások	268,2		
					2						Munkaadókat terhelő járulékok	80,3		
					3						Dologi kiadások	528,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	39,7		
					2						Felújítás	98,0		
9						MTA Kutatásszervezési feladatok								151,4
				1						Működési költségvetés				
					1						Személyi juttatások	107,8		
					2						Munkaadókat terhelő járulékok	28,3		
					3						Dologi kiadások	11,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,5		
					2						Felújítás	1,9		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
10						MTA Támogatott Kutatóhelyek								1 859,6
				1						Működési költségvetés			15,0	
					1						Személyi juttatások	1 452,6		
					2						Munkaadókat terhelő járulékok	364,8		
					3						Dologi kiadások	52,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	5,2		
11						MTA Jóléti Intézmények								263,7
				1						Működési költségvetés			228,5	
					1						Személyi juttatások	226,8		
					2						Munkaadókat terhelő járulékok	64,9		
					3						Dologi kiadások	165,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	0,2		
					2						Felújítás	34,5		
12						OTKA Iroda								392,5
				1						Működési költségvetés				
					1						Személyi juttatások	220,1		
					2						Munkaadókat terhelő járulékok	54,4		
					3						Dologi kiadások	105,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	13,0		
13						Fejezeti kezelésű előirányzatok								
	2						Ágazati célelőirányzatok							
		1						Tudós társaságok támogatása				28,5		28,5
		2						Tudományos könyv- és folyóirat-kiadás						
			1						Magyar Tudomány			20,1		20,1
			2						Tudományos könyv- és folyóirat-kiadás támogatása					83,4
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú kiadások	60,7		
			3						Központi kiadványok támogatása					80,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	47,3		
					5						Egyéb működési célú kiadások	20,0		
		3						Fiatal kutatók pályázatos támogatása						42,4
				1						Működési költségvetés				
					1						Személyi juttatások	33,4		
					2						Munkaadókat terhelő járulékok	9,0		
		4						MTA sajátos nemzetközi kapcsolatok						272,3
				1						Működési költségvetés				
					1						Személyi juttatások	121,2		
					2						Munkaadókat terhelő járulékok	19,5		
					3						Dologi kiadások	131,6		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
		5						Nemzetközi tagdíjak				158,0		158,0
		6						Lendület Program						1 089,9
				1						Működési költségvetés				
					1						Személyi juttatások	535,0		
					2						Munkaadókat terhelő járulékok	141,9		
					3						Dologi kiadások	263,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	150,0		
		7						Közel-Keleti kutatások támogatása				12,0		12,0
		8						Nagy Imre Emlékház és Nagy Imre Társaság működtetésének alapítványi támogatása				50,0		50,0
		9						Bolyai Műhely Közhasznú Alapítvány támogatása				13,1		13,1
		10						Határon túli magyar tudósok és tudományos szervezetek támogatása				24,7		24,7
		11						Kolozsvári Akadémiai Bizottság támogatása				10,0		10,0
		13						Szakmai feladatok teljesítése						556,4
				1						Működési költségvetés				
					1						Személyi juttatások	171,3		
					2						Munkaadókat terhelő járulékok	46,1		
					3						Dologi kiadások	324,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	15,0		
		14						Intézményekhez le nem bontott bevétel						
				1						Működési költségvetés			4 400,0	
					1						Személyi juttatások	2 000,0		
					2						Munkaadókat terhelő járulékok	540,0		
					3						Dologi kiadások	1 660,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	200,0		
		15						Infrastrukturális fejlesztés a kutatóhálózatban				300,0		300,0
	3						Országos Tudományos Kutatási Alapprogramok							
		1						Kutatási témapályázatok						5 436,0
				1						Működési költségvetés				
					1						Személyi juttatások	2 345,6		
					2						Munkaadókat terhelő járulékok	523,4		
					3						Dologi kiadások	2 128,8		
					5						Egyéb működési célú kiadások	100,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	338,2		
	5						Központi kezelésű felújítások					189,4		189,4
	7						Európai Uniós és hazai kutatóintézeti pályázatok támogatása							1 061,4
				1						Működési költségvetés				
					1						Személyi juttatások	560,0		
					2						Munkaadókat terhelő járulékok	161,4		
					3						Dologi kiadások	340,0		
											XXXIII. fejezet összesen:	*51 505,8*	*14 337,9*	*37 167,9*

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
						XLI. A KÖZPONTI KÖLTSÉGVETÉS KAMATELSZÁMOLÁSAI, TŐKEVISSZATÉRÜLÉSEI, AZ ADÓSSÁG- ÉS KÖVETELÉS-KEZELÉS KÖLTSÉGEI								
1						Devizában fennálló adósság és követelések kamatelszámolásai								
	1						Devizahitelek kamatelszámolásai							
		1						Nemzetközi pénzügyi szervezetektől és külföldi pénzintézetektől felvett hitelek kamatelszámolásai						
			1						Világbanki hitelek elszámolásai			0,1		
			2						EBB hitelek kamatelszámolásai			13 159,7		
			3						KfW hitelek kamatelszámolásai			380,3		
			4						ET Fejlesztési Bank hiteleinek kamatelszámolásai			1 358,3		
			6						MÁV-tól és a GySEV-től 2002-ben átvállalt hitelek kamatelszámolásai			1 163,3		
			7						ÁAK Rt.-től 2002-ben átvállalt devizahitelek kamatelszámolásai			715,7		
			8						EBRD hitelek kamatelszámolásai			9,0		
			9						IMF hitelek kamatelszámolásai			56 575,5		
			10						EB hitelek kamata			45 750,4		
		2						1999-től felvett devizahitelek kamatelszámolásai				303,1		
	2						Devizakötvények kamatelszámolásai							
		1						1999-től kibocsátott devizakötvények kamatelszámolásai				179 222,7		
		2						Amerikai kötvények kamata				1,9		
	4						IMF hiteiből származó betét kamata						2 130,2	
	6						Bankoknak nyújtott devizahitel kamata						6 997,3	
2						A forintban fennálló adósság és követelések kamatelszámolásai								
	1						Forinthitelek kamatelszámolásai							
		2						Egyéb hitelek kamatelszámolásai						
			18						EBB forint hitelek kamatelszámolásai			25 918,2		
			19						ET Fejlesztési Bank Hiteleinek kamatelszámolásai			3 582,1		
	2						Államkötvények kamatelszámolása							
		1						Piaci értékesítésű államkötvények kamatelszámolásai						
			1						Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai			599 762,4	34 613,9	
		2						Nem piaci értékesítésű államkötvények kamatelszámolása						
			1						Lakással kapcsolatos államkötvények kamatelszámolásai			940,5		
			2						Konszolidációval kapcsolatos államkötvények kamatelszámolásai			14 160,5		
			3						Rubelkövetelések megvásárlását fedező államkötvények kamatelszámolásai			239,6		
			4						Kamatmentes adósság kötvényesítésével kapcsolatos államkötvények kamatelszámolásai			7 480,7		
			7						Alárendelt kölcsöntőkekötvény kamatelszámolása				862,8	
			8						MFB Rt-nek átadott államkötvények kamatelszámolásai			694,6		
	3						Kincstárjegyek kamatelszámolásai							
		1						Diszkont kincstárjegyek kamatelszámolása				85 380,3		
		2						Lakossági kincstárjegyek kamatelszámolása				15 446,8		
	4						Kincstári egységes számla forintbetét kamatelszámolásai						14 218,3	
	5						Intervenciós felvásárlás előfinanszírozási költségének megtérítése						60,1	
3						Adósság és követeléskezelés egyéb kiadásai								
	1						Jutalékok és egyéb költségek							
		1						Deviza elszámolások						
			1						Piaci kibocsátások, hitelfelvételek, átvállalások elszámolásai			2 481,4		
		2						Forint elszámolások				7 505,9		
	2						Állampapírok értékesítését támogató kommunikációs kiadások					1 300,0		
	3						Adósságkezelés költségei					882,0		
	4						Követeléskezelés költségei					1,7		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
4						Tőke követelések visszatérülése								
	1						Kormányhitelek visszatérülése						336,1	
	2						Nemzetközi pénzügyi szervezetek és külföldi pénzintézetek belföldre kihelyezett hiteleinek tőke-visszatérülése							
		3						OECF hitel tőke-visszatérülése					316,6	
											XLI. fejezet összesen:	*1 064 416,7*	*59 535,3*	

XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Vállalkozások költségvetési befizetései								
	1						Társasági adó						372 020,9	
	3						Hitelintézeti járadék						10 800,0	
	4						Pénzügyi szervezetek különadója						187 000,0	
	5						Cégautóadó						28 100,0	
	6						Egyszerűsített vállalkozói adó						196 100,0	
	7						Bányajáradék						88 000,0	
	8						Játékadó						51 294,2	
	9						Ökoadó							
		1						Energiaadó					17 000,0	
		2						Környezetterhelési díj					9 500,0	
	10						Egyéb befizetések						32 000,0	
	11						Energiaellátók jövedelemadója						20 000,0	
	12						Rehabilitációs hozzájárulás						65 000,0	
	13						Egyes ágazatokat terhelő különadó						161 000,0	
2						Fogyasztáshoz kapcsolt adók								
	1						Általános forgalmi adó						2 557 988,3	
	2						Jövedéki adó						881 132,9	
	3						Regisztrációs adó						32 300,0	
3						Lakosság költségvetési befizetései								
	1						Személyi jövedelemadó						1 362 977,0	
	2						Egyéb lakossági adók						300,0	
	4						Lakossági illetékek						88 496,1	
	6						Magánszemélyek jogviszony megszűnéséhez kapcsolódó egyes jövedelmeinek különadója						1 000,0	
4						Egyéb költségvetési bevételek								
	1						Vegyes bevételek							
		8						Egyéb vegyes bevételek					6 006,0	
		9						Kezesség-visszatérülés					2 057,8	
5						Költségvetési befizetések								
	1						Központi költségvetési szervek						28 631,6	
6						Nyugdíjreform és Adósságcsökkentő Alapból származó bevétel							94 540,4	
7						Egyéb uniós bevételek								
	2						Vámbeszedési költség megtérítése						8 857,0	
	3						Cukorágazati hozzájárulás beszedési költség megtérítése						178,3	
	4						Uniós támogatások utólagos megtérülése							
		4						Kohéziós Alap					20 161,2	
29						Lakástámogatások								
	1						Egyéb lakástámogatások					126 000,0		
30						Vállalkozások folyó támogatása								

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
	2						Egyéb vállalati támogatások							
		1						Termelési támogatás						
			2						Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása			225,0		
			7						Egyéb megszűnt jogcímek miatt járó támogatás			5,0		
	3						Normatív támogatások							
		3						Eximbank Zrt. kamatkiegyenlítése				5 500,0		
31						Fogyasztói árkiegészítés						109 000,0		
32						Egyéb költségvetési kiadások								
	1						Vegyes kiadások							
		4						Felszámolásokkal kapcsolatos kiadások				1 400,0		
		5						Szanálással kapcsolatos kiadások				1,0		
		6						Magán- és egyéb jogi személyek kártérítése				500,0		
		7						Védelmi felkészítés előirányzatai						
			1						Honvédelmi-, katasztrófavédelmi- és gazdasági felkészülés központi kiadásai			497,0		
			2						Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása			1 045,0		
		11						Egyéb vegyes kiadások				3 950,0		
		12						1% SZJA közcélú felhasználása				9 500,0		
		19						Mehib és Eximbank behajtási jutaléka				2,5		
		21						Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések				10,0		
33						Állam által vállalt kezesség és viszontgarancia érvényesítése								
	3						Eximbank Zrt. által vállalt garanciaügyletekből eredő fizetési kötelezettség							
		1						Eximbank Zrt. által vállalt export-hitel garanciaügyletekből eredő fizetési kötelezettség				1 000,0		
		2						Eximbank Zrt. által vállalt egyéb export célú garanciaügyletekből eredő fizetési kötelezettség				500,0		
	4						MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség					4 000,0		
	5						Garantiqa Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség					20 920,0		
	7						Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség					1 925,0		
	10						A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség					600,0		
	13						Agrárhitelekhez vállalt kezességekből eredő fizetési kötelezettség					310,0		
	14						A „fészekrakó" programhoz vállalt kezességből eredő fizetési kötelezettség					6 000,0		
	15						MFB Zrt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség					50,0		
	16						Áthidaló hitelprogramra vállalt kezességekből eredő fizetési kötelezettség					50,0		
34						Kormányzati rendkívüli kiadások								
	2						Pénzbeli kárpótlás							
		1						Pénzbeli kárpótlás				2 832,8		
		2						Az 1947-es Párizsi Békeszerződésből eredő kárpótlás				1 852,5		
		3						Pénzbeli kárpótlás folyósítási költségei				94,1		
35						Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz								
	1						Nyugdíjbiztosítási Alap támogatása							
		7						Korkedvezmény-biztosítási járulék címen átadott pénzeszköz				412,6		
	2						Egészségbiztosítási Alap támogatása							
		4						Központi költségvetésből járulék címen átadott pénzeszköz				636 970,0		
36						Nemzetközi elszámolások kiadásai								
	1						Nemzetközi tagdíjak							
		4						Tagdíj az ET Társadalomfejlesztési Alapjához				4,5		
		7						Bruegel tagdíj				26,5		
	2						Nemzetközi multilaterális segélyezési tevékenység							
		1						IDA alaptőke-hozzájárulás				1 000,0		
		2						IMF HIPC segélyprogramban való részvétel kamattámogatása				99,1		
		3						Hozzájárulás az EBRD által kezelt Nyugat-Balkáni Alaphoz				35,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
		4						EU Szomszédsági Beruházási Eszköz				93,2		
	3						Egyéb kiadások					30,0		
37						Hozzájárulás az EU költségvetéséhez								
	1						Áfa alapú hozzájárulás					36 603,7		
	2						GNI alapú hozzájárulás					208 565,5		
	3						Brit korrekció					11 140,7		
	4						Hollandia és Svédország számára teljesítendő bruttó GNI csökkentés					1 833,3		
38						Adósság-átvállalás és tartozás-elengedés								
	1						Várgondnokság Nonprofit Kft. tartozás-elengedése					216,2		
	3						Várpalota és Régiója Környezetvédelmi Rehabilitációs Programra létrehozott céltársulás 2011. évi kölcsöntörlesztésének részleges elengedése					158,3		
											XLII. fejezet összesen:	*1 194 958,5*	*6 322 441,7*	

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Az állami vagyonnal kapcsolatos bevételek								
	1						Értékesítési bevételek							
		1						Ingatlan értékesítésből származó bevételek					3 928,0	
		2						Egyéb eszközök értékesítésből származó bevételek					100,0	
	2						Hasznosítási bevételek							
		1						Bérleti díjak						
			1						Központi költségvetési szervek elhelyezésével kapcsolatos továbbszámlázott bérleti díj				887,1	
			3						Egyéb bérleti díj				601,3	
		2						Vagyonkezelői díj					2 330,4	
		3						Osztalékbevételek					22 900,0	
		4						Koncessziós díjak						
			1						Szerencsejáték koncessziós díj				1 727,4	
			2						Infrastruktúra koncessziókból származó díj				1 000,0	
	3						Egyéb bevételek						1 175,2	
2						Az állami vagyonnal kapcsolatos kiadások								
	1						Felhalmozási jellegű kiadások							
		1						Ingatlan vásárlás				90,0		
		2						Egyéb eszközök vásárlása				50,0		
		3						Ingatlan-beruházások				5 000,0		
		4						Állami tulajdoni részesedések növekedését eredményező kiadások						
			1						Az MNV Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			14 374,0		
			2						Az MFB Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			2 500,0		
		5						Volt szovjet ingatlanok környezeti kármentesítése				500,0		
	2						Hasznosítással kapcsolatos folyó kiadások							
		2						Ingatlanok fenntartásával járó kiadások						
			1						Üzemeltetés, fenntartás, karbantartás, javítás			2 000,0		
			2						Ingatlanok őrzése			1 300,0		
		3						Egyéb vagyonkezelési kiadások				2 000,0		
		4						Állami tulajdonú társaságok támogatása						
			1						Az MNV Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			1 450,0		
			2						Az MFB Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			3 000,0		

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
	3						A Magyar Államot korábbi értékesítésekhez kapcsolódóan terhelő kiadások							
		1						Jótállással, szavatossággal kapcsolatos kifizetések				25,0		
		2						Kezesi felelősségből eredő kifizetések				500,0		
		3						Konszernfelelősség alapján történő kifizetések				25,0		
		4						Belterületi föld értéke alapján, alapítói jogon kifizetendő járandóság				500,0		
		5						Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása				21 841,7		
		6						Egyéb bírósági döntésből eredő kiadások				1 954,8		
		7						Egyéb szerződéses kötelezettségek				50,0		
		8						Egyéb jogszabályból eredő kiadások						
			1						Kárpótlási jegyek életjáradékra váltása			2 304,0		
	4						A vagyongazdálkodás egyéb kiadásai							
		1						Tanácsadók, értékbecslők és jogi képviselők díja						
			1						Az MNV Zrt. tevékenységével kapcsolatos restitúciós perek kiadásai			1 020,0		
			2						Az MNV Zrt. tevékenységével kapcsolatos egyéb kiadások			900,0		
			3						Az MFB Zrt. tevékenységével kapcsolatos kifizetések			130,0		
		2						Eljárási költségek, perköltségek				90,0		
		3						A tulajdonosi joggyakorló szervezetek működésének támogatása						
			1						Az MNV Zrt. működésének támogatása			8 000,0		
			2						Az MFB Zrt. működésének támogatása			870,0		
		4						Átcserélhető kötvény kamatfizetése				10 400,0		
		5						Állami ingatlanvagyon felmérése				3 000,0		
	5						Fejezeti tartalék					6 980,0		
	8						ÁFA elszámolás					1 000,0		
											XLIII. fejezet összesen:	*91 854,5*	*34 649,4*	

XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						A Nemzeti Földalappal kapcsolatos bevételek								
	1						Értékesítési bevételek							
		1						Ingatlan értékesítéséből származó bevételek						
			1						Termőföld értékesítésből származó bevételek				3 300,0	
			3						Egyéb ingatlanok értékestíéséből származó bevételek				50,0	
	2						Hasznosítási bevételek							
		1						Haszonbérleti díj					5 500,0	
2						A Nemzeti Földalappal kapcsolatos kiadások								
	1						Felhalmozási jellegű kiadások							
		1						Ingatlan vásárlás						
			1						Termőföld vásárlás			950,0		
			2						Egyéb ingatlanok vásárlása			50,0		
	2						Hasznosítással kapcsolatos folyó kiadások							
		1						Életjáradék termőföldért				10 920,0		
		2						Ingatlanok fenntartásával járó kiadások						
			1						Hasznosítási kötelezettség kiadásai			80,0		
		3						Egyéb vagyonkezelési kiadások				50,0		

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
	3						A vagyongazdálkodás egyéb kiadásai							
		1						Tanácsadók, értékbecslők és jogi képviselők díja				100,0		
		2						Eljárási költségek, -díjak, perköltségek				50,0		
		3						Állami ingatlanvagyon felmérés				1 500,0		
	4						Fejezeti tartalék					800,0		
											XLIV. fejezet összesen:	*14 500,0*	*8 850,0*	

LXIII. MUNKAERŐPIACI ALAP

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Aktív támogatások								
	1						Foglalkoztatási és képzési támogatások					40 519,8		
	2						Foglalkoztathatóság EU-s társfinanszírozása					3 970,7		
	3						Közfoglalkoztatás kiadásai					64 000,0		
	4						TÁMOP 1.1 Munkaerőpiaci szolgáltatások és támogatások					30 925,2		
	5						TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások					5 500,0		
	7						Járulékkedvezmény megtérítés					5 800,0		
2						Szakképzési és felnőttképzési támogatások								
	1						Szakképzési és felnőttképzési célú kifizetések					33 091,1		
4						Passzív kiadások								
	1						Álláskeresési támogatások					134 800,0		
	4						Nyugdíjbiztosítási Alapnak átadás					681,3		
5						Bérgarancia kifizetések						7 000,0		
6						Működtetési célú kifizetések						100,0		
12						Európai Globalizációs Alkalmazkodási Alap elő- és társfinanszírozása						850,0		
13						Egyenlegtartási és kockázatkezelési keret						10 000,0		
25						TÁMOP intézkedések bevételei							30 588,1	
26						Egyéb bevétel								
	1						Területi egyéb bevétel						800,0	
	2						Központi egyéb bevétel						2 600,0	
	3						Szakképzési és felnőttképzési egyéb bevétel						1 000,0	
31						Szakképzési hozzájárulás							49 000,0	
33						Bérgarancia támogatás törlesztése							1 000,0	
35						Egészségbiztosítási- és munkaerőpiaci járulék MPA-t megillető hányada							187 700,0	
36						Költségvetési támogatás							64 000,0	
37						Európai Globalizációs Alkalmazkodási Alaptól befolyó bevétel							550,0	
											LXIII. fejezet összesen:	*337 238,1*	*337 238,1*	

LXV. BETHLEN GÁBOR ALAP

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Önkéntes befizetések, adományok							0,1	
2						Költségvetési támogatás								
	3						Eseti támogatás						375,3	
4						Alapból nyújtott támogatás								
	2						Egyéb támogatások					1 237,9		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
5						Alapkezelő működési költségei						137,5		
7						Szakképzési hozzájárulás Bethlen Gábor Alapot megillető része							980,0	
8						Szakképzési egyéb bevétel Bethlen Gábor Alapot megillető része							20,0	
											LXV. fejezet összesen:	*1 375,4*	*1 375,4*	
						LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP								
1						Kis- és közepes aktivitású radioaktívhulladék-tárolók beruházása, fejlesztése								
	1						Kis- és közepes aktivitású radioaktívhulladék-tárolók beruházása, fejlesztése					7 535,4		
	2						Püspökszilágyi RHFT beruházása és biztonságnövelő programja					300,3		
2						Nagy aktivitású radioaktívhulladék-tároló telephely kiválasztása						353,6		
3						Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása								
	1						Kiégett Kazetták Átmeneti Tárolójának bővítése					2 683,2		
4						Nukleáris létesítmények leszerelésének előkészítése								
	1						Paksi Atomerőmű és KKÁT leszerelésének előkészítése					296,4		
5						Hulladéktárolók és az RHK Kht. üzemeltetési kiadásai						4 351,6		
6						Társadalmi ellenőrzési és információs társulások támogatása						1 026,7		
7						Alapkezelőnek működési célra						181,3		
8						Nukleáris létesítmények befizetései								
	1						Paksi Atomerőmű Zrt. befizetése						23 127,5	
9						Radioaktív hulladékok végleges, eseti elhelyezése							6,5	
10						Költségvetési támogatás							8 194,8	
11						Egyéb bevételek							1,1	
											LXVI. fejezet összesen:	*16 728,5*	*31 329,9*	
						LXVII. NEMZETI KULTURÁLIS ALAP								
1						Nemzeti és egyetemes értékek létrehozásának, megőrzésének, terjesztésének támogatása						3 025,3		
2						Évfordulók, hazai fesztiválok és rendezvények, valamint azokon való részvétel támogatása						1 784,1		
3						Nemzetközi fesztiválok, rendezvények és azokon való részvétel támogatása						1 845,4		
4						Művészeti alkotások új irányzatai, új kulturális kezdeményezések támogatása						229,7		
5						Kultúrával kapcsolatos tudományos kutatások támogatása						19,4		
6						Épített örökség, építőművészet támogatása						314,2		
7						Kultúrateremtő-, közvetítő, valamint egyéni és közösségi tevékenységek támogatása						677,6		
8						Szakmai díjazásához való hozzájárulás						0,8		
9						Nemzetközi tagdíjak						4,3		
10						Működési kiadások						907,0		
22						Egyéb bevételek							116,0	
24						Játékadó NKA-t megillető része							8 691,8	
											LXVII. fejezet összesen:	*8 807,8*	*8 807,8*	

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET	2011. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP								
1						Rendszeres befizetés							5,4	
3						Költségvetési támogatás							14,0	
6						Működési kiadások						19,4		
											LXVIII. fejezet összesen:	*19,4*	*19,4*	
						LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP								
1						Hazai innováció támogatása						37 054,5		
2						A nemzetközi együttműködésben megvalósuló innováció támogatása						5 508,3		
4						A tudományos és technológiai attasék munkájának támogatása						436,1		
5						A Nemzeti Kutatásnyilvántartási Rendszer támogatása, valamint a K+F és innovációs elemzések, adatbázisok támogatása						150,0		
6						A kutatás, innováció és tudománypolitika területén a Kormány tevékenységét segítő tanács titkársági munkájának támogatása						50,0		
7						Alapkezelőnek átadott pénzeszköz						2 069,0		
8						Új fejlesztési tervek K+F+I programjaira való felkészülés, monitoring és értékelés						150,0		
19						Innovációs járulék							22 797,7	
20						Költségvetési támogatás							23 179,0	
21						Visszterhes támogatások törlesztései							1,2	
24						Európai Együttműködő Államok Terve (PECS) programban való részvétel támogatása						560,0		
											LXIX. fejezet összesen:	*45 977,9*	*45 977,9*	
						LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP								
1						Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek								
	1						Munkáltatói nyugdíjbiztosítási járulék						1 830 884,7	
	2						Biztosítotti nyugdíjjárulék							
		1						Biztosított által fizetett nyugdíjjárulék					722 594,5	
	3						Egyéb járulékok és hozzájárulások							
		2						Megállapodás alapján fizetők járulékai					1 334,4	
		5						Egyszerűsített foglalkoztatás utáni közteher					1 947,7	
		10						MPA általi megtérítések					9 600,0	
		11						Korkedvezmény-biztosítási járulék					19 953,7	
		12						GYED-ben részesülők utáni nyugdíjbiztosítási járulék címen az E. Alaptól átvett pénzeszköz					22 500,0	
		13						Magánnyugdíjpénztárak átutalásai						
			1						Rokkantsági nyugellátás				3 901,6	
			2						Pénztártagok visszalépése				2 674,5	
	5						Késedelmi pótlék, bírság						10 310,5	
	6						Központi költségvetési hozzájárulások							
		6						Korkedvezmény-biztosítási járulék címen átvett pénzeszköz					412,6	
	7						Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		3						Kifizetések visszatérülése és egyéb bevételek					12 385,4	
	8						Nyugdíjreform és Adósságcsökkentő Alapból származó bevétel						434 281,5	

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2011. évi előirányzat		
						FEJEZET						Kiadás	Bevétel	Támogatás
2						Nyugdíjbiztosítási ellátások kiadásai								
	1						Nyugellátások							
		1						Öregségi nyugdíj				2 009 391,3		
		2						Rokkantsági és baleseti rokkantsági nyugdíj						
			1						Korhatár feletti nyugellátások			380 496,3		
			2						Korhatár alatti nyugellátások			279 035,7		
		3						Hozzátartozói nyugellátás				359 371,7		
		4						Egyösszegű méltányossági kifizetések						
			2						Egyszeri segély			500,0		
		5						Rehabilitációs járadék				25 644,0		
	4						Nyugdíjbiztosítás egyéb kiadásai							
		4						Egyéb, ellátáshoz kapcsolódó kiadások						
			2						Postaköltség			6 367,4		
			3						Egyéb kiadások			1 098,0		
3						Vagyongazdálkodás								
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					3,0	5,0	
											1–3. cím összesen:	*3 061 907,4*	*3 072 786,1*	
5						Nyugdíjbiztosítási költségvetési szervek és központi kezelésű előirányzatok								
	1						Központi hivatali szerv							5 287,0
				1						Működési költségvetés			1 800,0	
					1						Személyi juttatások	1 908,0		
					2						Munkaadókat terhelő járulékok	626,1		
					3						Dologi kiadások	4 346,8		
					5						Egyéb működési célú kiadások	25,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	181,1		
	2						Igazgatási szervek							5 591,7
				1						Működési költségvetés			60,0	
					1						Személyi juttatások	3 979,6		
					2						Munkaadókat terhelő járulékok	1 022,3		
					3						Dologi kiadások	649,8		
											5. cím összesen:	*12 738,7*	*1 860,0*	*10 878,7*
											LXXI. fejezet összesen:	*3 074 646,1*	*3 074 646,1*	*10 878,7*

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Egészségbiztosítási ellátások fedezetéül szolgáló bevételek								
	1						Munkáltatói egészségbiztosítási járulék						154 058,6	
	2						Biztosítotti egészségbiztosítási járulék						443 013,8	
	3						Egyéb járulékok és hozzájárulások							
		1						Egészségügyi szolgáltatási járulék					19 126,2	
		2						Megállapodás alapján fizetők járulékai					222,0	
		4						Munkáltatói táppénz hozzájárulás					19 235,0	
		5						Egyszerűsített foglalkoztatás utáni közteher					150,0	
		10						MPA általi megtérítések					1 700,0	

Cím-szám	Al-cím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Al-cím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	 Bevétel	 Támogatás
	4						Egészségügyi hozzájárulás							
		2						Százalékos mértékű egészségügyi hozzájárulás					35 916,1	
	5						Késedelmi pótlék, bírság						3 360,0	
	6						Központi költségvetési hozzájárulások							
		1						Terhességmegszakítással kapcsolatos költségvetési térítés					400,0	
		2						Egészségügyi feladatok ellátásával kapcsolatos központi költségvetési hozzájárulás					5 000,0	
		6						Központi költségvetésből járulék címen átvett pénzeszköz					636 970,0	
	7						Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		1						Terhességmegszakítás egyéni térítési díja					670,0	
		2						Baleseti és egyéb kártérítési megtérítések					4 706,8	
		3						Kifizetések visszatérítése és egyéb bevételek					1 598,6	
		7						Gyógyszergyártók és forgalmazók befizetései						
			1						Szerződések szerinti gyógyszergyártói és forgalmazói befizetések				12 500,0	
			2						Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek				31 000,0	
		8						Nemzetközi egyezményből eredő ellátások megtérítése						
			1						EU tagállamokkal kapcsolatos elszámolások				550,0	
			2						Nem EU tagállamokkal kapcsolatos elszámolások				25,0	
		11						Egészségügyi szolgáltatók visszafizetése						
			1						Gyógyszertámogatással, gyógyászati segédeszköz támogatással kapcsolatos ellenőrzésekből eredő visszafizetések				75,0	
			2						Egészségügyi szolgáltatók egyéb visszafizetése				220,0	
2						Egészségbiztosítási ellátások kiadásai								
	2						Egészségbiztosítás pénzbeli ellátásai							
		1						Terhességi-gyermekágyi segély				41 631,4		
		2						Táppénz						
			1						Táppénz			74 896,0		
			2						Gyermekápolási táppénz			4 352,0		
			3						Baleseti táppénz			6 804,0		
		3						Betegséggel kapcsolatos segélyek						
			1						Külföldi gyógykezelés			1 400,0		
			4						Egyszeri segély			450,0		
		4						Kártérítési járadék				957,5		
		5						Baleseti járadék				8 277,0		
		6						Gyermekgondozási díj				93 749,8		
	3						Természetbeni ellátások							
		1						Gyógyító-megelőző ellátás						
			1						Háziorvosi, háziorvosi ügyeleti ellátás			81 115,9		
			2						Védőnői szolgáltatás, anya-, gyermek és ifjúságvédelem			17 966,2		
			3						Fogászati ellátás			23 470,4		
			4						Gondozóintézeti gondozás			2 300,5		
			5						Betegszállítás és orvosi rendelvényű halottszállítás			5 780,2		
			8						Művesekezelés			23 171,1		
			9						Otthoni szakápolás			4 404,8		
			11						Működési költségelőleg			1 000,0		
			13						Célelőirányzatok			1 744,4		
			15						Mentés			24 561,4		
			17						Laboratóriumi ellátás			20 893,0		
			18						Összevont szakellátás			563 712,1		
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				4 000,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2011. évi előirányzat Kiadás	Bevétel	Támogatás
		3						Anyatej-ellátás				207,0		
		4						Gyógyszertámogatás						
			1						Gyógyszertámogatás kiadásai			296 244,2		
			2						Speciális beszerzésű gyógyszerkiadás			10 200,0		
			4						Gyógyszertámogatás céltartalék			31 000,0		
			5						Méltányossági gyógyszertámogatás kiadása			5 100,0		
			6						Gyógyszertárak juttatása			1 000,0		
		5						Gyógyászati segédeszköz támogatás						
			1						Kötszertámogatás			5 600,0		
			2						Gyógyászati segédeszköz kölcsönzés támogatása			300,0		
			3						Egyéb gyógyászati segédeszköz támogatás			38 872,3		
		6						Utazási költségtérítés				4 601,3		
		7						Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai						
			1						EU tagállamokkal kapcsolatos elszámolások			5 950,0		
			2						Nem EU tagállamokkal kapcsolatos elszámolások			200,0		
			3						Külföldi sürgősségi gyógykezelés			400,0		
		8						Természetbeni ellátások céltartaléka				15 000,0		
	4						Egészségbiztosítás egyéb kiadásai							
		4						Egyéb, ellátásokhoz kapcsolódó kiadások						
			1						Kifizetőhelyeket megillető költségtérítés			1 330,0		
			2						Postaköltség			1 300,0		
			3						Egyéb kiadások			1 742,3		
			4						Orvosspecifikus vények			300,0		
			5						Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése			150,0		
			6						GYED-ben részesülők utáni nyugdíjbiztosítási járulék címen az Ny. Alapnak átadott pénzeszköz			22 500,0		
3						Vagyongazdálkodás								
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					15,0	15,0	
											1–3. cím összesen:	*1 448 649,8*	*1 370 512,1*	
5						Egészségbiztosítási költségvetési szervek és központi kezelésű előirányzatok								
	1						Központi hivatali szerv							10 539,5
				1						Működési költségvetés			424,6	
					1						Személyi juttatások	5 594,1		
					2						Munkaadókat terhelő járulékok	1 424,4		
					3						Dologi kiadások	3 566,8		
					5						Egyéb működési célú kiadások	225,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	153,8		
											5. cím összesen:	*10 964,1*	*424,6*	*10 539,5*
											LXXII. fejezet összesen:	*1 459 613,9*	*1 370 936,7*	*10 539,5*
											KIADÁSI FŐÖSSZEG:		*13 838 618,3*	
											BEVÉTELI FŐÖSSZEG:		*13 151 248,0*	
											A FŐÖSSZEGEK EGYENLEGE:		*–687 370,3*	

2. melléklet a 2010. évi CLXIX. törvényhez

Millió forintban

A központi alrendszer mérlege	2011. évi előirányzat
Bevétel	13 151 248,0
Központi költségvetés	8 280 916,7
Gazdálkodó szervezetek befizetései	1 282 594,1
Társasági adó	372 020,9
Hitelintézeti járadék	10 800,0
Cégautóadó	28 100,0
Energiaellátók jövedelemadója	20 000,0
Egyszerűsített vállakozói adó	196 100,0
Ökoadó	26 500,0
Bányajáradék	88 000,0
Játékadó	51 294,2
Egyéb befizetések	32 000,0
Egyéb központosított bevételek	109 779,0
Pénzügyi szervezetek különadója	187 000,0
Egyes ágazatokat terhelő különadó	161 000,0
Fogyasztáshoz kapcsolt adók	3 471 421,2
Általános forgalmi adó	2 557 988,3
Jövedéki adó	881 132,9
Regisztrációs adó	32 300,0
Lakosság befizetései	1 452 773,1
Személyi jövedelemadó	1 362 977,0
Adóbefizetések	300,0
Illeték befizetések	88 496,1
Magánszemélyek jogviszony megszűnéséhez kapcsolódó különadója	1 000,0
Költségvetési szervek és fejezeti kezelésű előirányzatok bevételei	1 794 661,3
Költségvetési szervek bevételei	567 361,4
Szakmai fejezeti kezelésű előirányzatok bevételei	1 227 299,9
Befizetés az államháztartás alrendszereiből	28 631,6
Központi költségvetési szervektől származó befizetések	28 631,6
Állami vagyonnal kapcsolatos befizetések	43 499,4
Adósságszolgálattal kapcsolatos bevételek	59 535,3
Egyéb bevételek	24 063,8
Nyugdíjreform és Adósságcsökkentő Alapból származó bevétel	94 540,4
Egyéb uniós bevételek	29 196,5
Uniós támogatások utólagos megtérülése	20 161,2
Vám- és cukorágazati hozzájárulás beszedési költség megtérítése	9 035,3
Elkülönített állami pénzalapok	424 748,5
Központi Nukleáris Pénzügyi Alap	31 329,9
Munkaerőpiaci Alap	337 238,1
Szakképzési hozzájárulás	49 000,0
Egészségbiztosítási- és munkaerőpiaci járulék MPA-t megillető hányada	187 700,0
MPA támogatása	64 000,0
Egyéb bevételek	36 538,1
Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap	19,4
Kutatási és Technológiai Innovációs Alap	45 977,9
Bethlen Gábor Alap	1 375,4
Nemzeti Kulturális Alap	8 807,8
Társadalombiztosítás pénzügyi alapjai	4 445 582,8
Nyugdíjbiztosítási Alap	3 074 646,1

A központi alrendszer mérlege	2011. évi előirányzat
Munkáltatói és biztosítotti járulék	2 560 055,3
Egyéb járulékok és hozzájárulások	32 835,8
GYED-ben részesülők utáni átvett pénzeszköz	22 500,0
Késedelmi pótlék és bírság	10 310,5
Központi költségvetési támogatások, térítések	412,6
Nyugdíjreform és Adósságcsökkentő Alapból származó bevétel	434 281,5
TB költségvetési szervek bevételei	1 860,0
Egyéb bevételek	12 390,4
Egészségbiztosítási Alap	1 370 936,7
Munkáltatói és biztosítotti járulék	597 072,4
Egyéb járulékok és hozzájárulások	40 433,2
Egészségügyi hozzájárulás	35 916,1
Késedelmi pótlék és bírság	3 360,0
Központi költségvetési támogatások, térítések	642 370,0
TB költségvetési szervek bevételei	424,6
Egyéb bevételek	51 360,4
Kiadás	13 838 618,3
Központi költségvetés	8 894 211,2
Egyedi és normatív támogatás	214 883,0
Közszolgálati műsorszolgáltatás támogatása	58 700,0
Fogyasztói árkiegészítés	109 000,0
Lakásépítési támogatások	126 000,0
Családi támogatások, szociális juttatások	628 289,0
Családi támogatások	456 215,0
Jövedelempótló és kiegészítő szociális támogatások	145 574,0
Különféle jogcímen adott térítések	26 500,0
Költségvetési szervek és fejezeti kezelésű előirányzatok	4 246 234,5
Költségvetési szervek kiadásai	1 971 580,1
Szakmai fejezeti kezelésű előirányzatok kiadásai	2 274 654,4
Az államháztartás alrendszereinek támogatása	1 881 802,8
Elkülönített állami pénzalapok támogatása	95 763,1
Garancia és hozzájárulás a társadalombiztosítási alapok kiadásaihoz	637 382,6
Helyi önkormányzatok támogatása	1 148 657,1
Kamatkiadások	1 052 245,7
Társadalmi önszerveződések támogatása	3 809,8
Kormányzati rendkívüli kiadások	16 379,4
Kezességérvényesítés	35 355,0
Egyéb kiadások	32 739,8
Tartalékok	123 900,0
Rendkívüli kormányzati intézkedések	90 000,0
Céltartalékok	33 900,0
Adósságátvállalás	374,5
Hozzájárulás az EU költségvetéséhez	258 143,2
Állami vagyonnal kapcsolatos kiadások	106 354,5
Elkülönített állami pénzalapok	410 147,1
Központi Nukleáris Pénzügyi Alap	16 728,5
Munkaerőpiaci Alap	337 238,1
Passzív kiadások	135 481,3
Közfoglalkoztatás	64 000,0
Működési kiadások	100,0
Egyéb kiadások	137 656,8

A központi alrendszer mérlege	2011. évi előirányzat
Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap	19,4
Kutatási és Technológiai Innovációs Alap	45 977,9
Bethlen Gábor Alap	1 375,4
Nemzeti Kulturális Alap	8 807,8
Társadalombiztosítás pénzügyi alapjai	4 534 260,0
Nyugdíjbiztosítási Alap	3 074 646,1
Nyugellátások	3 054 439,0
TB költségvetési szervek kiadásai	12 738,7
Egyéb kiadások	7 468,4
Egészségbiztosítási Alap	1 459 613,9
Táppénz	86 052,0
GYED	93 749,8
EA egyéb pénzbeli ellátásai	52 715,9
Gyógyító megelőző ellátás	770 120,0
Gyógyszertámogatás	343 544,2
Gyógyászati segédeszköz támogatás	44 772,3
EA egyéb természetbeni ellátásai	15 358,3
TB költségvetési szervek kiadásai	10 964,1
Egyéb kiadások	42 337,3
Egyenlegek pénzforgalmi szemléletben	
Központi költségvetés	–613 294,5
Elkülönített állami pénzalapok	14 601,4
Társadalombiztosítási alapok	–88 677,2
Nyugdíjbiztosítási Alap	0,0
Egészségbiztosítási Alap	–88 677,2
Központi alrendszer összesen:	–687 370,3

3. melléklet a 2010. évi CLXIX. törvényhez

A helyi önkormányzatok normatív hozzájárulásai

1. Települési önkormányzatok üzemeltetési, igazgatási, sport- és kulturális feladatai

FAJLAGOS ÖSSZEG: 2 769 forint/fő,
de településenként legalább 3 600 000 forint.

A települési önkormányzatot lakosságszám alapján illeti meg a hozzájárulás kötelező alapfeladataihoz, valamint szolgáltatásai megszervezéséhez. Ide tartoznak különösen a település-üzemeltetési, igazgatási és sportfeladatok, a közösségi közlekedés, valamint a kulturális javak védelmét, a muzeális intézményeket és levéltárakat, a nyilvános könyvtári ellátást és a közművelődést szolgáló feladatok.

2. Körzeti igazgatás

a) Okmányirodák működése és gyámügyi igazgatási feladatok

aa) Alap-hozzájárulás

FAJLAGOS ÖSSZEG: 3 000 000 forint/körzetközpont

A hozzájárulás a polgárok személyi adatainak és lakcímének nyilvántartásáról szóló 1992. évi LXVI. törvény 7/A. §-ában meghatározottak szerint az okmányirodák kijelöléséről és illetékességi területéről szóló 256/2000. (XII. 26.) Korm. rendeletben szereplő okmányirodák működéséhez, a gyermekvédelmi és gyámügyi feladat- és hatáskörök ellátásáról, valamint a gyámhatóság szervezetéről és illetékességéről szóló 331/2006. (XII. 23.) Korm. rendelet [a továbbiakban: 331/2006. (XII. 23.) Korm. rendelet] által kijelölt önkormányzatok elsőfokú gyámügyi, valamint egyes gyermekvédelmi, szociális, igazgatási feladataihoz vehető igénybe.

ab) Okmányiroda működési kiadásai

FAJLAGOS ÖSSZEG: 276 forint/ügyirat, de okmányirodát fenntartó önkormányzatonként legalább 2 000 000 forint.

A hozzájárulás a helyi önkormányzatokat az okmányirodák működési kiadásaihoz a feldolgozott ügyeknek a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala (a továbbiakban: KEKKH) által rendelkezésre bocsátott 2009. szeptember 1-je és 2010. augusztus 31-e közötti ügyiratszáma szerint illeti meg.

ac) Gyámügyi igazgatási feladatok

FAJLAGOS ÖSSZEG: 28 600 forint/fő

A hozzájárulás a 331/2006. (XII. 23.) Korm. rendelet által kijelölt városi, fővárosi, fővárosi kerületi önkormányzatot illeti meg az ellátási körzetben gyámság alatt álló gyermekek és gondnokság alatt álló felnőttek együttes száma alapján. Az adat a 2009. évre vonatkozó Országos Statisztikai Adatgyűjtési Program adatgyűjtéseiről szóló 265/2008. (XI. 6.) Korm. rendelet 1210/09. nyilvántartási számú „Jelentés a gyámhatóság tevékenységéről" című 2009. december 31-ei adatgyűjtésén alapul. Ez a pont tartalmazza az ellátási körzetben a cselekvőképességet korlátozó vagy kizáró gondnokság alatt álló személyek törvényes képviseletét ellátó hivatásos gondnokok foglalkoztatásához kapcsolódó hozzájárulást is.

b) Építésügyi igazgatási feladatok

ba) Térségi normatív hozzájárulás

FAJLAGOS ÖSSZEG: 56 forint/fő

A hozzájárulás – lakosságszám szerint – az építésügyi és az építésfelügyeleti hatóságok kijelöléséről és működési feltételeiről szóló 343/2006. (XII. 23.) Korm. rendelet szerinti elsőfokú építésügyi hatósági hatáskört gyakorló jegyzőt foglalkoztató építésügyi körzetközpont települési önkormányzatot illeti meg.

bb) Kiegészítő hozzájárulás építésügyi igazgatási feladatokhoz

FAJLAGOS ÖSSZEG: 7 729 forint/döntés

A hozzájárulás a helyi önkormányzatokat az építésügyi hatóságok működési kiadásaihoz az építésügyi hatósági ügyeiben hozott, a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szerinti döntéseinek az építésügyért felelős miniszter által rendelkezésre bocsátott 2009. január 1-je és 2009. december 31-e közötti száma szerint illeti meg.

3. Körjegyzőség működése

a) Alap-hozzájárulás

FAJLAGOS ÖSSZEG: 253 530 forint/körjegyzőség/hónap

b) Ösztönző hozzájárulás

Az alap-hozzájáruláson túl illeti meg:

ba) a két községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma eléri vagy meghaladja az 1 000 főt,

FAJLAGOS ÖSSZEG: 173 000 forint/körjegyzőség/hónap,

bb) a három vagy négy községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma nem éri el az 1 000 főt,

FAJLAGOS ÖSSZEG: 152 000 forint/körjegyzőség/hónap,

bc) a három vagy több községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma eléri vagy meghaladja az 1 000 főt, illetve az öt vagy több községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma nem éri el az 1 000 főt,

FAJLAGOS ÖSSZEG: 297 000 forint/körjegyzőség/hónap, de a hat vagy több tagból álló körjegyzőség esetén a körjegyzőséghez tartozó hatodik településtől további 20 000 forint/település/hó,

bd) a nagyközségi, városi (megyei jogú városi) székhelyű körjegyzőséget a székhelyhez kapcsolódó második és minden további, de legfeljebb nyolc község után,

FAJLAGOS ÖSSZEG: 96 000 forint/kapcsolódó község/hónap.

Az ösztönző hozzájárulás egy jogcímen vehető igénybe.

E hozzájárulás szempontjából körjegyzőségnek tekintendő a társult képviselő-testület hivatala is.

A hozzájárulást a körjegyzőség (a társult képviselő-testület, a körjegyzői feladatokat ellátó nagyközség, város) székhelye szerinti önkormányzat veheti igénybe. Az igénylésnél, illetve az év végi elszámolásnál

- az év közben megalakuló körjegyzőség – amennyiben megalakulásakor rendelkezik kinevezett körjegyzővel – a létrejöttével betöltött első teljes hónaptól,
- az év során megszűnő körjegyzőség a megszűnés hónapjáig bezárólag

vehető figyelembe.

Kinevezett körjegyzővel nem rendelkező önkormányzatot – a tárgyévben, illetve az azt megelőző évben elkezdett 6 üres hónap lejártát követő hónap első napjától – nem illeti meg e hozzájárulás. Új körjegyző kinevezése esetén az első betöltött teljes hónaptól jár a hozzájárulás.

4. Megyei, fővárosi önkormányzatok igazgatási, sport- és kulturális feladatai

FAJLAGOS ÖSSZEG: 91 142 000 forint/megye, főváros
510 forint/fő

A hozzájárulás egységesen, továbbá lakosságszám szerint illeti meg a megyei/fővárosi önkormányzatot igazgatási, területi honvédelmi igazgatási feladatainak ellátásához, a sportfeladatok megszervezéséhez, a kulturális javak védelmét, a muzeális intézményeket és levéltárakat, a nyilvános könyvtári ellátást és a közművelődést szolgáló feladataihoz.

5. Lakott külterülettel kapcsolatos feladatok

FAJLAGOS ÖSSZEG: 2 612 forint/fő

A hozzájárulás a lakott külterülettel rendelkező települési önkormányzatokat a KEKKH által 2010. január 1-jei állapotra számított, az önkormányzat adatszolgáltatása alapján kimutatott külterületi lakosok száma szerint illeti meg.

6. Lakossági települési folyékony hulladék ártalmatlanítása

FAJLAGOS ÖSSZEG: 100 forint/m^3

A hozzájárulás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett lakossági folyékony hulladék mennyisége (m^3) után illeti meg azon önkormányzatokat, amelyek a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett lakossági folyékony hulladék gyűjtéséről ártalmatlanítás céljából – a hulladékgazdálkodásról szóló 2000. évi XLIII. törvény alapján szervezett hulladékkezelési közszolgáltatás keretében – gondoskodnak. Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.

A hozzájárulást az önkormányzatok a lakossági folyékony hulladék becsült évi mennyisége (m^3) alapján igénylik és annak tényleges mennyisége alapján számolnak el.

7. A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzatok feladatai

a) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott vagy súlyos foglalkoztatási gondokkal küzdő település

FAJLAGOS ÖSSZEG: 2 280 forint/fő

b) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott és súlyos foglalkoztatási gondokkal küzdő település

FAJLAGOS ÖSSZEG: 4 221 forint/fő

A hozzájárulás a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendelet által meghatározott települések önkormányzatait lakosságszám szerint illeti meg.

8. Üdülőhelyi feladatok

FAJLAGOS ÖSSZEG: 1,5 forint/idegenforgalmi adóforint

A hozzájárulás az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó minden forintjához 1,5 forint. Késedelmi pótlék, bírság, illetve üdülőépület utáni idegenforgalmi adó alapján nem igényelhető a hozzájárulás.

9. Területi gyermekvédelmi szakszolgálat működtetése

FAJLAGOS ÖSSZEG: 650 forint/fő

A hozzájárulás a megyei, fővárosi önkormányzatot a 0-17 éves korcsoportba tartozó lakosok száma alapján illeti meg a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) alapján szervezett területi gyermekvédelmi szakszolgáltatáshoz és a megyei/fővárosi gyermekvédelmi szakértői bizottság tevékenységéhez, a területi gyermekvédelmi szakszolgálat által a Gyvt. 141. § (1) bekezdés a) pontja szerint vezetett nyilvántartásban szereplő gyermekekhez kapcsolódó feladataihoz.

10. Pénzbeli szociális juttatások

FAJLAGOS ÖSSZEG: 4 000 – 20 000 forint/fő

A hozzájárulás a szociális igazgatásról és a szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) és a Gyvt. alapján nyújtható pénzbeli és természetbeni szociális és gyermekjóléti ellátásokhoz, valamint az egyes ellátásokhoz tartozó különféle járulék- és hozzájárulás-fizetési kötelezettségekhez kapcsolódik.

A központi költségvetés e jogcímen járul hozzá

a) a Szoctv. 37. § (1) bekezdés a)–d) pontjaiban szabályozott rendszeres szociális segélynek, a Szoctv. 32/B. §-ában szabályozott időskorúak járadékának, a Szoctv. 55/A. §-ában szabályozott adósságcsökkentési támogatásnak, a Szoctv. 38. § (2) és (5) bekezdésében szabályozott lakásfenntartási támogatásnak, a Szoctv. 55/A. § (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségeinek 10%-ához,
b) a 2010. december 31-én hatályos Szoctv. 37. § (1) bekezdése, valamint a 37/C. § (4) bekezdése alapján 2010. december hónapra járó, 2011. január hónapban kifizetendő rendelkezésre állási támogatásnak a 20%-ához, továbbá a Szoctv. 35. § (1) bekezdése alapján folyósított bérpótló juttatásnak a 20%-ához,
c) a Szoctv. 41. § (1) bekezdésében és 43/A. § (1) bekezdésében szabályozott ápolási díjnak és az utána fizetendő nyugdíjbiztosítási járuléknak 25%-ához,
d) a 2010. december 31-én hatályos Szoctv. 36. §-a alapján a közcélú munka 2010. december hónapra járó, 2011. január hónapban kifizetendő munkabér és közterheinek 5%-ához,
e) a közfoglalkoztatáshoz biztosítandó önrész, a Gyvt. 21. §-ában szabályozott rendkívüli gyermekvédelmi támogatás, a Szoctv. 43/B. § (1) bekezdésében szabályozott ápolási díj és nyugdíjbiztosítási járuléka, a Szoctv. 38. § (9) bekezdésében szabályozott lakásfenntartási támogatás, az átmeneti (krízis-) segélyezés, a temetési segély, a köztemetés, a Szoctv. 50. § (3) bekezdésében szabályozott közgyógyellátás után fizetendő térítés, valamint a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának szociális alapon történő egyedi mérséklésének vagy elengedésének forrásához.

Ez az előirányzat szolgál az állampolgárok lakáshoz jutásának települési önkormányzatok általi támogatásához. Az önkormányzatok a saját rendeletükben meghatározott módon kamatmentes kölcsönt, illetőleg részben vagy egészben vissza nem térítendő támogatást nyújthatnak a rászoruló családok részére lakótelek, új vagy használt lakás megszerzéséhez, lakás bővítéséhez, korszerűsítéséhez, felújításához, fenntartásához, lakáscélú kölcsön törlesztő részleteinek, lakás lakbérének megfizetéséhez, vagy más, a lakhatással kapcsolatos költségeik viseléséhez.

A hozzájárulás a települési önkormányzatokat a lakosságszám alapján a települések szociális jellemzőiből képzett mutatószám szerint differenciáltan illeti meg.

A mutatószám kialakításában

- 10%-os súllyal a Gyvt. 20/A. § (1) bekezdése szerinti pénzbeli támogatásban, valamint a 20/B. § (4) bekezdése szerinti pótlékban részesülők 2009. november havi és 2010. július havi együttes létszámadataiból számított átlaga,
- 35%-os súllyal a rendszeres szociális segélyben és rendelkezésre állási támogatásban részesülőknek a települési önkormányzatok visszaigénylése alapján nyilvántartott számának 2010. június és szeptember havi együttes létszámadataiból számított átlaga,
- 20%-os súllyal a Szoctv. 38. § (2) és (5) bekezdésében szabályozott lakásfenntartási támogatásban részesülőknek a 2010. június és szeptember havi együttes létszámadatokból számított átlaga,
- 20%-os súllyal a közcélú munkán foglalkoztatottak számának 2010. június és szeptember havi együttes létszámadataiból számított átlaga,
- 15%-os súllyal a 18-59 éves korcsoportba tartozó, személyi jövedelemadót nem fizetők számának a 2009. évi adóbevallások összesítése alapján számított

lakosságszámon belüli részaránya szerepel.

11. Szociális és gyermekjóléti alapszolgáltatás feladatai

a) Szociális és gyermekjóléti alapszolgáltatások általános feladatai

A hozzájárulás a települési önkormányzatoknak a Szoctv.-ben, valamint a Gyvt.-ben meghatározott szociális és gyermekjóléti alapellátási kötelezettségei körébe tartozó szolgáltatások és intézményeik működési kiadásaihoz kapcsolódik.

Ezek a feladatok különösen:

- a Szoctv. 64. §-ában meghatározott családsegítés,
- a Gyvt. 39. §-ában meghatározott gyermekjóléti szolgáltatás, a 40. §-ában meghatározott gyermekjóléti szolgálat, a 41. § (4) bekezdése szerinti napközbeni ellátás, valamint a 44. §-ában meghatározott házi gyermekfelügyelet működtetése a külön jogszabályban foglalt szakmai szabályok szerint.

aa) FAJLAGOS ÖSSZEG: 250 forint/fő

A hozzájárulás a 2 000-nél kisebb lakosságszámú települési önkormányzatot illeti meg a település lakosságszáma szerint, szolgáltatásonként.

A 2 000-nél kisebb lakosságszámú, családsegítést és gyermekjóléti szolgáltatást működési engedéllyel végző települési önkormányzatot az ab) pont szerinti hozzájárulás illeti meg. Ha az önkormányzat csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az ab) pont szerinti hozzájárulás 50%-a, valamint az e jogcímű hozzájárulás jár. Mindkét szolgáltatást működtető 2 000-nél kisebb lakosságszámú önkormányzat az ab) pont szerinti hozzájárulás mellett nem jogosult az e jogcímű hozzájárulásra.

ab) A hozzájárulásra az a családsegítést és/vagy gyermekjóléti szolgáltatást működtető települési önkormányzat jogosult, amelynek lakosságszáma nem haladja meg a 70 000-et. A hozzájárulás (H) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

H = (L/5 000) x 3 950 000 forint

ac) A hozzájárulásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 70 001–110 000 lakosságszámú települési önkormányzat jogosult. A hozzájárulás (H) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

H = (L/7 000) x 3 950 000 forint

ad) A hozzájárulásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 110 000-nél nagyobb lakosságszámú települési önkormányzat jogosult. A hozzájárulás (H) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

H = (L/8 000) x 3 950 000 forint

Ha az önkormányzat az ab)–ad) pontok szerinti hozzájárulások esetén csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az adott hozzájárulás 50%-a jár.

b) Gyermekjóléti központ

FAJLAGOS ÖSSZEG: 2 099 400 forint/központ

A hozzájárulás a Gyvt. 40. § (1)–(3) bekezdésében meghatározott gyermekjóléti szolgáltatásokat biztosító gyermekjóléti központok működési kiadásaihoz kapcsolódik.

A hozzájárulás a gyermekjóléti központot működtető legalább 40 000 lakosságszámú települési önkormányzatot és megyei jogú város önkormányzatát a fenntartott központok száma szerint illeti meg.

c) Szociális étkeztetés

FAJLAGOS ÖSSZEG: 55 360 forint/fő

A hozzájárulás a települési önkormányzatoknak a Szoctv. 62. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően nyújtott szociális étkeztetés feladataihoz kapcsolódik.

A hozzájárulás a települési önkormányzatot a szociális étkeztetésben ellátottak száma szerint illeti meg. Ezen a jogcímen igényelhető hozzájárulás a népkonyhai étkeztetésben részesülők után is.

A hozzájárulás nem vehető igénybe a 14. c) pont szerinti jogcímen és a közoktatási feladatellátás keretében a 17. a) Kedvezményes óvodai, iskolai, kollégiumi étkeztetés jogcímen étkeztetésben részesülők után.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszeresen vehető figyelembe.

d) Házi segítségnyújtás

FAJLAGOS ÖSSZEG: 166 080 forint/fő

A hozzájárulásra az a települési önkormányzat jogosult, amely a házi segítségnyújtást a Szoctv. 63. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.

A hozzájárulás a települési önkormányzatot a házi segítségnyújtás keretében ellátott személyek száma szerint illeti meg. A hozzájárulás legfeljebb egymást követő 60 napig igényelhető arra az ellátotti létszámra is, amely a külön jogszabályban foglalt szociális gondozói létszámra meghatározott maximális ellátotti számot meghaladja.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.

e) Falugondnoki vagy tanyagondnoki szolgáltatás

FAJLAGOS ÖSSZEG: 1 996 550 forint/szolgálat

A hozzájárulásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a külön jogszabályban foglalt szakmai szabályoknak megfelelően tartja fenn.

A hozzájárulás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

f) Időskorúak nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 88 580 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően időskorúak nappali ellátását biztosító intézményt tartanak fenn. A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg.

Azon ellátott után, akire vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak a hozzájárulás 40%-át számolhatja el.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkeztetésben részesülők.

g) Fogyatékos és demens személyek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 405 600 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és külön jogszabályban meghatározott szakmai szabályok szerint fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a hozzájárulás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórképet megállapító szakvéleményével.

A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akinek jogcímén a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e hozzájárulás 40%-át számolhatja el.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

h) Pszichiátriai és szenvedélybetegek, hajléktalanok nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 206 100 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek, hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akinek jogcímén a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e hozzájárulás 40%-át számolhatja el.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a pszichiátriai és szenvedélybetegek nappali ellátásában részesülők látogatási és eseménynaplója alapján naponta összesített, a Szoctv. szerint az intézménnyel megállapodást kötött ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe – a nappali melegedőt igénybe vevők kivételével – a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók.

A hajléktalanok számára nappali ellátást nyújtó intézményben az elszámolás alapja a külön jogszabályban meghatározott eseménynapló alapján számított létszám, amely naponként nem lehet több a működési engedélyben szereplő férőhelyszám háromszorosánál.

i) Utcai szociális munka

FAJLAGOS ÖSSZEG: 4 543 750 forint/szolgálat

A hozzájárulást igényelheti az 50 000-nél nagyobb lakosságszámú települési önkormányzat, amely a Szoctv. 65/E. §-ában meghatározott utcai szociális munkát a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.

A hozzájárulás az önkormányzatot az ellátást biztosító szolgálatok száma alapján illeti meg.

12. Szociális és gyermekvédelmi bentlakásos és átmeneti elhelyezés

a) Fokozott ápolást, gondozást igénylő ellátás

aa) Gyermekvédelmi különleges és speciális ellátás

FAJLAGOS ÖSSZEG: 842 750 forint/fő

A hozzájárulás a helyi önkormányzat által fenntartott, a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményekben ellátott

- ideiglenes hatállyal elhelyezett a Gyvt. 53. § (2) bekezdés a) pontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek,
- ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján különleges, illetve speciális szükségletű gyermekek,
- átmeneti vagy tartós nevelésbe vett, a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés a) pontja szerinti különleges, illetve b) pontja szerinti speciális szükségletű gyermekek

után vehető igénybe.

A hozzájárulás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakvéleménye nem szükséges.

ab) Fogyatékos személyek, pszichiátriai és szenvedélybetegek tartós bentlakásos intézményi ellátása

aba) Pszichiátriai és szenvedélybetegek, fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonának és rehabilitációs intézményeinek támogatása

FAJLAGOS ÖSSZEG: 710 650 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a pszichiátriai és szenvedélybetegek, fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát és rehabilitációs intézményét intézményenként legalább 10 férőhellyel tartják fenn.

abb) Pszichiátriai és szenvedélybetegek, fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) lakóotthonainak támogatása

FAJLAGOS ÖSSZEG: 710 650 forint/fő

A hozzájárulásra jogosultak azok a helyi önkormányzatok, amelyek a Szoctv. 85/A. §-ában rögzítetteknek megfelelő lakóotthont üzemeltetnek.

Az aba) és az abb) pontok közös szabályai

A 16–35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények esetében a támogatás az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) finanszírozással együtt is igénybe vehető.

ac) Demens betegek bentlakásos intézményi ellátása

FAJLAGOS ÖSSZEG: 710 650 forint/fő

A hozzájárulást igénybe vehetik azok a helyi önkormányzatok, amelyek a Szoctv.-ben szabályozott módon az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják.

Az e pont szerinti hozzájárulás vehető igénybe az idősek Szoctv. 57. § (2) bekezdése szerinti bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.

Az ellátottak számának meghatározása: tervezéskor az éves becsült gondozási napok száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

b) Átlagos ápolást, gondozást igénylő ellátás

ba) Otthont nyújtó ellátás

FAJLAGOS ÖSSZEG: 739 000 forint/fő

A hozzájárulást a gyermekvédelmi szakellátást nyújtó helyi önkormányzat veheti igénybe azok után a – gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3–17 éves gyermekek után, akik az általa fenntartott, Gyvt. 53. §-a szerint otthont nyújtó ellátást biztosító intézményben, vagy nevelőszülőnél, vagy hivatásos nevelőszülőnél kerültek elhelyezésre, és nem minősítették őket különleges vagy speciális szükségletűnek.

bb) Utógondozói ellátás

FAJLAGOS ÖSSZEG: 667 450 forint/fő

Ez a hozzájárulás vehető igénybe a helyi önkormányzat által – gyámhivatal határozata alapján – a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18–24 éves korú fiatal felnőtt után.

A hozzájárulás 80%-át veheti igénybe a fenntartó a Gyvt. 93. § (1) bekezdés a) pontjában meghatározott ok miatt utógondozói ellátásban részesülő fiatal felnőtt után.

bc) Átlagos szintű ápolást, gondozást nyújtó ellátás tartós bentlakásos és átmeneti elhelyezést nyújtó szociális intézményekben

bca) Időskorúak ápoló-gondozó otthoni ellátása

FAJLAGOS ÖSSZEG: 635 650 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek időskorúak ápoló-gondozó otthonát a Szoctv.-ben szabályozott módon tartanak fenn.

bcb) Átmeneti elhelyezést nyújtó ellátás és hajléktalanok ápoló-gondozó otthoni ellátása

FAJLAGOS ÖSSZEG: 635 650 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok ápoló-gondozó otthonát (ideértve a rehabilitációs intézményt), továbbá időskorúak, pszichiátriai és szenvedélybetegek, valamint fogyatékosok átmeneti elhelyezését biztosító intézményt tartanak fenn. Igénybe vehetik a hozzájárulást azok a helyi önkormányzatok is, amelyek a Gyvt.-ben szabályozott módon gyermekek és családok átmeneti gondozását biztosító intézményt tartanak fenn, és/vagy az átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására működési engedélyt kaptak, illetve a nevelőszülői, a hivatásos nevelőszülői és a helyettes szülői jogviszony egyes kérdéseiről szóló 261/2002. (XII. 18.) Korm. rendelet szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján.

Átmeneti elhelyezést nyújtó intézmények: a hetes jelleggel, meghatározott időszakhoz kötődően folyamatosan működő, valamint határozott időtartamra elhelyezést biztosító intézmények: gyermekek, családok átmeneti otthona, helyettes szülő, továbbá időskorúak, fogyatékosok, pszichiátriai és szenvedélybetegek gondozóháza, otthonháza.

A hajléktalanok átmeneti elhelyezését biztosító intézményekben ellátottak után a 13. pont, a pszichiátriai és szenvedélybetegek, valamint a fogyatékosok tartós bentlakásos intézményeiben ellátottak után a 12. ab) pont jogosultsága szerinti normatív hozzájárulás illeti meg a helyi önkormányzatot.

A hozzájárulásból támogatás biztosítható a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

c) Emelt színvonalú bentlakásos ellátás

FAJLAGOS ÖSSZEG: 309 350 forint/fő

A hozzájárulás az időskorúak ápolást, gondozást nyújtó otthonaiban a 2007. december 31-én hatályos Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 12. ac) pont szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg az önkormányzatot.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

13. Hajléktalanok átmeneti intézményei

FAJLAGOS ÖSSZEG: 468 350 forint/férőhely

A hozzájárulást azok az önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A hozzájárulás a helyi önkormányzatot a hajléktalanok átmeneti intézményében működő férőhelyek száma, továbbá a hajléktalanok kórházi ellátás előtti és utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az OEP is finanszíroz.

A hozzájárulásból támogatás biztosítható a hajléktalanokat ellátó átmeneti intézményből kikerülő hajléktalan személy egyéb lakhatása megoldásának segítéséhez.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 365-tel, elszámolásnál a gondozási napokon rendelkezésre álló férőhelyek éves összege osztva 365-tel.

14. Gyermekek napközbeni ellátása

a) Bölcsődei ellátás

FAJLAGOS ÖSSZEG: 494 100 forint/fő

A hozzájárulás a Gyvt. alapján szervezett, a helyi önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében ellátott beíratott gyermekek után vehető igénybe.

Ha az önkormányzat egy szervezeti egység keretében napos és hetes bölcsődét is üzemeltet, akkor az ellátásban részesülő gyermeket csak egy intézménytípusnál lehet számításba venni.

A hozzájárulás tartalmazza a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának normatív alapon történő mérsékléséhez kapcsolódó támogatást is.

A bölcsődében a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 30. § (1) bekezdése alapján korai fejlesztésben és gondozásban, illetve a Közokt. tv. 30. § (6) bekezdése alapján fejlesztő felkészítésben részesülő gyermek után az önkormányzat e hozzájáruláson túlmenően igénybe veheti a 16. bb) és a 16. bc) pont szerinti hozzájárulást.

A Közokt. tv. 33. § (14) bekezdése szerinti egységes óvoda-bölcsőde intézmény keretei között ellátásban részesülő bölcsődéskorú, második életévüket betöltő gyermekek után nem az e pontban meghatározott, hanem a 15. a) pont szerinti normatív hozzájárulás vehető igénybe az ott megállapított feltételeknek megfelelően.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámoláskor a bölcsődék havi jelentőlapja szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

b) Családi napközi ellátás és -gyermekfelügyelet

FAJLAGOS ÖSSZEG: 268 200 forint/fő

A hozzájárulás a Gyvt. 43. §-a alapján szervezett, a helyi önkormányzat által fenntartott családi napköziben ellátott beíratott gyermekek után vehető igénybe legfeljebb 14 éves korig. Ez a hozzájárulás igényelhető a Gyvt. 43/A. §-a alapján szervezett, a helyi önkormányzat által fenntartott családi gyermekfelügyelet keretében ellátott, a Gyvt.-ben meghatározott életkorú gyermekek után is.

A hozzájárulás 50%-át veheti igénybe a fenntartó, ha a napi nyitvatartási idő összességében nem éri el a heti 20 órát.

A hozzájárulás tartalmazza a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának normatív alapon történő mérsékléséhez kapcsolódó támogatást is.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

c) Ingyenes és kedvezményes intézményi étkeztetés

FAJLAGOS ÖSSZEG: 68 000 forint/fő

A hozzájárulás a Gyvt. alapján szervezett, a helyi önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében ellátott azon gyermekek után vehető igénybe, akik a Gyvt. 148. § (5) bekezdés a) pontja alapján ingyenes bölcsődei étkeztetésben részesülnek.

E hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek után, akik számára a fenntartó a Gyvt. 148. § (5) bekezdése alapján 50%-os normatív étkezési térítési díj-kedvezményt, vagy ingyenes étkeztetést biztosít.

Az ellátottak számának – a fogyatékos személyek nappali intézményében elhelyezett gyermekek ellátása kivételével – meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

Fogyatékos személyek nappali intézményében elhelyezett gyermekek ellátása esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

15. Közoktatási alap-hozzájárulás

FAJLAGOS ÖSSZEG: 2 350 000 forint/teljesítmény-mutató/év
- a 2011/2012. nevelési évre, tanévre
- 2011. költségvetési évben időarányosan 4 hónapra,
- 2012. költségvetési évben időarányosan 8 hónapra.

A hozzájárulás a helyi önkormányzat által fenntartott óvodában óvodai nevelésben, az általános iskolában, középiskolában, a szakiskola 9–10. évfolyamán oktatásban, továbbá a szakképzés keretében elméleti képzésben, az alapfokú művészetoktatásban, a napközi, vagy tanulószobai foglalkoztatásban, iskolaotthonos nevelésben, oktatásban részt vevő, valamint a kollégiumban, externátusban elhelyezett gyermekek, tanulók után jár a 2011/2012. nevelési évre, tanévre a következő feltételek szerint:

a) Az óvodában nevelésben részesülő gyermekek után – beleértve a sajátos nevelési igényű gyermekeket is –
- a 2011/2012. nevelési évi közoktatási statisztikai nyitó létszám adatok alapján, továbbá
- akik 2011. december 31-éig, vagy – a Közokt. tv. 24. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2011/2012. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést,
- akik negyedik, illetve ötödik életévüket betöltik és a 2011/2012. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe.

Nem igényelhető hozzájárulás azon gyermekek után, akik a hetedik életévüket 2011. szeptember 1-jéig betöltik, kivéve, ha a Közokt. tv. 24. § (5) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható.

Az első nevelési évet kezdő óvodások között két gyermekként itt kell figyelembe venni azokat a bölcsődés-korú, második életévüket 2011. december 31-éig betöltő gyermekeket is, akiknek a gondozását a Közokt. tv. 33. § (14) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között, a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet (a továbbiakban: 11/1994. (VI. 8.) MKM rendelet) 39/M. §-ában meghatározott feltételek szerint biztosítják, és a gyermek 2011. szeptember 1-je és december 31-e között igénybe veszi az ellátást. 2011. szeptember 1-jétől egy gyermekként lehet figyelembe venni azt a 2010/2011. nevelési évben bölcsődés-korúnak minősülő és az egységes óvoda-bölcsődei ellátást igénybevevő gyermeket, aki 2011. december 31-éig betölti harmadik életévét.

b) Az általános iskola 1-8. évfolyamos tanulói után, beleértve a sajátos nevelési igényű és fejlesztő iskolai oktatásban részt vevő tanulókat, továbbá a nyolc évfolyamos gimnázium 5–8., és a hat évfolyamos gimnázium 7–8. évfolyamára járó tanulókat, valamint a párhuzamos művészeti képzést folytató szakiskola és szakközépiskola 5–8. évfolyamára járó tanulókat is, ha e tanulók a központi program alapján az 5., illetve a 7. évfolyamtól kezdődően – a Közokt. tv. 27. § (7) bekezdése, illetőleg a 29. § (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítják el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit.

c) A középiskola (a gimnázium és szakközépiskola) 9–12., – a Közokt. tv. 28. § (4) bekezdésében, illetve 29. § (2) és (8) bekezdésében meghatározott esetben a 9-13. – évfolyamára járó, a szakiskolában – a Közokt. tv. 27. § (8) bekezdése szerint – szervezett felzárkóztató oktatásban részt vevő, tíz, vagy húsz hónapig tartó 9. évfolyamra, a Közokt. tv. 126. § (4) bekezdése szerint szervezett előkészítő 9. évfolyamra, továbbá a 27. § (1) bekezdése figyelembevételével a 9–10. évfolyamokra járó tanulók után, beleértve

- a sajátos nevelési igényű tanulókat,
- a művészeti szakmai vizsgára felkészítő, párhuzamos művészeti képzést folytató szakiskola és szakközépiskola évfolyamaira járó tanulókat is, ha a tanulók a központi program alapján – a Közokt. tv. 27. § (7) bekezdése, illetőleg a 29. § (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítják el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit,
- azokat a középiskolai tanulókat, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja (a továbbiakban: AJTP) keretében szervezik meg az oktatást, nevelést,
- azokat a szakiskolai tanulókat, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján – a Halmozottan Hátrányos Helyzetű Tanulók Arany János Kollégiumi-Szakiskolai Programja (a továbbiakban: AJKSZP) keretében szervezik meg az oktatást, nevelést,
- azokat a 9. előkészítő osztályba járó középiskolai tanulókat, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja (a továbbiakban: AJKP) keretében szervezik meg az oktatást, nevelést.

d) A szakközépiskolában, szakiskolában (speciális szakiskolában, készségfejlesztő szakiskolában) – a Közokt. tv., valamint a szakképzésről szóló 1993. évi LXXVI. törvény (a továbbiakban: szakképzési törvény) rendelkezéseinek megfelelően – a szakképzési évfolyamokon szervezett szakmai elméleti képzésben részt vevő tanulók után – beleértve a sajátos nevelési igényű tanulókat is – az első szakképesítésnek minősülő szakképesítés megszerzésére történő felkészítéshez. Első szakképzésben részt vevőnek minősül az a tanuló is, aki már rész-szakképesítést szerzett. A Közokt. tv. 114. § (2) bekezdése alá tartozó tanulók esetében a második, illetve további szakképzésben részt vevő tanuló után is jár e hozzájárulás.

e) Azon alapfokú művészetoktatási intézmények zeneművészeti ágán – az alapfokú művészetoktatás követelményei és tantervi programjának bevezetéséről és kiadásáról szóló 27/1998. (VI. 10.) MKM rendeletben meghatározott – egyéni foglalkozás keretében történő oktatásban részt vevő tanulók, illetve a képző-és iparművészeti, táncművészeti, szín- és bábművészeti ágán tanulók, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban részt vevő tanulók létszáma után, amelyek a közoktatás minőségbiztosításáról és minőségfejlesztéséről szóló 3/2002. (II. 15.) OM rendelet (a továbbiakban: 3/2002. (II. 15.) OM rendelet) 10-14/F. §-ában meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerezték. Az alapfokú művészetoktatási intézménybe beírt és a foglalkozásokon részt vevő tanuló csak egy jogcímen vehető figyelembe, abban az esetben is, ha több tanszakon, illetve több művészeti ágban, vagy több alapfokú művészetoktatási intézményben részesül művészeti képzésben.

A tanulót abban az intézményben és azon a jogcímen kell figyelembe venni, amelyik tanszakra az ingyenesség megilleti, illetve a térítési díjfizetési kötelezettséget – külön jogszabályban meghatározott nyilatkozat megtételével – választotta, és a választott képzés keretében számára legalább heti négy foglalkozást biztosítanak. A több tanszakon biztosított foglalkozások száma nem vonható össze. Az egységes iskolában az egységes helyi tanterv alapján oktatott tanulók számát, illetve a Waldorf iskolák kerettanterve alapján oktatott azon intézmények tanulóinak számát, amelyek a 3/2002. (II. 15.) OM rendelet 10-14/F. és 14/H. §-ában meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerezték, a mutatószám-számításnál kettővel el kell osztani.

f) A kollégiumi, externátusi nevelésben, ellátásban, – a Közokt. tv. 53. § (7)–(9) bekezdése alapján szervezett – iskolai rendszerű nappali oktatásban részt vevő és kollégiumi, externátusi elhelyezésben részesülő tanulók után, beleértve a sajátos nevelési igényű gyermekeket, tanulókat, továbbá a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a és a 39/H. §-a alapján az AJTP-ben, az AJKP-ban és az AJKSZP-ben részt vevőket is. Ez a hozzájárulás jár a nappali oktatásban még nem részesülő gyermek után is, ha a kollégium az alapító okirata szerint többcélú intézményként működik, és az óvodai nevelés keretében legalább a hét munkanapjain – szükség szerint hétvégén is – folyamatosan, megszakítás nélkül biztosítja az óvodás gyermekek felügyeletét, ellátását.

Externátusi ellátásban részesülő tanuló esetén a hozzájárulás akkor igényelhető, ha a tanuló részére férőhely hiánya miatt nem lehetett kollégiumi elhelyezést biztosítani. További feltétel, hogy a lakhatási költségeket (albérleti díj, közüzemi díj) a fenntartó önkormányzat vállalja. Nem igényelhető a hozzájárulás a – Polgári Törvénykönyvről szóló 1959. évi IV. törvény 685. § b) pontjában meghatározott – közeli hozzátartozóknál lakó tanuló után.

g) Az általános iskolában, a nyolc évfolyamos gimnázium 5–8. évfolyamán, a hat évfolyamos gimnázium 7–8. évfolyamán nappali rendszerű oktatásban részt vevő tanulók után, akik számára a Közokt. tv. 53. § (4) bekezdése szerinti időkeretekben szervezett napközis vagy tanulószobai foglalkozást, illetve a 11/1994. (VI. 8.) MKM rendelet 39/C. §-ának megfelelően szervezett egész napos iskolaotthonos oktatást, nevelést biztosítanak.

Az a)–d) pont alatti hozzájárulás egy gyermek/tanuló után csak egy jogcímen vehető igénybe. Az a)-d) pontokhoz kapcsolódó hozzájárulás mellett az e)–g) pontok szerinti hozzájárulások az ott meghatározott feltételekkel járnak.

Az a)–g) pont alatt figyelembe vehető gyermek/tanuló létszám alapján a Közokt. tv.-ben meghatározott oktatás-szervezési paraméterek alkalmazásával számított teljesítmény-mutatóhoz kapcsolódik a hozzájárulás.

A teljesítmény-mutató számítási eljárása a következő:

Tm = (T / O) x Teh

Ahol:

Tm = adott nevelési évekre, évfolyam-csoportra, kollégiumi csoportra számított teljesítmény-mutató egy tizedesre kerekítve,

T = adott nevelési évekre szervezett csoport, iskolai évfolyam-csoport, kollégiumi csoport összes gyermek/tanulólétszáma egész főre kerekítve,

O = az egységes óvodai-bölcsődei, az óvodai nevelési évek, az általános iskolai 1–8., a 9–13 évfolyamok, a szakképzési évfolyamok esetében az évfolyam-csoportra meghatározott csoport/osztály átlaglétszám, az alapfokú művészeti képzés zeneművészeti ágára és egyéb művészeti ágára, a kollégiumi csoportokra, valamint az általános iskolai napközi/tanulószobai, illetve az iskolaotthonos foglalkoztatásra meghatározott csoport átlaglétszám,

Teh = tanítási együttható (két tizedesre kerekítve), azaz

– a Közokt. tv.-ben az évfolyam-csoportra meghatározott heti óvodai (egységes óvodai-bölcsődei gondozási), nevelési, illetve heti tanulói foglalkoztatási időkeretre, továbbá az alapfokú művészetoktatás, a kollégiumi csoport-foglalkozások, a napközis/tanulószobai, vagy iskolaotthonos foglalkoztatás szervezési időkereteire épülő, elismert időkeret (tanórában), és

– a Közokt. tv.-ben meghatározott pedagógus heti kötelező óraszám hányadosa (az egységes óvoda-bölcsőde esetében is az óvoda-pedagógusok kötelező heti óraszáma alapozza meg a számítást)

– korrigálva az intézménytípus-együtthatóval.

A gyermek, tanuló létszámok meghatározásánál nem alkalmazható a Közokt. tv. 3. számú melléklete II. Az osztályok, csoportok szervezése cím alatti 3. pontjában foglalt, a csoportok szervezéséhez előírt létszám-számítás.

Ha a nevelést, oktatást összevont osztályban, vegyes életkorú óvodai csoportban szervezik meg, akkor a teljesítmény-mutató számításánál a gyermeket, tanulót a legmagasabb számozású iskolai évfolyamhoz, illetve a legmagasabb életkornak megfelelő óvodai csoporthoz kell besorolni. A fejlesztő iskolai oktatásban részt vevő tanulókat – évfolyamtól függetlenül – 4. évfolyamos tanulóként kell számításba venni. A teljesítmény-mutató számításánál figyelembe vehető paramétereket a Kiegészítő szabályok 10. f) pontja tartalmazza.

16. Közoktatási kiegészítő hozzájárulások

a) Iskolai gyakorlati oktatás, szakképzés (szakmai gyakorlati képzés)

aa) Iskolai gyakorlati oktatás a szakiskola és a szakközépiskola 9–10. évfolyamán, nyelvi előkészítő évfolyam esetén 10–11. évfolyamán

FAJLAGOS ÖSSZEG: 35 000 forint/fő/év

a 2011/2012. nevelési évre, tanévre

- 2011. költségvetési évben időarányosan 4 hónapra,
- 2012. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat az általa fenntartott szakiskolában (speciális szakiskolában, készségfejlesztő szakiskolában), illetve szakközépiskolában a 9–10. évfolyamon, nyelvi előkészítő évfolyam esetén 10–11. évfolyamon folyó és a nappali oktatás munkarendje szerint szervezett gyakorlati oktatásban részt vevő tanulók után veheti igénybe a Közokt. tv. 27. §-a szerint a szakiskolákban a pályaorientáció és a gyakorlati oktatás, a szakközépiskolákban a pedagógiai programban meghatározott – a Közokt. tv. 29. § (1) bekezdése szerinti – szakmai orientációs gyakorlati oktatás legfeljebb 12 fős csoportban és legalább heti négy órában történő megszervezéséhez.

ab) Szakmai gyakorlati képzés a szakképzési évfolyamokon

FAJLAGOS ÖSSZEG: 98 000 forint/fő/év

a 2011/2012. nevelési évre, tanévre

– 2011. költségvetési évben időarányosan 4 hónapra,

– 2012. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat az általa fenntartott szakközépiskolában, szakiskolában (speciális szakiskolában, készségfejlesztő szakiskolában) – a Közokt. tv. és a szakképzési törvény rendelkezéseinek megfelelően – szervezett szakképzésben, szakmai gyakorlati képzésben részt vevő tanulók után az első szakképesítésnek minősülő szakképesítés megszerzésére történő felkészítéshez veheti igénybe. Első szakképzésben részt vevőnek minősül az a tanuló is, aki már rész-szakképesítést szerzett. A Közokt. tv. 114. § (2) bekezdése alá tartozó tanulók esetében a második, illetve további szakképesítésekhez kapcsolódó szakmai gyakorlati képzésben, részt vevő tanulók után is jár e hozzájárulás.

A hozzájárulás igénylési feltételei:

aba) a hozzájárulást a helyi önkormányzat az Országos Képzési Jegyzék (a továbbiakban: OKJ) szerint egyéves képzési idejű szakképzésben valamennyi, a kettő és fél, illetve hároméves képzési idejű szakképzésben a második szakképzési évfolyamon, valamint a speciális szakiskola, a készségfejlesztő speciális szakiskola szakképzési évfolyamain – nem OKJ képzés esetében is – az életkezdéshez, a munkába álláshoz szükséges ismeretek átadását szolgáló képzés esetén a Közokt. tv. 27. § (10) bekezdése szerinti, mindkét szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szakmai gyakorlati képzésben részt vevő tanuló után veheti igénybe.

abb) a hozzájárulás 140%-át veheti igénybe a helyi önkormányzat az első szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szervezett szakmai gyakorlati képzésben részt vevő tanulók után, ha az OKJ szerint egyévesnél hosszabb a képzési idő.

abc) a hozzájárulás 60%-át veheti igénybe a helyi önkormányzat az utolsó szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szervezett szakmai gyakorlati képzések esetében, ha az OKJ szerint egyévesnél hosszabb a képzési idő.

abd) a hozzájárulás 20%-át veheti igénybe a helyi önkormányzat a tanulószerződés alapján nem a helyi önkormányzat által fenntartott létesítményben szervezett szakmai gyakorlati képzésben részt vevő azon tanuló után, akivel a szakképzési törvény 27. §-a alapján tanulószerződést kötöttek. Nem igényelhető további normatíva a tanulószerződés alapján gyakorlati képzésben részt vevő tanuló után, akkor sem, ha a gazdálkodó szervezet kötelezettségeit a szakképzési törvény 28. § (2) bekezdése alapján a szakképző iskola átvállalja.

Az e pont alatti hozzájárulások egy tanuló után csak egy jogcímen vehetők igénybe a Kiegészítő szabályok 10. g) pontjában a létszám-számításra vonatkozó előírások szerint. A létszám számításánál a helyi önkormányzati fenntartásban költségvetési szervként működtetett központi képzőhelyeken tanulók vehetők figyelembe.

Az e pont alatti hozzájárulások igénybevételének feltétele, hogy a gyakorlati oktatást a Közokt. tv. 42. § (3) bekezdése szerint szervezzék meg.

Nem igényelhető ez a hozzájárulás

- a Közokt. tv. 27. § (7) bekezdése, illetőleg a 29. § (8) bekezdése szerinti párhuzamos művészeti képzésben részt vevő tanulók után,
- a Közokt. tv. 27. § (8) bekezdése szerinti felzárkóztató oktatásban részt vevő, tíz, vagy húsz hónapig tartó 9. évfolyamon tanulók után,
- a Közokt. tv. 126. § (4) bekezdése szerint szervezett előkészítő 9. évfolyamon tanulók után,
- a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján az AJKSZP keretében szervezett szakiskolai oktatásban részt vevő tanulók után.

b) Sajátos nevelési igényű gyermekek, tanulók nevelése, oktatása

ba) Gyógypedagógiai (konduktív pedagógiai) nevelés, oktatás az óvodában és az iskolában

FAJLAGOS ÖSSZEG: 224 000 forint/fő/év

a 2011/2012. nevelési évre, tanévre

– 2011. költségvetési évben időarányosan 4 hónapra,

– 2012. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat az általa fenntartott óvodában, a Közokt. tv. 30/A. § (1) bekezdése szerint a feladat ellátására jogosult intézményekben megszervezett fejlesztő iskolai oktatásban, az általános iskola 1-8., a nyolc évfolyamos gimnázium 5–8., és a hat évfolyamos gimnázium 7–8. évfolyamán, a középiskolában, szakiskolában és szakképző intézményben, az illetékes szakértői és rehabilitációs bizottság szakvéleménye alapján nappali rendszerű iskolai oktatásban, gyógypedagógiai (konduktív pedagógiai) nevelésben, oktatásban részt vevő gyermekek, tanulók után veheti igénybe.

Ez a hozzájárulás jár azok után a nappali rendszerű iskolai oktatatásban részesülő sajátos nevelési igényű tanulók, továbbá óvodai nevelésben részesülő sajátos nevelési igényű gyermekek után is, akik kollégiumban elhelyezésben, nevelésben, ellátásban részesülnek.

A hozzájárulás igénylési feltételei:

baa) A hozzájárulás azon sajátos nevelési igényű tanulók után jár, akik tanulmányi kötelezettségüket az illetékes szakértői és rehabilitációs bizottság szakvéleménye alapján magántanulóként teljesítik, valamint azok után a nem sajátos nevelési igényű, de – a magasabb összegű családi pótlékra jogosító betegségekről és fogyatékosságokról szóló 5/2003. (II. 19.) ESzCsM rendelet 1. § (1) bekezdésében meghatározott, szakorvos által kiállított – orvosi igazolás alapján tanulmányaikat magántanulóként folytató tanulók után, akik részére az iskola legalább heti nyolc tanítási óra egyéni felkészítést biztosít.

bab) A hozzájárulás 60%-a jár azon tanulók után, akik esetében a pedagógiai szakszolgálatokról szóló 4/2010. (I. 19.) OKM rendelet (a továbbiakban: 4/2010. (I. 19.) OKM rendelet) 19. § (4) bekezdése alapján megállapította, hogy az áthelyezés indokoltsága (a sajátos nevelési igény) megszűnt, és a 2011/2012. tanévet, illetve a 2010/2011. tanévtől visszahelyezett tanuló a 2011/2012. tanévet is a kötelező felvételt biztosító vagy a választott általános iskolában kezdte meg, feltéve, ha az áthelyezés (tan)évében az oktatásért felelős miniszter által kiadott pedagógiai rendszer szerint szervezik meg az oktatását. Ez a hozzájárulás jár azon tanulók után is, akiknek folyamatos figyelemmel kísérését az illetékes szakértői és rehabilitációs bizottság – 4/2010. (I. 19.) OKM rendelet 17. §-a alapján – rendelte el. A hozzájárulás kizárólag a visszahelyezéstől számított második tanév végéig igényelhető.

bac) A hozzájárulás 160%-a jár a testi, érzékszervi, súlyos, középsúlyos értelmi fogyatékos, az autista, a halmozottan fogyatékos, a súlyosan, halmozottan fogyatékos sajátos nevelési igényű gyermekek, tanulók után.

bad) A hozzájárulás 80%-a jár a beszédfogyatékos, az enyhén értelmi fogyatékos sajátos nevelési igényű gyermekek, tanulók után.

bae) A hozzájárulás 70%-a jár a megismerő funkciók, vagy a viselkedés fejlődésének tartós és súlyos, vagy súlyos rendellenessége miatt sajátos nevelési igényű gyermekek, tanulók után.

bb) Korai fejlesztés, gondozás

FAJLAGOS ÖSSZEG: 240 000 forint/fő/év

A hozzájárulást igénybe veheti a helyi önkormányzat az illetékes szakértői és rehabilitációs bizottság szakvéleménye alapján otthoni ellátásban, vagy közoktatási, illetve nem közoktatási intézményben – bölcsőde, fogyatékosok ápoló-gondozó otthona, gyermekotthon, szociális és gyermekvédelmi bentlakásos és átmeneti elhelyezést nyújtó intézmény – szervezett korai fejlesztésben és gondozásban részt vevő gyermek után, ha a feladat ellátásáról a Közokt. tv.-ben, valamint a 4/2010. (I. 19.) OKM rendelet 25-27. §-aiban foglalt követelményeknek megfelelően gondoskodik. E hozzájárulás mellett a közoktatási célú hozzájárulások közül – a 17. jogcím kivételével – más nem igényelhető.

bc) ejlesztő felkészítés

FAJLAGOS ÖSSZEG: 305 000 forint/fő/év

A hozzájárulást igénybe veheti a helyi önkormányzat az illetékes szakértői és rehabilitációs bizottság szakvéleménye alapján otthoni ellátásban, vagy közoktatási, illetve nem közoktatási – bölcsőde, fogyatékosok ápoló-gondozó otthona, gyermekotthon, fogyatékosok rehabilitációs intézménye, fogyatékosok nappali intézménye – intézményben szervezett fejlesztő felkészítésben részt vevő gyermekek után, ha a feladat ellátásáról a Közokt. tv.-ben, valamint a 4/2010. (I. 19.) OKM rendelet 28. §-ában foglalt követelményeknek megfelelően gondoskodik.

A hozzájárulás igénylési feltételei:

bca) A hozzájárulás azon sajátos nevelési igényű gyermekek után jár, akik az illetékes szakértői és rehabilitációs bizottság szakvéleménye alapján – a 4/2010. (I. 19.) OKM rendelet 28. § a) pontja szerint – fejlesztő felkészítésben részesülnek.

bcb) a hozzájárulás 140%-a jár azon sajátos nevelési igényű tanulók után, akik az illetékes szakértői és rehabilitációs bizottság szakvéleménye alapján tankötelezettségüket – a 4/2010. (I. 19.) OKM rendelet 28. § b) pontja szerint – egyéni fejlesztő felkészítés keretében teljesítik.

E hozzájárulás mellett a közoktatási célú hozzájárulások közül – a 17. jogcím kivételével – más nem igényelhető.

A 16. b) pont alatti kiegészítő hozzájárulások az óvodai, iskolai nevelésben, oktatásban részt vevők után egy jogcímen vehetők igénybe, függetlenül attól, hogy a gyermeket, illetve a tanulót a többi gyermektől, tanulótól elkülönítve külön óvodai csoportban, illetve külön iskolai osztályban, vagy a többi gyermekkel, tanulóval együtt egy óvodai csoportban, illetve egy iskolai osztályban nevelik és oktatják. A 16. ba) pont alatti sajátos nevelési igényű, nappali rendszerű iskolai oktatásban, továbbá óvodai nevelésben részt vevő tanulók/gyermekek után, akik kollégiumi nevelésben, ellátásban is részesülnek ez utóbbi jogcímen is igényelhető hozzájárulás fenti feltételek szerint.

c) Nem magyar nyelven folyó nevelés és oktatás, valamint a roma kisebbségi oktatás

FAJLAGOS ÖSSZEG: 40 000 forint/fő/év

a 2011/2012. nevelési évre, tanévre

– 2011. költségvetési évben időarányosan 4 hónapra,

– 2012. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott

– óvodában azon nemzeti, etnikai kisebbségi nevelésben részt vevő gyermekek után, akiknek anyanyelvű és kétnyelvű óvodai nevelését a Nemzeti, etnikai kisebbség óvodai nevelésének irányelve és a Nemzeti, etnikai kisebbség iskolai oktatásának irányelve kiadásáról szóló 32/1997. (XI. 5.) MKM rendelet (a továbbiakban: kisebbségi oktatás irányelve) szerinti nevelési program alapján biztosítja,
– iskolában azon nappali rendszerű nemzeti, etnikai kisebbségi iskolai oktatásban részt vevő tanulók után, akiknek a nyelvoktató iskolai nevelését, oktatását (ideértve a romani és a beás nyelveket is) a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv alapján biztosítja,
– iskolában azon nappali rendszerű oktatásban részt vevőnek minősülő tanulók után, akiknek – a Közokt. tv. 86. § (6) bekezdése alapján – kiegészítő kisebbségi oktatást biztosít a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv szerint.

A kisebbségi óvodai nevelés és iskolai oktatás irányelve szerint kizárólag magyar nyelven folyó roma kisebbségi óvodai nevelés, nappali rendszerű iskolai nevelés-oktatás esetén a kisebbségi oktatás irányelve szerint szervezett programban részt vevő gyermekek, tanulók számát az igényjogosultság számításánál el kell osztani 2-vel.

Az e pont alatti hozzájárulások gyermekenként, tanulónként csak egy jogcímen igényelhetők, továbbá e mellett nem igényelhető a 16. d) pont szerinti hozzájárulás. E hozzájárulások igénylésénél figyelembe kell venni a Kiegészítő szabályok 10. j) pontjában foglalt további együttes feltételeket is.

d) Nemzetiségi nyelvű, két tanítási nyelvű oktatás, nyelvi előkészítő oktatás

FAJLAGOS ÖSSZEG: 64 000 forint/fő/év

a 2011/2012. nevelési évre, tanévre

– 2011. költségvetési évben időarányosan 4 hónapra,

– 2012. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott iskolában, nappali rendszerű iskolai oktatásban részt vevő azon tanuló után, akinek

– nemzetiségi nyelven vagy nemzetiségi és magyar nyelven (nemzetiségi két tanítási nyelvű oktatás) szervezi meg az oktatást a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv alapján, vagy
– két tanítási nyelven (két tanítási nyelvű oktatás) szervezi meg az oktatást, azokon az évfolyamokon, amelyeken a helyi tanterv alkalmazása kötelező, illetve választható, ott a két tanítási nyelvű iskolai oktatás irányelve szerint készült helyi tanterv alkalmazásával, vagy
– a Közokt. tv. 28. § (4) bekezdése, illetve a 29. § (2) bekezdése alapján készült helyi pedagógiai program, illetve a helyi tanterv alapján nyelvi előkészítő évfolyamon biztosítja az oktatást.

Az e pont szerinti hozzájárulások gyermekenként, tanulónként csak egy jogcímen vehetők igénybe, továbbá e mellett nem igényelhető a 16. c) pont szerinti hozzájárulás.

e) Egyes pedagógiai programok, szakmai feladatok

ea) Párhuzamos művészet-oktatás

FAJLAGOS ÖSSZEG: 210 000 forint/fő/év

a 2011/2012. nevelési évre, tanévre

– 2011. költségvetési évben időarányosan 4 hónapra,

– 2012. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat igényelheti az általa fenntartott intézményben a párhuzamos művészeti képzést folytató szakiskola és szakközépiskola 5–12. évfolyamára, vagy 7–12. évfolyamára, illetve a Közokt. tv. 29. § (2) és (8) bekezdésében meghatározottak szerint a 13. évfolyamára járó tanulók után, ha a tanuló a központi program alapján az 5., a 7. és 9. évfolyamtól kezdődően – a Közokt. tv. 27. § (7) bekezdése, illetőleg a 29. § (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítja el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit. E hozzájárulás mellett a 16. a) pont alatti kiegészítő hozzájárulások nem vehetők igénybe.

eb) A középszintű érettségi vizsga és a szakmai vizsga lebonyolítása

FAJLAGOS ÖSSZEG: 6 000 forint/fő/év

A hozzájárulást a helyi önkormányzat igényelheti az általa fenntartott középfokú oktatási intézményekben megszervezett 2011. évi középszintű érettségi vizsgáztatás, valamint a szakmai vizsgáztatás megszervezéséhez. Az igényjogosultság alapja a középszintű érettségi vizsga vonatkozásában a középiskolákban a 12. évfolyamos – a 13 évfolyammal működő középiskolákban a 13. évfolyamos – tanulók 2010/2011. tanévi nyitó (október 1-jei), közoktatási statisztikai tényleges létszáma, a szakmai vizsga vonatkozásában a szakiskolákban – beleértve a speciális szakiskolákat is –, továbbá a szakképzési kimenő évfolyamokon tanulók 2010/2011. tanévi nyitó (október 1-jei), közoktatási statisztikai tényleges létszáma. A támogatás kizárólag a Közokt. tv. 114. §-ában meghatározott ingyenes vizsgák után vehető igénybe.

ec) Szakmai, informatikai fejlesztési feladatok támogatása

FAJLAGOS ÖSSZEG: 1 750 forint/fő/év

A hozzájárulást a helyi önkormányzat igényelheti az általa fenntartott általános iskolákban, gimnáziumokban, szakközépiskolákban, szakiskolákban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményekben az általános műveltséget megalapozó iskolai évfolyamokon nappali rendszerű oktatásban részt vevő tanulók 2010/2011. tanévi nyitó (október 1-jei) közoktatási statisztikai létszáma alapján.

f) Középiskolába, szakiskolába bejáró tanulók ellátása

FAJLAGOS ÖSSZEG: 15 300 forint/fő/év

a 2011/2012. nevelési évre, tanévre

– 2011. költségvetési évben időarányosan 4 hónapra,

– 2012. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a középiskolába, szakiskolába – nappali rendszerű középfokú iskolai oktatásban részt vevő – bejáró tanulók után a fenntartó

- települési önkormányzat a lakott külterületéről és a közigazgatási területén kívülről bejáró tanuló után,
- megyei önkormányzat a megyei fenntartásban lévő intézménybe más megye közigazgatási területéről bejáró tanuló után,
- a Fővárosi Önkormányzat, fővárosi kerületi önkormányzat a fenntartásában lévő intézménybe a főváros közigazgatási területén kívüli település(ek)ről bejáró tanuló után

veheti igénybe.

Bejáró az a gyermek, tanuló, akinek a lakóhelye, ennek hiányában a tartózkodási helye a tanévi nyitó közoktatási statisztikai (október 1-jei) állapot szerint nem azonos az intézmény székhelyével, illetve telephelyével. Lakott külterületről bejárónak a hozzájárulás igénylése szempontjából az a gyermek, tanuló tekinthető, akit a fenntartó önkormányzat lakott külterületről szervezett formában szállít az intézménybe.

A kollégiumi elhelyezésben részesülők esetén, a kollégium székhelyén, illetve telephelyén nevelésben, oktatásban részt vevők után, továbbá a főváros közigazgatási területén lakók után, ha fővárosi székhelyű, illetve telephelyű óvodát, iskolát vesznek igénybe, a hozzájárulás nem igényelhető.

g) Intézményi társulás óvodájába, általános iskolájába járó gyermekek, tanulók támogatása

FAJLAGOS ÖSSZEG: 32 000 forint/fő/év

a 2011/2012. nevelési évre, tanévre

- 2011. költségvetési évben időarányosan 4 hónapra,
- 2012. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igényelheti az intézmény székhelye szerinti önkormányzat az intézményi társulásban részt vevő községek óvodai nevelésben, általános iskolai 1-8. évfolyamos oktatásban részt vevő gyermekek, tanulók létszáma után.

a) A 2008-2011. években alakuló társulások esetén a hozzájárulás az 5–8. évfolyamos tanulók után abban az esetben igényelhető, ha a társulásban fenntartott intézmények 5–8. évfolyamain – az évfolyam-csoportban együttesen – az osztály átlaglétszám eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 75%-át.

b) Az a) pontnál korábbi év(ek)ben már működő társulásoknál a hozzájárulás az 5–8. évfolyamos tanulók után abban az esetben igényelhető, ha a 2011/2012. tanévben az 5–8. évfolyamon szervezett osztályban tanulók esetében az osztály átlaglétszám eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 60%-át.

Az a)–b) pont szerinti esetekben az átlaglétszám számításnál figyelmen kívül lehet hagyni a nemzetiségi, kisebbségi oktatásra szervezett osztályokat és alkalmazni kell a Közokt tv. 3. számú melléklete II. Az osztályok, csoportok szervezése cím alatti 3. pontjában foglaltakat.

Az igénylés további feltétele az érintett nevelési-oktatási intézmény írásos megállapodásban rögzített közös alapítása és/vagy megállapodás alapján közös üzemeltetése, az intézmény költségvetésének közös meghatározása. Az intézményen belül a társulásba járó gyermeknek, tanulónak a hozzájárulás szempontjából csak azokon az iskolafokozatokon (1–4., és/vagy 5–8. évfolyamra szervezett oktatás, és/vagy óvodai nevelés keretében) résztvevőket lehet tekinteni, amelyekre az érintett települések a közös feladat-ellátást megszervezték.

Nem vehető igénybe a hozzájárulás, ha az intézményi társulás ugyanazon közoktatási feladat ellátására (óvodai nevelés, általános iskolai nevelés-oktatás, középfokú oktatás) több önálló OM azonosítóval rendelkező intézményt tart fenn.

A társulás intézményeibe járó városi gyermekek, tanulók után a hozzájárulás nem jár.

17. Szociális juttatások, egyéb szolgáltatások

a) Kedvezményes óvodai, iskolai, kollégiumi étkeztetés

FAJLAGOS ÖSSZEG: 68 000 forint/fő/év

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott óvodában, iskolában nappali rendszerű oktatásban, továbbá a kollégiumi ellátásban részt vevő – a 15., a 16. bb) és a 16. bc) jogcímen figyelembe vehető – gyermekek, tanulók után, akik számára a fenntartó a Gyvt. 148. § (5) bekezdése alapján 50%-os normatív étkezési térítésidíj-kedvezményt biztosít, illetve azok után a rendszeres gyermekvédelmi kedvezményben részesülő óvodások, 1–8. évfolyamos általános iskolai tanulók után, akik számára ingyenes étkeztetést biztosít.

Az e körbe tartozó gyermek, tanuló után csak egy jogcímen jár a hozzájárulás. Ugyanazon gyermek, tanuló – művészeti (párhuzamos) oktatás vagy a kiegészítő kisebbségi oktatásban vendégtanulói jogviszony vagy kollégiumi ellátás esetén – csak egy intézménynél vehető figyelembe.

Az igényjogosultság számítása a Kiegészítő szabályok 10. k) pontja szerint történik.

b) Tanulók ingyenes tankönyvellátásának támogatása

FAJLAGOS ÖSSZEG: 12 000 forint/fő/év

A hozzájárulást igénybe veheti a helyi önkormányzat a Közokt. tv. 10. § (4) bekezdése, továbbá a tankönyvpiac rendjéről szóló 2001. évi XXXVII. törvény 8. § (4) bekezdése alapján – az 1–13. évfolyamokon, a szakiskola 9–10. évfolyamán és a szakképzési évfolyamokon – nappali rendszerű oktatásban részt vevő, ingyenes tankönyvellátásra jogosult iskolai tanulók ingyenes tankönyvellátásához a 2011/2012. tanévi nyitó (október 1-jei) közoktatási statisztikai állapotra becsült létszáma alapján.

A hozzájárulás egy tanuló után egy jogcímen igényelhető.

A tanulói tankönyvtámogatások megállapításához figyelembe kell venni a tankönyvvé nyilvánítás, a tankönyvtámogatás, valamint az iskolai tankönyvellátás rendjéről szóló 23/2004. (VIII. 27.) OM rendelet 22. §-ának előírásait is. A hozzájárulással való elszámolás a 2011/2012. tanévi nyitó (október 1-jei) tényleges közoktatási statisztikai létszámból, az ingyenes tankönyv-ellátásra jogosultak száma alapján történik.

A hozzájárulás folyósítása augusztus hónapban az államháztartás működési rendjéről szóló 292/2009. (XII. 19.) Korm. rendelet 16. számú mellékletében meghatározott időpontig történik.

Kiegészítő szabályok:

1. A lakosságszámra és a korcsoportokba tartozókra a KEKKH adatait a 2010. január 1-jei állapot szerint, a települési önkormányzatok közigazgatási státuszát a 2010. november 1-jei állapot szerint kell figyelembe venni.
2. Gondozási nap: egy ellátott egy napi intézményi ellátása (tartós és átmeneti szociális intézményben, gyermekek átmeneti gondozását biztosító és gyermekvédelmi szakellátást nyújtó intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony – a kórházi és a gyermekvédelmi szakellátást kivéve – egy évi folyamatos távollét esetén megszűnik.
3. A helyi önkormányzatok kötelező feladatainak a Szoctv. 120–122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés keretében történő ellátása esetén a normatív hozzájárulás igénylésére a szolgáltatás, illetve az intézmény működési engedéllyel rendelkező fenntartója jogosult, kivéve a 11. a) pontot, amely jogcímnél – ellátási szerződés esetén is – a települési önkormányzat jogosult a normatív hozzájárulásra.
4. A települési és területi kisebbségi önkormányzatok és a többcélú kistérségi társulások az általuk nyújtott 11. c), d), e) jogcímek szerinti szolgáltatásokhoz kapcsolódóan, továbbá az általuk fenntartott intézményekben a 11. ab)–ad), 11. b), 11. f)–h), 12–14. pontok szerinti hozzájárulásokra jogosultak az egyes jogcímekben szereplő feltételek szerint azzal, hogy a lakosságszámhoz kapcsolódó feltételt a többcélú kistérségi társulásban e feladat(ok)ban részt vevő települések együttesen kell, hogy teljesítsék. Többcélú kistérségi társulás 11. ab)–ad) pontok szerinti hozzájárulásra jogosultsága mellett a társulásban részt vevő települési önkormányzat/ok/nak nem jár a 11. aa) pont szerinti hozzájárulás.
5. A 11. ab)–14. c) pontokban szereplő hozzájárulásokat azok a helyi önkormányzatok, többcélú kistérségi társulások vehetik igénybe, amelyek az adott szociális szolgáltatásra, illetve gyermekjóléti, gyermekvédelmi szolgáltató tevékenységre külön jogszabály szerinti működési engedéllyel rendelkeznek.
6. A 11–14. pontokban szereplő feladatokhoz kapcsolódó normatív hozzájárulásra jogosult a székhely önkormányzat abban az esetben, ha a szolgáltatást a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja. Intézményi társulás keretében történő működtetése esetén
   - a jogosultságot a Kormány általános hatáskörű területi államigazgatási szerve vezetőjének nyilatkozatával kell igazolni, amelynek tartalmaznia kell, hogy a megállapodás törvényes,
   - a működési engedély egy példányával a társulásban részt vevő valamennyi önkormányzatnak rendelkeznie kell.

   Intézményi vagy többcélú kistérségi társulás keretében történő működtetés esetén
   - a 11. a) pont szerinti hozzájárulás összegének számításánál a társult települések összlakosságszámát kell figyelembe venni,
   - a 11. ab)–ad) pontok szerinti hozzájárulásra jogosultság esetén a társulásban részt vevő önkormányzat/ok/nak nem jár a 11. aa) pont szerinti hozzájárulás,
   - a 11. b) pont alatti hozzájárulás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja a 40 000-et.
   - a 11. i) pont alatti hozzájárulás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja az 50 000-et.

   A 11. ab)–ad) jogcímek esetében intézményi társulásnak kell tekinteni, ha a települési önkormányzat a többcélú kistérségi társulással kötött megállapodás alapján látja el a feladatot a megállapodásban foglalt és a működési engedélyben ellátási területként feltüntetett településeken.
7. A 11. a)–b), 11. e), 11. i) pontokban szereplő hozzájárulások teljes összege abban az esetben jár, ha a szolgáltatás a tárgyév egészében – a 11. aa) pont szerinti hozzájárulás kivételével – működési engedéllyel működik.

   Amennyiben a 11-14. pont szerinti szolgáltatás, intézmény nem egész évben működik, a hozzájárulás a működés megkezdését követő hónap 1-jétől, illetve megszűnése hónapjának utolsó napjáig időarányosan jár. Amennyiben a működési engedély adott hónap első napjától érvényes, és a szolgáltatás, intézmény ezen időponttól jogszerűen működik, e hónapra a hozzájárulás igénybe vehető.

   A 11. a) pontra vonatkozóan: egy lakosra csak egyszer igényelhető a normatív hozzájárulás.

   A 11. c) pont szerinti hozzájárulás azonos időszakban ugyanazon ellátott után a 11. g)–h) pontok szerinti hozzájárulásokkal együtt nem igényelhető.

A 11. d) pont szerinti hozzájárulás azonos időszakban ugyanazon ellátott után a 11. f)–h) pontok szerinti hozzájárulásokkal együtt nem igényelhető.

8. a) A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben – kivéve a hajléktalanok nappali intézményét – a Szoctv. 92/K. § (5)–(6) bekezdései alapján az ellátottak száma egyetlen napon sem haladhatja meg:
   - nappali intézmény esetén – a nappali melegedő kivételével – a működési engedélyben meghatározott férőhelyszám 110%-át,
   - bentlakásos intézmény esetén a működési engedélyben meghatározott férőhelyszám 105%-át,

   éves átlagban pedig a férőhelyszám 100%-át. Házi segítségnyújtás esetében az ellátottak száma egyetlen napon sem haladhatja meg a működési engedélyben meghatározott ellátotti létszám 110%-át, éves átlagban pedig annak 100%-át.

   b) A Gyvt. 100. § (5) bekezdése alapján az otthont nyújtó ellátás nevelőszülő, illetve gyermekotthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által működtetett – a működési engedélyben meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át. A helyettes szülőnél, a gyermekek, illetve családok átmeneti otthonában ellátottak száma éves átlagban nem haladhatja meg a működési engedélyben meghatározott férőhelyszám 100%-át.

9. A 12. pontban szereplő, a gyermekvédelmi szakellátáshoz kapcsolódó hozzájárulások (12. aa) és 12. ba) jogcímek) igénybevételének sajátos szabályai:
   - A gyámhatósági határozattal ideiglenes hatállyal elhelyezett, átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett beutalt gyermek szociális intézményi tartós elhelyezése esetén a gyermeket ellátó intézményt fenntartó önkormányzat veheti igénybe a 12. aa) pont szerinti hozzájárulást.
   - Amennyiben a gyermekvédelmi ellátásban részesülő gyermek bölcsődei ellátásban vagy közoktatási szolgáltatásban részesül, akkor az intézményt fenntartó önkormányzat jogosult a feladathoz kapcsolódó e melléklet szerinti normatív hozzájárulások igénybevételére is, az ott meghatározott feltételek szerint.
   - A 12. aa) és 12. ba) pontok szerinti ellátásban részesülők gondozási napok szerinti nyilvántartását – elhelyezés-típusonként – a területi gyermekvédelmi szakszolgálat köteles vezetni az ellátást nyújtó intézmények adatszolgáltatása alapján.
   - Ha a bentlakásos és átmeneti intézmény közoktatási feladatot is ellát, akkor a fenntartó önkormányzat az intézményen belül oktatott tanulók alapján igénybe veheti a feladatokhoz kapcsolódó e melléklet szerinti közoktatási célú normatív hozzájárulásokat és kiegészítő támogatásokat is, az ott meghatározott feltételekkel.
   - A megyei önkormányzat, illetve a megyei jogú város önkormányzata Gyvt. szerinti otthont nyújtó ellátás biztosítási kötelezettségét a gyermek – ideiglenes hatályú elhelyezését, illetve átmeneti nevelésbe vételét elrendelő – gyámhatósági határozatban megállapított lakóhelye határozza meg azzal az eltéréssel, hogy
     = amennyiben a gyermek lakóhelyét a gyámhatóság a nevelőszülő lakcímén, vagy a gyermekotthon, illetve a területi gyermekvédelmi szakszolgálat címén állapítja meg, az önkormányzati ellátási kötelezettséget a gyermek ezt megelőzően bejelentett legutolsó lakóhelye – annak hiányában bejelentett legutolsó tartózkodási helye – alapozza meg, melyet a gyámhivatal határozatában megjelöl. A megelőzően bejelentett lakóhely, tartózkodási hely fogalmába nem érthető bele a korábbi nevelő- és/vagy helyettes szülőhöz, illetve gyermekjóléti, gyermekvédelmi intézménybe történő bejelentett lakóhely és tartózkodási hely,
     = amennyiben az ideiglenes hatályú elhelyezést, illetve az átmeneti vagy tartós nevelésbe vételt megelőzően a gyermek nem rendelkezett sohasem bejelentett lakóhellyel, vagy tartózkodási hellyel, a megyei önkormányzaté az ellátási kötelezettség,
     = a tartós nevelésbe vétel teljes időtartama alatt az önkormányzat ellátási kötelezettsége változatlan.
   - A megyei önkormányzat, illetve a megyei jogú város önkormányzata Gyvt. szerinti utógondozói ellátás biztosítási kötelezettsége azon fiatal felnőtt vonatkozásában áll fenn, akivel szemben a nagykorúsága elérését megelőző napon még otthont nyújtó ellátás biztosítási kötelezettséggel tartozott.

   Ha a gyermekvédelmi ellátásban részesülő gyermek más önkormányzat által fenntartott intézményben szervezett intézményi étkeztetésben részesül, az étkeztetésért a Gyvt. 146. § (2) bekezdése szerint kell térítési díjat fizetni.

   A hozzájárulást nem vehetik igénybe a helyi önkormányzatok a központi költségvetési szerv által fenntartott intézményekben (javítóintézetben, gyermekotthonban, szociális intézményben, büntetés-végrehajtási intézetben, stb.) és a központi költségvetés által finanszírozott humánszolgáltatás keretében ellátottak után.

10. A 15-17. pont alatti normatív hozzájárulásokhoz kapcsolódó kiegészítő és értelmező rendelkezések:

a) A közoktatási célú normatív hozzájárulások igénylési és elszámolási feltételeit – a 16. bb), a 16. bc), 16 eb)-ec), a 17. a) és a 17. b) pontokban szereplő jogcímek kivételével – 2011. január 1-jétől augusztus 31-éig, a 2010/2011. nevelési évre, illetve tanévre a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CXXX. törvény (továbbiakban: 2010. évi Kvtv.) határozza meg.

b) E jogcímek tartalmazzák a Közokt. tv.-ben és végrehajtási rendeleteiben meghatározott közoktatási, kötelezően ellátandó szakmai feladatokhoz, a pedagógus juttatásokhoz – beleértve az iskolai- és diáksporthoz, a szabadidős programok szervezéséhez, kulturális neveléshez – kapcsolódó hozzájárulást.

c) Kizárólag olyan, helyi önkormányzat által fenntartott intézményben ellátott, oktatott létszám után vehetők igénybe a hozzájárulások, amely intézmény alapító okiratában az igényjogosultságot megalapozó tevékenység szerepel, és amely OM azonosítóval rendelkezik. A sajátos nevelési igényű gyermekek, tanulók után akkor vehető igénybe a hozzájárulás, ha az intézmény alapító okirata meghatározza a – Közokt. tv. 121. § 29. pontja szerinti – fogyatékosság típusát is. E hozzájárulások az azonosító számmal rendelkező tanulók, valamint az óvodai nevelésben és korai fejlesztésben, gondozásban részesülő gyermekek után vehetők igénybe.

d) A hozzájárulások igénybevétele és az elszámolás a megfelelő közoktatási statisztikai adatokra és az azt megalapozó előírt tanügyi okmányokra, vagy a hozzájárulást megalapozó egyéb okmányokra, analitikus nyilvántartásokra épül. Az igénylésnél és elszámolásnál figyelembe kell venni a Közokt. tv., a szakképzési törvény, valamint ezek végrehajtási rendeleteiben foglalt szakmai előírásokat, illetve az egyes normatívák igénylését megalapozó feltételeket. Nem korlátozzák az igénybevételt a közoktatási törvénynek a maximális csoport/osztály létszám betartására vonatkozó követelményei, kivéve, ha adott feladathoz kapcsolódó normatív hozzájárulás igénylési feltételeként nevesített a maximális csoport/osztály létszám.

e) Az igényjogosultság számításánál jogcímenként előforduló tört létszám esetén – a 15. pont szerinti hozzájárulások kivételével – az általános kerekítési szabályokat kell fenntartói szinten alkalmazni.

f) A 16–17. pont alatti normatív hozzájárulások megállapítása – a h) és k) pontban szereplő jogcímek kivételével – az önkormányzatok által közölt tényleges, az előző év október 1-jei közoktatási statisztikai adatok, illetve a költségvetési évben induló tanévre becsült, tanévi nyitó létszámok figyelembevételével központilag történik a következő képlet szerint:

$$Ei = \underbrace{S_1 * \frac{F_1 * 8}{12}}_{\text{kerekítés Ft-ra}} + \underbrace{S_2 * \frac{F_2 * 4}{12}}_{\text{kerekítés Ft-ra}}$$

ahol

$Ei =$	támogatási előirányzat (Ft),
$S_1 =$	a 2010/2011. tanévi nyitó statisztikai adat (fő), tervezésnél, elszámolásnál tényadat,
$F_1 =$	a 2010/2011. tanév utolsó 8 hónapjára vonatkozó normatív hozzájárulás fajlagos összege (Ft/fő),
$S_2 =$	a 2011/2012. tanévi nyitó statisztikai adat (fő), tervezésnél becsült, elszámolásnál tényadat,
$F_2 =$	a 2011/2012. tanévre vonatkozó normatív hozzájárulás fajlagos összege (Ft/fő).

A 16. bb), 16. bc) és 17. a) pont alatti hozzájárulási jogcímek esetében a számításnál a fenti képlet helyett a h) és k) pontokban foglalt előírások az irányadók.

Azoknál a jogcímeknél, ahol a létszám megállapítása a d) pont szerinti egyéb tanügyigazgatási dokumentumokra, illetve analitikus nyilvántartásokra épül, az ezek alapján – tanévenként, költségvetési éven belül – számított mutató a tervezés és az elszámolás alapja. Azoknál a jogcímeknél, ahol a mutatót éves átlaglétszámra számítva kell meghatározni, a képletben mindkét tanévre azonos mutató szerepel.

A 15. pont alatti normatív hozzájárulás megállapítása – a 15. g) pont kivételével – az önkormányzatok által közölt, a 2010/2011. nevelési évi, tanévi nyitó (október 1-jei) tényleges közoktatási statisztikai, és a 2011/2012. nevelési évi, tanévi nyitó (október 1-jei) közoktatási statisztikai állapotra becsült létszámokból központilag kiszámított közoktatási teljesítmény-mutató alapján történik. Az év végi elszámolás a tényleges statisztikai létszámok alapján történik mindkét nevelési év, illetve tanév tekintetében. A 15. g) ponton belül a napközi otthoni ellátáshoz kapcsolódó teljesítmény-mutató megállapítása egyéb tanügyigazgatási dokumentumokra, illetve analitikus nyilvántartásokra épül, melyhez figyelembe kell venni az i) pontban foglaltakat is.

A fenntartók saját számításaikhoz, a tervezéshez, illetve az év végi elszámoláshoz a központi számításokat megalapozó

- a 2010. évi Kvtv. 3. számú melléklete Kiegészítő szabályok 10. f) pontja alatti paraméter-rendszert 2011. augusztus 31-éig,
- alábbi paraméter-rendszert a 2011/2012. nevelési évre, tanévre 2011. szeptember 1-jétől

alkalmazzák:

Intézmény	Évfolyam-csoportok (nyitva tartás)		Gyermekek, tanulók heti foglalkoztatási időkerete	Csoport/ osztály átlaglétszám	Közoktatási törvény szerinti pedagógus heti kötelező óraszám	Intézménytípus-együttható	Tanítási együttható (Teh)
1	2		3	4	5	6	7 = 3/5*6
Óvoda (egységes óvoda-bölcsőde)	1-3. nevelési év	maximum napi 8 óra	51,0	20	32	0,85	1,35
		napi 8 órát meghaladja	61,0	20	32	0,85	1,62
Általános iskola	1-2. évfolyam		26,4	21	22	1,0	1,20
	3. évfolyam		26,8	21	22	1,0	1,22
	4. évfolyam, fejlesztő iskolai tanulók évfolyamtól függetlenül		30,6	21	22	1,0	1,39
	5–6. évfolyam		34,0	23	22	1,0	1,55
	7–8. évfolyam		38,8	23	22	1,0	1,76
Középfokú iskola	9–10. évfolyam		46,6	28	22	1,1	2,33
	11–13. évfolyam		55,1	28	22	1,1	2,76
Szakképzés elméleti képzés	Felzárkóztató 9. évfolyam, szakiskola, szakközépiskola szakképzési évfolyamai		40,6	28	22	1,1	2,03
Alapfokú művészetoktatás	Zeneművészeti ág – egyéni foglalkozás keretében szervezett – előképző, alapképző és továbbképző évfolyama		5,7	8	22	1,4	0,36
	Képző- és iparművészeti, táncművészeti, szín- és bábművészeti ág előképző, alapképző és továbbképző évfolyama, zeneművészeti ágon csoportos főtanszakos oktatás		5,7	10	22	0,7	0,18
Kollégiumi, externátusi nevelésre, oktatásra szervezett foglalkoztatási csoportok			38,0	25	30	2,4	3,04
Napközis/ tanulószobai, iskolaotthonos foglalkoztatás	1–4. évfolyamos napközis foglalkoztatás		22,5	25	23	0,25	0,24
	5–8. évfolyamos napközis/tanulószobai foglalkoztatás		15,0	25	23	0,25	0,16
	1–4. évfolyamon iskolaotthonos oktatás		22,5	21	22	0,26	0,27

g) Az f) pontban foglaltak nem alkalmazhatók,

- ha a 15. d) szerinti – a szakképzési törvény rendelkezéseinek megfelelően, a szakképzési évfolyamokon szervezett – szakmai elméleti oktatás tört tanéves rendszerben folyik,
- ha a 16. ab) pont szerinti iskolai szakmai gyakorlati képzés tört tanéves rendszerben, vagy részben iskolai, részben – együttműködési megállapodás alapján – nem iskolai tanműhelyben folyik,
- ha részben az iskolai tanműhelyben, – együttműködési megállapodás alapján – részben más helyi önkormányzat által fenntartott központi képzőhelyen, vagy nem iskolai tanműhelyben folyik,
- ha a 15. f) pont szerinti kollégiumi (externátusi) nevelés, ellátás, elhelyezés a tanéven belüli félévre, vagy tanéven belüli időszakos elhelyezésre korlátozódik, beleértve a 16. ba) pont alatti a sajátos nevelési igényű gyermekek, tanulók kollégiumi (externátusi) nevelését, ellátását, elhelyezését is.

Az érintett tanulók után igényelt hozzájárulás tervezése, elszámolása a tanévenként az iskolai szakmai elméleti, illetve gyakorlati szakképzésben, kollégiumi elhelyezésben töltött időszak figyelembevételével számított létszám alapján történik. Ha a 15. d) és 16. ab) pont szerinti szakképzés tört tanéves rendszerben folyik, valamint a 15. f) pont alatti kollégiumi elhelyezésre tört tanévben kerül sor és ezzel összefüggően változik a tanulók létszáma, az érintett tanulók után a hozzájárulás igénylése és elszámolása az egyes félévekben oktatott, illetve kollégiumban elhelyezett létszám – a félévváltások időpontjához igazodóan – 1/12, 7/12, illetve 4/12 részének átlaga alapján történik. A képzési program szerint iskolai, központi képzőhelyi és nem iskolai (változó) képzőhelyen történő, az egyes helyszíneken zajló gyakorlati képzésre fordított idő arányában, illetve a kollégiumi szolgáltatás igénybevétele arányában kell megosztani a tanulók létszámát. Amennyiben az előbbiek szerint számítható létszám nem egész szám (tört létszám), akkor a fenntartói szinten összesített mutatószámnál a kerekítés általános szabályait kell alkalmazni.

h) A 16. bb) és 16. bc) pont szerinti hozzájárulás a 2011. naptári évben az ezen ellátásokat igénybe vevő hetente ellátott gyermek/tanuló létszámból számított 12 havi – havonkénti – átlaglétszámok éves összesítése és tízzel elosztott létszáma után igényelhető. A heti ellátotti létszám megállapításakor egy gyermek csak egyszer vehető figyelembe, függetlenül attól, hogy a hét egy vagy több napján, illetve egyéni, illetve csoportos foglalkozás keretében biztosították számára a Közokt. tv.-ben, valamint a 4/2010. (I. 19.) OKM rendelet 25-28. §-aiban foglalt követelményeknek megfelelő időkeretekben az ellátást.

i) A 15. g) pont szerinti, a napközis és tanulószobai foglalkozás szervezéséhez a foglalkozásokon részt vevő tanulók után a 2011. évi költségvetési évre – szeptember 1-jétől időarányosan 4 hónapra – a 2011/2012. tanévi becsült átlaglétszám alapján tervezhető, illetve igényelhető a hozzájárulás. Az elszámolásnál a foglalkozási naplók szerint a 2011/2012. tanévre, a naponként összesített tényleges létszámot 62 nappal kell elosztani. A 2010/2011. tanévre – a január 1-jétől augusztus 31-éig időarányosan 8 hónapra – a 2010. évi Kvtv. alapján figyelembe vehető létszámot pedig 123 nappal kell elosztani. Abban az esetben, ha a foglalkozásokat az 1–4., illetve az 5–8. évfolyamos tanulókból összevont csoportban szervezik meg, az 5–8. évfolyamos tanulókat is az 1–4. évfolyamos napközis foglalkoztatást igénybevevőknek kell tekinteni. Ha a tanévek átlagában a Közokt. tv. 53. § (4) bekezdésében foglalt időkeret legalább 75%-át nem éri el a tényleges foglalkoztatási órák száma, a hozzájárulásra való igényjogosultság számításánál a foglalkozáson részt vevők átlaglétszámát kettővel el kell osztani. Abban az esetben, ha a tanulók számára a Közokt. tv. 53. § (4) bekezdésben meghatározott időkereten felüli foglalkoztatást is szerveznek, nem igényelhető egy tanuló után ezen a jogcímen többszörös hozzájárulás.

j) A nemzeti, etnikai kisebbségi oktatáshoz meghatározott 16. c) ponton belüli kiegészítő hozzájárulások igénylésének együttes feltételei a következők:

- a nevelési-oktatási intézmény alapító okirata tartalmazza a nemzeti-etnikai kisebbségi feladatok ellátását, és
- a nemzeti, etnikai kisebbségek óvodai nevelését vagy iskolai nevelését és oktatását a nemzeti, etnikai kisebbséghez tartozó gyermek szülőjének, gondviselőjének írásban benyújtott igénye alapján szervezzék, és
- amennyiben az óvoda, iskola olyan településen működik, ahol nem jött létre települési és területi kisebbségi önkormányzat, illetve nincsen kisebbségi szószóló, be kell szerezni az országos kisebbségi önkormányzat nyilatkozatát, mely szerint az oktatási intézmény nemzeti, etnikai kisebbségi feladatot lát el,
- a kisebbségi nyelvek oktatására fordított heti kötelező tanórák évfolyamonkénti átcsoportosítása esetén is – a romani és beás kisebbségi nyelvoktatás kivételével – csak azok után a tanulók után vehetők igénybe a hozzájárulások, akik az adott tanévben legalább heti három órában tanulják a kisebbség nyelvét.

k) A 17. a) pont alatti, a gyermek és tanulói intézményi étkeztetéshez kapcsolódó hozzájárulások az étkeztetést igénybe vevő, térítési díj-kedvezményre jogosult gyermekek, tanulók 2011. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető. A hozzájárulás szempontjából a szervezett intézményi (óvodai, kollégiumi, iskolai) étkeztetésben részt vevők számának megállapításánál egy fő – függetlenül attól, hogy többszöri étkezésben is részt vesz – csak egy létszámként és egy jogcímen szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg, főétkezés az intézmény által szervezett keretek között biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás és a térítési díj-kedvezményre való jogosultságot alátámasztó irat. Az étkezésben részt vevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A nyári szünidőben szervezett napközi ellátáshoz (üdültetéshez, táboroztatáshoz, egyéb szabadidős programhoz) kapcsolódóan biztosított szervezett étkeztetésben részt vevők létszáma az előbbi számításokban nem vehető figyelembe.

A 15–17. pont szerinti hozzájárulásra jogosult a helyi önkormányzat és a többcélú kistérségi társulás az általa fenntartott intézményekben nyújtott szolgáltatások alapján, továbbá az a fenntartó – a 16. g) pont esetében az intézményi társulás székhelye szerinti önkormányzat –, amely a szolgáltatást a Ttv. 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja.

Gyermekvédelmi szakellátást biztosító intézményben elhelyezett azon gyermek lakóhelyét, akinek közoktatási szolgáltatást is nyújtanak, annak alapján kell megállapítani, hogy az elhelyezését szolgáló épület melyik településen van.

4. melléklet a 2010. évi CLXIX. törvényhez

A helyi önkormányzatokat megillető személyi jövedelemadó megosztása

A helyi önkormányzatokat együttesen az állandó lakhely szerint az adózók által 2009. évre bevallott, az Adó- és Pénzügyi Ellenőrzési Hivatal által településenként kimutatott (a továbbiakban: településre kimutatott) személyi jövedelemadó 40%-a illeti meg az A) és B) pontban meghatározott szabályok szerint. Az A)–B) pontban foglaltakat helyi önkormányzatonként részletezve az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64. §-ának (3) bekezdésében meghatározott NGM rendeletben kell közzétenni.

Előirányzat: 632 130,9 millió forint

A) A települési önkormányzatot megilleti a településre kimutatott személyi jövedelemadó 8%-a.

Előirányzat: 126 426,2 millió forint

B) A helyi önkormányzatokat a településre kimutatott személyi jövedelemadó 32%-a illeti meg az I-III. pont szerint.

I. E törvény 3. melléklete jogcímeihez átengedett személyi jövedelemadó

Előirányzat: 405 542,4 millió forint

II. A megyei önkormányzatok személyi jövedelemadó-részesedése

Előirányzat: 6 322,9 millió forint

Ebből minden megyei önkormányzatot megillet:

a) a megye 2010. január 1-jei lakosságszáma után 140 forint/fő,

b) a megyei fenntartású intézményekben ellátottak után 23 800 forint/fő.

A b) pontban az ellátottak számbavételénél az e törvény 3. mellékletének 11. f)–h), 12., 14. számú jogcíméhez kapcsolódó ellátott, a 13. jogcímhez kapcsolódó férőhely, valamint – a 3. melléklet kiegészítő szabályainak 10. a) pontjában foglaltak figyelembevételével számított 2011. évi – a 15., 16. a), bb), bc), c), d), ea), 17. a) számú jogcímhez kapcsolódó nevelésben, oktatásban részt vevő gyermek, tanuló létszámot együttesen kell alapul venni.

A B)/I. és a B)/II. b) pont szerinti személyi jövedelemadó összege az e törvény 3. mellékletének idekapcsolódó normatív támogatásait és hozzájárulásait megalapozó mutatószámok alakulását követi.

III. A települési önkormányzatok jövedelemdifferenciálódásának mérséklése

Előirányzat: 93 839,4 millió forint

1. Azoknál a települési önkormányzatoknál, amelyeknél az A) pont szerinti személyi jövedelemadó-bevétel és a 2. illetve 3. pont szerinti iparűzési adóerő-képesség – a 2010. január 1-jei lakosságszámra – együttesen számított egy főre jutó összege nem éri el a 4. pontban szereplő összeget, a bevétel e szintig kiegészül.

Ha az egy főre jutó összeg nagyobb a 4. pontban szereplő összegnél, akkor a központi költségvetési kapcsolatból származó forrásokból az önkormányzatot együttesen megillető összeg az 5. pontban szereplő számítási módszer alapján csökkentésre kerül. (A kiegészítés és a csökkentés a továbbiakban együtt: jövedelemkülönbség mérséklése.)

Az önkormányzatok közigazgatási státuszát a 2010. november 1-jei állapotnak megfelelően a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatal adatai alapján kell figyelembe venni.

2. E törvény szempontjából a települési önkormányzatok 2011. évi jövedelemkülönbség mérséklésének alapjául szolgáló iparűzési adóerő-képessége:

2.1. azon települési önkormányzatok esetében, amelyek 2009. július 1-jén hatályos iparűzési adóról szóló rendelettel rendelkeztek, megegyezik a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CXXX. törvény (a továbbiakban: 2010. évi költségvetési tv.) 4. melléklete B) III. 2., 2.1. és 2.2. pontja szerint számított, 6.1. pontja szerint elszámolt 2010. június 30-ai iparűzési adóerő-képességgel.

2.2. azon települési önkormányzatok esetén, amelyek 2009. július 1-jén nem rendelkeztek hatályos iparűzési adóról szóló rendelettel, megegyezik az önkormányzattípus, azon belül népességszám szerinti kategóriába tartozó önkormányzatok 2.1. pont szerinti adóerő-képességének – a legalacsonyabb és legmagasabb adóerő-képességű önkormányzatok egy-egy tizede figyelmen kívül hagyásával – számított átlagával.

3. Amennyiben a települési önkormányzat a 2010. évi költségvetési tv. 4. melléklete B) III. 6.5. pontja szerinti elszámolás során növeli 2010. június 30-ai iparűzési adóerő-képességét, akkor ezen adat válik a 2011. évi jövedelemkülönbség mérséklésének alapjává, a települési önkormányzat pedig az Áht. 64. § (5) bekezdése aa) pontja szerinti határidőben lemond a 2011. évi jövedelemkülönbség mérséklés – iparűzési adóerő-képességnövekedés miatt – jogtalanul igénybevett részéről. A lemondást az Áht. 64/A. § (4) bekezdés a) pontja szerinti igénybevételi kamat terheli. A normatív hozzájárulások alakulásának jövedelemkülönbség mérséklésre gyakorolt hatása csak az év végi elszámolás során érvényesül.

4. A jövedelemkülönbségek mérséklésénél településnagyság szerint figyelembe veendő lakosonkénti értékhatár forintban:

a) község 500 főig	35 000
b) község 501-2000 főig	36 600
c) község 2000 fő felett	37 090
d) város 10 000 főig	39 910
e) város 10 000 fő felett	41 480
f) megyei jogú város	45 520
g) főváros (kerületekkel együtt)	54 998

Az a)–f) pontban szereplő, térségi feladatokat is ellátó települési önkormányzatok esetén az értékhatár 40 ezer forint és e törvény 3. melléklet 12., 13. pont szerinti ellátott, a 15. c)–f), 16. a) pont szerinti tanulók, a 16. c), d), ea) és 17. a) pontokból a középiskolában, szakiskolában és a szakképző évfolyamon tanulók, illetve kollégiumban elhelyezettek – a 3. melléklet kiegészítő szabályainak 10. a) pontjában foglaltak figyelembevételével számított 2011. évi – együttes száma szorzatának a település 2010. január 1-jei lakosságszámára vetített összegével tovább nő.

5. A 4. pont szerinti értékhatár %-ában a levonás sávonkénti számítása:

A 4. pontban szereplő értékhatár %-ában sávonként		Sávonként a levonásra kerülő egy főre jutó összeg		A normatív hozzájárulásból levonásra kerülő összeg
%-ban	forint/fő	%-ban	forint/fő	4. oszlop összesen x a település 2010. január 1-jei lakosságszáma forintban
1.	2.	3.	4.	5.
100-120		0		-
120-140		25		-
140-160		35		-
160-180		50		-
180-200		80		-
200 felett		90		-
Levonandó összesen:	-	-		

A levonandó összeg nem lehet több, mint a települési önkormányzatot – beleértve a települési és területi kisebbségi önkormányzatokat is – a kötelezően ellátandó feladatai után e törvény 3. melléklet 1., 5., 7., 8., 10., 11., 14., 15. a), b), g) pontok, valamint a 16. ba), c), d), ea), ec), 17. a) pontokból az óvodás és 1–8 évfolyamon tanulók alapján 2011-ben megillető normatív hozzájárulás összegének 90%-a.

A közoktatási célú normatív hozzájárulások számítása a 3. melléklet kiegészítő szabályainak 10. a) pontjában foglaltak figyelembevételével történik.

6.1. A települési önkormányzatoknak az Áht. 64. §-a (7) bekezdésének megfelelően év végén csak a normatív hozzájárulások év végi alakulásának jövedelemkülönbség mérséklésre gyakorolt hatásával kell elszámolniuk.

6.2. A normatív hozzájárulások év végi alakulásának a jövedelemkülönbség mérséklésre gyakorolt hatásával való elszámolást igénybevételi kamatfizetési kötelezettség nem terheli.

6.3. A jövedelemkülönbség mérséklés év végi elszámolásának az Áht. 64/D. §-a szerinti felülvizsgálata során az Igazgatóság betekinthet az önkormányzatoknál rendelkezésre álló, adótitkot is tartalmazó okiratokba, dokumentumokba valamint az iparűzési adóbevallással kapcsolatos iratokba.

7. A 2010. július 1-jén hatályos iparűzési adóról szóló rendelettel rendelkező települési önkormányzatok a 2011. I. félévi költségvetési beszámoló keretében adatot szolgáltatnak a 2011. június 30-ai iparűzési adóerő-képességükről az Igazgatóság részére.

7.1. E törvény szempontjából a 2011. június 30-ai iparűzési adóerő-képesség a 2011. évben a települési önkormányzat iparűzési adóelőlegét meghatározó, településre jutó adóalap (a továbbiakban: adóalap) 1,4%-a.

7.2. Az adóalap:

a 2010. teljes évről benyújtott iparűzési adóbevallásokban szereplő – a helyi adókról szóló 1990. évi C. törvény alapján megállapított – adóalap, amelyet

7.2.1. növelni kell:

a) a 2010. töredék évre szóló adóbevallás adóalapjának évesített összegével.

Töredék év:

- a 2010. július 1-je előtt, 2010. év közben bevezetett iparűzési adóról szóló rendelet hatálybalépésétől december 31-éig terjedő időszak,
- az állandó jellegű vállalkozási tevékenységet az önkormányzat illetékességi területén 2010. év közben kezdő, és azt 2010-ben meg nem szüntető adózó bevallásában szereplő időszak. (Megszűntnek tekintendő a vállalkozás abban az esetben is, ha az adott önkormányzat illetékességi területén telephelyét felszámolja.)

b) a 2010. évről bevallási kötelezettségét nem teljesítő vállalkozások, illetve a naptári évtől eltérő üzleti évet választó adózók utolsó, teljes évről szóló bevallásában szereplő adóalappal, ennek hiányában az utolsó bevallásban szereplő adóalap évesített összegével. Az utolsó bevallásban szereplő adóalapot figyelmen kívül kell hagyni, ha:

- a vállalkozást bírósági végzés alapján a cégjegyzékből 2010. december 31-éig törölték,
- a személyi jövedelemadóról szóló 1995. évi CXVII. törvényben meghatározott mezőgazdasági őstermelő tevékenységéből származó bevétele 2010. évben nem haladta meg a 600 000 forintot,
- az ideiglenes építőipari tevékenységet folytató, illetőleg természeti erőforrást feltáró vagy kutató adóalany 2010. évben, az önkormányzat illetékességi területén végzett tevékenységének időtartama nem érte el a 181 napot,

- az egyéni vállalkozó vállalkozói igazolványát 2010. december 31-éig – az okmányirodai nyilvántartás szerint – visszaadta vagy visszavonták, illetve az egyéni vállalkozót ugyanezen időpontig – a vállalkozói tevékenység legalább féléves szüneteltetése vagy megszüntetése miatt – az egyéni vállalkozói nyilvántartásból törölték,

c) az előtársaságok 2011. évben benyújtott záró adóbevallásában szereplő adóalappal,

d) a 2011-ben kezdő vállalkozások által az adóelőleg-fizetési időszakra bejelentett várható adó 2011. adóévi előlegfizetési időpont(ok)ra eső összegéből számított adóalappal, kivéve az ugyanazon évben megszűnő és záró adóbevallást benyújtó vállalkozások adóalapját,

e) a 2011-ben megszűnő vállalkozások 2011. évben benyújtott záró adóbevallásában szereplő adóalappal;

7.2.2. csökkenteni kell:

a) a 2010. december 31-ével megszűnt vállalkozások adóbevallásában szereplő – a számításban figyelembe vett – adóalappal,

b) a 2011-ben megszűnő és záró adóbevallást beadó vállalkozások 2010. évről szóló bevallásában szereplő – a számításban figyelembe vett – adóalappal,

c) a 2011-ben megszűnő és záró adóbevallást beadó vállalkozások bírósági végzés szerint kielégíthetetlen iparűzési adófizetési kötelezettségéhez kapcsolódó – a számításban figyelembe vett – adóalappal,

d) a 2011-ben naptári évtől eltérő üzleti évet választó és ezzel kapcsolatban 2011-ről adóbevallást beadó vállalkozások 2010. évről szóló bevallásában szereplő – a számításban figyelembe vett – adóalappal.

7.2.3. A 7.2.1. és a 7.2.2. alapján számított adóalapot korrigálja

a) a 2010-re, illetve 2011-re vonatkozó, 2011. évben benyújtott önellenőrzési adóalap-változás,

b) a 2010. évet megelőző évek önellenőrzése miatt 2011. évben

- visszatérítésre vagy befizetésre kerülő, továbbá
- az önkormányzatot megillető adóra, illetve fennálló adótartozásra elszámolásra kerülő iparűzési adó adóalapja,

c) az önkormányzatok szerződésben rögzített adóbevétel megosztásának arányában az olyan vállalkozás adóalapja, amely az önkormányzatok együttműködése révén telepedett le az egyik, megállapodásban szereplő önkormányzat területén.

7.3. Azon települési önkormányzatok esetében, amelyek 2010. július 1-jén hatályos iparűzési adóról szóló rendelettel rendelkeztek, és azt 2010. július 1-je és 2011. július 31-e között hatályon kívül helyezték, az iparűzési adóerő-képességükben érvényesítendő adóalap megegyezik a 7.2. pont szerinti, 2010. teljes évi adóalappal, figyelembe véve

a) a 7.2.1. pont szerinti növelő tényezők közül az a) és b) pontot azzal, hogy az a) pont szerinti évesítendő töredék évnek számít az önkormányzat által 2010. július 1-je és 2011. július 31-e között hatályon kívül helyezett iparűzési adóról szóló rendeletnek megfelelően az adóbevallásokban megjelenő időszak,

b) a 7.2.2. pont szerinti csökkentő tényezők közül az a) pontot, és

c) a 7.2.3. pont szerinti adóalap korrigáló tényezőket.

7.4. Ha a települési önkormányzat 2010. július 1-jén nem rendelkezett hatályos iparűzési adóról szóló rendelettel, 2011. június 30-ai iparűzési adóerő-képessége megegyezik az önkormányzattípus, azon belül népességszám szerinti kategóriába tartozó önkormányzatok 7.2. pont szerinti adóerő-képességének – a legalacsonyabb és legmagasabb adóerő-képességű önkormányzatok egy-egy tizede figyelmen kívül hagyásával – számított átlagával.

Az e mellékletben szabályozott települési önkormányzatok jövedelemkülönbség mérséklési támogatására és beszámítására nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait.

5. melléklet a 2010. évi CLXIX. törvényhez

A helyi önkormányzatok által felhasználható központosított előirányzatok

1. Lakossági közműfejlesztés támogatása

Előirányzat: 1 350,0 millió forint

A támogatás a magánszemélyek közműfejlesztési támogatásáról szóló 262/2004. (IX. 23.) Korm. rendelet szerint igényelhető.

2. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4 500,0 millió forint

Az előirányzat azon települések támogatására szolgál, amelyekben az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más vízközmű társaságtól vásárolt (átvett) lakossági célú ivóvíz ráfordításai magasak. A támogatás az önkormányzatok között az igénybejelentést megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével kerül elosztásra.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon helyi önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

Felhatalmazást kap a vízgazdálkodásért felelős miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának és elszámolásának részletes szabályait – a helyi önkormányzatokért felelős miniszter, az államháztartásért felelős miniszter, az egészségügyért felelős miniszter, valamint a szociál- és nyugdíjpolitikáért felelős miniszter véleményének kikérésével – 2011. január 31-éig rendeletben állapítsa meg. Az igényekről a – vízgazdálkodásért felelős miniszter által vezetett – tárcaközi bizottság javaslata alapján a vízgazdálkodásért felelős miniszter dönt.

3. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 150,0 millió forint

Az előirányzat a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására szolgál, ha az említett eszközökön végzendő munkákat – kivételes esetben új eszköz beszerzését – a műszaki előírások vagy a műszaki állapot szükségessé teszik, és az eszközöknek a felújítás utáni tartós használata biztosítva van. Méltányolandó kistérségi foglalkoztatás-politikai szempontok esetén lehetőség van a működtetés támogatására is. Az összegnek azon települési önkormányzatok közötti elosztásáról, amelyeknek az említett eszközök a tulajdonában és működtetésében vannak, vagy amelyeknek közigazgatási területén az említett eszközöket közforgalmú, közútpótló jelleggel, érvényes engedély birtokában működtetik, tárcaközi bizottság javaslata alapján a közlekedésért felelős miniszter dönt. A tárcaközi bizottságot a közlekedésért felelős miniszter vezeti.

Felhatalmazást kap a közlekedésért felelős miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának és elszámolásának részletes szabályait – a helyi önkormányzatokért felelős miniszter, valamint az államháztartásért felelős miniszter véleményének kikérésével – 2011. március 1-jéig rendeletben állapítsa meg.

4. Határátkelőhelyek fenntartásának támogatása

Előirányzat: 85,0 millió forint

Az előirányzat 70%-a a 2010. december 31-ei schengeni külső határszakaszokon (a magyar–ukrán, a magyar–román, a magyar–szerb és a magyar–horvát határszakaszokon), 30%-a a 2010. december 31-ei schengeni belső határszakaszokon (a magyar–osztrák, a magyar–szlovén és a magyar–szlovák határszakaszokon) közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. A támogatás a közúti ki- és belépési (személyi- és járműforgalmi) adatok arányában kerül megállapításra, azonban összege önkormányzatonként nem lehet kevesebb 20 ezer forintnál. A támogatás elsősorban a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra fordítható a személyi jellegű kiadások kivételével.

A külső határszakaszok határátkelőhelyeihez kapcsolódó támogatást a határrendészetért felelős miniszter a 2010. évi közúti ki- és belépési adatok arányában, a belső határszakaszok határátkelőhelyeihez kapcsolódó támogatást a 2007. évi közúti ki- és belépési adatok arányában 2011. március 25-éig folyósítja egy összegben.

5. Kiegészítő támogatás nemzetiségi nevelési, oktatási feladatokhoz

Előirányzat: 903,0 millió forint/év

a) Igényelhetik azok a helyi önkormányzatok, amelyek a nemzetiségi nyelvű vagy nemzetiségi kétnyelvű nevelési-oktatási feladatokat ellátó iskola fenntartását bevételi forrásaik hiánya miatt nem tudják a jogszabályokban meghatározott feltételeknek megfelelően biztosítani. A támogatást igényelhetik azok a helyi önkormányzatok is, amelyek a 2010/2011. tanévig az általuk fenntartott nemzetiségi nyelvoktató iskolában az azonos kisebbségi kétnyelvű nemzetiségi oktatást felmenő rendszerben legalább a 2. évfolyamig bevezették.
b) Igényelhetik azok az 1100 fő lakosságszám alatti településen működő, nemzetiségi nyelvű vagy nemzetiségi kétnyelvű nevelést biztosító óvodát, illetve nemzetiségi nyelvoktató iskolát fenntartó önkormányzatok is, amelyek az óvoda, iskola fenntartását bevételi forrásaik hiánya miatt nem tudják a jogszabályokban meghatározott feltételeknek megfelelően biztosítani.
c) Igényelhetik a nemzetiségi anyanyelvű, nemzetiségi kétnyelvű, nemzetiségi nyelvoktató iskolát, illetve cigány kisebbségi oktatást biztosító iskolát fenntartó helyi önkormányzatok a kisebbségi oktatás tankönyveinek beszerzéséhez, és szakmai szolgáltatások igénybevételéhez.

Felhatalmazást kap az oktatásért felelős miniszter, hogy az e pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – az államháztartásért felelős miniszter véleményének kikérésével, valamint a helyi önkormányzatokért felelős miniszter egyetértésével – 2011. február 15-éig rendeletben állapítsa meg.

6. Könyvtári és közművelődési érdekeltségnövelő támogatás, muzeális intézmények szakmai támogatása

Előirányzat: 710,0 millió forint

Igényelhetik a helyi önkormányzatok az általuk fenntartott nyilvános könyvtár állománygyarapításához, a közművelődési infrastruktúra technikai, műszaki fejlesztéséhez, valamint az általuk fenntartott muzeális intézmények szakmai fejlesztéséhez.

Felhatalmazást kap a kultúráért felelős miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait – az államháztartásért felelős miniszter, valamint a helyi önkormányzatokért felelős miniszter véleményének kikérésével – 2011. február 15-éig rendeletben állapítsa meg.

7. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása

Előirányzat: 5 400,0 millió forint

A központi költségvetés hozzájárulást biztosít a helyi önkormányzatoknak és a többcélú kistérségi társulásoknak az általuk fenntartott intézményeikben biztosított feladatellátás racionálisabb megszervezése folytán felszabaduló létszám miatti, 2010. szeptember 30. napját követően hozott döntéseikhez kapcsolódó 2010. és 2011. években esedékes jogszabályi kötelezettségeik teljesítéséhez.

A támogatás feltétele, hogy az önkormányzati, illetve többcélú kistérségi társulási szintű létszámcsökkentéssel kapcsolatban meghozott döntés egyidejűleg az álláshely megszüntetését is jelentse. További feltétel, hogy a megszüntetett álláshely legalább 5 évig nem állítható vissza, kivéve, ha – önkormányzati rendeleten, illetve többcélú kistérségi társulási határozaton kívüli – jogszabályból adódó többletfeladatok ezt indokolttá teszik.

A pályázat benyújtása három ütemben történik, az egyes ütemek határideje: I. ütem 2011. április 12., II. ütem 2011. július 12., III. ütem 2011. szeptember 27.

Felhatalmazást kap a helyi önkormányzatokért felelős miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait – az államháztartásért felelős miniszter véleményének kikérésével – 2011. február 15-éig rendeletben állapítsa meg.

E törvény egyúttal felhatalmazza a támogatási igények jogosságát elbíráló és ellenőrző szervet, hogy a benyújtott pályázatokban megnevezett személyek foglalkoztatási jogviszonyának megszüntetésével kapcsolatos alábbi személyes adatait teljeskörűen megismerhesse, kezelhesse:

- név, anyja neve, születési név,
- születési hely, születési idő,
- lakcím,

- a munkaviszony megszűnés/megszűntetés jogcíme,
- szolgálati és közszolgálati idő,
- besorolás és munkakör megnevezése,
- a foglalkoztatási jogviszony kezdetének és megszűnésének időpontja,
- a munkavégzés alóli felmentés kezdő és záró időpontja,
- a foglalkoztatási jogviszony megszűnéséhez kapcsolódó kifizetésekre vonatkozó adatok (felmentés és végkielégítés összege),
- a felmentés indokául szolgáló adat,
- a munkaviszonnyal kapcsolatos azonosító kód.

Az adatkezelés célja a költségvetési támogatási igények jogszerű elbírálása, ellenőrzése, és folyósítása. A kezelt személyes adatokat a támogatási döntést követő 5 év elteltével oly módon kell fizikailag megsemmisíteni, hogy helyreállításuk ne legyen lehetséges.

Az előirányzat nyújt fedezetet

- a Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása jogcímen az előző években jóváhagyott, tárgyévre áthúzódó, valamint a tárgyévben jóváhagyott kötelezettségvállalások, továbbá
- a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetések

forrására.

8. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 300,0 millió forint

Igényelhetik a települési önkormányzatok azon magánszemély tulajdonosok támogatására, akiknek a martinsalakból épült – építési és használatbavételi (fennmaradási) engedéllyel rendelkező – lakott lakóépülete a 2002. január 15-éig benyújtott kérelme és a szakértői vélemény szerint helyreállításra, újjáépítésre szorul. Az igényelt támogatást az Országos Katasztrófavédelmi Főigazgatóság az épületek károsodásának mértékére (kategóriáira) tekintettel sorolja. A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes feltételeit az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet határozza meg. Az igényeket – az Országos Katasztrófavédelmi Főigazgatóság folyósításra vonatkozó kezdeményezésének sorrendjében – a tárgyévben rendelkezésre álló előirányzat mértékéig lehet teljesíteni.

9. Önkormányzatok és jogi személyiségű társulásaik európai uniós fejlesztési pályázatai saját forrás kiegészítésének támogatása

Előirányzat: 10 600,0 millió forint

Az előirányzat szolgál az önkormányzatok és jogi személyiségű társulásaik fejlesztési célú pályázatai saját forrás kiegészítésére (a továbbiakban: EU Önerő Alap) a korábbi években megítélt és támogatási szerződésben rögzített központi költségvetési támogatásból, valamint az alábbi feltételek alapján 2011. évben megkötött támogatási szerződésekből adódó fizetési kötelezettségek teljesítésére.

2011. évben új EU Önerő Alap támogatási szerződés kizárólag azon beruházásokat érintően köthető, amelyek esetén az uniós forrásról szóló támogatói döntés a 2010. évben vagy azt követően született meg.

Az új támogatási szerződés az alábbi önkormányzati feladatok ellátását segítő, illetve biztosító célok esetén köthető:

- vízgazdálkodási,
- egyes környezetvédelmi,
- egészségügyi járóbeteg-szakellátási

célú, valamint

- a bölcsődei, óvodai és általános iskolai ellátást nyújtó intézményekhez kapcsolódó

infrastrukturális fejlesztésekhez szükséges saját forrás kiegészítésére, amely fejlesztések az önkormányzatok, illetve társulásaik vagyongyarapodását eredményezik.

2011. évben EU Önerő Alap támogatást kizárólag az alábbi helyi önkormányzatok, illetve jogi személyiségű társulásaik igényelhetnek:

a) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendeletben [a továbbiakban: 240/2006. (XI. 30.) Korm. rendelet] szereplő települések;

b) a kedvezményezett térségek besorolásáról szóló 311/2007. (XI. 17.) Korm. rendelet (a továbbiakban: kedvezményezett térségekről szóló kormányrendelet) 2. mellékletében szereplő kistérségek területén lévő települések;

c) azon önkormányzatok, amelyek 2009. és 2010. években az önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok támogatásában részesültek;

d) azon önkormányzatok és jogi személyiségű társulásaik, amelyek a Környezet és Energia Operatív Program ivóvízminőség-javító programban érintettek, ugyanezen program keretében megvalósuló ivóvízminőség-javító beruházásaikhoz;

e) a többcélú kistérségi társulás valamennyi tagja egyetértésével a többcélú kistérségi társulások

ea) az általuk fenntartott intézmények fejlesztéséhez,

eb) a 240/2006. (XI. 30.) Korm. rendeletben szereplő településeken uniós támogatásból történő, fenti céloknak megfelelő fejlesztéséhez;

f) a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény 16. §-a szerinti jogi személyiségű társulások, amelyek támogatást kizárólag az a), b) vagy c) pont szerinti feltételeknek megfelelő tagjaik által biztosítani szükséges saját forrás alapján igényelhetnek.

A pályázónak – kivéve a kedvezményezett térségekről szóló kormányrendelet 2. mellékletében szereplő leghátrányosabb helyzetű kistérségben lévő és a d) pont szerinti önkormányzatokat – a saját költségvetése terhére legalább 10% önerő biztosítását kell vállalnia. Az adható támogatásról a helyi önkormányzatokért felelős miniszter dönt. A döntés az EU Önerő Alap támogatásról a fejlesztés teljes időszakára – előre ütemezetten – történik.

Magyarország európai uniós derogációs kötelezettségének határidőben történő megvalósítása érdekében az egészséges ivóvíz-beruházásokra ígérvény adható.

Felhatalmazást kap a helyi önkormányzatokért felelős miniszter, hogy az EU Önerő Alap támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a fejlesztéspolitikáért felelős miniszter, valamint az államháztartásért felelős miniszter egyetértésével – 2011. február 28-áig rendeletben állapítsa meg.

10. Helyi közösségi közlekedés támogatása

Előirányzat: 35 240,0 millió forint

Támogatást igényelhet az az önkormányzat, amely a településen a tárgyév egészében helyi közforgalmú közlekedést lebonyolító gazdálkodó szervezetet, illetve költségvetési szervet tart fenn, a jogszabályokban előírt esetekben a helyi közforgalmú közlekedés lebonyolítására a közszolgáltatási szerződést az önkormányzati, állami és egyéb szolgáltatókkal megkötötte, vagy a tevékenység gyakorlásának jogát koncessziós szerződésben időlegesen átengedte (a továbbiakban: helyi közlekedés).

Támogatásra az önkormányzatok az Európai Közösségek Tanácsának 1370/2007/EK rendelete alapján megállapított, a helyi közlekedési közszolgáltatás ellátása során felmerülő – tárgyévet megelőző évi – veszteség (a továbbiakban: veszteség) erejéig pályázhatnak.

A támogatás a tárgyévet megelőző évben ténylegesen teljesített – környezetvédelmi szempontból súlyozott – személyszállítási teljesítmények (férőhely-kilométer) arányában kerül elosztásra, figyelembe véve az egyes közlekedési üzemágazatok, illetve településkategóriák tárgyévet megelőző évi üzemi szintű fajlagos ráfordításait is.

A támogatás igénylésénél az önkormányzat nyilatkozik, hogy a helyi közlekedés ellátásához és fejlesztéséhez a tárgyévet megelőző évben szolgáltatónként milyen összegű saját forrás átadásával járult hozzá. A támogatás összege ezen önkormányzati saját forrást legfeljebb 25%-kal haladhatja meg.

A Fővárosi Önkormányzat 2011. évi támogatása nem lehet kevesebb a 2010. évinél, de nem haladhatja meg a veszteség mértékét.

Az önkormányzat a támogatást a területén működő, pályázatában szereplő szolgáltatók részére a pályázati döntés szerinti összegben utalja tovább.

A pályázati döntésig az önkormányzat – utólagos elszámolással – előleget vehet igénybe. Az előleg mértéke havonta nem haladhatja meg a tárgyévet megelőző év egy hónapra jutó támogatásának 90%-át. Az előleg iránti igényt a Magyar Államkincstár illetékes területi szervéhez kell benyújtani 2011. január 15-éig, amely azt január 25-éig továbbítja a helyi önkormányzatokért felelős miniszternek. Az előleg első két havi összegének folyósítása február 5-éig, ezt követően minden hónap 5-éig történik, amelyet az önkormányzat a szolgáltató(k)nak 8 napon belül továbbít.

Ha az önkormányzat a támogatásra nem nyújt be pályázatot, a jogtalanul igénybevett előleget a folyósítás napjától a visszafizetés napjáig számított – az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64/B. § (2) bekezdése szerinti – kétszeres jegybanki alapkamattal terhelten fizeti vissza.

Ha a folyósított előleg meghaladja az önkormányzatnak megítélt tárgyévi támogatás összegét, a különbözetet a döntéstől számított 8 munkanapon belül vissza kell fizetnie. Ezt követően a visszafizetés napjáig a különbözetet az Áht. 64/B. § (2) bekezdése szerinti kamat terheli.

Felhatalmazást kap a közlekedésért felelős miniszter, hogy a támogatás igénylésének, döntési rendjének, folyósításának, felhasználásának, megosztásának és elszámolásának, valamint a támogatás alapjául szolgáló indokolt költségek meghatározásának részletes szabályait – a helyi önkormányzatokért felelős miniszter, valamint az államháztartásért felelős miniszter egyetértésével – 2011. március 31-éig rendeletben állapítsa meg.

11. Esélyegyenlőséget, felzárkóztatást segítő támogatások

a) Esélyegyenlőséget szolgáló intézkedések támogatása

Előirányzat: 3 750,0 millió forint/év

Igényelhetik a helyi önkormányzatok az általuk fenntartott közoktatási intézményekben a gyermekek, tanulók esélyegyenlőségét szolgáló foglalkozásokhoz, ellátásokhoz a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet (a továbbiakban: MKM rendelet) 39/D. §-ában, a 39/E. §-ában meghatározott követelmények és az oktatásért felelős miniszter által kiadott program szerinti képesség-kibontakoztató, integrációs felkészítéshez, óvodai fejlesztő programhoz.

b) Az integrációs rendszerben részt vevő intézményekben dolgozó pedagógusok anyagi támogatása

Előirányzat: 3 420,0 millió forint/év

Igényelhetik a helyi önkormányzatok az általuk fenntartott közoktatási intézményekben – az engedélyezett intézményi létszámon belül – foglalkoztatott azon közalkalmazottak után, akik a közalkalmazottakról szóló 1992. évi XXXIII. törvény végrehajtásáról a közoktatási intézményekben tárgyú 138/1992. (X. 8.) Korm. rendeletben meghatározottak szerint a halmozottan hátrányos helyzetű gyermekek óvodai nevelésében, iskolai nevelésében és oktatásában vesznek részt.

c) Arany János Programok támogatása

Előirányzat: 1 200,0 millió forint/év

Igényelhetik a helyi önkormányzatok az általuk fenntartott intézményekben a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja, a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja, a Halmozottan Hátrányos Helyzetű Tanulók Arany János Kollégiumi-Szakiskolai Programja keretében – az MKM rendelet 39/H. §-ában, vagy a 39/I. §-ában, továbbá a kerettantervek kiadásának és jóváhagyásának rendjéről, valamint egyes oktatási jogszabályok módosításáról szóló 17/2004. (V. 20.) OM rendeletben, illetve a Kollégiumi nevelés országos alapprogramjának kiadásáról szóló 46/2001. (XII. 22.) OM rendeletben meghatározott feltételek szerint – szervezett neveléshez, oktatáshoz, kollégiumi ellátáshoz.

d) Egyes sajátos közoktatási feladatok támogatása

Előirányzat: 800,0 millió forint/év

Igényelhetik a helyi önkormányzatok az általuk fenntartott intézményekben a különleges gondoskodást igénylő gyermekek, tanulók foglalkoztatásához, ellátásához a következő jogcímeken:

- a nappali rendszerű iskolai oktatásban részt vevő sajátos nevelési igényű gyermekek tanulók neveléséhez, oktatásához, fejlesztéséhez szükséges kispéldányszámú tankönyvek beszerzésére és a tanulók differenciált tankönyvvásárlási támogatásához,
- a szakiskolában a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 27. §-ának (8) bekezdése szerint, a kerettanterv alapján elkészített helyi tanterv szerint szervezett felzárkóztató oktatáshoz,
- az iskolai gyakorlati oktatáshoz a szakközépiskola tizenegy-tizenkettedik évfolyamán,
- olyan nem magyar állampolgár tanköteles tanulók oktatásához, akik számára – a Közokt. tv. 110. §-ának (9) bekezdése értelmében – központi pedagógiai program alapján szervezik meg az oktatást,
- a gyermekgyógyüdülőben, egészségügyi intézményben, rehabilitációs intézményben gyógykezelés alatt álló tanulók támogatásához,
- az iskolapszichológusi-hálózat fejlesztésének támogatásához a többcélú kistérségi társulásokban,
- a beilleszkedési, tanulási, magatartási nehézséggel küzdő (BTM) gyermekek, tanulók óvodai nevelésével, illetve iskolai nevelésével és oktatásával kapcsolatos feladatok ellátásának támogatásához.

Felhatalmazást kap az egyenlő bánásmód biztosításáért és társadalmi felzárkózásért felelős miniszter, hogy az a) és b) pontokban meghatározott támogatások esetében az esélyegyenlőséget szolgáló intézkedések és az integrációs rendszerben részt vevő intézményekben dolgozó pedagógusok támogatásáról szóló 5/2010. (I. 29.) OKM rendelet 7–18. §-ai alapján a 2010. évben támogatásban részesülő fenntartók részére a 2010/2011-es nevelési év, tanév feladatainak ellátásához szükséges kiegészítő támogatások folyósításának eljárási rendjét 2011. január 15-éig rendeletben állapítsa meg.

Felhatalmazást kap az oktatásért felelős miniszter, hogy a c) és d) pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – az államháztartásért felelős miniszter, valamint a helyi önkormányzatokért felelős miniszter egyetértésével – 2011. február 15-éig rendeletben állapítsa meg.

12. Gyermekszegénység elleni program keretében nyári étkeztetés biztosítása

Előirányzat: 2 400,0 millió forint

Az előirányzat a rászoruló gyermekek nyári étkeztetését biztosító települési önkormányzatok feladatellátásának támogatására szolgál. Támogatásra azok a települési önkormányzatok jogosultak, akik vállalják, hogy a nyári időszakban a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek számára étkeztetést biztosítanak.

Felhatalmazást kap a gyermekek és az ifjúság védelméért felelős miniszter, hogy a támogatás elosztásának részletes szabályait – az államháztartásért felelős miniszter, valamint a helyi önkormányzatokért felelős miniszter véleményének kikérésével – 2011. április 15-éig rendeletben állapítsa meg.

13. Belterületi belvízrendezési célok támogatása

Előirányzat: 2 750,0 millió forint

A támogatást 2010-ben Békés, Csongrád és Jász-Nagykun-Szolnok megye azon városi önkormányzatai igényelhették:

a) ahol a tengerszint feletti átlagmagasság a Földmérési és Távérzékelési Intézet Központi Adat és Térképtárának adatai alapján 85 méternél nem több, és

b) amelyek a kedvezményezett térségekről szóló kormányrendelet 2. mellékletében szereplő kistérségek területén találhatók.

Az előirányzat a 2010. évben megkötött támogatási szerződések 2011. évi ütemére nyújt fedezetet.

14. Önkormányzati feladatellátást szolgáló fejlesztések

Előirányzat: 5 500,0 millió forint

a) Társult formában működtetett, kötelező önkormányzati feladatot ellátó intézmények fejlesztése, felújítása

Támogatást igényelhet az intézményi társulás székhely önkormányzata, továbbá a többcélú kistérségi társulás a kötelező önkormányzati feladatot ellátó intézménye fejlesztésére, felújítására. Az igényelhető maximális támogatás 30,0 millió forint.

Előnyben részesül azon pályázó, amely a vis maior támogatásból el nem ismert, kötelező önkormányzati feladatellátáshoz kapcsolódó fejlesztésre kívánja a támogatást felhasználni.

b) Iskolai és utánpótlás sport infrastruktúra-fejlesztés, felújítás

Támogatást igényelhet a helyi önkormányzat a tulajdonában lévő, továbbá a többcélú kistérségi társulás a tulajdonában, vagy fenntartásában lévő sportlétesítmény fejlesztésére, felújítására. Az igényelhető maximális támogatás 20,0 millió forint.

Nem nyújtható az a)–b) pont szerinti támogatás azon pályázónak, amely a pályázatában megjelölt műszaki tartalomra uniós vagy egyéb hazai támogatásban részesül.

Felhatalmazást kap a helyi önkormányzatokért felelős miniszter, hogy az a) és b) pont szerinti támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – az oktatásért felelős miniszter, a sportpolitikáért felelős miniszter, az államháztartásért felelős miniszter, valamint a fejlesztéspolitikáért felelős miniszter véleményének kikérésével – 2011. február 28-áig rendeletben állapítsa meg.

15. „ART" mozihálózat digitális fejlesztésének (digitalizációjának) támogatása

Előirányzat: 100,0 millió forint

Támogatásban azon „art" mozit fenntartó, illetve nem önkormányzati tulajdonban lévő „art" mozit támogató helyi önkormányzatok részesülhetnek, amelyek vállalják, hogy a támogatással e filmszínházak digitális vetítésre történő átállásának műszaki, technikai feltételeit biztosítják.

Felhatalmazást kap a kultúráért felelős miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának és elszámolásának részletes szabályait – a fejlesztéspolitikáért felelős miniszter, valamint az államháztartásért felelős miniszter véleményének kikérésével – 2011. február 15-éig rendeletben állapítsa meg.

16. A Moszkva tér felújításának, a térség tömegközlekedési kapcsolatai, Káposztásmegyer vasúti és egyéb fővárosi közösségi közlekedés fejlesztésének támogatása

Előirányzat: 3 000,0 millió forint

Az előirányzat nyújt fedezetet a Moszkva tér felújításának, a térség tömegközlekedési kapcsolatai fejlesztésének, a budai fonódó villamoshálózat kiépítésének, valamint a fogaskerekű felújításának és Moszkva térre való behozatalának támogatására. Ezen kívül fedezetet nyújt Káposztásmegyer vasúti megállóhely és közúti kapcsolatai megvalósításának és egyéb fővárosi közösségi közlekedés fejlesztésének támogatására.

Felhatalmazást kap a fejlesztéspolitikáért felelős miniszter és a helyi önkormányzatokért felelős miniszter, hogy a Fővárosi Önkormányzattal támogatási szerződést kössön a támogatás felhasználásának részletes szabályairól.

17. Belterületi utak szilárd burkolattal való ellátása

Előirányzat: 2 000,0 millió forint

Az előirányzat 2000,0 millió forint támogatása a fővárosi kerületek burkolatlan útállományának kerületi hosszúsága arányában jár a 2007. december 31-ei állapotnak megfelelően, amely adatokat a KSH Országos Statisztikai Adatgyűjtési Program 1390/03 „A helyi közutak adatai adatgyűjtés" tartalmaz. A támogatás a burkolatlan utak szilárd burkolattal való ellátását, a csapadékvíz elvezetését, valamint a burkolás közvetlen előfeltételéül szolgáló mellékgyűjtő és főgyűjtő csatornaszakaszok megépítését célozza. A támogatás elsődlegesen a csatornázott, de burkolatlan utak szilárd burkolattal való ellátására szolgál. Amennyiben az útépítési engedély az út szilárd burkolattal való kiépítését jelzőlámpa építésével engedélyezi, akkor annak költségei is figyelembe vehetők. Ha a jelenleg csatornázott területek szilárd burkolattal történő ellátásánál a támogatás nem kerül teljes egészében felhasználásra, a támogatás a csapadékvíz-elvezető csatorna építésével egyidejűleg (egy beruházásban) megvalósuló útburkolásra fordítható.

Az igénybevett támogatás elszámolása a normatív hozzájárulásokkal azonos eljárás alapján, az e jogcímen a tárgyévben jogszerűen felmerült kiadások figyelembevételével, az önkormányzathoz beérkezett, az önkormányzat által igazolt számlák alapján történik. A támogatás folyósítása négy egyenlő részletben, minden negyedév első hónapjának 25-éig történik.

18. Egy és két számjegyű országos főközlekedési utak fővárosi szakaszai karbantartásának támogatása

Előirányzat: 1 000,0 millió forint

Az előirányzat nyújt fedezetet az egy és két számjegyű országos főközlekedési utak fővárosi szakaszai karbantartásának támogatására.

Felhatalmazást kap a fejlesztéspolitikáért felelős miniszter és a helyi önkormányzatokért felelős miniszter, hogy a Fővárosi Önkormányzattal támogatási szerződést kössön a támogatás felhasználásának részletes szabályairól.

19. Római parti árvízvédelmi védmű megvalósításának támogatása

Előirányzat: 1 000,0 millió forint

Az előirányzat a Római parti árvízvédelmi védmű megvalósításának támogatását szolgálja.

Felhatalmazást kap a fejlesztéspolitikáért felelős miniszter és a helyi önkormányzatokért felelős miniszter, hogy a Fővárosi Önkormányzattal támogatási szerződést kössön a támogatás felhasználásának részletes szabályairól.

20. Helyi önkormányzatok fejlesztési célú kiegészítő támogatása

Előirányzat: 1 462,8 millió forint

Felhatalmazást kap a Kormány, hogy a támogatásról rendeletben döntsön.

Kiegészítő szabály:

Az e mellékletben szabályozott költségvetési támogatások igénylési és döntési eljárására nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait.

6. melléklet a 2010. évi CLXIX. törvényhez

Helyi önkormányzatok kiegészítő támogatása

1. Önkormányzati fejezeti tartalék

Előirányzat: 5 000,0 millió forint

I. Az önkormányzati fejezeti tartalékot növeli

a) a helyi önkormányzatok és társulásaik által feladatmutató alapján igényelt normatív hozzájárulásoknak és támogatásoknak az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64. § (5) bekezdés a) pontjában meghatározott időpontokban és az Áht. 64. § (4) bekezdése alapján – a nem helyi önkormányzat vagy társulás részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével – lemondott előirányzat összege,

b) a tárgyévet megelőző évi elszámolás alapján a helyi önkormányzatok és társulásaik által tárgyévben visszafizetett hozzájárulások és támogatások összege,

c) a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatok és társulásaik által jogtalanul igénybe vett hozzájárulások és támogatások tárgyévben visszafizetett összege,

d) a helyi önkormányzatok és társulásaik által tárgyévben megfizetett igénybevételi, kiegészítő és késedelmi kamat összege.

II. Az önkormányzati fejezeti tartalékot csökkenti

a) a helyi önkormányzatok és társulásaik által feladatmutató alapján igényelt normatív hozzájárulásoknak és támogatásoknak az Áht. 64. § (5) bekezdés b) és c) pontjában meghatározott időpontokban és az Áht. 64. § (4) bekezdése alapján – a nem helyi önkormányzattól vagy társulástól történő feladatátvétellel összefüggő előirányzat-növelés kivételével – pótigényelt előirányzat összege,

b) a hozzájárulások és támogatások tárgyévet megelőző évi elszámolása alapján a helyi önkormányzatok és társulásaik részéről a tárgyévben keletkező pótigény összege,

c) a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatokat és társulásokat pótlólagosan megillető hozzájárulások és támogatások tárgyévben kifizetett összege,

d) az Áht. 64/A. § (7) bekezdése alapján tárgyévben megfizetett késedelmi kamat összege.

2. Önhibájukon kívül hátrányos helyzetben lévő önkormányzatok támogatása

Előirányzat: 31 137,7 millió forint

A helyi önkormányzat önállósága és működőképessége megőrzése érdekében – a helyi önkormányzatokról szóló 1990. évi LXV. törvény (a továbbiakban: Ötv.) 87. § (1) bekezdése alapján – kiegészítő támogatást igényelhet az általa ellátott feladatok működtetéséhez kapcsolódó hiányra az alábbi feltételek szerint.

2.1. Nem igényelhet támogatást az az önkormányzat, amely(nél):

2.1.1. lakosságszáma 1 000 fő alatti és nem tartozik körjegyzőséghez,

2.1.2. helyi adó bevezetéséről nem döntött, és ilyen bevételt nem tervez,

2.1.3. a költségvetési rendeletében nem tervez működési célú hiányt,

2.1.4. a kötelezettségvállalás a tárgyévben vagy a tárgyévet megelőző évben meghaladja az Ötv. 88. § (2) bekezdése szerinti éves kötelezettségvállalás felső határát,

2.1.5. kötelező könyvvizsgálat esetén a tárgyévet megelőző évi zárszámadást a könyvvizsgáló elutasító záradékkal látta el.

A 2.1.1. pont szerinti feltétel teljesítése alól a kormány általános hatáskörű szerve felmentést ad, ha

- az önkormányzat földrajzi helyzete nem teszi lehetővé, hogy az igazgatási feladatai ellátására körjegyzőséget alakítson, illetve ahhoz csatlakozzon,
- az önkormányzat az igazgatási és kötelező közszolgáltatási feladatai ellátására más önálló önkormányzati hivatallal rendelkező települési önkormányzattal, önkormányzatokkal kívánt körjegyzőséget létrehozni vagy már működő körjegyzőséghez kívánt csatlakozni, de a közös feladatellátáshoz felkért települési önkormányzat(ok) vagy a már működő körjegyzőséghez tartozó önkormányzatok ezt nem tették számára lehetővé.

2.2. Nem lehet támogatást igényelni a gazdaságtalan feladatszervezésből, a működési kiadások elismerhetőnél nagyobb mértékéből adódó működési hiány finanszírozásához. Így – többek között – nem támogatható:
- a feladatellátáshoz képest kiugró létszám és személyi juttatás,
- külön is a képviselő-testület/közgyűlés, illetve az önkormányzati hivatal személyi és dologi jellegű kiadásainak indokolatlan mértéke, valamint
- az önként vállalt feladatok és/vagy az ezekhez kapcsolódó átadott pénzeszközök és a támogatásértékű kiadások.

2.3. A támogatás igénylésének, döntési rendszerének, folyósításának és ellenőrzésének részletes szabályairól a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter egyetértésével tárgyév február 28-áig rendeletet alkot.

2.4. Az önkormányzat a támogatás iránti igénylését a Kincstár illetékes területi szervéhez nyújtja be.

2.5. Az igénylést az év során az alábbi határidőkig lehet benyújtani:
- április 30.,
- szeptember 10.,
- november 5.

Igénylést egy önkormányzat évente legfeljebb 2 alkalommal nyújthat be, kivéve, ha olyan előre nem látható esemény következik be, amely az önkormányzat működőképességét veszélyezteti.

2.6. A Kincstár a saját nyilvántartásából elérhető és az önkormányzatoktól – indokolt esetben helyszínen – beszerzett dokumentumokkal kiegészített igénylést felterjeszti az államháztartásért felelős miniszter által vezetett minisztériumnak és a helyi önkormányzatokért felelős miniszter által vezetett minisztériumnak.

2.7. A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter együtt dönt a helyi önkormányzatokért felelős minisztérium által működtetett tárcaközi bizottság javaslata alapján.

2.8. A döntésre a beérkező igénylések elbírálását követően folyamatosan, de legkésőbb december 10-éig kerül sor. A 2.5. pont szerinti működőképességet veszélyeztető esetben a döntés soron kívül történik.

2.9. A támogatások önkormányzatonkénti összege az államháztartásért felelős miniszter által vezetett minisztérium és a helyi önkormányzatokért felelős miniszter által vezetett minisztérium honlapjain kerül közzétételre.

2.10. Az önkormányzat részére a támogatások átutalása a döntést követően soron kívül történik.

2.11. A lakosságszámra a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait a 2010. január 1-jei állapot szerint kell figyelembe venni.

3. A tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatása, a pénzügyi gondnok díja

Előirányzat: 100,0 millió forint

3.1. Visszterhes kamattámogatás iránti kérelmet nyújthat be az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló 1996. évi XXV. törvényben szabályozott eljárás keretében az egyezséget pénzintézeti hitellel teremtette meg. A támogatás feltételeit a helyi önkormányzatokért felelős miniszter és a támogatott önkormányzat közötti megállapodásban kell rögzíteni.

3.2. A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnokok díjához állami támogatás vehető igénybe.

A pénzügyi gondnokok díjának folyósításáról – a bíróság díjmegállapító végzésének jogerőre emelkedését követően – a helyi önkormányzatokért felelős miniszter intézkedik a helyi önkormányzatok adósságrendezési eljárásáról szóló 1996. évi XXV. törvény végrehajtásának egyes kérdéseiről szóló 95/1996. (VII. 4.) Korm. rendelet 9. §-a alapján.

A pénzügyi gondnok díjának összege – az általános forgalmi adóval együtt – legalább 800 ezer forint, legfeljebb 3 000 ezer forint.

Az e mellékletben szabályozott költségvetési támogatások igénylési és döntési eljárására a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait nem kell alkalmazni.

7. melléklet a 2010. évi CLXIX. törvényhez

Helyi önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatása

Az előadó-művészeti szervezetek támogatásáról és sajátos foglalkoztatási szabályairól szóló 2008. évi XCIX. törvény (a továbbiakban: Emtv.) 10. és 11. §-ában meghatározott, helyi önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatási előirányzata összesen:

11 885,4 millió forint.

Ebből:

1. a)Az I–II. kategóriába besorolt színházak, bábszínházak fenntartói ösztönző részhozzájárulása
ELŐIRÁNYZAT: 4 561,2 millió forint

Millió forint

Helyi önkormányzatok	Fenntartói ösztönző részhozzájárulás
Balatonfüred Város Önkormányzata (Pannon Várszínház Színművészetfejlesztési Nonprofit Kft.)	10,6
Békés Megyei Önkormányzat (Békés Megyei Jókai Színház)	236,0
Budaörs Város Önkormányzata (Budaörsi Játékszín)	39,8
Belváros – Lipótváros Budapest Főváros V. kerületi Önkormányzata (Komédium Színházi és Kulturális Szolgáltató Nonprofit Kft.)	1,6
Budapest Főváros Önkormányzata (Budapest Bábszínház, Budapesti Operettszínház, Centrál Színház Színházművészeti Nonprofit Kft., József Attila Színház Nonprofit Kft., Katona József Színház, Kolibri Gyermek- és Ifjúsági Színház, Madách Színház Nonprofit Kft., Mikroszkóp Színpad Nonprofit Kft., Örkény Színház, Radnóti Színház, Thália Színház Nonprofit Kft., Trafó Kortárs Művészetek Háza Nonprofit Kft., Új Színház Nonprofit Kft., Vígszínház)	1 104,2
Budapest III. kerület Óbuda-Békásmegyer Önkormányzat (Szemiramisz Színházi, Kulturális és Sportrendezvény-szervező Nonprofit Kft.)	10,4
Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat (Bárka Józsefvárosi Színházi- és Kulturális Nonprofit Kft.)	71,1
Budapest Főváros IX. kerület Ferencváros Önkormányzata (Ferencvárosi Művelődési Központ és Intézményei)	38,6
Budapest Főváros XI. kerület Újbuda Önkormányzata (Karinthy és Karinthy Kulturális Szolgáltató Nonprofit Kft.)	0,5
Debrecen Megyei Jogú Város Önkormányzata (Csokonai Színház, Vojtina Bábszínház)	246,3
Győr Megyei Jogú Város Önkormányzata (Győri Nemzeti Színház, Vaskakas Bábszínház)	431,4
Heves Megyei Önkormányzat (Gárdonyi Géza Színház, Harlekin Bábszínház)	101,2
Kaposvár Megyei Jogú Város Önkormányzata (Csiky Gergely Színház Nonprofit Kft.)	196,4
Kecskemét Megyei Jogú Város Önkormányzata (Katona József Színház, Ciróka Bábszínház)	126,2
Miskolc Megyei Jogú Város Önkormányzata (Miskolci Nemzeti Színház, Miskolci Csodamalom Bábszínház)	246,7
Pécs Megyei Jogú Város Önkormányzata (Pécsi Nemzeti Színház, Bóbita Bábszínház, Pécsi Harmadik Színház Nonprofit Kft.)	276,0
Sopron Megyei Jogú Város Önkormányzata (Pro Kultúra Sopron Nonprofit Kft.)	125,8
Szabolcs-Szatmár-Bereg Megyei Önkormányzat (Móricz Zsigmond Színház)	137,7
Szeged Megyei Jogú Város Önkormányzata (Szegedi Nemzeti Színház, Kövér Béla Bábszínház)	371,3

Helyi önkormányzatok	Fenntartói ösztönző részhozzájárulás
Székesfehérvár Megyei Jogú Város Önkormányzata (Vörösmarty Színház)	144,0
Szolnok Megyei Jogú Város Önkormányzata (Szigligeti Színház)	182,6
Szombathely Megyei Jogú Város Önkormányzata (Weöres Sándor Színház Nonprofit Kft.)	127,7
Tatabánya Megyei Jogú Város Önkormányzata (Tatabánya Megyei Jogú Város Jászai Mari Színház, Népház)	69,0
Vas Megyei Önkormányzat (Mesebolt Bábszínház)	11,7
Veszprém Megyei Jogú Város Önkormányzata (Kabóca Bábszínház és Gyermek Közművelődési Intézmény)	14,7
Veszprém Megyei Önkormányzat (Veszprémi Petőfi Színház)	124,5
Zalaegerszeg Megyei Jogú Város Önkormányzata (Hevesi Sándor Színház, Griff Bábszínház)	115,2
Összesen:	4 561,2

b) Az I–II. kategóriába besorolt színházak, bábszínházak művészeti ösztönző részhozzájárulása[1]

ELŐIRÁNYZAT: 5 574,7 millió forint

Millió forint

Helyi önkormányzatok és intézmények	Művészeti ösztönző részhozzájárulás
Balatonfüred Város Önkormányzata – Pannon Várszínház Színművészet-fejlesztési Nonprofit Kft.	51,0
Békés Megyei Önkormányzat – Békés Megyei Jókai Színház	122,0
Budaörs Város Önkormányzata – Budaörsi Játékszín	36,0
Belváros – Lipótváros Budapest Főváros V. kerületi Önkormányzata – Komédium Színházi és Kulturális Szolgáltató Nonprofit Kft.	13,1
Budapest Főváros Önkormányzata – Budapest Bábszínház	108,5
Budapest Főváros Önkormányzata – Budapesti Operettszínház	625,6
Budapest Főváros Önkormányzata – Centrál Színház Színházművészeti Nonprofit Kft.	116,8
Budapest Főváros Önkormányzata – József Attila Színház Nonprofit Kft.	132,5
Budapest Főváros Önkormányzata – Katona József Színház	138,1
Budapest Főváros Önkormányzata – Kolibri Gyermek- és Ifjúsági Színház	110,1
Budapest Főváros Önkormányzata – Madách Színház Nonprofit Kft.	379,1
Budapest Főváros Önkormányzata – Mikroszkóp Színpad Nonprofit Kft.	40,2
Budapest Főváros Önkormányzata – Örkény Színház	101,3
Budapest Főváros Önkormányzata – Radnóti Színház	67,6
Budapest Főváros Önkormányzata – Thália Színház Nonprofit Kft.	126,1
Budapest Főváros Önkormányzata – Trafó Kortárs Művészetek Háza Nonprofit Kft.	32,3
Budapest Főváros Önkormányzata – Új Színház Nonprofit Kft.	96,9
Budapest Főváros Önkormányzata – Vígszínház	477,5
Budapest III. kerület Óbuda-Békásmegyer Önkormányzat – Szemiramisz Színházi, Kulturális és Sportrendezvény-szervező Nonprofit Kft.	120,0
Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat – Bárka Józsefvárosi Színházi- és Kulturális Nonprofit Kft.	58,0
Budapest Főváros IX. kerület Ferencváros Önkormányzata – Ferencvárosi Művelődési Központ és Intézményei	17,0
Budapest Főváros XI. kerület Újbuda Önkormányzata – Karinthy és Karinthy Kulturális Szolgáltató Nonprofit Kft.	20,9
Debrecen Megyei Jogú Város Önkormányzata – Csokonai Színház	192,1
Debrecen Megyei Jogú Város Önkormányzata – Vojtina Bábszínház	37,8

Helyi önkormányzatok és intézmények	Művészeti ösztönző részhozzájárulás
Győr Megyei Jogú Város Önkormányzata – Győri Nemzeti Színház	174,8
Győr Megyei Jogú Város Önkormányzata – Vaskakas Bábszínház	33,2
Heves Megyei Önkormányzat – Gárdonyi Géza Színház	123,2
Heves Megyei Önkormányzat – Harlekin Bábszínház	27,6
Kaposvár Megyei Jogú Város Önkormányzata– Csiky Gergely Színház Nonprofit Kft.	132,3
Kecskemét Megyei Jogú Város Önkormányzata – Katona József Színház	158,6
Kecskemét Megyei Jogú Város Önkormányzata – Ciróka Bábszínház	40,3
Miskolc Megyei Jogú Város Önkormányzata – Miskolci Nemzeti Színház	238,3
Miskolc Megyei Jogú Város Önkormányzata – Miskolci Csodamalom Bábszínház	39,8
Pécs Megyei Jogú Város Önkormányzata – Pécsi Nemzeti Színház	113,4
Pécs Megyei Jogú Város Önkormányzata – Bóbita Bábszínház	36,6
Pécs Megyei Jogú Város Önkormányzata – Pécsi Harmadik Színház Nonprofit Kft.	29,9
Sopron Megyei Jogú Város Önkormányzata – Pro Kultúra Sopron Nonprofit Kft.	121,4
Szabolcs-Szatmár-Bereg Megyei Önkormányzat – Móricz Zsigmond Színház	170,9
Szeged Megyei Jogú Város Önkormányzata – Szegedi Nemzeti Színház	235,5
Szeged Megyei Jogú Város Önkormányzata – Kövér Béla Bábszínház	15,5
Székesfehérvár Megyei Jogú Város Önkormányzata – Vörösmarty Színház	98,7
Szolnok Megyei Jogú Város Önkormányzata – Szigligeti Színház	152,6
Szombathely Megyei Jogú Város Önkormányzata – Weöres Sándor Színház Nonprofit Kft.	59,2
Tatabánya Megyei Jogú Város Önkormányzata – Tatabánya Megyei Jogú Város Jászai Mari Színház, Népház	35,7
Vas Megyei Önkormányzat – Mesebolt Bábszínház	40,5
Veszprém Megyei Önkormányzat – Veszprémi Petőfi Színház	142,3
Veszprém Megyei Jogú Város Önkormányzata – Kabóca Bábszínház és Gyermek Közművelődési Intézmény	32,0
Zalaegerszeg Megyei Jogú Város Önkormányzata – Hevesi Sándor Színház	79,6
Zalaegerszeg Megyei Jogú Város Önkormányzata – Griff Bábszínház	22,3
Összesen:	5 574,7

c)A III. kategóriába besorolt balett és táncegyüttesek költségvetési támogatása

ELŐIRÁNYZAT: 53,0 millió forint

Millió forint

Helyi önkormányzatok	Központi költségvetési támogatás
Győr Megyei Jogú Város Önkormányzata (Győri Balett)	51,0
Székesfehérvár Megyei Jogú Város Önkormányzata (Alba Regia Táncegyesület)	2,0
Összesen:	53,0

d)A IV. kategóriába besorolt színházak, bábszínházak költségvetési támogatása

ELŐIRÁNYZAT: 190,6 millió forint

Millió forint

Helyi önkormányzatok	Központi költségvetési támogatás
Békés Megyei Önkormányzat (Békés Megyei Napsugár Bábszínház)	32,3
Dunaújváros Megyei Jogú Város Önkormányzata (Bartók Kamaraszínház és Művészetek Háza)	99,4
Eger Megyei Jogú Város Önkormányzata (Babszem Jankó Gyermekszínház Közhasznú Kulturális Egyesület)	1,2

Helyi önkormányzatok	Központi költségvetési támogatás
Tolna Megyei Önkormányzat (Tolna Megyei Önkormányzat és a Magyarországi Németek Országos Önkormányzata Német Színháza)	57,7
Összesen:	190,6

e) Az V. kategóriába besorolt szabadtéri színházak, nemzeti és etnikai kisebbségi színházak pályázati támogatása

ELŐIRÁNYZAT: 330,0 millió forint

E támogatást a kultúráért felelős miniszter (a továbbiakban: miniszter) pályázati felhívása alapján a helyi önkormányzatok által fenntartott, illetve támogatott – az Emtv. alapján az V. kategóriába besorolt – szabadtéri színházak, illetve nemzeti és etnikai kisebbségi színházak igényelhetik.

Az elosztásról – szakmai kuratórium javaslata alapján – a miniszter dönt. A támogatás az önkormányzatot illeti meg.

2. a) Az I. kategóriába besorolt zenekarok központi költségvetési támogatása[2]

ELŐIRÁNYZAT: 1 070,1 millió forint

Felhatalmazást kap a miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának és elszámolásának részletes szabályait rendeletben állapítsa meg.

b) Az I. kategóriába besorolt énekkarok központi költségvetési támogatása[3]

ELŐIRÁNYZAT: 105,8 millió forint

Felhatalmazást kap a miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának és elszámolásának részletes szabályait rendeletben állapítsa meg.

Az e mellékletben szabályozott költségvetési támogatások igénylési és döntési eljárására nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait.

[1] A művészeti ösztönző részhozzájárulás színházakra lebontott összege az Emtv. 16. §-ának (4) bekezdésében meghatározottak szerint került megállapításra.
Szorzók:
- opera előadások: 3,0
- klasszikus operett előadások: 1,2
- balett- és táncelőadások: 2,0
- gyermek- és ifjúsági előadások: 1,4
- stúdió előadások: 2,0
- bábszínházi előadások: 0,8

[2] Az Emtv. 20. §-ának (1) bekezdésében meghatározott szempontokhoz kapcsolódó, az egyes fenntartókat megillető támogatási összegek meghatározásnak arányai:
- zenekar létszáma alapján: 35%,
- fenntartói támogatás aránya alapján: 50%,
- hangversenyek és színházi előadások száma alapján: 6%,
- hangfelvételek száma alapján: 1%,
- fizető nézők száma alapján: 1%,
- ifjúsági hangversenyek száma alapján: 4%,
- bemutatott kortárs magyar zeneművek száma alapján: 3%.

[3] Az Emtv. 20. §-ának (1) bekezdésében meghatározott szempontokhoz kapcsolódó, az egyes fenntartókat megillető támogatási összegek meghatározásnak arányai:
- énekkar létszáma alapján: 35%,
- fenntartói támogatás aránya alapján: 50%,
- hangversenyek és színházi előadások száma alapján: 6%,
- hangfelvételek száma alapján: 1%,
- fizető nézők száma alapján: 1%,
- ifjúsági hangversenyek száma alapján: 4%,
- bemutatott kortárs magyar művek száma alapján: 3%.

8. melléklet a 2010. évi CLXIX. törvényhez

A helyi önkormányzatok normatív, kötött felhasználású támogatásai

I. KIEGÉSZÍTŐ TÁMOGATÁS EGYES KÖZOKTATÁSI FELADATOKHOZ

1. Pedagógiai szakszolgálat

ELŐIRÁNYZAT: 4 868,0 millió forint

FAJLAGOS ÖSSZEG: 1 200 000 forint/fő/év

A támogatást a pedagógiai szakszolgálatot fenntartó helyi önkormányzat igényelheti a pedagógiai szakszolgáltató intézményeiben – az e törvény 3. mellékletének 16. ba) pontja alá tartozó óvodai nevelés, iskolai oktatás keretében végzett konduktív feladatokat, továbbá előbbi intézményekben a 16. bb) pont alá tartozó korai fejlesztési, gondozási feladatokat és a 16. bc) pont alá tartozó fejlesztő felkészítési feladatokat ellátók kivételével – közalkalmazotti jogviszonyban, pedagógus és szakmai munkát segítő munkakörben foglalkoztatottak 2010/2011. tanévi nyitó (október 1-jei) közoktatási statisztikai tényleges, illetve 2011/2012. tanévi nyitó közoktatási statisztikai becsült, teljes munkaidőre átszámított létszáma alapján, ha a pedagógiai szakszolgálatot a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 33. § (4)–(5) bekezdésében és 34. §-ában, valamint a pedagógiai szakszolgálatokról szóló 4/2010. (I. 19.) OKM rendeletben [a továbbiakban: 4/2010. (I. 19.) OKM rendelet] foglaltak szerint szervezik meg.

2. Pedagógus szakvizsga, továbbképzés, szakmai szolgáltatások igénybevételének támogatása

ELŐIRÁNYZAT: 1 416,1 millió forint

FAJLAGOS ÖSSZEG: 10 500 forint/fő/év

A támogatást igényelheti a helyi önkormányzat a pedagógus szakvizsga és továbbképzés megszervezéséhez, továbbá szakmai szolgáltatások igénybevételéhez. Az igényjogosultság alapja a Közokt. tv. 20–21. §-ában és a 122. § (3) bekezdésében felsorolt típusú, a helyi önkormányzat által fenntartott intézményekben, pedagógus-munkakörben, illetve a Közokt. tv. 22. §-ában felsorolt intézményekben pedagógiai szakértő vagy pedagógiai előadó munkakörben foglalkoztatottak 2010/2011. tanévi nyitó (október 1-jei), és a 2011/2012. tanévi nyitó közoktatási statisztikai tényleges, illetve becsült, teljes munkaidőre átszámított létszáma. Az így megállapított létszám nem haladhatja meg a fenntartó által engedélyezett pedagógus, pedagógiai szakértő, illetve pedagógiai előadó álláshelyek számát.
A támogatás a pedagógus-továbbképzésről, a pedagógus-szakvizsgáról, valamint a továbbképzésben részt vevők juttatásairól és kedvezményeiről szóló 277/1997. (XII. 22.) Korm. rendelet előírásainak megfelelően használható fel.

3. Támogatás egyes pedagóguspótlékok kiegészítéséhez

a) Osztályfőnöki pótlék kiegészítése

ELŐIRÁNYZAT: 1 334,7 millió forint

FAJLAGOS ÖSSZEG: 26 000 forint/fő/év

A támogatást a helyi önkormányzatok azok után az általuk fenntartott nevelési-oktatási intézményekben osztályfőnöki feladatot ellátó közalkalmazottak után igényelhetik, akik a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény végrehajtásáról a közoktatási intézményekben tárgyú 138/1992. (X. 8.) Korm. rendelet [a továbbiakban: 138/1992. (X. 8.) Korm. rendelet] 15. § (2) bekezdés a) pontja szerinti osztályfőnöki pótlékra jogosultak, és osztályfőnöki pótlékban részesülnek.
A támogatás az osztályfőnöki pótlékban részesülők 2010/2011. tanévi nyitó (október 1-jei) közoktatási statisztikai tényleges, illetve a 2011/2012. tanévi nyitó közoktatási statisztikai becsült létszáma alapján igényelhető.
A támogatás a 138/1992. (X. 8.) Korm. rendelet 15. § (3) bekezdés a) pontja szerinti 2009. február 1-jétől hatályos pótlék alsó mértékéig történő kifizetésre használható fel.

b) Gyógypedagógiai pótlék kiegészítése

ELŐIRÁNYZAT: 663,9 millió forint

FAJLAGOS ÖSSZEG: 65 000 forint/fő/év

A támogatást a helyi önkormányzatok igényelhetik az általuk fenntartott közoktatási intézményekben azok után a közalkalmazottak után, akik a sajátos nevelési igényű gyermekek, tanulók óvodai nevelését, iskolai nevelését és oktatását, kollégium nevelését vagy fejlesztő felkészítését, fejlesztő iskolai oktatását – a szakértői és rehabilitációs bizottság szakvéleményében foglaltak szerint – végzik és a 138/1992. (X. 8.) Korm. rendelet. 15. § (2) bekezdés d) pontja alapján gyógypedagógiai pótlékra jogosultak, és gyógypedagógiai pótlékban részesülnek.

A támogatás a gyógypedagógiai pótlékban részesülők 2010/2011. tanévi nyitó (október 1-jei) közoktatási statisztikai tényleges, illetve a 2011/2012. tanévi nyitó közoktatási statisztikai becsült létszáma alapján igényelhető.

A támogatás a 138/1992. (X. 8.) Korm. rendelet 15. § (3) bekezdés c) pontja szerinti 2009. január 1-jétől hatályos pótlék alsó mértékéig történő kifizetésre használható fel.

Az 1–3. pont alatti támogatások megállapítása az e törvény 3. melléklete Kiegészítő szabályok 10. f) pontja szerint, elszámolása emellett a költségvetési évben e jogcímeken vállalt kötelezettségek, valamint jogszerűen elszámolt költségek figyelembevételével történik. A támogatás teljes összegével 2011. december 31-ei zárónappal kell elszámolni, és az év végi maradványt a központi költségvetésbe vissza kell fizetni a vonatkozó eljárási rend szerint.

II. EGYES SZOCIÁLIS FELADATOK TÁMOGATÁSA

1. Egyes jövedelempótló támogatások kiegészítése

ELŐIRÁNYZAT: 88 541,5 millió forint

A támogatás

a) a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 37. § (1) bekezdés a)–d) pontjaiban szabályozott rendszeres szociális segélyre, a Szoctv. 32/B. §-ában szabályozott időskorúak járadékára, a Szoctv. 55/A. § alapján adósságcsökkentési támogatásra, a Szoctv. 38. § (2) és (5) bekezdése alapján járó lakásfenntartási támogatásra kifizetett összegek, valamint az Szoctv. 55/A. § (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségei 90%-ának,

b) a Szoctv. 41. § (1) bekezdésében és a 43/A. § (1) bekezdésében szabályozott ápolási díj és az utána fizetendő nyugdíjbiztosítási járulék 75%-ának,

c) a 2010. december 31-én hatályos Szoctv. 36. §-a alapján a közcélú munka 2010. december hónapra járó, 2011. január hónapban kifizetendő munkabér és közterheinek 95%-ának,

d) a 2010. december 31-én hatályos Szoctv. 37. § (1) bekezdése, valamint a 37/C. § (4) bekezdése alapján 2010. december hónapra járó, 2011. január hónapban kifizetendő rendelkezésre állási támogatásra, továbbá a Szoctv. 35. § (1) bekezdése alapján folyósított bérpótló juttatásra kifizetett összegek 80%-ának,

e) a Szoctv. 43/A. § (4) bekezdése szerinti szakértői vélemény díjának, valamint a „Sikeres Magyarországért Panel Plusz" Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg,

f) a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 20/C. §-a szerinti óvodáztatási támogatás 100%-ának

központi költségvetésből való utólagos igénylésére szolgál.

A hajléktalan személyek részére kifizetett rendszeres szociális segély, időskorúak járadéka és bérpótló juttatás, a bentlakásos szociális intézményben lakó személyek időskorúak járadéka, valamint a kamattámogatásban részesülők esetében az előirányzat igénybevétele a kifizetett ellátások 100%-a alapján történik.

Az előirányzatból szakértői vizsgálatonként a Szoctv. 43/A. § (4) bekezdésében meghatározott szakértői díj vehető igénybe.

Az előirányzatból támogatás igényelhető az önkormányzatokat az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-ára.

Az előirányzatból a 93/2005. (V. 21.) Korm. rendelet alapján, az 1050/2005. (V. 21.) Korm. határozatban megjelölt települések a rendkívüli időjárás miatti lakossági károk enyhítésére felvett – és a magánszemélyek számára kamatmentes visszatérítendő támogatásként nyújtott – hitel kamatterhének 100%-át visszaigényelhetik.

2. Szociális továbbképzés és szakvizsga támogatása

ELŐIRÁNYZAT: 363,3 millió forint

FAJLAGOS ÖSSZEG: 9 400 forint/fő

A támogatást azok a helyi önkormányzatok, többcélú kistérségi társulások igényelhetik a szociális továbbképzés és szakvizsga megszervezéséhez, amelyek szociális, gyermekjóléti, gyermekvédelmi ellátást nyújtó intézményt, vagy szolgáltatást tartanak fenn. Az igényjogosultság alapja a Szoctv. 92/D. § (1) bekezdésében felsorolt munkakörben személyes gondoskodást végző és a személyes gondoskodást végző személyek továbbképzéséről és a szociális szakvizsgáról szóló 9/2000. (VIII. 4.) SZCSM rendelet szerint továbbképzésre kötelezett személyek 2010. szeptember 1-jei állapotnak megfelelő statisztikai állományi létszáma. A támogatás a továbbképzésen való részvétel költségeire (részvételi díj, utazási-szállási költség), a továbbképzésen részt vevő helyettesítésével kapcsolatos kiadásokra, a továbbképzési kötelezettségnek eleget tett személy Szoctv. 92/D. § (2) bekezdése szerinti anyagi elismerésére, a szakvizsga és az erre felkészítő tanfolyamon való részvétel költségeire fordítható.

A támogatás felhasználásáról éves elszámolást kell készíteni, amelyet a tevékenységgel összefüggő eseményeket rögzítő nyilvántartásokkal és bizonylatokkal, a továbbképzésről és a szakvizsgáról kiadott igazolással, tanúsítvánnyal, bizonyítvánnyal, oklevéllel, egyéb okirattal kell alátámasztani.

Az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni a központi költségvetési kapcsolatokat érintő elszámolási szabályok szerint és eljárási rendben. A támogatás következő évre áthúzódó kötelezettségvállalással terhelt maradványa 2012. július 31-éig használható fel jogszerűen. A támogatás folyósítása negyedévenként, a tárgynegyedév második hónapjában az államháztartás működési rendjéről szóló 292/2009. (XII. 19.) Korm. rendelet 16. számú mellékletében meghatározott időpontig történik.

III. A TÖBBCÉLÚ KISTÉRSÉGI TÁRSULÁSOK TÁMOGATÁSA

ELŐIRÁNYZAT: 31 048,8 millió forint

1. A támogatás igénylésének általános feltételei

1.1. E fejezet szerinti támogatásokat azok a többcélú kistérségi társulások igényelhetik, amelyek:

1.1.1. legalább három közszolgáltatási feladatot ellátnak, melyek közül:

a) egy feladat a közoktatási intézményi és szakszolgálati,

b) második feladatként a szociális intézményi, szociális alapszolgáltatási, gyermekek átmeneti gondozási, gyermekjóléti alapellátási, illetve egészségügyi feladatok közül legalább egy feladat,

c) további egy feladat, amennyiben a többcélú kistérségi társulás a b) pont szerinti feladatok közül csak egyet vállalt, amely a települési önkormányzatok többcélú kistérségi társulásáról szóló 2004. évi CVII. törvény (a továbbiakban: Tkt. tv.) 2. § (1) bekezdés a)–q) pontjai szerinti feladatok közül választható,

1.1.2. esetében az 1.1.1. pont szerinti feladatok ellátásában:

a) a kistérséghez tartozó települések több mint fele részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának 60%-át, vagy

b) a kistérséghez tartozó települések több mint 60%-a részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának felét,

1.1.3. az 1.1.2. pont szerinti feltételeket ugyanazon települési körre teljesítik az 1.1.1. pont szerinti három közszolgáltatási feladat tekintetében,

1.1.4. a közszolgáltatási feladatokat e fejezetben foglaltaknak megfelelően látják el,

1.1.5. ellátják a kistérségi fejlesztési tanács feladatait.

1.2. A többcélú kistérségi társulások abban az esetben vehetik igénybe a támogatásokat, ha az 1.1.1–1.1.5. pontok szerinti feltételeket 2011. január 31-éig teljesítik. Amennyiben egy feladat ellátása 2011. január 31-ét követően kezdődik meg, vagy egy település 2011. január 31-ét követően vesz részt a feladatok ellátásában, úgy a többcélú kistérségi társulás a feladatellátás kezdetét követő hónap első napjától kezdődően időarányos támogatásra jogosult. A többcélú kistérségi társulás 4 havi közoktatási célú támogatást igényelhet, amennyiben legkésőbb 2011. szeptember 1-jétől a meglévő közoktatási célú intézményi társulás átszervezésére kerül sor, illetve új közoktatási célú intézményi társulás vagy többcélú kistérségi társulás által fenntartott intézmény kezdi meg működését.

1.3. Amennyiben a – legkésőbb 2011. szeptember 1-jéig megalakult – többcélú kistérségi társulás 2011. január 31-éig nem teljesíti az 1.1.1–1.1.5. pontok szerinti feltételeket, de legkésőbb 2011. szeptember 1-jétől megfelel azoknak, úgy a

2.1. pont alapján időarányos, de legfeljebb 10 havi támogatást, a 2.2.–2.8. pontok alapján legfeljebb 4 havi időarányos támogatást igényelhet.

2. A támogatások fajlagos összegei és az igénybevétel részletes feltételei

2.1. Többcélú kistérségi társulások általános feladatainak támogatása

FAJLAGOS ÖSSZEG: 160 forint/fő

+ 900 000 forint/kistérséghez tartozó legfeljebb 500 fő lakosságszámú település,
+ 600 000 forint/kistérséghez tartozó 501–1 000 fő lakosságszámú település,
+ 93 000 forint/kistérséghez tartozó 1 000 fő feletti lakosságszámú település,
amennyiben a többcélú kistérségi társulás a 2.2.1., 2.3.–2.6. pontok szerinti feladatokat saját fenntartású költségvetési szervben látja el és e feladatok után jogosult e fejezet szerinti támogatásra, úgy
+ 2 500 000 forint/saját fenntartású költségvetési szervben ellátott feladat, amely esetében a 2.2.1., 2.3.–2.6. pontok szerinti feladatok egy-egy feladatnak számítanak, függetlenül attól, hogy e feladatokat egy vagy több költségvetési szervben látják el, de legalább 18 300 000 forint, és legfeljebb 32 300 000 forint társulásonként.

A 2.2.1., 2.3.–2.6. pontok szerinti feladatok esetében a saját fenntartású költségvetési szerveiben ellátott feladatok számát 2011. január 31-ei állapotnak megfelelően kell meghatározni.

A támogatás a többcélú kistérségi társulásokat a közszolgáltatási feladataik ellátásához és munkaszervezetük működési és fejlesztési kiadásaihoz a kistérséget alkotó települések száma és lakosságszáma szerint illeti meg.

A támogatás kizárólag az e fejezetben foglalt feladatok ellátásához – e fejezet felhasználási szabályainak megfelelően –, a munkaszervezet működési és fejlesztési kiadásaira, a Tkt. tv. 2. § (1) bekezdése szerint vállalt feladatok, illetve egyes sportfeladatok ellátásához használható fel azzal, hogy a többcélú kistérségi társulás a támogatást a közoktatási, szociális intézményi, szociális alapszolgáltatási, gyermekek átmeneti gondozási, gyermekjóléti alapellátási, mozgókönyvtári és belső ellenőrzési feladatokra csak abban az esetben fordíthatja, ha azokat az e fejezetben meghatározott feltételeknek megfelelően látja el.

2.2. A többcélú kistérségi társulások közoktatási feladatainak támogatása

2.2.1. Közoktatási intézményi feladat

A többcélú kistérségi társulás biztosítja, hogy saját fenntartásában működő, és a közoktatási feladat ellátásában részt vevő önkormányzatok saját vagy társulásaik fenntartásában működő közoktatási intézmények megfeleljenek a Kiegészítő szabályok 2.1. vagy 2.2. pontja szerinti feltételeknek.

Ennek teljesítése úgy történhet, hogy az intézmények fenntartásáról

- a többcélú kistérségi társulás,
- a települési önkormányzatok által alkotott – a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 8., 9. és 16. §-ai szerinti – intézményi társulások, vagy
- a települési önkormányzatok önállóan

gondoskodnak.

Az egyes települési önkormányzatok által önállóan fenntartott intézmények után támogatás nem igényelhető.

a) Bejáró gyermekek, tanulók alapján járó támogatás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 100 000 forint/fő/év

– 2011. költségvetési évben időarányosan 4 hónapra,
– 2012. költségvetési évben időarányosan 8 hónapra.

Intézményi társulás által fenntartott intézmény óvodás és 1–4. évfolyamos tanulói után

FAJLAGOS ÖSSZEG: 70 000 forint/fő/év

– 2011. költségvetési évben időarányosan 4 hónapra,
– 2012. költségvetési évben időarányosan 8 hónapra.

Intézményi társulás által fenntartott intézmény 5–8. évfolyamos tanulói után

FAJLAGOS ÖSSZEG: 90 000 forint/fő/év

– 2011. költségvetési évben időarányosan 4 hónapra,
– 2012. költségvetési évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott – a Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő – óvodákba, iskolák 1–8. évfolyamára járó gyermekek, tanulók létszáma után igényelhető a következők szerint:

aa) alaptámogatás vehető igénybe a fenti intézményekbe bejáró azon gyermekek, tanulók után, akik a lakóhelyüktől, ennek hiányában tartózkodási helyüktől eltérő településen veszik igénybe az óvodai, illetve általános iskolai ellátást. A 20 000 fő lakosságszám feletti települési önkormányzatok területén működő, intézményi társulás által fenntartott intézményekbe bejáró gyermekek, tanulók után az alaptámogatás abban az esetben vehető igénybe, ha a bejáró gyermekek, tanulók lakóhelye (ennek hiányában tartózkodási helye) az intézményi társulásban részt vevő településen van,

ab) az intézmény székhelyén/telephelyén állandó lakóhellyel (ennek hiányában tartózkodási hellyel) rendelkező gyermekek, tanulók után az alaptámogatás 50%-ának megfelelő támogatás vehető igénybe. E támogatás legfeljebb az aa) pont szerint bejáró gyermekek, tanulók számával azonos számú gyermekek, tanulók után igényelhető, mely szabályt az 1–4., illetve 5–8. évfolyamon külön-külön kell alkalmazni. E támogatás szempontjából a külterületen lakó gyermekek, tanulók az intézmény székhelyén lakónak minősülnek.

b) Autóbusszal utaztatott gyermekek, tanulók alapján járó támogatás

FAJLAGOS ÖSSZEG: 80 000 forint/fő/év
– 2011. költségvetési évben időarányosan 4 hónapra,
– 2012. költségvetési évben időarányosan 8 hónapra.

ba) A támogatás a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott óvodákba, iskolák 1–8. évfolyamára az aa) pont szerint bejáró gyermekek, tanulók után vehető igénybe, amennyiben a fenntartó e gyermekek, tanulók utaztatását autóbusz működtetésével, iskolabusz-szolgáltatás vagy különcélú menetrendszerinti autóbusz szolgáltatás vásárlásával biztosítja. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül e célból indított járat(ok) igénybevétele. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek, tanulók mellett kísérő utazzon.

bb) A támogatás 15%-a a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott óvodákba, iskolák 1–8. évfolyamára járó, külterületen lakó gyermekek, tanulók után vehető igénybe, ha a fenntartó e gyermekek, tanulók utaztatását autóbusz működtetésével, iskolabusz-szolgáltatás vagy különcélú menetrendszerinti autóbusz szolgáltatás vásárlásával biztosítja.

A támogatás igénylése és elszámolása a Kiegészítő szabályok 2.8. pontjában meghatározottak szerint történik.

c) A többcélú kistérségi társulás által fenntartott egységes iskola 9–13. évfolyamára bejáró tanulók alapján járó támogatás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 100 000 forint/fő/év
– 2011. költségvetési évben időarányosan 4 hónapra,
– 2012. költségvetési évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás által fenntartott, – a Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő – azon egységes iskola 9–13. évfolyamára bejáró tanulók létszáma után igényelhető, melynek az intézmény székhelyétől különböző településen tagintézménye működik. Amennyiben az egységes iskola része szakiskola is, úgy a szakiskola 9–10. évfolyamára, továbbá a szakképzés elméleti képzésére bejáró tanulók után vehető igénybe támogatás. Támogatás szempontjából bejáró tanulónak kizárólag az számít, akinek lakóhelye (ennek hiányában tartózkodási helye) nem az intézmény székhelye szerinti településen van. E támogatás a külterületen lakó gyermekek, tanulók után nem vehető igénybe.

d) Tagintézményi támogatás

FAJLAGOS ÖSSZEG: 90 000 forint/fő/év
– 2011. költségvetési évben időarányosan 4 hónapra,
– 2012. költségvetési évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás vagy intézményi társulás által fenntartott intézmény – székhelyétől különböző községben – tagintézményeként működő óvodába, iskola 1–4. évfolyamára járó gyermekek, tanulók után vehető igénybe abban az esetben, ha az intézmény megfelel a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek. A 2007. január 1-je után tagintézménnyé váló – intézményi társulás által fenntartott – iskola esetében további feltétel, hogy legfeljebb 1–6. évfolyammal működjön. Ha az intézmény óvodai és általános iskolai feladatot is ellát, az óvodai tagintézménybe járó gyermekek után támogatás abban az esetben is igénybe vehető, ha az általános iskolai tagintézmény 1–8. évfolyammal működik. E támogatás szempontjából az intézményi társulás által fenntartott intézményhez 2008. január 1-jét követően csatlakozó – korábban is tagintézményként működő – intézmény új tagintézménynek tekintendő.

e) Kistelepülési tagintézményi támogatás

FAJLAGOS ÖSSZEG: 21 000 forint/fő/év
– 2011. költségvetési évben időarányosan 4 hónapra,
– 2012. költségvetési évben időarányosan 8 hónapra.

ea) A támogatás a többcélú kistérségi társulás vagy intézményi társulás által fenntartott intézmény székhelyétől különböző, 1500 fő és az alatti községben tagintézményként működő óvoda, iskola 1–4. évfolyamára járó gyermekek, tanulók után vehető igénybe. A támogatás abban az esetben is igénybe vehető, ha az intézmény nem felel meg a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek. A 2007. január 1-je után tagintézménnyé váló iskola esetében további feltétel, hogy a tagintézmény legfeljebb 1–6. évfolyammal működjön. E támogatás szempontjából az intézményi társulás által fenntartott intézményhez 2008. január 1-jét követően csatlakozó – korábban is tagintézményként működő – intézmény új tagintézménynek tekintendő.

eb) A támogatás 1,2-szerese vehető igénybe a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendelet által meghatározott településeken működő tagintézménybe járó

eba)óvodás gyermekek,

ebb)az 1–4. évfolyamos tanulók után.

Az ebb) pont szerinti esetben további feltétel, hogy az intézmény a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet (a továbbiakban: 11/1994. (VI. 8.) MKM rendelet) 39/E. §-ában meghatározott feltételnek megfeleljen, és a tanulók integrációs nevelése 5. évfolyamtól biztosított legyen.

Az érintett általános iskolai tagintézményben a kistelepülési tagintézményi támogatás igénybevételének további feltétele, hogy az intézményben a foglalkozásokat, tanítási órákat a Közokt. tv.-ben meghatározott végzettséggel és szakképzettséggel rendelkező pedagógusok tartsák meg.

2.2.2. Közoktatási szakszolgálati feladat

Továbbtanulási, pályaválasztási tanácsadás

FAJLAGOS ÖSSZEG: 2 000 forint/fő/év
– 2011. költségvetési évben időarányosan 4 hónapra,
– 2012. költségvetési évben időarányosan 8 hónapra.

Nevelési tanácsadás; gyógypedagógiai tanácsadás, korai fejlesztés és gondozás; fejlesztő felkészítés; logopédiai ellátás; gyógytestnevelés.

FAJLAGOS ÖSSZEG: 14 000 forint/fő/év
– 2011. költségvetési évben időarányosan 4 hónapra,
– 2012. költségvetési évben időarányosan 8 hónapra.

A többcélú kistérségi társulás alaptámogatást a Közokt. tv. 34. § a)–b), d)–f) és h) pontjai szerinti pedagógiai szakszolgálati feladatok közül legalább kettő ellátásának megszervezése esetén azon ellátottak után veheti igénybe, akiket a társulás – az e célra vezetett nyilvántartás szerint – a nevelési évek/tanévek során legalább az alábbi gyakorisággal részesít ellátásban:

- logopédiai ellátás esetén legalább heti egy alkalommal,
- a 11/1994. (VI. 8.) MKM rendelet 5. § (2) bekezdésében és az 1. számú melléklete 6. és 7. pontjában meghatározottak figyelembevételével megszervezett gyógytestnevelés esetén legalább heti két alkalommal,
- nevelési tanácsadás keretében nyújtott terápiás gondozás esetén 2011. évben legalább hat alkalommal,
- továbbtanulási, pályaválasztási tanácsadás esetén 2011. évben legalább egy alkalommal,
- gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, fejlesztő felkészítés esetén a 4/2010. (I. 19.) OKM rendeletben meghatározott időkeretben.

A többcélú kistérségi társulás a nevelési tanácsadás, gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, fejlesztő felkészítés, logopédiai ellátás, gyógytestnevelés szakszolgálati feladatok esetében az alaptámogatás kétszeresét veheti igénybe azon ellátottak után, akik számára a szolgáltatást lakóhelyükön, vagy abban a közoktatási intézményben biztosítja, ahol óvodai nevelésben részesülnek, illetve tanulói jogviszonnyal rendelkeznek.

Nevelési tanácsadás esetében a támogatás kizárólag a nevelési tanácsadó, a nevelési tanácsadás feladatait is ellátó egységes pedagógiai szakszolgálat által biztosított fejlesztő foglalkoztatásban, terápiás gondozásban részesült ellátottak után igényelhető. A 2011. évben legalább hat alkalommal történő ellátásba a gyermek, a tanuló vizsgálata – melynek eredményeként az ellátásba vétel megállapításra kerül – nem számítható be, csak a szakvélemény alapján végzett tényleges fejlesztés, terápiás gondozás.

Logopédiai ellátás esetén a támogatás szempontjából nem vehetők figyelembe – a 4/2010. (I. 19.) OKM rendelet 29. § (1) bekezdésének rendelkezése szerinti – a kizárólag az óvodai nevelésben részt vevő gyermekek beszéd- és nyelvi fejlettségének alapvizsgálatát szolgáló szűrővizsgálaton részt vevők.

A többcélú kistérségi társulás a vállalt közoktatási szakszolgálati feladatot elláthatja az általa fenntartott intézményben, vagy – megállapodás alapján – helyi önkormányzat, önkormányzati társulás vagy központi költségvetési szerv fenntartásában működő intézmény/intézmények útján a 4/2010. (I. 19.) OKM rendeletben foglaltaknak megfelelően.

A közoktatási feladatokhoz a támogatás a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek megfelelő intézmények, továbbá a 2.2.1. e) pont szerinti támogatással érintett tagintézmények működési és fejlesztési kiadásához, valamint a pedagógiai szakszolgálati feladatok működési és fejlesztési kiadásaihoz használható fel.

2.3. A többcélú kistérségi társulások szociális intézményi feladatainak támogatása

Többcélú kistérségi, társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 180 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 60 000 forint/fő

A többcélú kistérségi társulás a támogatásra akkor jogosult, ha biztosítja a személyes gondoskodás keretébe tartozó, a Szoctv. szerinti szakosított ellátást biztosító intézmények közül legalább egy intézmény társult formában történő fenntartását:

- időskorúak ápolást, gondozást nyújtó otthona,
- időskorúak vagy fogyatékos személyek gondozóháza,
- pszichiátriai és szenvedélybetegek átmeneti otthona,
- hajléktalanok átmeneti szállása.

A társult formában történő intézményfenntartás követelménye akkor teljesül, ha a többcélú kistérségi társulás:

- ezen intézmény(ek)et fenntartja, vagy
- biztosítja, hogy a korábban legalább két települési önkormányzat által külön-külön fenntartott intézményeket intézményi társulás egy intézményként tartsa fenn, és az így létrehozott intézmény magasabb szakmai, gazdasági hatékonysággal működjön.

A többcélú kistérségi társulás támogatást kizárólag

a) a 2009. január 31-éig a többcélú kistérségi társulás fenntartásába átadott intézményben, továbbá

b) intézményi társulás által fenntartott – 2008. évben e jogcímen támogatásban részesülő – intézményben

ellátottak után vehet igénybe.

A támogatás az intézményi ellátottak után illeti meg a többcélú kistérségi társulást.

A támogatás az e pontban foglalt feltételeknek megfelelő intézmények fenntartása során felmerülő működési kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz, ezen intézmények fejlesztéséhez használható fel.

2.4. A többcélú kistérségi társulások szociális alapszolgáltatási feladatainak támogatása

A többcélú kistérségi társulás támogatást igényelhet a Szoctv. szerinti következő szociális alapszolgáltatási feladatok közül legalább kettő biztosítása esetén, melyeket a Kiegészítő szabályok 3.1. pontja szerinti feltételeknek megfelelően lát el:

- családsegítés,
- szociális étkeztetés,
- házi segítségnyújtás,
- időskorúak nappali intézményi ellátása,
- pszichiátriai és szenvedélybetegek nappali intézményi ellátása,
- fogyatékos és demens személyek nappali intézményi ellátása,
- hajléktalanok nappali intézményi ellátása.

E feladatok ellátásához kizárólag abban az esetben igényelhető támogatás, ha

a) az abban részt vevő önkormányzatok legalább két szociális alapszolgáltatási feladat ellátásában részt vesznek, és
b) a Társulás által ellátott valamennyi alapszolgáltatási feladat esetében a részt vevő önkormányzatok száma és lakosságszáma megfelel az 1.1.2. pont szerinti feltételeknek.

Egy önkormányzatot attól a teljes hónaptól lehet a támogatás szempontjából figyelembe venni, amikortól legalább két alapszolgáltatási feladat – e fejezet szerinti feltételeknek megfelelő – ellátásában részt vesz.

A Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladatra támogatás nem vehető igénybe, de az érintett önkormányzatokat – az 1.1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás szociális alapszolgáltatási feladat ellátásában részt vevő tagjaként figyelembe lehet venni.

a) Családsegítés

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 320 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 288 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a családsegítés feladatának ellátásáról.

A támogatás a feladat ellátásában részt vevő települések lakosságszáma után illeti meg a többcélú kistérségi társulást. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak családsegítőt.

b) Szociális étkeztetés

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 6 500 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 4 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a szociális étkeztetés feladatának ellátásáról.

A támogatás az étkeztetésben ellátottak száma után illeti meg a többcélú kistérségi társulást. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek.

c) Házi segítségnyújtás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 60 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 40 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a házi segítségnyújtás feladatának ellátásáról.

A támogatás a többcélú kistérségi társulást az ellátottak száma alapján illeti meg. A támogatás arra az ellátotti létszámra is igényelhető, amely a külön jogszabályban foglalt szociális gondozói létszámra meghatározott maximális ellátotti számot meghaladja. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak gondozót.

d) Időskorúak, pszichiátriai és szenvedélybetegek, a fogyatékos és demens személyek és a hajléktalanok nappali intézményi ellátása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 90 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 30 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik az időskorúak, a pszichiátriai és szenvedélybetegek, a hajléktalanok, a demens, valamint a fogyatékos személyek nappali intézményei közül legalább egy alapszolgáltatás kistérségi szintű biztosításáról. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett nappali ellátást biztosító intézmény(ek)ben ellátottak után igényelhető támogatás.

A támogatás a többcélú kistérségi társulást az ellátásban részt vevők száma alapján illeti meg.

A támogatás az e pontban foglalt feltételeknek megfelelő alapszolgáltatási feladatok ellátása és megszervezése során felmerülő működési és felhalmozási kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz használható fel.

2.5. A többcélú kistérségi társulások gyermekek átmeneti gondozási feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 320 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 160 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely biztosítja, hogy a kistérség területén valamennyi – korábban települési önkormányzat által fenntartott –, a gyermekek átmeneti gondozását biztosító alábbi intézmény társult formában működjön:

- a helyettes szülői hálózat,
- a gyermekek átmeneti otthona,
- a családok átmeneti otthona.

E társult intézményi ellátásnak a Gyvt. alapján és a külön jogszabályban meghatározott szakmai szabályok szerinti biztosításáról a többcélú kistérségi társulás gondoskodik. A társult formában történő intézményfenntartás követelménye akkor teljesül,

- ha a többcélú kistérségi társulás ezen intézményeket fenntartja, vagy
- a kistérség területén valamennyi intézmény fenntartásáról intézményi társulások gondoskodnak.

A többcélú kistérségi társulás támogatást kizárólag

a) a 2009. január 31-éig a többcélú kistérségi társulás fenntartásába átadott intézményben, továbbá

b) intézményi társulás által fenntartott – 2008. évben e jogcímen támogatásban részesülő – intézményben ellátottak után vehet igénybe.

A támogatás a többcélú kistérségi társulást az általa biztosított ellátásban részt vevő intézményi ellátottak után illeti meg.

A támogatás az e pontban foglalt feltételeknek megfelelő intézmények fenntartása során felmerülő működési kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz, ezen intézmények fejlesztéséhez használható fel.

2.6. A többcélú kistérségi társulások gyermekjóléti alapellátási feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 1 200 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 600 forint/fő

A többcélú kistérségi társulás támogatást igényelhet a Gyvt. szerinti következő egyes gyermekjóléti alapellátási feladatok közül legalább egy ellátás biztosítása esetén, melyet a Kiegészítő szabályok 3.6. pontja szerinti feltételeknek megfelelően intézményfenntartóként, vagy a Ttv. 8., 9. és 16. §-a szerinti intézményi társulások útján lát el:

- a gyermekjóléti szolgáltatás,
- a gyermekek napközbeni ellátása, valamint
- a gyermekek átmeneti gondozása.

A támogatás a feladat ellátásában részt vevő települések 0–17 éves korcsoportba tartozó lakosainak száma alapján illeti meg a többcélú kistérségi társulást. Több ellátás biztosítása esetén a többcélú kistérségi társulást feladatonként illeti meg a támogatás. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

A Gyvt. 96–97. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladatra támogatás nem vehető igénybe, de az érintett önkormányzatokat – az 1.1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás gyermekjóléti alapellátási feladat ellátásában részt vevő tagjaként figyelembe lehet venni.

A támogatás az e pontban foglalt feltételeknek megfelelő feladatok ellátása és megszervezése során felmerülő működési és felhalmozási kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz használható fel.

2.7. A többcélú kistérségi társulások mozgókönyvtári és egyes közművelődési feladatainak támogatása

FAJLAGOS ÖSSZEG:1 000 000 forint/könyvtári szolgáltató hely

A többcélú kistérségi társulás támogatást igényelhet a mozgókönyvtári és közművelődési feladatainak ellátásához. A támogatás megállapítása során kizárólag a nyilvános könyvtárral nem rendelkező, könyvtári szolgáltató hely kialakítását biztosító – a Kiegészítő szabályok 4. pontja szerinti feltételeknek megfelelő – települési önkormányzatok számát lehet figyelembe venni.

A könyvtári szolgáltató helynek

a) 1 500 fő vagy az alatti lakosságszámú települések esetén hetente legalább két napon, hetente összesen minimum hat órás,

b) 1 500 fő feletti települések esetén hetente legalább négy napon, hetente összesen minimum tizenkét órás

nyitvatartást kell biztosítania.

A támogatás a mozgókönyvtári feladat szervezése és ellátása, valamint közösségi programok szervezése során felmerülő működési és felhalmozási kiadásokhoz használható fel. A támogatás – a többcélú kistérségi társulás döntése alapján – felhasználható könyvtárbusz működtetésére is, amennyiben a nyilvános könyvtárral vagy szolgáltató hellyel rendelkező önkormányzat olyan településrészen biztosítja a feladatellátást, ahonnan a könyvtár (vagy a szolgáltató hely) távol van, vagy nehezen közelíthető meg.

A támogatás felhasználható olyan átalakításhoz vagy bővítéshez is, amely lehetővé teszi, hogy a könyvtári szolgáltató hely egyben közösségi színtérként is működhessen. Amennyiben a könyvtári szolgáltató hely közösségi színtérként is működik, a nyitvatartási időre vonatkozó kötelezettség közművelődési programok szervezésével és tartásával is teljesíthető. A támogatás kizárólag a szakmai célokkal összefüggő kiadásokra fordítható.

2.8. A többcélú kistérségi társulások belső ellenőrzési feladatainak támogatása

FAJLAGOS ÖSSZEG: 79 000 forint/költségvetési szervek száma alapján számított mutatószám

A támogatást az a többcélú kistérségi társulás igényelheti, amely a helyi önkormányzatokról szóló 1990. évi LXV. törvény, az államháztartásról szóló 1992. évi XXXVIII. törvény, valamint a költségvetési szervek belső ellenőrzéséről szóló 193/2003. (XI. 26.) Korm. rendelet szabályai alapján – a Kiegészítő szabályok 5. pontja szerinti feltételeknek megfelelően – gondoskodik a belső ellenőrzési feladat ellátásáról.

A többcélú kistérségi társulás biztosítja a belső ellenőrzési feladat ellátásában részt vevő települési önkormányzatok, azok polgármesteri hivatalainak, illetve körjegyzőségeinek, önmaga és munkaszervezetének belső ellenőrzését, valamint az önkormányzatok, intézményi társulások és a Társulás felügyelete alá tartozó költségvetési szervek felügyeleti jellegű ellenőrzését.

A többcélú kistérségi társulást a belső ellenőrzési feladat ellátásában részt vevő települési önkormányzatok, a többcélú kistérségi társulás, intézményi társulás és a felügyelete alá tartozó költségvetési szervek száma alapján alaptámogatás illeti meg az alábbiak szerint:

- az alaptámogatás valamennyi települési önkormányzat száma, a többcélú kistérségi társulás és költségvetési szerveinek, a többcélú kistérségi társulás által fenntartott intézmények 2007. január 1-jét követő átszervezése során létrejött tagintézményeinek, továbbá a 3 500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveinek száma alapján, valamint
- a 3 500 fő lakosságszám feletti települési önkormányzatok költségvetési szervei közül legfeljebb a 3 500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveivel azonos számú költségvetési szerv után igényelhető.

Az alaptámogatás kétszerese vehető igénybe a 3 500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveinek száma alapján, amennyiben a többcélú kistérségi társulás saját feladatellátásában gondoskodik a belső ellenőrzési feladatok ellátásáról.

A támogatás felhasználható a belső ellenőrzési feladat szervezése és ellátása során felmerülő működési és felhalmozási kiadásokhoz.

Kiegészítő szabályok:

1. Általános szabályok

1.1. A többcélú kistérségi társulás az e fejezet 2.2–2.6. és 2.8. pontjai szerinti támogatások közül kizárólag azokat igényelheti, amelyekhez tartozó feladatok ellátásában:

a) a kistérséghez tartozó települések több mint fele részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának 60%-át, vagy

b) a kistérséghez tartozó települések több mint 60%-a részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának felét.

1.2. A 2.2–2.6. és 2.8. pont szerinti feladatok kizárólag attól a teljes hónaptól tekinthetők ellátottnak, amelytől a többcélú kistérségi társulás teljesíti a Kiegészítő szabályok 1.1. pontja szerinti feltételeket. Amennyiben egy feladat esetében 2011. december 31-e előtt részben vagy a kistérség egészében megszűnik a feladatellátás, illetve nem teljesülnek – a feladatellátásra vonatkozó – e fejezet szerinti feltételek, úgy a többcélú kistérségi társulás – részben vagy egészben – nem jogosult az adott feladat vonatkozásában támogatásra. Amennyiben az adott feladat vonatkozásában a többcélú kistérségi társulás támogatásra nem jogosult, és ennek következtében nem tudja teljesíteni az 1.1.1. pontban foglalt feltételeket, úgy nem jogosult az e fejezetben meghatározott támogatások igénybevételére.

1.3. A 2.2. pontban szereplő feladatok támogatásának további feltétele, hogy a többcélú kistérségi társulás Közokt. tv. 85. § (4) bekezdése szerinti – két évnél nem régebben felülvizsgált – önálló intézkedési tervében foglaltakat betartsa. Amennyiben a kistérségben lakóhellyel, ennek hiányában tartózkodási hellyel rendelkező gyermek, tanuló beiskolázása meghiúsul, úgy a Társulás nem jogosult e fejezet szerinti támogatásokra.

1.4. A többcélú kistérségi társulás az e fejezet 2.1., 2.2.2., 2.3–2.8. pontjai szerinti támogatásokat – azok felhasználási szabályainak megfelelően – felhasználhatja az általa vállalt bármely olyan feladathoz, amelynek ellátásához a 2.2–2.8. pontok szerint normatív támogatásban részesült. A többcélú kistérségi társulás a 2.2.1. pont szerinti támogatást kizárólag az általa, valamint az intézményi társulás által fenntartott, Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő azon intézményekre fordíthatja, amelyek után támogatásban részesült.

1.5. Az adott kistérség határán átnyúló feladatellátás esetében a támogatást az a többcélú kistérségi társulás igényli, amely:

- a 2.2., 2.3., 2.4. b), 2.4. d) és 2.5. pontok szerinti feladatok esetében az ellátást biztosító intézményt fenntartja, vagy amelynek tagja az intézményi társulás székhely települése,
- a 2.4. a), 2.4. c) és 2.6. pontok szerinti feladatoknál e szolgáltatásokat a kistérségen kívüli települések lakosai számára biztosítja,
- a 2.8. pont szerinti feladatellátást a kistérségen kívüli települési önkormányzatok költségvetési szervei számára biztosítja.

A 2.4. pont szerinti feladatok esetében a kistérség határán átnyúló települések esetében nem feltétel, hogy a többcélú kistérségi társulás által ellátott – legalább két szociális alapszolgáltatási – feladatban részt vegyenek.

1.6. Az egyes feladatok ellátásához igénybe vett támogatás elszámolása a normatív állami hozzájárulásokkal azonos eljárás alapján és feladatonként, a költségvetési évben jogszerűen elszámolt kiadások és vállalt kötelezettségek figyelembevételével történik.

1.7. A lakosságszámra és a korcsoportokba tartozókra a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait a 2010. január 1-jei állapot szerint, a települési önkormányzatok közigazgatási státuszát a 2011. január 1-jei állapot szerint kell figyelembe venni. Az e fejezet szerinti támogatásokat a Tkt. tv. 2011. január 1-jén hatályos melléklete szerinti kistérségekben megalakult többcélú kistérségi társulások igényelhetik.

1.8. Az e fejezet 2.3–2.8. pontjai szerinti támogatások esetében a többcélú kistérségi társulás egy tizedesre kerekített mutatószámok alapján részesül támogatásban.

2. A közoktatási intézményi és szakszolgálati feladatok ellátásához kapcsolódó támogatásokkal összefüggő szabályok

2.1. Amennyiben a többcélú kistérségi társulás, illetve – a Ttv. 8., 9. és 16. §-ai szerinti – intézményi társulás e pont szerinti feltételeket teljesítő intézményt tart fenn, igényelheti a 2.2.1. pont szerinti támogatásokat. Azon önkormányzatokat, melyek önállóan tartják fenn intézményeiket, kizárólag abban az esetben lehet a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe venni, ha az intézmények teljesítik a Kiegészítő szabályok 2.1.1. a), illetve c) pontjai és a Kiegészítő szabályok 2.1.2. a), illetve c) pontjai szerinti feltételeket.

2.1.1. Az óvodákban

a) az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak
   - a 2011/2012. nevelési évben indított valamennyi óvodai csoportban együttesen a 75%-át;

b) amennyiben az óvoda fenntartásáról legalább 5 települési önkormányzat intézményi társulásban gondoskodik, és a települések átlagos lakosságszáma nem éri el az 500 főt, az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak
   - a 2011/2012. nevelési évben valamennyi óvodai csoportban együttesen a 65%-át;

c) amennyiben az óvodát 10 000-nél nagyobb lakosságszámú települési önkormányzat, vagy olyan intézményi társulás tartja fenn, melynek tagja 10 000-nél nagyobb lakosságszámú önkormányzat, úgy az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak
   - a 2011/2012. nevelési évben valamennyi óvodai csoportban együttesen a 100%-át.

2.1.2. Az iskolákban

a) az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámának
   - a 2011/2012. tanévben indított 1–4. és 5–8. évfolyamokon együttesen a 75%-át;

b) amennyiben az iskola fenntartásáról legalább 5 települési önkormányzat társulásban gondoskodik, és a települések átlagos lakosságszáma nem éri el az 500 főt, valamint az oktatás egy ellátási helyen történik, az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak
   - a 2011/2012. tanévben indított 1–4. és 5–8. évfolyamokon együttesen a 65%-át;

c) amennyiben az iskolát 10 000-nél nagyobb lakosságszámú települési önkormányzat, vagy olyan intézményi társulás tartja fenn, melynek tagja 10 000-nél nagyobb lakosságszámú önkormányzat, úgy az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak
   - a 2011/2012. tanévben az 5–8. évfolyamokon együttesen a 100%-át, az 1–4. évfolyamokon együttesen a 75%-át;

d) amennyiben az iskola a többcélú kistérségi társulás által fenntartott egységes iskolaként működik, úgy a 2011/2012. tanévben a 9–13. évfolyamokon az osztályokra vonatkozó – a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszám 100%-a – átlaglétszámok egyes osztályokba járó tanulók számával súlyozott átlagát szükséges kiszámítani. Az intézményben tanulók átlaglétszámának el kell érnie az így kiszámított átlagot.

2.1.3. Az átlaglétszám számításánál figyelmen kívül hagyhatóak azon intézmények, amelyekben a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok vannak, és amely intézmények alapító okirata tartalmazza a nemzeti-etnikai kisebbségi feladatok ellátását. A többcélú kistérségi társulás abban az esetben igényelhet támogatást ezen intézmények után, amennyiben az alábbi feltételek teljesülnek:

- az intézményt a többcélú kistérségi társulás, illetve intézményi társulás tartja fenn,
- az átlaglétszám-számításnál a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett önálló csoportok, osztályok létszámát és az önálló csoportok, tanulócsoportok számát figyelmen kívül hagyva az átlaglétszámok megfelelnek a fenti – átlaglétszám számítására vonatkozó – szabályoknak,
- a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok átlaglétszámának – évfolyamoktól függetlenül – el kell érnie a 2011/2012. nevelési évben és tanévben a nemzeti és etnikai kisebbségek jogairól szóló 1993. évi LXXVII. törvény 43. §-ának (4) bekezdése szerinti létszám 65%-át,
- amennyiben egy osztályban nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoport van, amely eléri az előző bekezdés szerinti létszámot, úgy a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportot is beleértve kell elérnie az osztály átlaglétszámának a Közokt. tv. 3. számú mellékletében meghatározott csoport, illetve osztály átlaglétszám 65%-át.
- a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok a nem nemzetiségi csoportokkal, osztályokkal is egybeszámíthatók az átlaglétszám-feltételek teljesülésének érdekében.

2.1.4. Nem vehető igénybe a közoktatási feladatra támogatás a Kiegészítő szabályok 2.1.1.–2.1.3. pontjai szerinti feltételeket teljesítő,

- 2009. január 1-jét követően intézményi társulás vagy többcélú kistérségi társulás fenntartásába kerülő, továbbá
- 2009. január 1-jét követően a Közokt. tv. 121. § (1) bekezdése szerinti intézményátszervezésben érintett

közoktatási intézményekbe járó gyermekek, tanulók után, ha

a) a fenntartó intézményi társulás székhely települése nem egyezik meg a közoktatási intézmény székhelye szerinti településsel, vagy

b) az általános iskolai feladatot is ellátó – intézményi társulás vagy többcélú kistérségi társulás által fenntartott – közoktatási intézmény a székhelye szerinti településen nyolc évfolyamnál kevesebb évfolyammal működik, vagy

c) a fenntartó intézményi társulás ugyanazon közoktatási feladat ellátására (óvodai nevelés, általános iskolai nevelés-oktatás, középfokú oktatás) több önálló OM azonosítóval rendelkező intézményt tart fenn.

A fenti esetekben az intézményi társulásban tag önkormányzatokat – az 1.1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe lehet venni.

2.2. A Kiegészítő szabályok 2.1. pont szerinti feltételeket nem teljesítő óvodákat és általános iskolákat fenntartó intézményi társulásban tag önkormányzatokat az ebben a pontban meghatározott esetekben – az 1.1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe lehet venni. Ezen intézményekbe járó gyermekek, tanulók után azonban a közoktatási feladatra támogatás nem igényelhető.

2.2.1. Ha az óvoda fenntartásáról intézményi társulás vagy a többcélú kistérségi társulás gondoskodik, úgy az óvodai csoportok átlaglétszáma két fővel lehet kevesebb a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak:

- a 2011/2012. nevelési évben indított valamennyi óvodai csoportban a 75%-ánál.

2.2.2. Ha az általános iskola fenntartásáról intézményi társulás vagy a többcélú kistérségi társulás gondoskodik, úgy az általános iskolákban az osztályok átlaglétszáma két fővel lehet kevesebb a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak:

- a 2011/2012. tanévben indított 1–4. és 5–8. évfolyamon együttesen a 75%-ánál.

2.2.3. Ha az óvoda, iskola fenntartásáról legalább 3 települési önkormányzat társulásban gondoskodik:

- a 2011/2012. nevelési évben az óvodai csoportok és az általános iskola 1–4. évfolyam esetén a csoportok, illetve az osztályok átlaglétszáma együttesen eléri legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport/osztály átlaglétszámnak az 50%-át,
- amennyiben az 5–8. évfolyamon az oktatás egy ellátási helyen történik, úgy 2011/2012. tanévben az 5–8. évfolyam esetén az osztályok átlaglétszáma együttesen eléri legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak az 50%-át.

2.3. A gyermekek, tanulók számának meghatározása az átlaglétszám-számítás és a támogatás szempontjából:

2.3.1. Az átlaglétszám számításánál az önálló OM azonosítóval rendelkező intézmény tekintendő egy intézménynek. Az átlaglétszám számítás és támogatás szempontjából az azonosító számmal rendelkező tanulók és alkalmazottak, valamint az óvodai nevelésben és korai fejlesztésben, gondozásban részesülő gyermekek vehetők figyelembe.

2.3.2. A gyermekek, tanulók létszámának számításánál a Közokt. tv. 1. számú melléklet Második rész 1. a), b), d) és f) pontjaiban és a 3. számú melléklete II. rész 3. pontjában foglalt előírásokat is figyelembe kell venni.

2.3.3. Az átlaglétszámot összevont óvodai csoportok esetén az összevont és a nem összevont óvodai csoportokra vonatkozóan együttesen, az általános iskola 1–4. évfolyamán az összevont és a nem összevont osztályokra vonatkozóan együttesen kell teljesíteni. Az összevont csoportokat, illetve 1–4. évfolyamon az összevont osztályokat egy csoportként, illetve osztályként kell figyelembe venni.

2.3.4. Az 5–8. évfolyamon az osztályösszevonás az átlaglétszám-számítás és a támogatás szempontjából nem ismerhető el. Ezen intézményeket fenntartó önkormányzatokat nem lehet a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe venni.

2.3.5. A gyógypedagógiai nevelés, oktatás céljából létrehozott csoportokat, osztályokat az átlaglétszám-számítás és a támogatás szempontjából figyelmen kívül kell hagyni.

2.3.6. A Magyar Köztársaság Kormánya és az Észak-atlanti Szerződés Szervezete közötti, a NATO Légiszállítást Kezelő Szervezetnek a Magyar Köztársaság területén való településéről és működéséről szóló Megállapodás kihirdetéséről szóló 2008. évi XXXIV. törvény szerinti szerződés alapján Magyarországra érkező delegáció gyermekei és tanulói részére szervezett csoportokat, osztályokat az átlaglétszám és a támogatás szempontjából figyelmen kívül kell hagyni.

2.3.7. Azon települési önkormányzat, amelynek a területén – önkormányzati fenntartásban – nem működik közoktatási intézmény vagy intézményegység, az átlaglétszám-számítás és a támogatás szempontjából az egyes óvodai, iskolai évfolyamok tekintetében legfeljebb egy intézményfenntartó társulás tagjaként vehető figyelembe.

2.3.8. Azon települési önkormányzatot, amely önállóan is tart fenn óvodát, illetve általános iskolát, kizárólag abban az esetben lehet közoktatási intézményi társulás tagjaként átlaglétszám-számítás és a támogatás szempontjából figyelembe venni, ha más, területén működő óvodát, illetve általános iskolát intézményi társulás székhelyeként tart fenn.

2.3.9. Az óvodai nevelésben részesülő azon gyermekek után is igénybe vehető támogatás, akik 2011. december 31-éig, vagy – a Közokt. tv. 24. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2011/2012. nevelési évben legkésőbb december 31-éig az óvodai nevelést igénybe veszik. Azon gyermekek után, akik negyedik és ötödik életévüket betöltötték és a 2011/2012. nevelési évben legkésőbb december 31-éig az óvodai nevelést igénybe veszik, szintén igényelhető a hozzájárulás.

2.3.10. Az első nevelési évet kezdő óvodások között két gyermekként kell figyelembe venni azokat a bölcsődés korú, második életévüket betöltő gyermekeket is, akiknek nevelését a Közokt. tv. 33. § (14) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között biztosítják.

2.4. A közoktatási intézményi feladat az egyes települések tekintetében akkor tekinthető ellátottnak, ha a településen található valamennyi – önkormányzat, intézményi társulás vagy többcélú kistérségi társulás fenntartásában levő – közoktatási intézmény 2011. évben teljesíti a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CXXX. törvény 8. számú mellékletének III. fejezetében foglalt és e törvény 8. melléklet III. fejezete Kiegészítő szabályainak 2.1. vagy 2.2. pontja szerinti átlaglétszám-feltételeket.

2.5. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások kizárólag az olyan intézményben ellátottak, oktatottak után vehetők igénybe, amelynek alapító okiratában az igényjogosultságot megalapozó tevékenység szerepel, továbbá OM azonosítóval rendelkezik, a közoktatási információs rendszer adatbázisába bejelentkezett és nyilvántartásba vették. Az intézményi társulások esetében további feltétel az érintett nevelési-oktatási intézmény írásos megállapodásban rögzített közös alapítása és/vagy megállapodás alapján közös üzemeltetése, az intézmény költségvetésének közös meghatározása.

2.6. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások igénybevétele és az elszámolás a nevelési-oktatási feladatoknak megfelelő közoktatási statisztikai adatokra és az azt megalapozó előírt tanügyi okmányokra vagy a hozzájárulást megalapozó okmányokra épül.

2.7. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások a tanulói jogviszony szünetelése esetén nem igényelhetők.

2.8. A közoktatási intézményi feladat esetében a feladat ellátásához kapcsolódó támogatások megállapítása – az autóbusszal utaztatott gyermekek, tanulók számának és az ehhez kapcsolódó támogatás meghatározásának kivételével – a tervezésnél a többcélú kistérségi társulás által közölt tényleges – a tárgyévet megelőző év október 1-jei közoktatási statisztikai adatok –, illetve a költségvetési évben induló tanévre becsült, tanévi nyitó létszámok figyelembevételével történik. Az elszámolásnál az intézményi társulás, illetve többcélú kistérségi társulás szintjén figyelembe vett ellátottak, oktatottak 2010/2011. tanévi nyitó létszámát és a 2011/2012. tanévi nyitó létszámát kell figyelembe venni.

Az autóbusszal utaztatott gyermekek, tanulók után a szolgáltatás megkezdésének hónapjától támogatás vehető igénybe:

- a 2010/2011. tanév tekintetében időarányosan, legfeljebb 8 hónapra,
- a 2011/2012. tanév tekintetében időarányosan, legfeljebb 4 hónapra.

Az elszámolásnál az intézményi társulás, illetve többcélú kistérségi társulás szintjén figyelembe vett, a 2010/2011. tanévben és a 2011/2012. tanévben utaztatott gyermekek, tanulók számát kell figyelembe venni a közoktatási intézmények vezetőjének adatszolgáltatása alapján.

2.9. A közoktatási szakszolgálati feladatok közül a logopédiai ellátás, gyógytestnevelés, gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, és fejlesztő felkészítés esetében az ellátottak után igényelt támogatás elszámolása a következők szerint történik: az ellátottak

- 2011. január 1-je és 2011. augusztus 31-e közötti száma: az ezen időszakban a felösszesített heti ellátotti létszám osztva a 2011. év ellátási heteinek számával,
- 2011. szeptember 1-je és 2011. december 31-e közötti száma: az ezen időszakban a felösszesített heti ellátotti létszám osztva a 2011. év ellátási heteinek számával.

Ellátási hétnek

- 2011. január 1-jétől 2011. június 30-áig tartó időszakra vonatkozó tanítási heteket, továbbá
- 2011. szeptember 1-jétől 2011. december 31-éig tartó időszakra vonatkozó tanítási heteket

tekintjük.

Az ellátotti létszámban egy héten egy gyermek, tanuló csak egyszer vehető figyelembe.

3. A szociális és gyermekjóléti feladatok ellátásához kapcsolódó támogatásokkal összefüggő szabályok

3.1. A többcélú kistérségi társulás a 2.4. pontban foglalt szociális alapszolgáltatási feladatok ellátását biztosíthatja:

- intézményfenntartóként,
- szervező tevékenységével létrehozott olyan – a Ttv. 8., 9. és 16. §-a szerinti – intézményi társulások útján, melyek:
  = lakosságszáma az étkeztetés, családsegítés, házi segítségnyújtás és nappali intézményi ellátás alapszolgáltatási feladatok esetében legalább 3 000 fő. Amennyiben ez azért nem teljesíthető, mert a többcélú kistérségi társulásban a feladatot vállaló önkormányzatok együttes lakosságszáma nem éri el a 3 000 főt, úgy közvetlenül a többcélú kistérségi társulásnak kell a feladatellátást biztosítania,
  = feladatellátásában részt vevő önkormányzatok önállóan e feladat ellátását nem biztosíthatják, nem rendelkezhetnek az adott feladat ellátásához kapcsolódó működési engedéllyel,
- a Szoctv. 120–122. §-a alapján kötött szerződés útján, kivéve a 2.4. b) pont szerinti szociális étkeztetést, továbbá
- írásban kötött külön megállapodás keretében, a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján, kivéve a 2.4. b) pont szerinti szociális étkeztetést.

3.2. Amennyiben a többcélú kistérségi társulás a 2.4. pontban foglalt szociális alapszolgáltatási feladatok ellátásáról – külön megállapodás keretében – a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján gondoskodik, úgy a többcélú kistérségi társulás társulási megállapodásában ezt rögzíteni szükséges. Az adott feladat ellátására a többcélú kistérségi társulással külön megállapodást kötő önkormányzat vagy intézményének működési engedélye legalább további két települési önkormányzat közigazgatási területére kell kiterjednie, és így a települések lakosságszámának együttesen legalább 3000 főnek kell lennie. További feltétel, hogy azon önkormányzatok és intézményeik, melyek területén a többcélú kistérségi társulás a szociális alapszolgáltatás(ok) biztosításáról – külön megállapodás keretében – gondoskodik, nem rendelkezhetnek az adott szociális alapszolgáltatás(ok) ellátásához kapcsolódó működési engedéllyel.

3.3. A szociális étkeztetés esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma osztva 251-gyel; elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója alapján naponta összesített ellátottak számának alapulvételével számított éves ellátotti létszám osztva 251-gyel. Egy ellátott egy ellátási napon csak egyszer vehető figyelembe.

3.4. A házi segítségnyújtás esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma osztva 251-gyel; elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak számának alapulvételével számított éves ellátotti létszám osztva 251-gyel. Egy ellátott egy ellátási napon csak egyszer vehető figyelembe.

3.5. Az időskorúak, a pszichiátriai és szenvedélybetegek, a fogyatékos és demens személyek, és a hajléktalanok nappali intézményi ellátása esetén az ellátottak számának meghatározása: tervezéskor az ellátottak becsült éves száma osztva 251-gyel; elszámolásnál az időskorúak, a hajléktalanok, a demens, valamint a fogyatékos személyek estében a naponta ellátottak, a pszichiátriai és a szenvedélybetegek esetében a Szoctv. 94/B. §-a, illetve a 94/D. §-a szerinti, az intézménnyel megállapodást kötött ellátottak – gondozási napló (esemény-, illetve látogatási napló) alapján naponta összesített – számának (a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap) alapulvételével számított éves ellátotti létszám osztva 251-gyel. A hozzájárulás az éves átlaglétszámra a működési engedélyben szereplő létszám erejéig vehető figyelembe. A hajléktalanok számára nappali ellátást nyújtó intézményben (nappali melegedő) az elszámolás alapja a külön jogszabályban meghatározott látogatási napló alapján számított létszám, amely naponként nem lehet több a működési engedélyben szereplő férőhelyszám háromszorosánál.

3.6. A többcélú kistérségi társulás a 2.6. pontban foglalt gyermekjóléti alapellátási feladatok ellátásáról gondoskodhat:
- intézményfenntartóként,
- szervező tevékenységével létrehozott olyan Ttv. 8., 9. és 16. §-a szerint létrehozott intézményi társulások útján, melyek:
  = lakosságszáma legalább 5 000 fő. Amennyiben ez azért nem teljesíthető, mert a többcélú kistérségi társulásban a feladatot vállaló önkormányzatok együttes lakosságszáma nem éri el az 5 000 főt, úgy közvetlenül a többcélú kistérségi társulásnak kell a feladatellátást biztosítania,
  = feladatellátásában részt vevő önkormányzatok önállóan e feladat ellátását nem biztosíthatják, nem rendelkezhetnek az adott feladat ellátásához kapcsolódó működési engedéllyel,
- a Gyvt. 96–97. §-a alapján kötött szerződés útján, továbbá
- írásban kötött külön megállapodás keretében, a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján.

3.7. Amennyiben a többcélú kistérségi társulás a 2.6. pontban foglalt feladatokról -külön megállapodás keretében – a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján gondoskodik, úgy a többcélú kistérségi társulás társulási megállapodásában ezt rögzíteni szükséges. Az adott feladat ellátására a többcélú kistérségi társulással külön megállapodást kötő önkormányzat vagy intézményének működési engedélye legalább további két települési önkormányzat közigazgatási területére kell kiterjednie, és így a települések lakosságszámának együttesen legalább 5 000 főnek kell lennie. További feltétel, hogy azon önkormányzatok és intézményeik, melyek területén a többcélú kistérségi társulás a gyermekjóléti alapellátás(ok) biztosításáról – külön megállapodás keretében – gondoskodik, nem rendelkezhetnek az adott gyermekjóléti alapellátás(ok) ellátásához kapcsolódó működési engedéllyel.

3.8. Amennyiben a többcélú kistérségi társulás a 2.5. pont szerinti gyermekek átmeneti gondozási feladatról a feltételeknek megfelelően gondoskodik és a feladat ellátásához e fejezet szerint normatív támogatásban részesül, úgy a 2.6. pont szerinti gyermekek átmeneti gondozása alapellátási feladatra támogatás nem igényelhető.

3.9. A 2.3. és 2.5. pont szerinti feladatoknál az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak becsült éves gondozási napjainak száma osztva 365-tel; elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

3.10. Gondozási nap: egy ellátott egy napi intézményi ellátása (tartós és átmeneti szociális intézményben, bölcsődében, családi napköziben, gyermekek átmeneti gondozását biztosító és gyermekvédelmi szakellátást nyújtó intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony – a kórházi és a gyermekvédelmi szakellátást kivéve – egy évi folyamatos távollét esetén megszűnik.

3.11. A 2.3.–2.6. pontokban szereplő feladatok után abban az esetben igényelhető a 2.3.–2.6. pontok szerinti támogatás a teljes költségvetési évre, ha az e pontokban foglalt feltételeket teljesítő szolgáltató:
- a 2.4. és 2.6. pontokban szereplő feladatok esetében legkésőbb 2011. január 31-éig,
- a 2.3. és 2.5. pontokban szereplő feladatok esetében az ott megjelölt feltételek szerint

rendelkezik az adott szociális szolgáltatásra, illetve gyermekjóléti, gyermekvédelmi szolgáltató tevékenységre külön jogszabály szerinti érvényes és hatályos működési engedéllyel.

Amennyiben a feladatellátás év közben kezdődik meg, illetve a fenntartó a feladat ellátásához szükséges működési engedélyt év közben szerzi meg, vagy az ellátási terület bővül, úgy az ellátott feladatok, illetve a feladatellátáshoz csatlakozó települések után időarányos támogatás igényelhető. Ebben az esetben a támogatási jogosultság kezdete a működési engedély hatálybalépését követő hónap első napja.

A 2.3. és a 2.5. pont szerinti feladatok esetében a támogatás igénybevételének további feltétele, hogy a feladatot ellátó intézmény(ek) működési engedélye(i) legalább a Kiegészítő szabályok 1.1. pontja szerinti településekre kiterjedjen(ek).

3.12. Amennyiben a többcélú kistérségi társulás a 2.3.–2.6. pontokban foglalt feladatok ellátását a Ttv. 8. §-a, 9. §-a és 16. §-a szerinti intézményi társulás útján biztosítja, úgy a jogosultságot a Kormány általános hatáskörű területi államigazgatási szerve vezetőjének nyilatkozatával kell igazolni, amelynek tartalmaznia kell, hogy a megállapodás törvényes, és a működési engedély egy példányával a társulásban részt vevő valamennyi önkormányzatnak rendelkeznie kell.

3.13. A házi segítségnyújtáshoz kapcsolódó támogatás nem igényelhető azonos időszakban, ugyanazon ellátott után az időskorúak, pszichiátriai és szenvedélybetegek, fogyatékos és demens személyek, és hajléktalanok nappali intézményi ellátásához kapcsolódó támogatással.

3.14. A szociális étkeztetéshez kapcsolódó támogatás nem igényelhető azonos időszakban, ugyanazon ellátott után a pszichiátriai és szenvedélybetegek, fogyatékos és demens személyek, és hajléktalanok nappali intézményi ellátásához kapcsolódó támogatással.

4. A mozgókönyvtári és közművelődési feladatok ellátásához kapcsolódó támogatással összefüggő szabályok

A többcélú kistérségi társulás abban az esetben igényelheti a támogatást, ha legalább négy, nyilvános könyvtárral nem rendelkező – könyvtári szolgáltató hely kialakítását biztosító – települési önkormányzat számára az alábbiak szerint biztosítja a mozgókönyvtári szolgáltatásokat:

- A nyilvános könyvtárral nem rendelkező települési önkormányzatok nyilvános városi vagy a megyei könyvtártól (a továbbiakban: szolgáltató) megrendelik a könyvtári szolgáltatásokat. A többcélú kistérségi társulás szerződést köt a szolgáltatóval.
- A nyilvános könyvtárral nem rendelkező önkormányzatok (vagy a többcélú kistérségi társulás) könyvtári szolgáltató hely kialakításáról gondoskodnak, amelyekben a szolgáltató által kiszállított könyvtári állomány elhelyezhető, a könyvtári eszközök biztonságos tárolása megoldható, és ahol a megrendelt könyvtári szolgáltatások fogadhatók.
- A többcélú kistérségi társulás gondoskodik a megrendelt könyvtári szolgáltatásokhoz szükséges egyéb feltételek biztosításáról, különösen a nyilvános könyvtár és a könyvtári szolgáltató hely közötti információcseréről, a megrendelések fogadásáról, a dokumentumáramlást biztosító szállítóeszköz működtetéséről.
- A többcélú kistérségi társulás a támogatásból hozzájárulhat a szolgáltató könyvtár által kialakított kistérségi információs portál működtetéséhez is – kapcsolódva a Rokka (kulturális fonál) és a Portál programhoz.

5. A belső ellenőrzési feladatok ellátásához kapcsolódó támogatással összefüggő szabályok

5.1. A többcélú kistérségi társulás a belső ellenőrzési feladat ellátásáról

- saját feladatellátás esetén intézményfenntartással, vagy munkaszervezeti feladatellátás keretében (önálló munkaszervezetében, vagy a munkaszervezet feladatával megbízott önkormányzati hivatal szervezeti egységében), illetve külső szolgáltató bevonásával,
- intézményi társulás(ok) útján

gondoskodik.

5.2. Amennyiben a többcélú kistérségi társulás a belső ellenőrzés biztosításáról intézményi társulások útján gondoskodik, úgy az egyes intézményi társulásban legalább hét települési önkormányzatnak részt kell vennie. A többcélú kistérségi társulás az intézményi társulások szakmai munkáját az ellenőrzési programok készítésére, az ellenőrzés lebonyolítására, realizálására vonatkozó belső ellenőrzési módszertan összehangolásával segíti.

5.3. A támogatásnál elismerhető költségvetési szervek száma meghatározásánál figyelembe veendő időpontok:

- Az 1.2. pontban meghatározott feltételek 2011. január 31-éig történő teljesítése esetén 2011. január 31-e.
- A 2011. január 31-ét követően megkezdett feladatellátás esetén, az azt megelőző hónap utolsó napja.

IV. A HELYI ÖNKORMÁNYZATI HIVATÁSOS TŰZOLTÓSÁGOK TÁMOGATÁSA

ELŐIRÁNYZAT: 35 133,5 millió forint

A támogatás a hivatásos önkormányzati tűzoltóságok fenntartásához és működtetéséhez, a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvényben előírt követelmények teljesítéséhez a következő normatívák alapján vehető igénybe.

1. A hivatásos önkormányzati tűzoltóság állományának személyi juttatásaihoz:

a) A készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóság személyi juttatásaihoz

FAJLAGOS ÖSSZEG: 3 620 169 forint/fő

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a tűzoltóságok legkisebb erő- és eszközállományáról, a Riasztási és Segítségnyújtási Tervről, a működési területről, valamint a tűzoltóságok vonulásaival kapcsolatos költségek megtérítéséről szóló 32/2009. (XI. 30.) ÖM rendelet (a továbbiakban: 32/2009. (XI. 30.) ÖM rendelet) 2. mellékletének létszám összesen rovat adata szerint. A normatíva a fegyveres szervek hivatásos állományú tagjainak szolgálati viszonyáról szóló 1996. évi XLIII. törvény (a továbbiakban: Hszt.) illetményrendszerének megfelelő – a 2010. évben hatályos illetményalappal számított – illetményt tartalmazza.

b) A készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóság személyi juttatásaihoz

FAJLAGOS ÖSSZEG: 4 808 990 forint/fő

A támogatást a készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a 32/2009. (XI. 30.) ÖM rendelet 2. mellékletének létszám összesen rovat adata szerint. A normatíva a Hszt. illetményrendszerének megfelelő – a 2010. évben hatályos illetményalappal számított – illetményt tartalmazza.

c) Illetménykiegészítéshez

FAJLAGOS ÖSSZEG: 86 323 forint/fő

A támogatást a Fővárosi Önkormányzat veheti igénybe az 1. a) pontban meghatározotton túl a Hszt. 103. § (2) bekezdés c) és a (3) bekezdés b) pontja, valamint a Hszt. végrehajtásáról szóló 140/1996. (VIII. 31.) Korm. rendelet és a belügyminiszter irányítása alatt álló fegyveres szervek hivatásos állományú tagjai illetményének és egyéb juttatásainak megállapításáról, valamint a folyósítás szabályairól szóló 20/1997. (III. 19.) BM rendelet alapján – a fővárosi tűzoltó-parancsnokság megyei illetékességű középirányító tevékenységet ellátó hivatásos állományú tagjai illetménykiegészítéséhez – a 32/2009. (XI. 30.) ÖM rendelet 2. mellékletének létszám összesen rovat adatában – Budapest részére – meghatározott létszám szerint.

2. A hivatásos önkormányzati tűzoltóság dologi kiadásainak támogatása az alábbi normatívákkal vehető igénybe:

a) A tűzoltólaktanyák üzemeltetéséhez, fenntartásához és intézményi kiadásaihoz

FAJLAGOS ÖSSZEG: 4 897 forint/m^2

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a telekkönyvi nyilvántartásban, illetve a használatbavételi engedélyben szereplő, fűtéssel és világítással együttesen ellátott tűzoltólaktanya és kiegészítő létesítmény nettó alapterülete, továbbá a tűzoltóság feladataihoz bérelt – fűtéssel és világítással együttesen ellátott – nettó alapterület szerint. Nem igényelhető támogatás a bérleti díj ellenében tartósan bérbe adott laktanya terület után.

b) A tűzoltó járművek üzemeltetéséhez, karbantartásához

FAJLAGOS ÖSSZEG: 138 forint/km

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a 32/2009. (XI. 30.) ÖM rendelet 3. mellékletében meghatározott és üzemeltetett tűzoltó járművek és technikai eszközök 2007–2009. évek futott és pótlékolt kilométereinek három éves átlaga összegével tervezett futásteljesítmény alapján. A számításnál nem vehető figyelembe a tűzoltásvezetői gépjármű és a tűzoltó motorcsónak által futott kilométerek száma, továbbá a térítéses munkák kilométerei.

c) Az egyedi tűzoltó járművek és különleges szerek kötelező évi rendszeres felülvizsgálatához és műszaki vizsgájához

FAJLAGOS ÖSSZEG: 500 000 forint/db

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe a 32/2009. (XI. 30.) ÖM rendelet 3. mellékletében meghatározott működő, különleges szerek és egyedi eszközök száma alapján (habbal oltó gépjármű, porral oltó gépjármű, magasból mentő, műszaki mentőszer, gyorsbeavatkozó, daru, konténer szállító gépjármű, műszaki konténer, vegyi konténer, speciális konténer, oltóanyag konténer, speciális konténerszállító gépjármű, por-hab kombinált oltójármű, speciális erdőtüzes gépjármű, tűzoltóhajó, generátor szer, ugrópárna, búvárszer, tömlőszállító, légző-bázis, kamera, tűzoltó-csoport jármű, tűzoltásvezetői gépjármű, tűzoltó motorcsónak).

d) Központi riasztási rendszer üzemeltetéséhez

FAJLAGOS ÖSSZEG: 57 800 000 forint

A támogatást a Fővárosi Tűzoltó-parancsnokságot fenntartó Fővárosi Önkormányzat veheti igénybe, a fővárosi kerületi tűzoltó-parancsnokságok riasztásra létesített központi riasztási rendszer üzemeltetéséhez.

e) A készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltó-parancsnokság intézményi, létesítmény-üzemeltetési kiadásaihoz

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A hivatásos önkormányzati tűzoltóság fenntartásához és működtetéséhez a fenti normatívakkal juttatott állami támogatás összege együttesen szolgál a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvényben előírt követelmények teljesítéséhez.

Az állami támogatás igénylése a 32/2009. (XI. 30.) ÖM rendelet 2010. november 30-án hatályos állapota szerint illeti meg a fenntartót. Az elszámolás a költségvetési évben vállalt kötelezettségek, valamint jogszerűen elszámolt költségek figyelembevételével történik. Az elszámolásnál nem vehetők figyelembe a vállalkozási vagy kiegészítő tevékenység keretében, térítési díj ellenében végzett munkák, illetve kiadott területek bevételei és kiadásai. Az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni. A támogatás következő évre áthúzódó kötelezettségvállalással terhelt maradványa 2012. június 30-áig használható fel.

9. melléklet a 2010. évi CLXIX. törvényhez

A központi alrendszer azon előirányzatai, melyek teljesülése módosítás nélkül eltérhet az előirányzattól

1. A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:

X. KÖZIGAZGATÁSI ÉS IGAZSÁGÜGYI MINISZTÉRIUM fejezetben
A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (15. cím, 2. alcím, 17. jogcím-csoport)
Jogi segítségnyújtás (15. cím, 2. alcím, 18. jogcím-csoport)
Átadásra nem került ingatlanok utáni járadék (15. cím, 5. alcím, 4. jogcím-csoport)
Különféle kifizetések (19. cím, 2. alcím, 1. jogcím-csoport)

XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés (20. cím, 2. alcím, 12. jogcím-csoport)
Állat- és növénykártalanítás (20. cím, 6. alcím)

XIII. HONVÉDELMI MINISZTÉRIUM fejezetben
Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz (8. cím, 2. alcím, 39. jogcím-csoport, 3. jogcím)

XIV. BELÜGYMINISZTÉRIUM fejezetben
Bűncselekmények áldozatainak kárenyhítése (20. cím, 1. alcím, 5. jogcím-csoport)
Katasztrófa elhárítási célelőirányzatok (20. cím, 1. alcím, 34. jogcím-csoport)

XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben
Kárrendezési célelőirányzat (25. cím, 2. alcím, 5. jogcím-csoport)
Függő kár kifizetés (25. cím, 2. alcím, 5. jogcím-csoport, 1. jogcím)
Járadék kifizetés (25. cím, 2. alcím, 5. jogcím-csoport, 2. jogcím)
Tőkésítésre kifizetés (25. cím, 2. alcím, 5. jogcím-csoport, 3. jogcím)
Szervezetátalakítási alap (25. cím, 30. alcím, 10. jogcím-csoport)

XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben
Központi Nukleáris Pénzügyi Alap támogatása (19. cím, 1. alcím)
Peres ügyek (21. cím)

XX. NEMZETI ERŐFORRÁS MINISZTÉRIUM fejezetben
Otthonteremtési támogatás (20. cím, 17. alcím, 1. jogcím-csoport)
Gyermektartásdíjak megelőlegezése (20. cím, 17. alcím, 3. jogcím-csoport)
Mozgáskorlátozottak közlekedési támogatása (20. cím, 17. alcím, 5. jogcím-csoport)
GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (20. cím, 17. alcím, 7. jogcím-csoport)
Családi pótlék (21. cím, 1. alcím)
Anyasági támogatás (21. cím, 2. alcím)
Gyermekgondozási segély (21. cím, 3. alcím)
Gyermeknevelési támogatás (21. cím, 4. alcím)
Apákat megillető munkaidő-kedvezmény távolléti díjának megtérítése (21. cím, 5. alcím)
Pénzbeli gyermekvédelmi támogatások (21. cím, 6. alcím)
Életkezdési támogatás (21. cím, 7. alcím)
Rokkantsági járadék (22. cím, 2. alcím, 1. jogcím-csoport)
Megváltozott munkaképességűek járadéka (22. cím, 2. alcím, 2. jogcím-csoport)
Egészségkárosodási járadék (22. cím, 2. alcím, 3. jogcím-csoport)

Bányászok korengedményes nyugdíja, szénjárandóság kiegészítése és kereset-kiegészítése (22. cím, 2. alcím, 4. jogcím-csoport)
Mezőgazdasági járadék (22. cím, 2. alcím, 5. jogcím-csoport)
Fogyatékossági támogatás és a vakok személyi járadéka (22. cím, 2. alcím, 6. jogcím-csoport)
Politikai rehabilitációs és más nyugdíj-kiegészítések (22. cím, 2. alcím, 8. jogcím-csoport)
Házastársi pótlék (22. cím, 2. alcím, 9. jogcím-csoport)
Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás) (22. cím, 2. alcím, 13. jogcím-csoport)
Megváltozott munkaképességűek kereset-kiegészítése (22. cím, 2. alcím, 14. jogcím-csoport)
Közgyógyellátás (22. cím, 3. alcím, 1. jogcím-csoport)

XLI. A KÖZPONTI KÖLTSÉGVETÉS KAMATELSZÁMOLÁSAI, TŐKEVISSZATÉRÜLÉSEI, AZ ADÓSSÁG- ÉS KÖVETELÉS-KEZELÉS KÖLTSÉGEI
fejezetben
Devizában fennálló adósság és követelések kamatelszámolásai (1. cím)
A forintban fennálló adósság és követelések kamatelszámolásai (2. cím)
Adósság és követeléskezelés egyéb kiadásai (3. cím)

XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben
Lakástámogatások (29. cím)
Egyéb vállalati támogatások (30. cím, 2. alcím)
Normatív támogatások (30. cím, 3. alcím)
Fogyasztói árkiegészítés (31. cím)
Felszámolásokkal kapcsolatos kiadások (32. cím, 1. alcím, 4. jogcím-csoport)
Szanálással kapcsolatos kiadások (32. cím, 1. alcím, 5. jogcím-csoport)
Magán- és egyéb jogi személyek kártérítése (32. cím, 1. alcím, 6. jogcím-csoport)
Egyéb vegyes kiadások (32. cím, 1. alcím, 11. jogcím-csoport)
1% SZJA közcélú felhasználása (32. cím, 1. alcím, 12. jogcím-csoport)
Mehib és Eximbank behajtási jutaléka (32. cím, 1. alcím, 19. jogcím-csoport)
Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések (32. cím, 1. alcím, 21. jogcím-csoport)
Állam által vállalt kezesség és viszontgarancia érvényesítése (33. cím)
Pénzbeli kárpótlás (34. cím, 2. alcím, 1. jogcím-csoport)
Az 1947-es Párizsi Békeszerződésből eredő kárpótlás (34. cím, 2. alcím, 2. jogcím-csoport)
Korkedvezmény-biztosítási járulék címen átadott pénzeszköz (35. cím, 1. alcím, 7. jogcím-csoport)
Nemzetközi elszámolások kiadásai (36. cím)
Hozzájárulás az EU költségvetéséhez (37. cím)

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK
fejezetben
Jótállással, szavatossággal kapcsolatos kifizetések (2. cím, 3. alcím, 1. jogcím-csoport)
Kezesi felelősségből eredő kifizetések (2. cím, 3. alcím, 2. jogcím-csoport)
Konszernfelelősség alapján történő kifizetések (2. cím, 3. alcím, 3. jogcím-csoport)
Belterületi föld értéke alapján, alapítói jogon kifizetendő járandóság (2. cím, 3. alcím, 4. jogcím-csoport)
Egyéb bírósági döntésből eredő kiadások (2. cím, 3. alcím, 6. jogcím-csoport)
Egyéb szerződéses kötelezettségek (2. cím, 3. alcím, 7. jogcím-csoport)
Egyéb jogszabályból eredő kiadások (2. cím, 3. alcím, 8. jogcím-csoport)
Átcserélhető kötvény kamatfizetése (2. cím, 4. alcím, 4. jogcím-csoport)
ÁFA elszámolás (2. cím, 8. alcím)

LXIII. MUNKAERŐPIACI ALAP fejezetben
TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások (1. cím, 5. alcím)
Járulékkedvezmény megtérítés (1. cím, 7. alcím)
Álláskeresési támogatások (4. cím, 1. alcím)
Nyugdíjbiztosítási Alapnak átadás (4. cím, 4. alcím)
Bérgarancia kifizetések (5. cím)

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben
Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcím-csoport)
Rokkantsági és baleseti rokkantsági nyugdíj (2. cím, 1. alcím, 2. jogcím-csoport)

Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcím-csoport)
Rehabilitációs járadék (2. cím, 1. alcím, 5. jogcím-csoport)
Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)
Vagyongazdálkodás (3. cím)

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben
Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcím-csoport)
Táppénz (2. cím, 2. alcím, 2. jogcím-csoport)
Külföldi gyógykezelés (2. cím, 2. alcím, 3. jogcím-csoport, 1. jogcím)
Kártérítési járadék (2. cím, 2. alcím, 4. jogcím-csoport)
Baleseti járadék (2. cím, 2. alcím, 5. jogcím-csoport)
Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcím-csoport)
Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcím-csoport)
Anyatej-ellátás (2. cím, 3. alcím, 3. jogcím-csoport)
Utazási költségtérítés (2. cím, 3. alcím, 6. jogcím-csoport)
Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai (2. cím, 3. alcím, 7. jogcím-csoport)
Kifizetőhelyeket megillető költségtérítés (2. cím, 4. alcím, 4. jogcím-csoport, 1. jogcím)
Postaköltség (2. cím, 4. alcím, 4. jogcím-csoport, 2. jogcím)
Egyéb kiadások (2. cím, 4. alcím, 4. jogcím-csoport, 3. jogcím)
Orvosspecifikus vények (2. cím, 4. alcím, 4. jogcím-csoport, 4. jogcím)
Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése (2. cím, 4. alcím, 4. jogcím-csoport, 5. jogcím)
Vagyongazdálkodás (3. cím)

2. Az előirányzat a Kormány jóváhagyásával túlléphető:

VIII. MAGYAR KÖZTÁRSASÁG ÜGYÉSZSÉGE fejezetben
Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)

XIII. HONVÉDELMI MINISZTÉRIUM fejezetben
Válságkezelő és békeműveletek keretében felajánlott alegységek (NRF és Battle Group) (8. cím, 2. alcím, 1. jogcím-csoport)

XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben
Kötött segélyhitelezés (25. cím, 47. alcím)

XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben
Beruházás ösztönzési célelőirányzat (16. cím, 2. alcím, 38. jogcím-csoport)
Autópálya rendelkezésre állási díj (16. cím, 5. alcím, 3. jogcím-csoport)
A helyközi személyszállítási közszolgáltatások és a vasúti pályahálózat működtetésének költségtérítése (17. cím, 1. alcím, 3. jogcím-csoport)

3. Ha az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében illetve ezen támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályaira vonatkozó rendelkezéseiben foglalt lehetőségek kimerültek, az együttes eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:

XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
Uniós programok kiegészítő támogatása (20. cím, 4. alcím)
Vidékfejlesztési és halászati programok (20. cím, 11. alcím)

XIV. BELÜGYMINISZTÉRIUM fejezetben
Közösségi programok (20. cím, 8. alcím)
Szolidaritási programok (20. cím, 9. alcím)

XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben
TEN-T pályázatok (16. cím, 5. alcím, 9. jogcím-csoport)

XIX. UNIÓS FEJLESZTÉSEK fejezetben
Kohéziós Alap támogatásból megvalósuló projektek (2. cím, 3. alcím)
Új Magyarország Fejlesztési Terv (2. cím, 4. alcím)
Területi Együttműködés (2. cím, 5. alcím)

Egyéb uniós előirányzatok (2. cím, 6. alcím)
Állami költségvetési kedvezményezettek sajáterő támogatása (2. cím, 7. alcím, 8. jogcím-csoport)

4. A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociál- és nyugdíjpolitikáért felelős miniszter engedélyével túlléphető:
XX. NEMZETI ERŐFORRÁS MINISZTÉRIUM fejezetben
Folyósított ellátások utáni térítés (22. cím, 4. alcím)

5. A budapesti 4-es – Budapest Kelenföldi pályaudvar-Bosnyák tér közötti – metróvonal megépítésének állami támogatásáról szóló 2005. évi LXVII. törvény szerinti építési feladatok finanszírozási szerződésben foglalt arányos támogatás folyósítása céljából túlléphető:
IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben
Budapest 4-es – Budapest Kelenföldi pályaudvar-Bosnyák tér közötti – metróvonal építésének támogatása (11. cím)

10. melléklet a 2010. évi CLXIX. törvényhez

Az államháztartásról szóló 1992. évi XXXVIII. törvény 3. §-a szerinti külső tételek

XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
Gumiabroncs termékdíjak (21. cím, 9. alcím, 1. jogcím-csoport)
Csomagolóeszközök termékdíja (21. cím, 9. alcím, 2. jogcím-csoport)
Akkumulátorok termékdíja (21. cím, 9. alcím, 3. jogcím-csoport)
Kenőolajok termékdíja (21. cím, 9. alcím, 4. jogcím-csoport)
Reklámhordozó papírok termékdíja (21. cím, 9. alcím, 5. jogcím-csoport)
Elektromos és elektronikai berendezések termékdíja (21. cím, 9. alcím, 6. jogcím-csoport)

XVI. NEMZETI ADÓ- ÉS VÁMHIVATAL fejezetben
Közúti bírságbevételek (5. cím, 1. alcím)

XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben
Közúti bírságbevételek (18. cím, 3. alcím)

XX. NEMZETI ERŐFORRÁS MINISZTÉRIUM fejezetben
Családi pótlék (21. cím, 1. alcím)
Anyasági támogatás (21. cím, 2. alcím)
Gyermekgondozási segély (21. cím, 3. alcím)
Gyermeknevelési támogatás (21. cím, 4. alcím)
Fogyatékossági támogatás és a vakok személyi járadéka (22. cím, 2. alcím, 6. jogcím-csoport)

XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben
Társasági adó (1. cím, 1. alcím)
Hitelintézeti járadék (1. cím, 3. alcím)
Pénzügyi szervezetek különadója (1. cím, 4. alcím)
Cégautóadó (1. cím, 5. alcím)
Egyszerűsített vállalkozói adó (1. cím, 6. alcím)
Bányajáradék (1. cím, 7. alcím)
Játékadó (1. cím, 8. alcím)
Energiaadó (1. cím, 9. alcím, 1. jogcím-csoport)
Környezetterhelési díj (1. cím, 9. alcím, 2. jogcím-csoport)
Egyéb befizetések (1. cím, 10. alcím)
Energiaellátók jövedelemadója (1. cím, 11. alcím)

Rehabilitációs hozzájárulás (1. cím, 12. alcím)
Egyes ágazatokat terhelő különadó (1. cím, 13. alcím)
Általános forgalmi adó (2. cím, 1. alcím)
Jövedéki adó (2. cím, 2. alcím)
Regisztrációs adó (2. cím, 3. alcím)
Személyi jövedelemadó (3. cím, 1. alcím)
Egyéb lakossági adók (3. cím, 2. alcím)
Lakossági illetékek (3. cím, 4. alcím)
Magánszemélyek jogviszony megszűnéséhez kapcsolódó egyes jövedelmeinek különadója (3. cím, 6. alcím)
Vámbeszedési költség megtérítése (7. cím, 2. alcím)
Cukorágazati hozzájárulás beszedési költség megtérítése (7. cím, 3. alcím)
Áfa alapú hozzájárulás (37. cím, 1. alcím)
GNI alapú hozzájárulás (37. cím, 2. alcím)
Brit korrekció (37. cím, 3. alcím)
Hollandia és Svédország számára teljesítendő bruttó GNI csökkentés (37. cím, 4. alcím)

LXIII. MUNKAERŐPIACI ALAP fejezetben
Álláskeresési támogatások (4. cím, 1. alcím)
Bérgarancia kifizetések (5. cím)
Szakképzési hozzájárulás (31. cím)
Bérgarancia támogatás törlesztése (33. cím)
Egészségbiztosítási- és munkaerőpiaci járulék MPA-t megillető hányada (35. cím)

LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP fejezetben
Innovációs járulék (19. cím)

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben
Munkáltatói nyugdíjbiztosítási járulék (1. cím, 1. alcím)
Biztosított által fizetett nyugdíjjárulék (1. cím, 2. alcím, 1. jogcím-csoport)
Megállapodás alapján fizetők járulékai (1. cím, 3. alcím, 2. jogcím-csoport)
Korkedvezmény-biztosítási járulék (1. cím, 3. alcím, 11. jogcím-csoport)
Magánnyugdíjpénztárak átutalásai (1. cím, 3. alcím, 13. jogcím-csoport)
Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcím-csoport)
Rokkantsági és baleseti rokkantsági nyugdíj (2. cím, 1. alcím, 2. jogcím-csoport)
Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcím-csoport)
Rehabilitációs járadék (2. cím, 1. alcím, 5. jogcím-csoport)

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben
Munkáltatói egészségbiztosítási járulék (1. cím, 1. alcím)
Biztosítotti egészségbiztosítási járulék (1. cím, 2. alcím)
Egészségügyi szolgáltatási járulék (1. cím, 3. alcím, 1. jogcím-csoport)
Megállapodás alapján fizetők járulékai (1. cím, 3. alcím, 2. jogcím-csoport)
Munkáltatói táppénz hozzájárulás (1. cím, 3. alcím, 4. jogcím-csoport)
Százalékos mértékű egészségügyi hozzájárulás (1. cím, 4. alcím, 2. jogcím-csoport)
Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcím-csoport)
Táppénz (2. cím, 2. alcím, 2. jogcím-csoport, 1. jogcím)
Gyermekápolási táppénz (2. cím, 2. alcím, 2. jogcím-csoport, 2. jogcím)
Baleseti táppénz (2. cím, 2. alcím, 2. jogcím-csoport, 3. jogcím)
Kártérítési járadék (2. cím, 2. alcím, 4. jogcím-csoport)
Baleseti járadék (2. cím, 2. alcím, 5. jogcím-csoport)
Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcím-csoport)

11. melléklet a 2010. évi CLXIX. törvényhez

Kötelezettségvállalási keret-előirányzatok
EU forrás

millió forint

A Nemzeti Stratégiai Referenciakeret keret-előirányzatai	2007	2008	2009	2010	2011	2012	2013	Összesen
Gazdaságfejlesztés Operatív Program	87 903,8	85 271,4	90 707,2	92 736,0	106 382,2	104 600,4	-	567 601,1
Közlekedés Operatív Program	94 888,0	145 481,3	226 218,4	266 410,3	287 369,2	337 278,3	355 033,2	1 712 678,9
Társadalmi megújulás Operatív Program	142 248,4	131 041,0	131 610,0	124 136,0	130 481,8	137 912,3	-	797 429,3
Államreform Operatív Program	7 300,3	6 402,5	6 046,6	5 155,3	4 735,3	4 766,6	-	34 406,6
Elektronikus közigazgatás Operatív Program	16 408,0	14 729,4	14 332,8	12 858,5	12 689,6	12 490,7	-	83 509,1
Társadalmi infrastruktúra Operatív Program	68 865,8	66 830,0	71 117,8	72 736,2	83 470,7	80 904,2	85 629,0	529 553,7
Környezet és energia Operatív Program	52 543,5	95 788,6	161 392,2	193 606,3	205 960,5	215 407,4	226 667,4	1 151 365,9
Nyugat-dunántúli Operatív Program	16 386,8	15 902,4	16 922,7	17 307,8	19 862,1	19 251,4	-	105 633,4
Közép-dunántúli Operatív Program	17 947,5	17 416,9	18 534,4	18 956,2	21 753,8	21 084,9	-	115 693,7
Dél-dunántúli Operatív Program	24 916,2	24 179,7	25 731,0	26 316,6	30 200,4	29 271,8	-	160 615,7
Dél-alföldi Operatív Program	26 456,0	25 674,0	27 321,2	27 943,0	32 066,8	31 080,8	-	170 541,8
Észak-alföldi Operatív Program	34 454,4	33 435,9	35 581,1	36 390,8	41 761,4	40 477,4	-	222 101,0
Észak-magyarországi Operatív Program	31 933,3	30 989,3	32 977,6	33 728,1	38 705,7	37 515,6	-	205 849,7
Közép-magyarországi Operatív Program	124 365,5	97 845,0	78 413,6	45 644,5	12 680,1	12 940,2	-	371 888,8
Végrehajtás Operatív Program	3 432,4	7 189,1	12 620,4	15 084,1	15 656,4	16 186,1	-	70 168,5
Összesen	750 050,1	798 176,3	949 527,1	989 009,8	1 043 776,1	1 101 168,3	667 329,7	6 299 037,3
Az Új Magyarország Vidékfejlesztési Program keret-előirányzatai	143 450,7	135 053,3	147 897,4	146 577,5	153 329,0	157 725,3	163 690,7	884 033,2
A Halászati Operatív Program keret-előirányzatai	0,0	1 594,5	1 679,5	1 693,5	1 907,5	1 747,6	1 831,3	8 622,6

12. melléklet a 2010. évi CLXIX. törvényhez

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2011. évben

Fizetési	Fizetési osztályok									
fokozatok	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0525	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725